115.

06014409

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Industries Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 1 6 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3300 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/15/06

ANNUAL REPORT 2005-2006

Reliance
Industries Limited



Growth is Life



"The fundamental belief for us is that Growth is Life and we have to continue to grow at all times."

- Mukesh D. Ambani
Chairman & Managing Director

Notice

Notice is hereby given that the Thirty-second Annual General Meeting of the Members of RELIANCE INDUSTRIES LIMITED will be held on Tuesday, June 27, 2006 at 11.00 a.m., at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, to transact the following businesses :

Ordinary Business :

1. To consider and adopt the audited Balance Sheet as at March 31, 2006, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. To declare a dividend on Equity Shares.

3. To appoint Directors in place of those retiring by rotation.

4. To appoint Auditors and to fix their remuneration and in this regard to consider and, if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution :**

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants, M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Rajendra & Co., Chartered Accountants, be and are hereby appointed as Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors."

Special Business :

5. To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution** :

   "RESOLVED THAT in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, Prof. Dipak C. Jain, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as a Director of the Company subject to retirement by rotation under the provisions of the Articles of Association of the Company."

6. To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution** :

   "RESOLVED THAT in accordance with the provisions of Section 81 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ("the Guidelines") or any statutory modification(s) or re-enactment of the Act or the Guidelines, the provisions of any other applicable laws and regulations, the Articles of Association of the Company and Listing Agreements entered into by the Company with the Stock Exchanges where the securities of the Company are listed and subject to any applicable approval(s), permission(s) and sanction(s) of any authorities and subject to any condition(s) and modification(s) as may be prescribed or imposed by such authorities while granting such approval(s), permission(s) and sanction(s) and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board" which term shall include 'Employees Stock Compensation Committee' of the Board) and in supersession of the Special Resolution passed by Members in the Annual General Meeting of the Company held on June 13, 2000, consent of the Company be and is hereby accorded to the Board to grant, offer and issue, in one or more tranches, to such permanent employees of the Company whether working in India or out of India and Directors of the Company whether Wholetime Directors or otherwise (hereinafter referred to collectively as the "Employees"), as may be decided by the Board, Options exercisable by the Employees under a Scheme titled "Employees Stock Option Scheme - 2006" (hereinafter referred to as "the Scheme") to subscribe to such number of equity shares and/or equity linked instruments which could give rise to the issue of equity shares (hereinafter referred to collectively as "the Securities") of the Company not exceeding in aggregate 5% of the issued, subscribed and paid-up equity shares of the Company as on March 31, 2006, i.e. up to 6,96,75,402 equity shares, at such price and on such terms and conditions as may be determined by the Board in accordance with the Guidelines or any other applicable provisions as may be prevailing at that time.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the Scheme on such terms and conditions as contained in the Explanatory Statement to this item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the Scheme from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the Scheme.

   RESOLVED FURTHER THAT the Securities may be allotted in accordance with the Scheme either directly or through an existing trust or a trust which may be setup in any permissible manner and that the Scheme may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe to the Securities of the Company.

RESOLVED FURTHER THAT any new equity shares to be issued and allotted as aforesaid shall rank *pari passu* inter se with the then existing equity shares of the Company in all respects.

RESOLVED FURTHER THAT the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under the Scheme on the Stock Exchanges where the securities of the Company are listed as per the provisions of the Listing Agreements with the Stock Exchanges concerned, the Guidelines and other applicable laws and regulations.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

7. To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution** :

"RESOLVED THAT in accordance with the provisions of Section 81 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ("the Guidelines") or any statutory modification(s) or re-enactment of the Act or the Guidelines, the provisions of any other applicable laws and regulations, the Articles of Association of the Company and Listing Agreements entered into by the Company with the Stock Exchanges where the securities of the Company are listed and subject to any applicable approval(s), permission(s) and sanction(s) of any authorities and subject to any condition(s) and modification(s) as may be prescribed or imposed by such authorities while granting such approval(s), permission(s) and sanction(s) and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board" which term shall include 'Employees Stock Compensation Committee' of the Board) and in supersession of the Special Resolution passed by Members in the Annual General Meeting of the Company held on June 13, 2000, consent of the Company be and is hereby accorded to the Board to extend the benefits of the "Employees Stock Option Scheme – 2006" referred to in the resolution under Item No. 6 in this Notice and duly passed at this Meeting, also to such permanent employees of the subsidiary companies whether working in India or out of India and Directors of the subsidiary companies whether Wholetime Directors or otherwise, as may be decided by the Board and / or such other persons, as may from time to time, be allowed under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution."

By Order of the Board of Directors

Vinod M. Ambani
President and Company Secretary

Mumbai,
April 27, 2006.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point,
Mumbai 400 021

Notes :

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty-eight hours before commencement of the Meeting.**

2. Corporate Members intending to send their authorised representatives to attend the Meeting are requested to send a certified copy of the Board Resolution authorising their representative to attend and vote on their behalf at the Meeting.

3. In terms of Article 155 of the Articles of Association of the Company, Shri Nikhil R. Meswani, Shri H. S. Kohli and Shri Y.P. Trivedi, Directors, retire by rotation at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment. Brief resume of these Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships/chairmanships of Board Committees, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report. The Board of Directors of the Company commends their respective re-appointments.

4. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to the Special Business to be transacted at the Meeting is annexed hereto.

5. Members are requested to bring their Attendance Slip alongwith their copy of Annual Report to the Meeting.

6. Members who hold shares in dematerialised form are requested to write their Client ID and DP ID Numbers and those who hold shares in physical form are requested to write their Folio Number in the Attendance Slip for attending the Meeting.

7. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.

8. Relevant documents referred to in the accompanying Notice are open for inspection at the Registered Office of the Company on all working days, except Saturdays, between 11.00 a.m. and 1.00 p.m. up to the date of the Meeting.

9. (a) The Company has already notified closure of Register of Members and Transfer Books from Saturday, June 3, 2006 to Saturday, June 10, 2006 (both days inclusive) for determining the names of Members eligible for dividend on Equity Shares, if declared at the Meeting.

   (b) The dividend on Equity Shares, if declared at the Meeting, will be paid on or after June 27, 2006 to those Members whose names shall appear on the Company's Register of Members on Friday, June 2, 2006. In respect of shares held in dematerialised form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the Depositories as at the end of business on Friday, June 2, 2006.

10. (a) In order to provide protection against fraudulent encashment of dividend warrants, Members who hold shares in physical form are requested to intimate the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, under the signature of the Sole/First joint holder, the following information to be incorporated on dividend warrants :

    (i) Name of the Sole/First joint holder and the Folio Number.

    (ii) Particulars of Bank Account, viz.:

      (a) Name of Bank

      (b) Name of Branch

      (c) Complete address of the Bank with Pin Code Number

      (d) Account type, whether Savings Account (SA) or Current Account (CA)

      (e) Bank Account Number

    (b) Members who hold shares in dematerialised form may kindly note that their Bank Account details, as furnished by their Depositories to the Company, will be printed on their dividend warrants as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such Members for deletion of or change in such Bank Account details. Further, instructions, if any, already given by them in respect of shares held in physical form will not be automatically applicable to shares held in electronic form. **Members who wish to change such Bank Account details are therefore requested to advise their Depository Participants about such change with complete details of Bank Account.**

11. The Company has transferred all unpaid/unclaimed dividends declared up to the financial year ended March 31, 1995 to the General Revenue Account of the Central Government as required under the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978 (the Rules). Members who have not so far claimed or collected their dividends declared up to the aforesaid financial year are requested to claim such dividends from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai - 400 614, Telephone (091) (022) 2757 6802, by making an application in Form II of the Rules. A specimen of the said Claim Form is provided in the Annual Report.

12. Pursuant to the provisions of Section 205A(5) and 205C of the Companies Act, 1956, the Company has transferred the unpaid/ unclaimed dividends for the financial years 1995-96, 1996-97 and 1997-98 to the **Investor Education and Protection Fund** (IEPF) established by the Central Government. Dividends for the financial year ended March 31, 1999 and thereafter, which remain unpaid/unclaimed for a period of 7 years will be transferred by the Company to IEPF. **Information in respect of such unpaid/ unclaimed dividends and the last date for claiming the same are provided in Shareholders' Referencer forming part of the Annual Report.**

    Members who have not so far encashed dividend warrant(s) for the aforesaid years are requested to seek issue of duplicate warrant(s) by writing to the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, immediately. **Members are requested to note that no claims shall lie against the Company or IEPF in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claims.**

13. Members who hold shares in physical form in multiple folios in identical names or joint accounts in the same order of names are requested to send the share certificates to the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, for consolidation into a single folio.

14. Non-Resident Indian Members are requested to inform the Company's Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited, immediately of:

    a) the change in the Residential status on return to India for permanent settlement.

    b) the particulars of the Bank Account maintained in India with complete name, branch, account type, account number and address of Bank with Pin Code Number, if not furnished earlier.

15. Members are advised to refer to the Shareholders' Referencer provided in the Annual Report.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956

Item No. 5

The Board of Directors of the Company (the Board), has appointed, pursuant to the provisions of Section 260 of the Companies Act, 1956 (the Act) and Article 135 of the Articles of Association of the Company, Prof. Dipak C. Jain as an Additional Director of the Company with effect from August 4, 2005.

In terms of the provisions of Section 260 of the Act, Prof. Dipak C. Jain would hold office upto the date of this Annual General Meeting.

The Company has received a notice in writing from a member alongwith a deposit of Rs.500/-, proposing the candidature of Prof. Dipak C. Jain for the office of Director of the Company, under the provisions of Section 257 of the Act.

Prof. Dipak C. Jain has, to his credit, more than 20 years experience in management, education and corporate governance. Keeping in view his enriched expertise and knowledge, it will be in the interest of the Company that Prof. Dipak C. Jain is appointed as a Director, who if appointed, shall be liable to retire by rotation, in accordance with the provisions of the Articles of Association of the Company.

A brief resume of Prof. Dipak C. Jain, nature of his expertise in specific functional areas and names of companies in which he holds directorships and memberships/chairmanships of Board Committees, as stipulated under Clause 49 of Listing Agreement with the Stock Exchanges in India, are provided in Report on Corporate Governance forming part of the Annual Report.

The Board commends the resolution set out at Item No. 5 of the Notice for your approval.

Save and except Prof. Dipak C. Jain, none of the other Directors of the Company is, in any way, concerned or interested in the resolution.

Item Nos. 6 and 7

Stock Options have long been recognised as an effective instrument to attract talent and align the interest of employees with those of the company and its shareholders, providing an opportunity to employees to share the growth of the company and to create long-term wealth in the hands of employees. Stock Option Schemes also create a common sense of ownership between the company and its employees, paving the way for a unified approach to the common objective of enhancing overall shareholder value. The main objective of such Schemes is to give employees who are performing well, an opportunity to gain from the company's performance, thereby acting as a retention tool and to attract best talent available in the market.

The employee reward through this mechanism has been well tested over a period of time.

The Company, immediately after the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ("the Guidelines") were introduced by SEBI, had approved, in principle, grant of Options to the Employees of the Company and its subsidiary companies, vide Special Resolutions passed at the Annual General Meeting held on June 13, 2000.

The Board of Directors of the Company (hereinafter referred to as "the Board" which term shall include 'Employee Stock Compensation Committee' of the Board) is now considering to reward such permanent employees of the Company whether working in India or out of India and Directors of the Company whether Wholetime Directors or otherwise (hereinafter referred collectively as the "Employees"), as it may decide from time to time, through this mechanism and has made certain modifications to the earlier proposal. As a measure of good corporate governance, the Board thought it fit to again place the matter for approval of the Members of the Company.

The salient features of the Employees Stock Option Scheme – 2006 (hereinafter referred to as the "the Scheme") are as under –

(A) Total number of Options to be granted

The Options to be granted under the Scheme shall not result in issue of equity shares exceeding 5% of the issued, subscribed and paid-up equity shares of the Company as on March 31, 2006, i.e. up to 6,96,75,402 shares.

(B) Identification of classes of employees entitled to participate in the Scheme

Such permanent employees, including Directors, of the Company and its subsidiary companies as may be decided by the Board, from time to time, will be entitled to participate in the Scheme.

Under the prevailing Guidelines, an employee who is a promoter or belongs to the promoter group will not be eligible to participate in the Scheme. A Director, who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10% of the outstanding equity shares of the Company, will also not be eligible to participate in the Scheme.

The Options granted under the Scheme shall not be renounced, transferred, pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

(C) Requirements of vesting, period of vesting and maximum period of vesting

There shall be a minimum period of one year between the grant of Options and vesting of Options. The maximum vesting period may extend up to four years from the date of grant of Options, unless otherwise decided by the Board. The vesting shall happen in one or more tranches as may be decided by the Board.

(D) Exercise price or pricing formula

The exercise price for the purposes of the grant of Options shall be the 'market price' within the meaning set out in the Guidelines, i.e., the latest available closing price, prior to the date when Options are granted, on that Stock Exchange where there is highest trading volume on the said date.

(E) Exercise period and the process of exercise

Exercise period will commence from the vesting date and will expire not later than seven years from the date of grant of Options or such other period as may be decided by the Board.

The Options will be exercisable by the Employees by a written application to the designated officer of the Company, in such manner, and on execution of such documents, as may be prescribed by the Board.

The Options shall lapse if not exercised any time within the exercise period or such extended period as may be prescribed by the Board.

(F) Appraisal process for determining the eligibility of employees to participate in the Scheme

The Company has a formal performance appraisal system established whereby performance of the employees is assessed each year on the basis of various functional and managerial parameters. The appraisal process is revised at regular intervals in line with the emerging global standards.

The Employees would be granted Options based on performance linked parameters such as work performance, technical knowledge, period of service, designation and such other parameters as may be decided by the Board from time to time.

The Board may at its discretion extend the benefits of the Scheme to a new entrant.

(G) Maximum number of Options to be issued per employee and in aggregate

The number of Options that would be granted to an employee under the Scheme shall be decided by the Board. However, Options to be granted to a single employee shall not result into equity shares exceeding 0.10% of the issued, subscribed and paid-up equity shares of the Company as on March 31, 2006. The aggregate of all such grants shall not result into equity shares exceeding 5% of the issued, subscribed and paid-up equity shares of the Company as on March 31, 2006.

The maximum number of shares that can be issued under the Scheme to Non-Executive Directors of the Company in a financial year and in aggregate shall not exceed 3,00,000 shares and 9,00,000 shares respectively.

(H) Accounting methods/policies

The Company and its subsidiary companies shall conform to the accounting policies specified in Clause 13.1 of the Guidelines, and/or such other guidelines as may be applicable, from time to time.

(I) Method of valuation of Options

The Company shall use the intrinsic value method for valuation of the Options. 'Intrinsic value' means excess of the market price of the share under the Scheme over the exercise price of the Option (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

Clause 6(1) of the Guidelines requires that any employee stock option scheme must be approved by way of a special resolution. Further, as the Scheme will entail further shares to be offered to persons other than existing Members of the Company, consent of Members is required by way of a special resolution pursuant to the provisions of Section 81 of the Companies Act, 1956 (the Act) Accordingly the resolution set out at Item No. 6 is being placed for approval of Members pursuant to the provisions of Section 81 of the Act and Clause 6 of the Guidelines and all other applicable provisions of laws.

As per Clause 6(3) of the Guidelines, a separate special resolution is required to be passed if the benefits of the scheme are to be extended to employees of the holding or subsidiary companies. Further, as the Scheme will entail further shares to be offered to persons other than existing Members of the Company, consent of Members is required by way of a special resolution pursuant to the provisions of Section 81 of the Act. Accordingly, the resolution set out at Item No. 7 is being placed for approval of Members pursuant to the provisions of Section 81 of the Act and Clause 6 of the Guidelines and all other applicable provisions of laws.

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board commends the Special Resolutions set out at Item Nos. 6 and 7 for approval of Members.

None of the Directors of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

By Order of the Board of Directors

Vinod M. Ambani
President and Company Secretary

Mumbai,
April 27, 2006.

Reliance
Industries Limited

Members' Feedback Form 2005-2006

Name : .... e-mail id : ....

Address : ....

DP ID No. : ....

Client ID No. : ....

Folio No. : ....
(in case of physical holding)

No. of equity shares held : ....
(the period for which held)

Signature of member

Please rate on a 5 point scale of 1 to 5

1. Excellent	2. Very Good	3. Good	4. Satisfactory	5. Unsatisfactory	1	2	3	4	5
Directors' Report and Management's Discussion and Analysis		Contents							
		Presentation							
Report on Corporate Governance		Contents							
		Presentation							
Shareholders' Referencer		Contents							
		Presentation							
Quality of Financial and non- financial information in the Annual Report		Contents							
		Presentation							
Information on Company's Website		Contents							
		Presentation							
INVESTOR SERVICES									
Turnaround time for response to shareholder query									
Quality of response									
Timely receipt of Annual Report									
Conduct of Annual General Meeting									
Timely receipt of dividend warrants / payment through ECS									
Promptness in confirming demat / remat requests									
Overall rating									

Views/Suggestions for improvement, if any ....

....

....

....

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Members are requested to send this feedback form to the address given overleaf.

BUSINESS REPLY INLAND LETTER

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To,
Shri S. Sudhakar
Asst. Vice President-Corporate Secretarial
Reliance Industries Limited
Registered Office: 3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021

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Letter to Shareholders



Mukesh D. Ambani
Chairman & Managing Director

Dear Shareowners,

I am writing this letter to share with you a matter of great pride in the history of your company.

You will be happy that Reliance Industries Limited has become the first and only Indian company in the private sector to cross the US$ 2 billion mark in terms of net profit.

In fact, in 2005-06, Reliance Industries Limited (RIL) delivered a path-breaking performance across most operating and financial indicators and continues to enjoy a pre-eminent position as the largest private sector enterprise in India in terms of revenues, profits, net worth, assets and market capitalization.

Highlighting the global competitiveness of your company, RIL continues to be India's largest exporter. In 2005-06, RIL's exports touched US$ 7.3 billion. This accounted for over 37% of our revenues and 8.2% of India's total exports. RIL continues to be a global leader in its major product categories.

Strategic investments in newer businesses, consolidation of businesses, robust business plans in newer domains and capitalizing on new value creation opportunities were some of the hallmarks of the year gone by.

The world is witnessing a powerful movement towards greater balance in the midst of an unprecedented surge of prosperity. Continued economic growth has to contend with anxieties on account of rising oil prices and geo-political uncertainty. In this environment your company continues to march forward with unabated self-confidence.

We look to the future with optimism because the centre of economic growth is shifting to Asia. Demand and rapid capacity creation in virtually every aspect of the economy characterizes the Asian growth story. The world is increasingly focusing on the economic prowess of the two most populous nations - India and China. The spotlight in the coming years will be on the growth paradigms of these two giants. It is a historic opportunity to correct disparities across the continents, to rebalance the world and take it towards a more equitable paradigm of growth and consumption in various parts of our planet.

India's economy, poised to continue to grow at almost 8% is a major factor in realizing this vision. We believe that this growth rate is sustainable. In fact, there is potential for achieving even higher growth rates. The robustness of the Indian economy is reflected through its vibrant capital markets and its increasing FDI inflows.

Your company continues to focus on value creation opportunities for our stakeholders. During the year, the largest demerger in Indian corporate history unlocked tremendous value for our shareholders.

During the year, your company also decided to float a subsidiary of global importance, Reliance Petroleum Limited (RPL). RPL is setting up a refinery with processing capacity of 580,000 barrels per day in the Special Economic Zone in Jamnagar, near our existing refinery. This will be one of the most advanced refineries in the world and would cater to the high value-added global markets of US and Western Europe.

On a stand-alone basis RPL will be the sixth largest refinery in the world and combined with our existing refinery it will make Jamnagar the single largest location of refinery assets in the world. Post 2008, when Reliance Petroleum Limited is expected to go on stream, Jamnagar will process 2 out of every 100 barrels of crude processed in the world. This is a significant achievement in terms of global scale.

The creation of RPL is yet another eloquent manifestation of our value creation process. Through RPL, our shareholders will be able to enjoy the benefits of a refining business catering to the global markets.

We at RIL are continuously driven by the desire to excel our past performance and expand our horizons. India's confident march towards emergence as a global economic power has further reinforced our strong belief in the inherent strengths of the Indian economy. Faith in the future of the country remains a source of tremendous inspiration for us.

It has always been our conviction that the nation's assets must be augmented. We have done this through creating temples of industrial excellence. Now we are forging ahead to further strengthen the sinews of the national economy by unearthing some of her huge natural reserves and initiating new breakthroughs across several new domains.

We also believe that your company has the capacity and the ability to emerge as a significant player on the global energy scene.

Our exploration programme is going on full throttle and the signs are very encouraging. We believe that we will emerge as a significant producer of energy, both of oil and natural gas. This will enable us to enhance India's status as an energy source in the world and without doubt, give a new dimension to our growth story.

We also believe that your company has the capacity and the ability to emerge as a significant player on the global energy scene. To that effect we are also pursuing global opportunities in exploration and production. We will share our progress in this area with you in the days to come.

A revolution of rising aspirations is sweeping all parts of India coupled with rapid expansion and consumption at all levels in our society. We are, therefore, planning a pan-India footprint of multi-format retail outlets to provide the customer with choice in products and services. All the outlets will be connected seamlessly through a state-of-the-art supply chain infrastructure. This initiative has been assiduously planned to connect the Indian farmer and producer with the consumer directly.

Inherent in these domains are tremendous opportunities for both India and RIL, bounded only by our imagination and implementation skills. We will endeavour to deliver value and delight all our constituencies, most of all our shareholders.

Traditionally, RIL has always been a leader in maximizing shareholder value. As we move to the next big ideas in organized retailing, oil and gas exploration and production and infrastructure, besides consolidating your company's lead in existing businesses, we will strive to surpass our standards in delivering shareholder value far more than ever before.

We believe that development must be enduring and sustainable. Therefore, our initiatives are aimed to ensure a better quality of life for the communities in which we work.

RIL has always bet on its people, particularly young people. Our faith in the talent of India is immense. I am happy to report that RIL is powered by the energy and enthusiasm of youth. Our average age is below 37 and our team of young achievers are giving shape to our aspirations in emerging business domains, while taking leadership position in existing businesses.

All these factors sustain continuous growth and high return for all our stakeholders.

I have continued to enjoy steadfast support from the Board of Directors of RIL. I would like to take this opportunity to express my gratitude to the Board, customers, suppliers, bankers, employees and our over two million shareholders for their unceasing confidence and support.

With best wishes,
Sincerely,

Mukesh D. Ambani
Chairman & Managing Director

Highlights 2005-06

TURNOVER

Rs. 89,124 crore (US$ 19,976 million)

GROSS PROFIT

Rs. 14,982 crore (US$ 3,358 million)

CASH PROFIT

Rs. 13,174 crore (US$ 2,953 million)

NET PROFIT

Rs. 9,069 crore (US$ 2,033 million)

NET PROFIT 5 YEAR CAGR

28%

TOTAL ASSETS

Rs. 93,095 crore (US$ 20,866 million)

Growth without Limits

Share in India's economy grows

Revenues equivalent to 2.8% of India's GDP

8.2% of India's total exports

8% of the Government of India's indirect tax revenues

4.7% of the total market capitalisation

11.5% weightage in the BSE Sensex

9.3% weightage in the Nifty Index

Growing importance across the globe

Largest producer of Polyester fibre and yarn

4th largest producer of Paraxylene (PX)

5th largest producer of Mono Ethylene Glycol (MEG)

7th largest producer of Purified Terephthalic Acid (PTA)

7th largest producer of Polypropylene (PP)

Contents

Major Products and Brands

[illegible]			End Uses	
Exploration & Production	Crude Oil and Natural Gas		Refining, power, fertilisers, petrochemicals and other industries	
Refining	Liquefied Petroleum Gas (LPG)	Reliance Gas	Domestic and industrial fuel	
	Propylene		Feedstock for polypropylene	
	Naphtha		Feedstock for petrochmicals such as ethylene, propylene & fertiliers, etc. and as fuel in power plants	
	Gasoline		Transport fuel	
	Jet / Aviation Turbine Fuel		Aviation fuel	
	Superior Kerosene Oil		Domestic fuel	
	High Speed Diesel		Transport fuel	
	Sulfur		Feedstock for fertilsers, pharmaceuticals	
	Petroleum Coke		Fule for power plants and cement plants	
Polymers				
Repol	Polypropylene (PP)	REPOL	Woven sacks for cement, foodgrains, sugar, fertiliser, leno bags for fruits & vegetables, TQ & BOPP films and containers for packaging textiles, processed food, FMCG, office stationery, components for automobile and consumer durables, moulded furniture & luggage, houseware, geotextiles, fibres for socks, sports wear, soft luggage	Dow-UCC, USA
Relene	High Density Polyethylene (HDPE)	RELENE	Woven sacks, raschel bags for fruits & vegetables, containers for packaging edible oil, processed food, FMCG, lubricants, detergents, chemicals, pesticides, industrial crates & containers, carrier bags, houseware, ropes & twines, pipes for water supply, irrigation, process industry & telecom	Novacor, Canada
Reclair	Liner Low Density Polyethylene (LLDPE)	RECLAIR	Films for packaing milk, edible oil, salt, processed food, rotomoulded containers for storage of water, chemical storage and general purpose tanks, protective films and pipes for agriculture, cable sheathing, lids & caps, masterbatches	Novacor, Canada
Reon	Polyvinyl Chloride (PVC)	REON	Pipes & fittings, door & window profiles, insulation & sheathing for wire & cables, rigid bottles & containers for packaging applications, footwear, flooring, partitions, roofing, I. V. fluid & blood bags	Geon Company, USA
Relpipe	Poly-Olefin (HDPE & PP) Pipes	RELPIPE	Irrigation, water supply, drainage, industrial effluents, telecom cable ducts, gas distribution	
Chemicals				
Relab	Linear Alkyl Benzene (LAB)	RELAB	Detergents	UOP, USA
Acrylic				
Recrylon	Wet Spun Acrylic Fibre	RECRYLON	Hosiery, dress material, blanket, carpet & furnishing fabric	Asahi, Japan
Recrylic	Dry Spun Acrylic Fibre	RECRYLIC	Shawl, sportswear, socks, hosiery & upholstery	DuPont, USA

[illegible]	Products	Brand Logo	End Uses	[illegible]
Polyester				
Recron	Staple Fibre Filament Yarn Texturised Yarn Twisted/Dyed Yarn	Recron™	Apparel, home textile, industrial sewing thread, automotive upholstery, carpets, canvas, luggage, spunlace & non woven fabrics	E.I. DuPont, USA Zimmer, Germany Barmag, Germany Toray, Japan, Murata, Japan, ICI, UK, Rieter, Switzerland
Recron Stretch	Stretch yarns for comfortable fit and freedom of movement	Recron™ Stretch	Blouse material, denim, shirting, suiting, dress material, T-shirt, sportswear, swimwear, medical bandages, diapers	
Recron Cotluk	Cotton Look, Cotton Feel Yarns	Recron™ Cotluk	Dress material, shirting, suiting, funishing fabric, curtain, bed sheet	
Recron Dyefast	Can dye at boiling water temperature with high colour fastness	Recron™ Dyefast	Ladies outerwear, feather yarn for knitted cardigan, decorative fabric & home furnishing	
Recron Superblack	Dope dyed black with high consistency in shade	Recron™ Superblack	Apparel, automotive, non-woven & interlining	
Recron Superdye	Bright, brilliant colours and soft feel, low pill	Recron™ Superdye	Woven & k nitted apparel, furnishing & home textile	
Recron Fibrefill	Hollow fibres with high bounce and resilience	Recron™ Fibrefill	Pillows, cushions, quilts, mattresses, furniture, toys & non-wovens	E.I. DuPont, USA
Recron 3S	Secondary Reinforcement Produts	Recron™ 3s	Construction industry (concrete/mortar), asbestos cement (sheet & pipe), paper industry (conventional & speciality), battery industry, wetlaid industry (wall papers, filtration, wipes & hygiene products)	
Recron Certified	Quality Certified Sleep Products	Recron™ Certified	India's first certified Pillows, Cushions & Bedcovers, made as per the quality norms and inputs specified by Reliance	
Relpet	Polyethylene Terephthalate (PET)	relpet relpet plus	Packaging-water, soft drinks, beverages, confectionary, pharmaceutial, agro-chemical, food products	E.I. DuPont, USA Sinco, Italy
Fibre Intermediates	Parazylene (PX) Purified Terephthalic Acid (PTA) Mono Ethylene Glycol (MEG)		Raw material - PTA Raw material - Polyester Raw materila - Polyester	UOP, USA, ICI, UK/DuPont ABB Lummus Crest Netherlands (Shell Process)
Textiles				
Vimal	Suitings, Shirtings, Dress material, Sarees	VIMAL®	Fabrics	
Harmony	Furnishing fabrics, Day curtains, Automotive upholstery	Harmony	Furnishings, home textiles	
RueRel	Suitings	RueRel	Fabrics	
V2	Ready-to-stitch, Take away fabric	V2	Fabrics	
Reancé	Readymade garments	Reancé	Suits, shirts & trousers	

Product Flow Chart


Oil & Gas
Refining
LPG
Motor Spirit
Aviation Turbine Fuel
High Speed Diesel
Coke
Sulfur
Fule Oil
Naphtha / Natural Gas Liquid
Kerosene
Polypropylene
Propylene
Ethylene
Butene-1
Vinyl Chloride Monomer
Ethylene Di-Chloride (EDC)
Ethylene Oxide
Poly Vinyl Chloride (PVC)
Di-Ethylene Glycol (DEG)
Mono-Ethylene Glycol (MEG)
Tri-Ethylene Glycol (TEG)
HDPE / LLDPE
Paraxylene
Normal Paraffin
Acetic Acid
Purified Terephthalic Acid (PTA)
LAB
Polyethylene Terephthalate (PET)
Polyester Chips
Polyester Filament Yarn (PFY)
Polyester Staple Fibre (PSF)
Texturised / Twisted Dyed Yarn
Spun Yarn
Wool Viscose Silk Linen
Fabrics
Existing products
Purchased raw materials
Partly purchased raw materials

Company Information

Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Nikhil R. Meswani
Executive Director

Hital R. Meswani
Executive Director

Hardev Singh Kohli
Executive Director

Ramniklal H. Ambani

Mansingh L. Bhakta

Yogendra P. Trivedi

Dr. Dharamvir Kapur

Mahesh P. Modi

S. Venkitaramanan

Prof. Ashok Misra

Prof. Dipak C. Jain
(from August 4, 2005)

Secretary
Vinod M. Ambani

Audit Committee
Yogendra P. Trivedi (Chairman)
S. Venkitaramanan (Vice Chairman)
Mahesh P. Modi

Shareholders'/Investors' Grievance Committee
Mansingh L. Bhakta (Chairman)
Yogendra P. Trivedi
Mukesh D. Ambani
Nikhil R. Meswani
Hital R. Meswani

Remuneration Committee
Mansingh L. Bhakta (Chairman)
Yogendra P. Trivedi
S. Venkitaramanan
Dr. Dharamvir Kapur

Corporate Governance and Stakeholders' Interface Committee
Yogendra P. Trivedi (Chairman)
Mahesh P. Modi
Dr. Dharamvir Kapur

Health, Safety & Environment Committee
Hital R. Meswani (Chairman)
Dr. Dharamvir Kapur
Hardev Singh Kohli

Finance Committee
Mukesh D. Ambani (Chairman)
Nikhil R. Meswani
Hital R. Meswani

Solicitors & Advocates
Kanga & Co.

Auditors
Chaturvedi & Shah
Deloitte Haskins & Sells
Rajendra & Co.

Bankers
ABN AMRO Bank
Allahabad Bank
Andhra Bank
Bank of America
Bank of Baroda
Bank of India
Bank of Maharashtra
Calyon Bank
Canara Bank
Central Bank of India
Citi Bank
Corporation Bank
Deutsche Bank
HDFC Bank Limited
Hong Kong and Sanghai Banking Corporation Limited
ICICI Bank Limited
IDBI Bank Limited
Indian Bank
Indian Overseas Bank
Oriental Bank of Commerce
Punjab National Bank
Standard Chartered Bank
State Bank of Hyderabad
State Bank of India
State Bank of Patiala
State Bank of Saurashtra
Syndicate Bank
UCO Bank
Union Bank of India
Vijaya Bank

Registered Office
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021, India
Tel +91 22 2278 5000
Fax +91 22 2278 5111
Email: investor_relations@ril.com
http://www.ril.com

Manufacturing Facilities

Hazira Complex
Village Mora, Bhatha P.O.
Surat-Hazira Road
Surat 394 510, Gujarat, India

Jamnagar Complex
Village Meghhpar / Padana
Taluka Lalpur
Dist. Jamnagar 361 280
Gujarat, India

Kurkumbh Complex
D-1, M.I.D.C. Kurkumbh
Taluka Daund
Dist. Pune 413 801
Maharashtra, India

Naroda Complex
103/106, Naroda Industrial Estate
Naroda, Ahmedabad 382 320
Gujarat, India

Patalganga Complex
B-4, Industrial Area, Patalganga
Off Bombay-Pune Road
Near Panvel, Dist. Raigad 410 207
Maharashtra, India

Registrars & Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034, India
Tel +91 40 2332 0666, 2332 0711
2332 3031, 2332 3037
Fax +91 40 2332 3058
Email: rilinvestor@karvy.com
http://www.karvy.com

32nd Annual General Meeting on June 27, 2006 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400020

Consistent growth over ten years

Turnover (Rs crore)


105,000
85,000
65,000
45,000
25,000
5,000
6,442
9,719
10,624
15,847
23,024
45,404
50,096
56,247
73,164
89,124
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06

Net Profit (Rs crore)


10,000
7,000
4,000
1,000
1,323
1,653
1,704
2,403
2,646
3,243
4,104
5,160
7,572
9,069
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06

Net Worth (Rs crore)


58,000
48,000
38,000
28,000
18,000
8,000
8,471
11,983
12,369
13,983
14,765
27,812
30,327
34,453
40,403
49,804
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06

Market Capitalisation (Rs crore)


110,000
85,000
60,000
35,000
10,000
14,395
16,518
12,176
33,346
41,191
41,989
38,603
75,132
76,079
110,958
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06

Earnings per Share (Rs)


80
60
40
20
0
14.40
17.60
18.00
22.40
25.10
23.40
29.30
36.80
54.20
65.10
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06

Book Value per Share (Rs)


400
300
200
100
0
92.00
128.30
129.80
129.90
140.10
199.20
217.20
246.70
289.90
357.40
1996-97
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06

Financial Highlights

Rs. in crore

	2005-06 US$ Mn	2005-06	04-05	03-04	02-03	01-02	00-01	99-00	98-99	97-98	96-97
Turnover	19,976	89,124	73,164	56,247	50,096	45,404	23,024	15,847	10,624	9,719	6,442
Total Income	20,129	89,807	74,614	57,385	51,097	46,186	23,407	16,534	11,232	10,055	6,731
Earnings Before Depreciation, Interest and Tax (EBDIT)	3,358	14,982	14,261	10,983	9,366	8,658	5,562	4,746	3,318	2,887	1,948
Depreciation	762	3,401	3,724	3,247	2,837	2,816	1,565	1,278	855	667	410
Profit After Tax	2,033	9,069	7,572	5,160	4,104	3,243	2,646	2,403	1,704	1,653	1,323
Equity Dividend %		100	75	52.5	50	47.5	42.5	40	37.5	35	65
Dividend Payout	312	1,393	1,045	733	698	663	448	385	350	327	299
Equity Share Capital	312	1,393	1,393	1,396	1,396	1,054	1,053	1,053	933	932	458
Equity Share Suspense	-	-	-	-	-	342	-	-	-	-	-
Reserves and Surplus	10,851	48,411	39,010	33,057	28,931	26,416	13,712	12,636	11,183	10,863	8,013
Net Worth	11,163	49,804	40,403	34,453	30,327	27,812	14,765	13,983	12,369	11,983	8,471
Gross Fixed Assets	20,605	91,928	59,955	56,860	52,547	48,261	25,868	24,662	22,088	19,918	14,665
Net Fixed Assets	14,048	62,675	35,082	35,146	34,086	33,184	14,027	15,448	15,396	14,973	11,173
Total Assets	20,866	93,095	80,586	71,157	63,737	56,485	29,875	29,369	28,156	24,388	19,536
Market Capitalisation	24,870	110,958	76,079	75,132	38,603	41,989	41,191	33,346	12,176	16,518	14,395
Number of Employees		12,540	12,113	11,358	12,915	12,864	15,083	15,912	16,640	17,375	16,778
Contribution to National Exchequer	3,575	15,950	13,972	12,903	13,210	10,470	4,277	3,719	2,893	3,021	2,490

Key Indicators

	US$	2005-06	04-05	03-04	02-03	01-02	00-01	99-00	98-99	97-98	96-97
Earnings Per Share - Rs.	1.46	65.1	54.2	36.8	29.3	23.4	25.1	22.4	18.0	17.6	14.4
Turnover Per Share - Rs.	14.34	639.6	525.0	402.8	358.8	325.2	218.5	150.4	113.8	104.1	70.0
Book Value Per Share - Rs.	8.01	357.4	289.9	246.7	217.2	199.2	140.1	129.9	129.8	128.3	92.0
Debt : Equity Ratio	0.44:1	0.44:1	0.46:1	0.56:1	0.60:1	0.64:1	0.72:1	0.82:1	0.86:1	0.68:1	0.83:1
EBDIT / Gross Turnover %	16.8	16.8	19.5	19.5	18.7	19.1	26.8	30.6	31.2	29.7	30.2
Net Profit Margin %	10.2	10.2	10.3	9.2	8.2	7.1	12.8	15.5	16.0	17.0	20.5
RONW % *	22.7	22.7	21.9	17.0	14.8	16.1	20.0	21.8	19.0	21.6	22.3
ROCE % *	20.5	20.5	21.3	14.0	13.2	15.3	20.4	20.0	18.3	18.7	19.7

1US$ = Rs. 44.615 (Exchange rate as on 31.03.2006)
Per share figures upto 1996-97 have been recast to adjust for 1 : 1 bonus issue in 1997-98
Turnover excludes Merchant exports
* Adjusted for Capital work-in-progress and revaluation

Management's Discussion and Analysis

Forward-Looking Statements

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', 'estimates' or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the company's strategy for growth, product development, market position, expenditures, and financial results, are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. The company cannot guarantee that these assumptions and expectations are accurate or will be realized. The company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Structure and Strategy

Reliance Industries Limited (RIL) is the largest private sector business enterprise in India, on all major financial parameters, including sales, profits, net worth and assets. RIL's operations capture value addition at every stage, from the production of crude oil and gas to polyester, polymer and chemical products, and finally to the production of textiles. RIL is the only company globally to achieve this degree of vertical integration and value addition.

RIL operates mainly in India but has business activities and customers in more than 100 countries around the world. RIL has production facilities at three major locations in India and a further four locations in Europe. RIL also has exploration and production interests in India, Yemen and Oman.

RIL is organized into three major business segments which include: Exploration and Production of oil and gas; Refining and Marketing of petroleum products; and Petrochemicals, including the manufacturing and marketing of polymers, polyester, polyester intermediates and chemicals. The Refining & Marketing and Petrochemicals segment accounted for 98 per cent of RIL's revenues for the year ended March 31, 2006. The E&P business is expected to become a significant contributor in terms of revenues and profits starting from the next couple of years.

RIL's strategy is to build and sustain leadership position across its product categories in the domestic markets, pursue attractive export opportunities, implement vertical integration, access cutting-edge technologies, achieve economies of scale, focus on prudent financial management and invest in high growth opportunities. The primary route for growth adopted by RIL has been through creating businesses and facilities in an organic manner. RIL has grown by setting up world scale, world class projects, scaling them up to meet local and global demand, investing in R&D to develop future prospects and markets, and developing a large pool of qualified and skilled manpower. RIL has also grown through selective acquisitions that ensure greater synergy with its operations.

RIL is India's first private sector company in the Exploration and Production (E&P) sector to have discovered large gas reserves. The E&P strategy of RIL is aimed at further enhancing the level of vertical integration in its energy business, and realising value across the entire energy chain, while fulfilling important national priorities. In the years to come, RIL is well positioned to be amongst the largest value creators in the upstream oil and gas sector.

In the Petrochemicals and Refining business, RIL's strategy is to continuously strive for global leadership and endeavour to be amongst the lowest cost producers worldwide. Alongside, RIL will continue to invest in research, quality, safety and environment and thereby set new benchmarks in the industry. In these businesses RIL will also pursue inorganic growth opportunities, which are strategic to its intents and have the potential to create greater value for its shareholders. In the petroleum retail marketing business, RIL continues to grow its focused and differentiated offers. RIL operates in petroleum retail markets where it can create a competitive edge from supply positions, superior customer offers and efficiency across the value chain. The Indian consumer has already recognized the value proposition offered by RIL in retailing of petroleum products.

Going forward RIL will make strategic decisions with regard to the emerging businesses that it is seeding today. These include:

- Identifying new businesses with high growth potential.
- Investing in businesses that can scale rapidly and generate superior returns over an extendable period of time.
- Create a differentiated business model and aspire to be lowest cost manufacturer/ service provider, which shall ultimately result in gaining dominant market leadership.

The new businesses will aim to generate superior return on capital employed, which shall eventually enhance the overall returns.

RIL will continue its business strategy of building and creating value for all its stakeholders in both its existing and new businesses. RIL will be India's pre-eminent global corporation in terms of size, scale, portfolio diversification and value creation.

Overview – FY 2005-06

Landmark Events

The year 2005-06 was a landmark year in the history of RIL. It marked a new strategic decision to unlock value for its shareholders by reorganizing RIL's business through a process of demerger. In this process, RIL's investments in power generation and distribution, financial services and telecommunication services were demerged in to separate entities and RIL's shareholders received shares in the new entities in the same proportion of their equity holdings in RIL. The successful implementation of the largest demerger process in Indian corporate history has demonstrated RIL's ability to seed new businesses, gain leadership in each of these businesses which are large enough to be independent and thereby create value for RIL's shareholders.

During the year, RIL commenced the setting up of a new export-oriented refinery through its subsidiary, Reliance Petroleum Limited (RPL). The refinery will have a total atmospheric distillation capacity of approximately 580,000 barrels per stream day with a Nelson Complexity of 14.0 and an integrated polypropylene plant with a capacity of 0.9 Million TPA. The capital cost of the RPL project is estimated at Rs 27,000 crore (approximately US$ 6 billion). RPL expects to commission the refinery and the polypropylene plant in and around December 2008. RPL recently completed its US$ 1.2 billion Initial Public Offering of equity shares which received an overwhelming response across different classes of investors and are now listed on the Bombay Stock Exchange and The National Stock Exchange. RIL holds 75 per cent in RPL and has invested Rs 6,750 crore as equity contribution in RPL.

RIL's business performance and strong capital structure were duly recognized through an upward re-rating of its borrowings by international credit rating agencies, namely Moodys' and Standard & Poor. RIL is now rated above India's sovereign rating and is at Baa2 (Moodys') and BBB (S&P).

RIL announced the closure of the buy-back of equity shares with effect from August 2, 2005. This was pursuant to the programme achieving its key objective of ensuring a positive impact on the stock price thereby contributing towards maximization of overall shareholder value. Under the scheme, RIL purchased 2.86 million shares from the open market valued at Rs 149.61 crore (US$ 34 million) which have since been extinguished prior to April, 2005.

Record Financial Performance

During the year, RIL scaled new heights and set several new benchmarks in its financial performance in terms of sales, profits, net worth and assets. RIL scaled the unique milestone of becoming the first Indian private sector company to record a net profit of over US$ 2 billion thereby nearly doubling its profit in a span of just 24 months. RIL's net profit for the year was Rs 9,069 crore (US$ 2,033 million), registering a Compounded Annual Growth Rate (CAGR) of 28 per cent over the past five years.

RIL also took several additional strategic steps to enhance and distribute wealth to its shareholders. The Board of Directors have recommended a dividend payout of Rs 10 per share, the highest ever dividend by RIL. The dividend pay out, if approved, will be Rs 1,394 crore (US$ 312 million), highest ever by any private sector company in India.

RIL generated a return on equity of 22.7 per cent and a return on capital employed of 20.5 per cent, which were significantly higher than its weighted average cost of capital of around 12.5 per cent. RIL has a net gearing of 25 per cent and a gross debt/equity ratio of 0.44.

RIL enjoys a preeminent position in India's economy, with revenues equivalent to about 2.8 per cent of India's GDP. RIL's leadership position in India is also reflected in its all round contribution to the national economy.

RIL accounts for:

- Over 8 per cent of India's total exports
- Nearly 8 per cent of the Government of India's indirect tax revenues
- About 4 per cent of the total market capitalization in India
- Weightage of 10.6 per cent in the BSE Sensex
- Weightage of 8.6 per cent in the Nifty Index

RIL maintained its position as India's largest exporter, reflecting its global competitiveness and the international quality of its products. RIL's products worth US$ 7,327 million (Rs 32,691 crore) were exported during the year, accounting for 37 per cent of its turnover.

Operational Excellence

RIL put together another outstanding performance in a year that was marked by several global challenges.

Crude prices remained firm throughout the year and ranged between US$ 55 per barrel to US$ 70 per barrel. A combination of strong global economic performance and heightened political uncertainties were the significant contributors towards the high price of crude. Despite the higher oil prices in the last couple of years, global oil demand continues to be robust. The forecast from the International Energy Agency is for a demand growth of 1.25 million barrels per day for 2006, this is estimated to be higher than 1.05 million barrels per day for 2005.

The global refining system continues to be stretched, the pace of new capacity creation continues to be slow, and the light/heavy crude oil price differential continues to widen. A combination of these three factors augurs well for globally competitive complex refineries like RIL's existing refinery at Jamnagar and the new refinery being set up by RPL.

RIL's refining business continued to show a superior performance over the benchmarked refining margins. Since the commissioning of the refinery, its gross refining margin has been between US$ 2 to US$ 4 per barrel higher compared to Singapore complex refining margins. For FY 2005-06, RIL had the highest ever gross refining margin at US$ 10.3 per barrel and more importantly a spread of US$ 5.8 per barrel over the Singapore complex margin for the last quarter of the year. Apart from operating efficiencies and optimal capacity utilization, the principal differentiator between RIL's refinery and other global refineries has been its ability to take advantage of the light/heavy crude price differential.

RIL's refinery undertook a maintenance shutdown in October – November 2005 during which it also implemented a Value Maximisation Programme (VMP), which will help in enhancing margins and creating further value on a sustainable basis. The Nelson complexity of the refinery improved from 9.9 to 11.3 as a result of implementation of the VMP.

RIL continued its rollout of the petroleum retail outlets by adding 867 new outlets taking the total number of outlets to 1,218 at the end of the financial year. The response from these outlets continues to be very encouraging in terms of consumer acceptance and growing market share.

As regards RIL's petrochemicals business, operating rates of ethylene crackers globally continued to be high on the back of sustained demand and lack of new capacities getting commissioned. RIL continues to be very well positioned on the cost curve among the naphtha-based Asian crackers with operating rates at 100 per cent and among the lowest cost crackers in this region. Margins however were affected by high crude oil and natural gas prices leading to increase in cost of raw material.

RIL strengthened its global position in this business by adding a new butadiene facility during the year with a capacity of 140,000 TPA.

The margins for the polyester business improved significantly during the year. Key contributors towards these were lower intermediate price and rising cotton prices. Another significant development was the changes in the duty structure announced in the Union Budget this year which makes polyester more competitive as compared to cotton. The excise duty on polyester was reduced to 8 per cent from earlier level of 16 per cent and this is expected to lead to substantial growth of the polyester industry. RIL is very close to completing one of the largest expansion in polyester capacity in the world by adding 550,000 TPA of new polyester capacity.

In the E&P business, RIL was awarded a further five blocks under NELP-V, which brings up the portfolio to 41 blocks including two in Panna-Mukta & Tapti and five blocks of coal bed methane. In addition to its domestic portfolio, RIL has two overseas blocks, one each in Yemen and Oman. RIL signed a Technical Evaluation Agreement with ANH (Columbia's hydrocarbon regulator) and also entered into a cooperation agreement with Ecopetrol (National Oil Company of Columbia) for farm-in opportunities in that country.

RIL continues its efforts in developing its significant gas discovery at the Krishna Godavari Basin. Key contractors and suppliers for the KGD6 block have been appointed and front-end engineering for the offshore facility has been completed. Detailed engineering and placement of orders for all long-lead items are expected to be completed shortly. RIL continues to be well on track for its phase-I of commercial production in FY 2008-09.

RIL is building a strong E&P portfolio, starting with increased production in its existing Panna-Mukta & Tapti blocks, and commercializing KGD6 and other blocks in the next 3-5 years.

Financial Review

During the year, RIL continued to post path-breaking financial numbers.

Turnover for the year increased by 22 per cent from Rs 73,164 crore to Rs 89,124 crore (US$ 19,976 million).

Net Turnover for the year increased by 23 per cent from Rs 66,051 crore to Rs 81,211 crore (US$ 18,203 million). This increase in net turnover is on account of a 1 per cent increase in sales volume and a 22 per cent increase in selling prices of our products.

Other Income decreased from Rs 1,450 crore to Rs 683 crore (US$ 153 million). This decrease was primarily on account of conversion of Preference shares of Reliance Infocomm Ltd to equity shares with effect from April 1, 2005. These shares were subsequently de-merged as a part of the demerger scheme. This decrease was partially offset by higher income from other investments.

Consumption of raw materials increased by 27 per cent from Rs 45,932 crore to Rs 58,343 crore (US$ 13,077 million) primarily on account of higher crude prices.

Employee cost increased by 16 per cent from Rs 846 crore to Rs 978 crore (US$ 219 million). This increase was mainly on account of higher salaries.

Other expenditure, which also includes conversion costs, selling expenses, sales tax, repairs and maintenance, excise duty on stock, and establishment expenses increased by 64 per cent from Rs 5,937 crore to Rs 9,722 crore (US$ 2,179 million). This increase was primarily on account of higher sales tax, freight expenses on retailing of petroleum products, payment of royalty on production of Paraxylene, excise duty provision on stocks and higher repairs and maintenance expense due to the planned shutdown of our refinery.

Operating profit before other income increased by 12 per cent from Rs 12,811 crore to Rs 14,299 crore (US$ 3,205 million). Despite higher selling prices our operating profits were impacted due to higher raw material cost and a planned shutdown of our refinery.

Interest expenditure decreased sharply by 40 per cent from Rs 1,469 crore to Rs 877 crore (US$ 197 million) on account of lower interest rates and higher interest capitalization. Interest capitalized during the year was Rs 637 crore as compared to Rs 297 crore in the previous year. The outstanding debt as on March 31, 2006 was Rs 21,866 crore (US$ 4,901 million) compared to Rs 18,785 crore as on March 31, 2005.

Depreciation charge for the year was Rs 3,401 crore (US$ 762 million) as against Rs 3,724 crore in the previous year. This decrease is primarily on account of the written down value (WDV) method of depreciation on the petrochemical assets.

Resultant from the above, profit before tax increased by 18 per cent from Rs 9,069 crore to Rs 10,704 crore (US$ 2,399 million).

Provision for taxation increased by 32 per cent from Rs 705 crore to Rs 931 crore (US$ 209 million), which included Fringe Benefit Tax of Rs 31 crore (US$ 7 million). Provision for deferred tax decreased by 11 per cent from Rs 792 crore to Rs 704 crore (US$ 158 million) mainly on account of lower Income tax depreciation.

Profit after taxation increased 20 per cent to Rs 9,069 crore (US$ 2,033 million) from Rs 7,572 crore.

The consolidated net profit of RIL after including the contribution of its subsidiaries and associates was Rs 9,398 crore (US$ 2,106 million). The subsidiary companies considered in the consolidated financial statements are:

	Country of Incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Ltd	India	100%
Reliance Ventures Ltd	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance Petroleum Limited	India	100%*
Reliance Infrastructure Limited	India	100%
Reliance Retail Limited	India	100%
Reliance Middle East DMCC	U.A.E	100%
Reliance Netherlands BV	Netherlands	100%

* Post IPO and transfer to Chevron India Holding Pte Ltd., the ownership interest of RIL is 75%.

The significant associate companies considered in the consolidated financial statements are:

	Country of Incorporation	Proportion of ownership interest
Reliance Industrial Infrastructure Limited	India	47.23%
Reliance Europe Limited	UK	50.00%
Indian Petrochemicals Corporation Limited through Reliance Petroinvestments Limited, Reliance Pharmaceuticals Private Limited and Reliance Neutraceuticals Private Limited	India	46.00%

Capital expenditure during the year was Rs 9,476 crore (US$ 2,124 million) primarily on account of E&P, implementation of value maximization projects, expansion of petrochemical capacities and setting up of retail marketing outlets. Details of the capital expenditure undertaken during the year are as follows:

	Rs crore
E&P	2,198
Refining	2,329
Retail Marketing	850
Petrochemicals	3,221
Others	878
Total	**9,476**

RIL is one of India's largest contributors to the national exchequer, primarily by way of payment of taxes and duties to various government agencies.

During the year, RIL contributed Rs 15,950 crore (US$ 3,575 million) in the form of various taxes and duties.

Continued growth in production and sales volumes has increased RIL's payment of duties and taxes over the years, despite the decline in customs and excise duties.

During the year, RIL's exports, including deemed exports, increased to Rs 32,691 crore (US$ 7,327 million), from Rs 25,532 crore in the previous year, recording an annual growth of 28 per cent. RIL continued to maintain its leadership position as the country's largest exporter.

RIL exports its products to around 100 countries, including the most quality and value driven markets in the USA and Europe. This demonstrates RIL's global competitiveness, the world-class quality of its products and superior logistical capabilities. This significant growth in exports has been achieved while retaining uninterrupted leadership in the domestic markets.

RIL now exports 37 per cent of its turnover, with refining and petrochemicals contributing 75 per cent and 25 per cent respectively.

Resources and Liquidity

RIL has a financial framework, which enables it to pursue aggressive business growth strategies while retaining a prudent capital structure.

RIL continues to maintain its conservative financial profile and practice prudent fiscal strategies. This has been endorsed in its domestic and international credit ratings. RIL's long-term debt is rated 'AAA' from CRISIL and 'Ind AAA' by Fitch, the highest ratings awarded by these agencies. RIL's international debt ratings were upgraded by both S&P and Moody's during the year. S&P upgraded RIL's ratings to BBB from BB+, while Moody's upgraded RIL's rating to Baa2 from Ba2. RIL's international debt rating by both S&P and Moody's is now above India's sovereign rating. RIL's short-term debt programme is rated P1+ by CRISIL, the highest credit rating that may be assigned to this category.

RIL's gross debt equity ratio, including long-term and short-term debt as on March 31, 2006, is a conservative 0.44. RIL's long-term debt as on March 31, 2006 stood at Rs 16,516 crore (US$ 3,702 million). Of this debt, 63 per cent represented foreign currency denominated debt. The average final maturity of RIL's total long-term debt is nearly 4.9 years. The average final maturity of the long-term foreign exchange debt is about 5.5 years.

RIL continued to demonstrate flexibility and innovation by restructuring its debts. RIL bought back a total of Rs 140 crore of its debentures during the year. It availed US$ 350 million loan (equivalent to Rs 1,519 crore), issued a Euro Yen Bond of JPY 17.5 billion (equivalent to US$ 150 million / Rs 670 crore) and availed Export Credit Agency (ECA) backed Buyer's Credit Facility of US$ 114 million and EUR 12 million (equivalent to Rs 559 crore). RIL further reduced its interest burden by refinancing of US$ 750 million of existing loans.

RIL meets its working capital requirements through commercial rupee credit lines provided by a consortium of Indian and foreign banks. The credit lines are fixed annually and renewed on a quarterly basis. In addition, RIL raises short-term debt in the form of fixed and floating rate bonds / loans in Indian Rupees and foreign currency.

RIL undertakes liability management transactions and enters into other structured derivatives arrangements such as interest rate and currency swaps. This is practiced on an ongoing basis to reduce overall cost of debt and diversify liability mix.

RIL had cash and cash equivalent of Rs 4,144 crore (US$ 929 million) as on March 31, 2006. RIL actively manages its short-term liquidity to generate reasonable returns by investing surplus funds while preserving the safety of capital and maintaining liquidity.

RIL's current cash flow levels, for less than two years, are adequate to extinguish its entire net debt, reflecting its inherent financial strength and conservatism.

Business Review

Exploration and Production

Globally, the E&P industry registered a record growth during the year, primarily due to spiraling crude oil and gas prices. With growing competition and ever growing demand for energy, especially from developing countries, the focus is on energy security.

India's share is a meagre 0.5 per cent of global oil reserves of 1,189 billion bbl, while it consumes 3.2 per cent of global oil consumption every year. Oil imports of US$ 43.8 billion were around one-third of India's total import bill during the year 2005-06 as compared to US$ 29.8 billion during the previous year on account of both higher prices and volumes.

During the year, the domestic crude oil and gas production in India was at 32.2 Million MT and 1,137 Billion Cubic Feet. The growing demand for crude oil and gas in the country and policy initiative of Government of India towards increased E&P activity, have given a great impetus to the Indian E&P industry raising hopes of increased exploration. Under the New Exploration Licensing Policy (NELP) of Government of India 110 blocks have been acquired by various E&P companies for exploration. The efforts have resulted in a number of oil and gas discoveries in India and have changed the perception and prospects of the Indian sedimentary basins and the focus on Indian E&P Industry.

RIL is the largest exploration acreage holder among the Private sector companies in India with 34 domestic exploration blocks covering an area of about 331,000 sq. km. This is in addition to its interest in one exploration block each in Yemen and Oman. RIL also has 5 coal bed methane (CBM) blocks covering an area of about 4,000 sq. km. During the year, RIL signed a Co-operation Agreement with Ecopetrol of Columbia for farm-in opportunities in Columbia.

RIL's portfolio of E&P assets, gives it the potential to create value across entire value chain from wellhead to burner tip. Accretion of new reserves through exploration, development of existing oil and gas reserves and development of related downstream infrastructure facilities would result in significant value creation for RIL in future. RIL has achieved a high success rate of 74 per cent in terms of discoveries made from the wells drilled thus far, excluding wells under evaluation.

Panna Mukta Tapti (PMT) Blocks

RIL holds a 30 per cent interest in an unincorporated Joint Venture with British Gas and ONGC, to develop the proven Panna-Mukta and Tapti oil and gas fields. British Gas and ONGC have a 30 per cent and 40 per cent share in the fields respectively. The PMT JV commenced direct marketing of gas from April 1, 2005. The JV is supplying gas to consumers like Gujarat State Petroleum Corporation, Indian Petrochemicals Corporation Limited, Gujarat Gas Company Limited, Gas Authority of India Limited etc.

The Panna-Mukta fields produced 1.57 Million MT of crude oil and 46.70 billion cubic feet of gas during the year compared to 1.32 Million MT of crude oil and 47.15 billion cubic feet of gas produced during the previous year. The Tapti field produced around 78.99 billion cubic feet of gas during the year compared to 74.79 billion cubit feet of gas produced during the previous year.

The PMT JV is in a rapid phase of development and is implementing expanded plan of development (EPOD) of Panna Mukta field and new revised plan of development (NRPOD) for Tapti. EPOD is likely to result in additional recovery of oil and gas of 4.1 Million MT and 237 billion cubic feet from December 2006. The plan for expanded development of Tapti field would result in additional gas of 210 MMSCFD from 2007.

NELP and Pre-NELP Blocks

12 exploration blocks were awarded under the 1st round of the NELP, 4 exploration blocks in the 2nd round, 9 blocks in the 3rd round and one block in the 4th round of NELP. RIL has been awarded 5 more exploration blocks in the financial year ended March 31, 2006, in the 5th round of NELP. The Production Sharing Contract has been signed and petroleum exploration license for four blocks awarded during the year has already been obtained.

RIL and various partners, including ONGC Ltd. and Oil India Ltd., were awarded two exploration blocks prior to NELP. The Company has also acquired the operating rights of four exploration blocks from Tullow Oil plc, a UK Company.

Three blocks out of the above-awarded blocks have been relinquished as the expected deposits were found to be sub-economic.

During the year, RIL struck oil in the shallow waters of KG basin in KG-III-6 Block (KG-OSN-2001/2). Currently, commerciality of this discovery is under evaluation.

Building on the major Dhirubhai gas discovery, RIL continued exploratory drilling campaign in the KG-DWN-98/3 block. 3 more exploratory wells and 2 development wells were drilled, confirming upside potential of the block and also helped in reducing the reservoir risk.

The Development Plan of Dhirubhai 1 and 3 discoveries have already been approved by Government of India and are on track. The Development Plan envisages initial plateau production of 40 MMSCMD from these fields with the provision of modular expansion to address future discoveries and markets. Based on the upside potential of the block, options of higher plateau production from the fields is being evaluated.

Coal Bed Methane (CBM) Blocks

The exploration in the CBM block of RIL is also progressing as per plan. Gas In Place (GIP) estimates of 3.65 TCF has been concurred by the Director General of Hydrocarbons (DGH) for Sohagpur East and West Blocks. Plans are being made to produce commercial CBM for the first time in the country by 2009.

Overseas Blocks

RIL has interests in exploration of overseas blocks, one each in Yemen and Oman. RIL had oil discoveries in the on land Malik 9 block in Yemen. The development plan for the block has been approved by the Republic of Yemen and test production commenced in December 2005.

In the Oman offshore block where RIL is the Operator, the existing seismic data has been collected and 2D reprocessing of data is underway.

RIL signed a Technical Evaluation Agreement with ANH (Columbia's hydrocarbon regulator) and also entered into a co-operation agreement with Ecopetrol (National Oil Company of Columbia) for farm-in opportunities in that country.

Refining and Marketing

Petroleum refining and retailing is intrinsic to RIL's drive for growth and global leadership in the core energy value chain. RIL operates among the most complex and energy efficient refineries in the world. This is also the third largest refinery in the world at any single location. RIL's refinery is globally recognized as having an enviable track record in terms of health, safety and care for the environment.

The refinery is located at Jamnagar, Gujarat, India and has several strategic locational advantages. Jamnagar is on the west coast of India in close proximity to the Middle East, the largest crude oil producing region in the world. This results in lower ship turnaround time and crude freight costs.

Globally, crude oil prices remained high and volatile on account of geopolitical uncertainties, production disruptions at some of the major crude oil centers, strong product demand and low spare production capacity. Dubai crude oil price averaged at US$ 53.51 per barrel ranging between US$ 44.12 and US$ 61.05. WTI and Brent crude prices per barrel recorded a maximum of US$ 69.91 and US$ 67.33 respectively while average prices were US$ 59.83 per barrel and US$ 57.99 respectively. The global crude oil demand increased to 83.6 million barrels per day in 2005 as compared to 82.5 million barrels per day in 2004, registering a growth rate of 1.3 percent. Demand is expected to grow by 1.5 per cent to 84.8 million barrels per day in 2006. International Energy Agency has estimated a demand growth of 1.25 million b/d for 2006 compared to estimated demand growth of 1.05 million b/d in 2005.

Domestic demand for petroleum products for the year increased to around 111.92 million tonnes, from 111.6 million tonnes, registering a marginal growth of 0.3 per cent compared to 3.6 per cent growth in the previous year. HSD, which accounts for 40 per cent of the total petroleum product demand, showed a growth of 1.3 per cent compared to 6.9 per cent in the previous year. Motor Spirit demand increased to 4.8 per cent compared to 4.5 per cent in the previous year, demand for Aviation Fuel increased by 17.3 per cent compared to 13.3 per cent in the previous year and LPG demand increased by 0.6 per cent compared to 10.1 per cent in the previous year. The increase in demand of these products was offset by a decline in Naphtha and Kerosene consumption by 12.4 per cent and 0.4 per cent respectively.

RIL's refinery completed its maintenance shutdown and Value Maximisation Programme (VMP) successfully during the months of October-November, 2005, as a result of which its Nelson complexity index improved to 11.3 from 9.9. Despite the shutdown, the refinery achieved 92 per cent capacity utilization during the year. This compares favourably with other refineries in India and overseas which are at 87 per cent for North America, 88 per cent for Europe, and 90 per cent for Asia- Pacific.

Petroleum products production details are as follows:

	Production KT	
	2004-05	2005-06
Gases	3,262	2,820
Light distillates	9,055	8,172
Middle distillates	14,446	14,171
Heavy distillates	1,245	1,311
Solids	3,374	3,382
Total Production	31,381	29,856

During the year, RIL exported 10.8 million tonnes of refined products to more than 30 countries, accounting for 35 per cent of its production. Out of the 65 per cent of products consumed in the domestic market, sale to public sector units accounted for 17 per cent, sale through RIL's retail outlets accounted for 11 per cent, sales to industrial segments accounted for 16 per cent and captive consumption accounted for 21 per cent.

The year also witnessed a major step towards the greening of petroleum products. Bharat Stage III compliant petrol and diesel were introduced in 13 major cities and Bharat Stage II petrol and diesel were introduced throughout the country in 2005. It was also proposed that Euro IV compliant fuel would be introduced in these 13 cities from April 1, 2010.

In a short period of two years, RIL has created a strong brand name and several new benchmarks in its petroleum retail business. Its outlets sell significantly higher volumes than the industry average. As at March 31, 2006, 1,218 outlets were operational. RIL has achieved a HSD retail market share of 13 per cent within two years in the retailing of transportation fuels.

Leveraging state-of-the-art technology deployed at its retail outlets, RIL also achieved remarkable success in the card based fleet services programme, aimed at enabling vehicle owners to significantly improve their operational efficiency.

RIL is well on the way to create a pan-India network of world-class truck stops, where apart from fuel, facilities like secured parking, rest area and catering facilities are available.

Petrochemicals

Polymers (PE, PP, PVC)

Globally, ethylene crackers and downstream polymer plants operated at 91 per cent and 88 per cent respectively, which were significantly higher, compared to historical averages. The operating rates were however, slightly lower compared to previous year mainly due to disruption of operations in US on account of hurricanes Rita and Katrina.

Aided by supply constraints, margin up-cycle in this business continued through the year. Industry experts believe that the current up-cycle would prevail during 2006-07 in view of healthy global GDP growth and some expected delays in commissioning of upcoming Middle East crackers. Strong operating environment is, therefore, forecast for integrated plastic producers like RIL.

Global demand for polymers continued at a healthy rate with aggregate consumption of all polymers reaching 165 MMTA during 2005. The demand for PP reached nearly 41 MMT registering a growth of 4 per cent, demand for Polyethylene reached 64 MMT registering a growth of 5.1 per cent while demand for PVC reached 31 MMT registering a growth of 3.2 per cent.

Polymers (PE, PP and PVC) consumption in India reached 4.3 MMT registering an impressive 17 per cent growth over FY 2004-05. Growth in domestic polymer consumption far exceeded consumption growth of 7.9 per cent in China. Domestic sales of Indian producers grew by 5.4 per cent whereas imports registered a 2.8 times increase mainly due to large imports of PVC. PP is the only polymer for which global prices witnessed increase of approximately 8 per cent in FY 2005-06. In spite of the price increase, domestic industry registered healthy growth of 13 per cent and consumption reached 1.33 MMT of PP. Domestic PE consumption grew at an impressive 15 per cent after a marginal growth of 1 per cent during FY 2004-05. The consumption growth was due to buoyancy in GDP and prices remaining steady at levels similar to FY 2004-05. LDPE consumption grew at a strong 22 per cent due to narrowing price gap between LDPE and LLDPE. Aggregate PE consumption crossed 1 MMT mark for the first time, during the year. PVC consumption achieved 26 per cent growth after having grown marginally in FY 2004-05. PVC growth was led by pipe demand and growth in construction and infrastructure sectors.

Polymer market in India is estimated at Rs 20,000 crore. The largest sector contributing to nearly half of the value is flexible packaging where RIL has a share of 43 per cent of the market in value terms. This segment is estimated to grow at 15 per cent per year for the next few years. The growth is expected to get accelerated with the boom in retail, packaged food and grocery consumption. Automotive and Appliances at present are small volume sectors but growing at a rate of 29 per cent and 24 per cent annually respectively. In these sectors RIL's market share is 61 per cent and 58 per cent respectively. Other important end use sectors contributing to polymer consumption are Lifestyle Products and Infrastructure. In lifestyle products, RIL has a share of 41 per cent. Sectors like medical, agriculture, industrial and rigid packaging are relatively low consumers at present but have potential for strong growth in the future.

RIL maintained its leadership position in the domestic market, with a market share of 44 per cent and together with its associate company IPCL, a market share of 68 per cent. Domestic placement of production increased to 81 per cent from 75 per cent.

RIL's production capacity is 450 KTA for Polyethylene, 1,150 KTA for Polypropylene and 325 KTA for PVC.

Polymer production during the year was 1,845 KT, 4 per cent lower than last year, primarily due to shutdown of Jamnagar PP plant along with the refinery shutdown.

KTA

03-04	04-05	05-06
1,859	1,921	1,845

RIL's PP plants at Hazira operated at 101 per cent capacity utilization. Production during the year was lower by 154 KT at 1,012 KT. RIL together with IPCL has a market share of 84 per cent in PP. RIL increased its production capacity at Jamnagar by 280 KTA in April 2006. With this capacity increase and capacity of 0.9 million TPA planned in RPL, PP will be the focus area for development in the polymer basket of RIL. An aggressive and focused development plan is in place for key growth sectors like automotive, appliances, geo-textiles and packaging.

RIL's PE plants operated at 95 per cent during the year. RIL together with IPCL, has a domestic market share of 48 per cent for PE and 78 per cent for LDPE. Emergence of organized retailing in India could substantially boost PE consumption in packaging sector. Prices are expected to remain range bound, which will also help consumption growth. RIL is focusing on consolidating its presence in specialty grades and leverages its strength as a single window supplier for all Polyethylene products.

RIL's PVC plant at Hazira operated at a high level of 109 per cent. RIL together with IPCL, has benefit of feedstock balancing within the three manufacturing sites to optimize grade mix. With increasing emphasis and higher outlays on infrastructure, housing, water supply, health and hygiene, and micro irrigation in India, PVC consumption is likely to show robust growth during FY 2006-07.

Polyester (PFY, PSF, PET)

RIL has become the largest producer of Polyester in the world in a span of just 25 years. This has been achieved through its excellent project management, execution capabilities and adoption of global economies of scale.

In 2005, the increase in global polyester production was about 3 MMT, which has taken the world polyester production to 41 MMT, a growth of 8 per cent. The major growth impetus came from China and India. China's polyester production (including Fibers and Yarns, PET and Films) grew by 17 per cent from 12 MMT to 14 MMT. India and China are now the global hubs for the production of Polyester Fibre and Yarn contributing over 65 per cent of global capacity.

Low per capita consumption in India offers strong growth potential for existing players like RIL. The per capita consumption of polyester in India is very low at 2.2 Kg compared to 7.2 Kg in USA, 5.0 Kg in Europe, 10.6 Kg in China, 7.9 Kg in Asia and a global average of 6.0 Kg. The compounded annual growth rate of the Indian polyester fibre and yarn industry during last five years has been 7.1 per cent whereas the CAGR has been 6.1 per cent for the global polyester fibre and yarn industry.

The domestic demand for polyester increased from 1.68 million tonnes to 1.85 million registering a growth of 10 per cent. RIL, along with its group companies continues to be the market leader with an overall 51 per cent market share.

Indian PET bottle resin market grew by 20 per cent to 121 KTA. RIL with a share of 52 per cent of the PET market is the largest player.

RIL's production capacity is 840 KTA for PFY including the recent expansion, 810 KTA for PSF and 300 KTA for PET. During the year, RIL's production volumes of PFY, PSF and PET increased by 9 per cent to 1,129,000 tonnes.

KTA

03-04	04-05	05-06
925	1,036	1,129

RIL has maintained its focus on specialty products, 55 per cent of PSF production and 33 per cent of PFY production represented niche products. With the integration of Trevira, RIL now has the most diversified portfolio in polyester across commodity, specialty and niche products.

RIL is very close to completing one of the largest expansions in polyester capacity in the world by adding 550,000 TPA of new polyester capacity. With this expansion, total polyester capacity of the group touches two million tonnes. This expansion is not only the largest in the country but also has many unique features. The machinery is well equipped to manufacture the entire denier range. It will improve efficiency of downstream textile machinery with better runability and consistency in production quality. RIL is confident of placing the expanded capacity in domestic and global markets.

RIL has set up a state-of-the-art 'Reliance Fibre Application Centre' at Patalganga to conduct application research of polyester fibre and spun yarn. RIL has joined hands with Rieter Machine Works of Switzerland – the world's leading manufacturer of textile spinning machinery, to work together towards providing compelling value to the downstream textile industry. The Reliance Technology Centre (RTC) at Patalganga, Reliance Testing Center in Coimbatore and Reliance Fibre Application Center in Patalganga together will shrink the time taken from conceptualization of a product to its launch in the global markets, for RIL and its customers.

Polyester Intermediates (PX, PTA, and MEG)

RIL is the world's 4th largest producer of Paraxylene (PX), 7th largest producer of PTA and 5th largest producer of MEG. In India, RIL is the largest manufacturer of polyester intermediates with market share ranging from 70 per cent to 100 per cent.

Global PTA capacity addition was at 3 million tonnes which was fully absorbed in the market. There was no major capacity addition in MEG. PX capacity addition was 2 million tonnes.

Domestic demand for Polyester intermediate grew by 5 per cent. Operating rates for all RIL facilities continued to be at 100 per cent. RIL has acquired the Kurkumbh Glycol Plant (in Maharashtra) which is now fully operational.

RIL's production capacity for PX is 1,956 KTA post completion of its expansion programmed at Jamnagar. RIL's production capacity for PTA is 1,350 KTA and for MEG the same is 555 KTA. RIL's new PTA plant with a capacity of 730 KTA is under construction at Hazira and is expected to start operation in the first half of FY 2006-07.

RIL's production volume for polyester intermediates was at 3.2 million tonnes, which grew by 2 per cent as compared to previous period. Over 50 per cent of the total production of polyester intermediates was for captive consumption.

KTA

03-04	04-05	05-06
3,026	3,147	3,220

Cracker Products – Ethylene and Propylene

RIL operates one of the world's largest grass-root, multi-feed cracker at its Hazira complex. RIL continues to be well positioned on the cost curve among the naphtha-based Asian crackers with operating rates at 100 per cent. During the year, RIL produced 840,000 tonnes of ethylene and 398,000 tonnes of propylene, an increase of 3 per cent and 1 per cent respectively over the previous year. De-bottlenecking of Hazira cracker is planned in FY 2006-07 and will increase the cracker capacity by 40,000 TPA of Ethylene.

During the year RIL commissioned its Butadiene extraction facility with a capacity of 140,000 TPA. Butadiene product has been well accepted in the international market. The production has also fulfilled IPCL's balancing requirement of Butadiene for its Synthetic Elastomers (Poly Butadiene Rubber) facilities. RIL produced 90,000 tonnes of Butadiene during the year.

Aromatics and Chemicals

RIL's Benzene production was 444,000 tonnes during the year represented an 18 per cent increase over previous year, primarily on account of capacity enhancement at Jamnagar. The commissioning of extractive distillation facilities at Jamnagar during the last quarter allowed Benzene recovery from a large number of intermediate streams in the refinery. RIL maintained its leadership in the domestic market with a share of over 62 per cent. RIL exported nearly 152,000 tonnes of Benzene to consumers across the globe.

RIL's leadership position in domestic Toluene market was sustained at over 60 per cent. Toluene and Orthoxylene production was 117,500 tonnes and 243,000 tonnes respectively.

RIL is the largest manufacturer of Linear Alkyl Benzene (LAB) and Normal Paraffin in the country. The total production of LAB was at 117,000 tonnes. The domestic LAB market witnessed a growth of around 4 per cent during the year. RIL exported 40 per cent of LAB produced during the year mainly to countries in South East Asia, Middle East and Europe and is systematically penetrating new markets in West Asia and Africa in order to counter the competition in domestic and overseas markets. RIL's customers rate the quality of its LAB at par with the best in the international market.

The feed-stock requirement of LAB plant is fully met captively by the Normal Paraffin plant. In addition, RIL offers three different grades of normal paraffins to suit the specific needs of the domestic Chlorinated Paraffin Wax industry. Some of these paraffins are also used in the specialty oil industry.

Textiles

RIL's Textile Complex at Naroda, Ahmedabad is one of the largest and most modern textile complexes in India. It's textile products are sold under the brand names of Only Vimal, Harmony, Reance, RueRel and V2 (pre-cut, pre-packed products). RIL's flagship brand ONLY VIMAL is one of the largest selling brands of premium textiles in India.

Textile Division produces about 25 million meters of fabrics both for domestic and international markets. It is the only textile mill in India to offer the maximum marketed range in the most number of product categories.

Over 70 per cent of textile division's exports were to discerning markets such as Europe and USA.

Opportunities

The Indian GDP continues to grow at a robust rate of 7 to 8 percent. The economic growth presents several attractive opportunities. With the requisite financial strength and project execution capabilities, RIL will continue to make investments in the upstream and the downstream energy and petroleum sector.

RIL's strategy for upstream exploration and production business will be to identify and pursue all attractive opportunities, invest in projects that deliver superior returns, and maximize profitability of existing E&P operations.

RIL will capture the growth opportunities by capitalizing growing natural gas markets in the country.

RIL will participate in the future growth opportunity in the refining business through its subsidiary, RPL which is setting up one of the largest greenfield refinery project with a processing capacity of 580,000 barrels per day in a special economic zone located at Jamnagar, India.

In the downstream petroleum sector, RIL continues to expand its retail distribution infrastructure across the country. RIL's petroleum retailing has received very encouraging response. RIL has already set up 1,218 outlets and expects the number of outlets to increase to 2,000 by the end of FY 2006-07.

RIL will continue to maintain its leadership position in the Indian petrochemicals industry. The domestic demand for its petrochemicals products is expected to register a sustained growth for the next few years. During the year RIL set up a new 140 KTA Butadiene pant at Hazira, and expanded its Paraxylene capacity by 310 KTA at Jamnagar. RIL expanded its PP capacity at Jamnagar by 280 KTA in April 2006 and is close to completing at 550,000 TPA expansion in polyester capacity. It will commission a new 730 KTA PTA plant in FY 2006-07 and its subsidiary RPL will set up a new 900 KTA PP plant by December 2008.

RIL will also pursue attractive inorganic growth opportunities, which are strategic to its intents and synergistic to its operations.

Challenges

RIL faces normal market competition in all its businesses from Indian as well as international companies. RIL's globally competitive cost positions and well crafted business strategies have enabled it to retain its leading market positions. RIL has successfully maintained its operating efficiencies and consistently improved its financial performance through the cycles of commodities business.

In E&P business, the major challenge for RIL is to bring the gas the from the KGD6 block to the end users. For accomplishing its objective, RIL has been working with the leading international technology and service providers for the development of the KGD6 block.

The government owned oil-marketing companies dominate the petroleum retailing in the country. RIL has obtained the necessary approvals to set up 5,849 retail outlets across the country. RIL is in the process of creating state-of-the-art retail outlets, offering a wide variety of consumer choices and services.

The import duty reduction on some of the petrochemicals products in the recent budget has marginal impact on RIL's operations. However, RIL will compete through its operational excellence, technical superiority, extensive marketing and distribution network, and deep customer relationship to maintain its unique position in the global marketplace.

RIL's various businesses have grown significantly in size and scale over the years. RIL's sound business strategy and conservative financial framework have provided stability and platform for growth in a volatile global environment.

Risks and Concerns

At RIL, all key functions and divisions are independently responsible to monitor risk associated within their respective areas of operations such as production, treasury, insurance, legal and other issues like health, safety and environment.

Petroleum and petrochemical products are globally traded commodities and their prices are subjected to international market forces of demand-supply and other factors that influence price volatility. With these two businesses presently accounting for the major proportion of RIL's revenues, changes in global price levels have an impact on the Company's performance.

RIL's high levels of integration, globally competitive operations and domestic leadership position have helped the company in mitigating the adverse impact of generic industry risk factors.

RIL also follows an efficient inventory management system and a well crafted strategy of procuring crude through a mix of spot and long term contracts. The Company's conscious efforts on maintaining a judicious mix of markets for its sales and thrust on specialty products have also proved to be effective.

Foreign exchange rate volatility has an impact on the business and on foreign currency debt portfolio. RIL undertakes liability management transactions and other structured derivatives such as interest rate swaps and currency swap on an ongoing basis. RIL's growing export revenues, and foreign exchange denominated oil and gas revenues, provide more than sufficient cover for its annual external debt service obligations.

Internal Controls

RIL's well defined organization structure, documented policy guidelines, predefined authority levels, and an extensive system of internal controls ensure optimal utilization and protection of resources, IT security, accurate reporting of financial transactions and compliance with applicable laws and regulations.

- RIL has adequate systems of internal control in place. This is to ensure that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are authorized, recorded, and reported correctly.
- RIL has an exhaustive budgetary control system. Actual performance is reviewed with reference to the budget by the management on an ongoing basis.
- The internal audit function is empowered to examine the adequacy, relevance and effectiveness of control systems, compliance with policies, plans and statutory requirements.
- The top management and the Audit Committee of the Board review the findings and recommendations of the internal audit panel.

RIL's Major Subsidiaries and Associates

Reliance Petroleum Limited

Reliance Petroleum Limited (RPL), promoted by RIL and Chevron India Holdings Pte. Limited, Singapore has been formed to set up a Greenfield petroleum refinery and polypropylene plant to be located in a Special Economic Zone in Jamnagar. The facility will be adjacent to RIL's existing refinery and petrochemicals complex.

RPL plans to construct a refinery with a complexity of 14.0, as measured using the Nelson Complexity Index. The refinery will have a total atmospheric distillation capacity of approximately 580 kilo barrels per stream day (KBPSD). The polypropylene plant will have a capacity to produce 0.9 million TPA.

The capital cost of the Project is estimated at Rs 27,000 crore to be funded through equity contribution of Rs 13,500 crore and debt of Rs 15,750 crore. Additional money raised in excess of project cost will be used as working capital and contingency for the project.

RPL expects to commission the refinery and the polypropylene plant by December 2008. RPL has entered into agreements with Bechtel France S.A.S to license the technology for the major process units of the refinery and polypropylene plant. Bechtel will also provide engineering, project management and other construction services for the project.

RIL has proven expertise in building and operating a large refinery and petrochemicals complex. Its existing refinery, currently the third largest refinery in the world by atmospheric distillation capacity, was built in 36 months and commenced commercial production during 2000. This refinery has operated at near 100 per cent utilisation during its six years of operations, consistently outperforming the average utilisation rate of refineries in the Asia Pacific region, the European Union and North America as reported by PEL Market Services, Biannual Refining Report, July 2005. With a Nelson Complexity Index of 11.3, the existing refinery has achieved Gross Refining Margins ("GRMs") that are consistently higher by US$ 2 to US$ 3.6 per barrel than the benchmark Singapore Margins during this period. In 2005, RIL was named the "International Refiner of the Year" by the Hart Energy Publishing LP. It was ranked number one in "Energy Performance" amongst large complex refineries in the Asia Pacific Region in the Solomon Benchmarking Survey, by Solomon Associates of USA in 2003.

RPL's proposed refinery and polypropylene plant will be located in a Special Economic Zone (SEZ) and will receive certain tax benefits and concessions under SEZ regulations, subject to certain conditions.

RPL's Key Competitive Strengths :

RPL's plan to construct and operate a refinery and polypropylene plant benefits from the following competitive strengths:

RIL's superior project execution skills in constructing a complex refinery:

One of RIL's core competences is to conceptualise and implement multi-billion dollar projects on time and in a cost efficient manner. RIL has proven track record of successfully implementing large projects, including its existing refinery and petrochemicals complex at Jamnagar in Gujarat, its petrochemicals complex at Hazira in Gujarat and another petrochemicals complex at Patalganga in Maharashtra. The implementation of Jamnagar complex required co-ordination among several external agencies, including technology licensors, equipment suppliers, and construction contractors and involved a large workforce. RPL will benefit from RIL's experience and expertise in the construction of large complex refinery.

Large and complex refinery capable of using heavier and sourer, low cost crude to produce high quality, premium petroleum products:

RPL's proposed refinery is designed to have an atmospheric distillation capacity of approximately 580 KBPSD, which would make it the sixth largest refinery globally, based on current capacities. Such a large scale of operations should provide economies of scale, leading to a relatively lower operating cost base. The proposed refining facilities have been designed to refine a variety of feedstocks with an API gravity ranging from 15 to 50, including lower cost, heavier and more sour crude oils and to produce high quality transport fuels and other higher value added petroleum products which meet the most stringent international environmental requirements, including ultra low sulphur diesel (10 ppm sulphur) and ether (MTBE or TAME) free gasoline for the sophisticated markets of the United States and Europe. It will also be capable of processing bottom-of-the-barrel products such as vacuum residue to yield value-added products such as LPG, naphtha, gasoline and diesel. Unlike many refineries, RPL does not plan to produce fuel oil, which is a low value product.

Benefits of low capital costs:

RPL's proposed refinery will gain from RIL's prior experience in constructing and operating the Jamnagar refinery, especially in the areas of design and engineering, construction, labour and resource optimisation, greater use of local materials and resources and faster implementation. This will result in a significant reduction in the capital cost for the Project and enable RPL to achieve lower costs per barrel, adjusted for complexity.

Strategic location with proximity to crude oil sources and target export markets:

RPL's proposed refinery will be located on the west coast of India in close proximity to the Middle East, the largest crude oil producing region in the world. This is expected to result in lower ship turnaround time and crude freight costs.

Fiscal incentives by virtue of being located in a Special Economic Zone:

An SEZ operates as a delineated area which is deemed to be a foreign territory for the purposes of trade operations, duties and tariffs. RPL being an export oriented refinery intends to export the bulk of the production. RPL will benefit from an income tax deduction on export turnover for a period of five consecutive years following the commencement of commercial operations (with a scaled reduction in income tax deduction for the next five year period and, subject to certain reinvestment conditions, for a third five year period thereafter). RPL will also be exempt from customs duty for goods and services imported into or exported from the SEZ and also from excise duty on domestic procurement.

RPL's strategy for the refinery operations is three pronged:

Capitalise on forecast demand-supply imbalances in global petroleum products:

Given the limited additions expected to global refining capacity and the forecast increase in demand for petroleum products in key markets, any current excess of refining capacity is expected to decrease further, leading to higher utilisation of existing refineries. Further, increasingly stringent product specifications will result in fewer existing refineries being able to meet the increasing demand for such products. RPL's strategy is to capitalise on this imbalance between capacity and demand by rapidly establishing an export-oriented, technologically advanced refinery to service the forecasted growth in demand.

Retain flexibility in the refinery design to provide us with the ability to optimize crude oil input, product slate and product quality:

The configuration of the proposed refinery will provide significant flexibility to use a wide variety of low cost, heavier crude oils to produce high quality transportation fuels and other value added petroleum products and thereby take advantage of differentials between prevailing crude oil costs and petroleum product prices.

Incorporate best practices of RIL's existing refinery to establish efficient and profitable operations and exploit synergies with RIL's existing refinery:

In addition to utilising the skill sets and resources available to RIL, in constructing the new refinery and polypropylene plant, RPL anticipates realising significant synergies with RIL and its Affiliates by entering into agreements for services in the areas of crude sourcing, operations and maintenance, marketing of refined petroleum products and associated infrastructure. RIL has significant experience in the areas of crude procurement and refined product marketing in the global markets.

Indian Petrochemicals Corporation Limited (IPCL)

RIL acquired IPCL in June 2002. IPCL is India's second largest petrochemicals company after RIL.

For the year ended March 31, 2006, IPCL has, in its unaudited results, reported a 2 per cent increase in its turnover from Rs 9,386 crore to Rs 9,597 crore. The profit after tax for the year has increased by 28 per cent from Rs 786 crore to Rs 1,005 crore. This is the highest ever profit in the history of the IPCL. After its acquisition by RIL, IPCL's turnover has grown 15 per cent CAGR whereas profits have grown 75 per cent CAGR.

Its Board of Directors have approved payment of an interim dividend of Rs 5.50 per share.

The Board of Directors of IPCL have also approved the merger of Apollo Fibres Ltd (AFL), Central India Polyester Ltd (CIPL), India Polyfibres Ltd (IPL), Orissa Polyfibres Ltd (OPL), Recron Synthetics Ltd (RSL) and Silvassa Industries Pvt Ltd (SIPL) with IPCL. The Board has recommended an exchange ratio of 1 equity share of IPCL for every 25 equity shares of AFL, 23 equity shares of CIPL, 28 equity shares of IPL, 28 equity shares of OPL, 34 equity shares of RSL and 38 equity shares of SIPL. The appointed date of merger is April 1, 2005. The exchange ratio has been determined on the basis of a joint valuation report by valuation Advisors, M/s Price Waterhouse Coopers Pvt Ltd and SBI Capital Markets Ltd. The proposed merger is subject to necessary approvals from shareholders, creditors and other regulatory authorities and sanctions of the courts, as may be necessary.

Reliance Industrial Infrastructure Limited (RIIL)

RIIL was incorporated in the year 1988 as Chembur Patalganga Pipelines Limited, with the main object to built and operate pipeline for transporting petroleum products. The Company's name was subsequently changed to CPPL Limited, and thereafter to its present name viz., Reliance Industrial Infrastructure Limited. RIIL is in the business of infrastructure and leasing activity.

During the year, RIL has become the 'Promoter' having control over Reliance Industrial Infrastructure Limited (RIIL) consequent to the passing of a Special Resolution through postal ballot by the members of the RIIL under the provisions of Regulation 12 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

RIIL's gross income for the financial year ended March 31, 2006 was higher at Rs 75.35 crore, compared to Rs 68.67 crore in the previous year, an increase of 9.7 per cent. As a result, the gross profit for the year was higher at Rs 45.23 crore as against Rs 39.29 crore in the previous year. Interest expenditure for the year increased by 39.6 per cent to Rs 7.02 crore from Rs 5.03 crore in the previous year. Depreciation during the year was lower at Rs 14.35 crore, compared to Rs 17.42 crore for the previous year. RIIL has earned higher net profit of Rs 18.46 crore for the year as compared to Rs 17.47 crore in the previous year.

Energy Conservation

Energy conservation efforts are ongoing activities aimed at both continuous cost reduction and reducing green house gas emissions. RIL's efforts are best exemplified by the number of awards it has won from reputed national bodies and by it's standing in the benchmarking studies carried out by international agencies.

During the year the Hazira unit won awards from Confederation of Indian Industry (CII) for being the "Excellent energy efficient unit", "Innovative Project" and "The Most Useful Presentation". It was also awarded "Certificate of Merit" by Ministry of Power, Govt. of India.

RIL Jamnagar bagged several awards on the energy conservation from reputed national benchmarking bodies, viz. ICMA (Indian Chemical Manufacturers Association) Award 2004-05 for "Excellence in Energy conservation and Management ; National Energy Conservation Award 2004 as well as 2005 from BEE (Ministry of Power) ; National Award for Excellence in Energy management for three consecutive years (2003, 2004, 2005) from CII (Confederation for Indian Industries); Oil and Gas conservation Award 2003-04 and 2004-05 from PCRA (Petroleum Conservation Research Association) in large products category for "Exemplary work in Energy conservation".

RIL, Jamnagar received "Oil & Gas Conservation Fortnight-2005" Award from Ministry of Petroleum & Natural gas, viz. first prize for minimum steam leaks.

In the Benchmark study by SHELL (Shell Global Solutions, The Hague), RIL Jamnagar has topped the list all over the world and were adjudged as "Best in class" in energy performance for the 3rd consecutive year. The Energy Index for RIL, Jamnagar is the lowest in the world indicating highest energy efficiency. There has been continuous improvement in Corrected Energy and Loss Index. Shell Corrected Energy and Loss Index (CEL) for RIL has decreased from 94.3 (2001) to 86.9 (2004).

In the benchmarking study done by Solomon Associates in 2000, 2002 & 2004 RIL Jamnagar is topping the list of Large Complex Refineries (Gas Oil Processing Group-4) in the Asia Pacific & Indian Ocean. The Energy Index has reduced from 69.2 to 62.3 from the year 2000 to the year 2004.

The performance of Patalganga unit on Energy Conservation front shows a continuous improvement. However, the Energy Index for the year 2005-06 is marginally high because of the shutdown due to flood at PG in the month of July'05.

The trend of Energy Index values is shown graphically below:


Energy Index
3.5
3.4
3.3
3.2
3.1
3
2.9
MMkCal/Ton
3.44
3.34
3.10
3.12*
2002-03
2003-04
2004-05
2005-06
Year

High because of Flood.

At the Hazira plant, over 40 energy conservation projects implemented both in the terms of process improvements (steam and fuels) and electrical system efficiency (power) resulted in over 1 per cent reduction of the total energy consumption.

Reduction in energy index to 1.88 MMkcal / MT in the year 2005-06, has been achieved compared to 2.00 MMkcal / MT in the year 2004-05 on account of energy conservation schemes and absorption of energy efficient technologies.

Energy Index Trend for last three years at Hazira:


Energy Index
2.05
2
1.95
1.9
1.85
1.8
mmkcal / Ton
2.02
2.00
1.88
2003-04
2004-05
2005-06
Year

Clean Development Mechanism (CDM)

This year marks RIL's efforts in identifying energy conservation projects that qualify for registration as CDM (Clean Development Mechanism) projects with United Nations Framework Convertion on Climate Change under the Kyoto Protocol.

Two projects - "Conversion of totally condensing STG into extraction type" and "Heat integration through Pinch Technology in (1) LAB Plant, (2) PX Plant", have been identified as potential CDM projects from the site leading to Certified Emission Reductions (CER) by 52,000 units/year.

The Hazira unit has implemented an innovative energy conservation project at its aromatics plant. The innovation is in terms of process modification by changing the sequence of operation in the BTX separation train without compromising the quality of final products.

The Jamnagar unit has identified seven projects as potential CDM projects and one of the projects has been submitted for Host country approval. The potential CER credit will be 36,600 units/year from the above two projects and is expected to bring in a revenue of around 300,000 US$/annum to the company.

Research & Development

RIL continues to invest in R&D activities towards development of new products and application, improvement in operating efficiencies and reduction in manufacturing costs.

Research efforts in the Polymers and Chemicals resulted in the developments of catalysts and process for high value chemicals and improved polymer grades in addition to granting of two US and one Korean Patents and six publications in scientific journals.

The major highlights of RIL's R&D efforts in Polymers and Chemicals during the year are:

- Novel series of external donor system developed from concept to production for enhancement in the performance of polypropylene catalysts and improved product characteristics of woven sacks grades suitable for high speed processing lines.
- A quantum jump in the development of fourth generation morphological PP catalyst from lab to pilot scale resulted in resin characteristic improvement.
- Several New and improved PP grades developed with high performance catalyst utilizing unique PP pilot plant capability such as BOPP grade for high speed lines, High Impact copolymers and heat sealable film grade for BOPP/ Cast film.
- Polymers applications development towards metal body replacement for washing machine and automotives, luggage and safety equipments and applications for self reinforcement polypropylene composites.
- High performance wood filled PVC composites development and its applications in furniture sectors in addition to the transparent PVC grades development.
- Eco friendly process developed for para-diethyl benzene – a high value specialty chemicals used in adsorptive recovery of paraxylene.

The R&D activities conducted at Reliance Technology Centre in Patalganga are focussed on product and process innovation with polyesters. The developments are carried out for the Staple Fibres, Filament Yarn and PET resin businesses at RIL.

In FY 2005-06 a number of new filament products were developed and commercialized using the Bicomponent Melt Spinning technology. These products include Recron 'Stretch' filaments for comfort stretch in dress materials, shirting and suiting etc. These yarns offer elastic stretch in the fabrics simalr to spandex. The ultra micro denier (DPF < 0.2) filament yarns, marketed under the Recron 'Micrelle' brand, were developed using the novel concept of splittable yarns.

The major development in Staple Fibres concerned the introduction of Recron 3s Short Cut Fibres for using wet laid non-woven in end uses such as filter paper in food processing, wall papers, etc. The Finish Development group in RTC has developed a number of proprietary additives for improving the textile processability of Staple Fibres in downstream operations.

For the packaging applications, a variety of novel grades of PET resins were developed. These include hot-fill resin for food packaging, special reheat grades for carbonated soft drinks and mineral water packaging. RTC has also been involved in developing process solutions for improving the process yield and product quality of the Relpet + grades produced on the new generation PET process technology platform licensed by Invista and commercialized by RIL for the first time in the world.

During the year RIL participated in various research programs with Institutes / Industry in India and overseas. The major efforts in basic research and technology development were jointly pursued at IIT (Mumbai, Chennai), NCL- Pune, V-Life Science, Pune and Nova Chemicals, Canada. The Joint development efforts were focused on Nano clay and PP nano composites, High value chemicals, Biodegradable / degradable polymers, Computational analysis, Polymer additives, co monomers for Poly-olefins etc.

RIL's partnership with CSIR under New Millennium India technology initiatives (NMITLI) continued and progress achieved on the program focus on valuable chemicals from alkane and development of detergent grade alcohols from long chain paraffin's. Government of India recognized the R&D efforts of the RIL group by awarding it the DSIR award in development of p-di-ethyl benzene process and NG-3 technology absorption. The Golden Peacock award for innovative technology development was also received by RIL.

Quality

Six Sigma

In the Six Sigma Excellence Awards 2005 contest held by Symbiosis Center for Management and Human Resource Development, Pune the Black Belt project of Patalganga on Instrument Spares Inventory Level won "Runner up" trophy under the manufacturing category.

E-Rose, a Six Sigma quarterly e-Journal released from Patalganga has helped to enhance the culture of six-sigma spread at the site.

A project from Hazira on reduction in naphtha loss in tank farm, won the Qualtech National award.

To promote the spirit of competition and to accelerate the six sigma culture in the group, an annual inter-site competition of six sigma projects was held for the first time in March 2006.

Quality Management

RIL continues to take quality improvement measures and strengthen quality management systems at all manufacturing locations.

- Shell Global Services has conferred 42 Golden Certificates on cumulative basis to RIL's Jamnagar facility for excellence in reliability of product certification.
- RIL's Glycol Division QA/QC laboratory at Kurkumbh was commissioned with state-of-the-art Laboratory Information Management System (LIMS).
- RIL Jamnagar polymer laboratory was accredited by NABL for conforming to Quality Management System (QMS) as per ISO/IEC 17025.
- Total Quality Management (TQM) was introduced at all sites.
- "Five S" programme was implemented complex-wide at all locations.
- Quality Loss Index (QLI), a statistical tool to enhance performance and productivity was implemented in all the laboratories at all RIL locations.
- Occupational Health and Safety Assessment System (OHSAS) certification was implemented at all RIL sites. The significance of OHSAS is to identify and eliminate all occupational health related concerns.

Health

RIL provides state of the art medical care to all its employees through occupational health centers located at various sites. These occupational health centers also focus on preventive medicine by conducting pre-employment and periodic medical checkups of all employees besides carrying out specialized studies and audits including biological monitoring and health risk assessments.

The project Change Agent Health Safety & Environment (CASH) initiative has empowered the line managers in the area of occupational health and safety, thereby making it a way of life. The objective, to bring about a positive change and improvement in occupational health practices, has been achieved in all our major sites. This project has led to a remarkable awareness about occupational health at all levels of employees and has been responsible for reducing work related diseases and injuries.

All manufacturing sites also take part in community development through the community medical initiatives. These initiatives provide facilities for free preventive and curative health care to the nearby communities. They also participate in the national health programs such as Pulse Polio, Revised National Tuberculosis Control Program (RNTCP), National Immunization Program and Maternal and Child Health. These community medical centers have been well received and utilized by the target population.

The RIL group supports the scientific research activities of Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS). Topics of national health priorities constitute a major share of the research projects undertaken here.

Safety

In order to give a high importance to the Health, Safety and Environmental issues in the company, the Director's Committee on HSE regularly monitors the status of Safety performance, practices and systems at the various sites in comparison with the International Standards and Best Practices and provides necessary directions to the group.

RIL undertook several initiatives last year based on its core belief that all safety incidents are preventable. In its journey to becoming a global leader in safety, the company had several achievements during the year. The Safety Management Evaluation undertaken in the previous year through international agencies was followed by an improvement program during the year. Job Safety analysis and Job Risk assessments were further established during the year.

The Occupational Health and Safety Management Systems at Patalganga and Jamnagar sites were certified to the OHSAS 18001 standard during the year. With this, all the three major sites of Patalganga, Hazira and Jamnagar are now certified with the OHSAS 18001 standard. All the three sites have earlier received the British Safety Council's Five Star rating three years ago.

The Jamnagar complex completed a major shutdown with more than 35,000 workers without any serious incident. Special working systems were established to handle such a mega shutdown. The workers were trained to conduct the shutdown activities safely. A strong safety audit programme was established to continuously close the gaps in the implementation of safe practices.

In order to take RIL to world standards in HSE, a corporate cell named the Centre for HSE Excellence has been established. This cell has been entrusted with the job of structuring the HSE Management practices at the RIL group level and of supporting the sites to become amongst the best managed sites in the world in terms of Safety.

Environment

The focus and objectives for sustainable development and business growth at RIL is the Group's dedication towards a clean environment, at the workplace and the surroundings, in line with the organizational development.

At RIL, the various stages of a project viz. planning, design, construction, operation and maintenance are integrated with the environmental requirements at each step. As the leading corporate group in the country, the structured environmental monitoring, management systems and audits ensure compliance to all the environmental protection laws of the land. A dedicated Environment Health and Safety (EH&S) Group, reporting directly to the Chief Executive, at each manufacturing complex monitors and audits the environmental performance of their respective Complex to ensure sustainable development along with the business objective.

As part of its measures to conserve the natural resources, the refinery division has commissioned a Reverse Osmosis (RO) plant to treat the Low Dissolved Solids wastewater from the cooling tower and a portion of the high dissolved solids stream from Effluent Treatment Plant. The treated water from the RO plant is being used for Horticulture purposes, which has resulted in savings in desalinated water.

RIL's Jamnagar Marine Terminal has successfully migrated to the stricter requirements of ISO 14001:2004 from the earlier 1996 standard and has been re-certified accordingly. Jamnagar Refinery has also migrated to ISO 14001:2004 requirements and is expected to be certified as compliant with the new standard in the forthcoming Surveillance Audit.

The wastewater management system has encompassed the installation of a filter bed in the effluent treatment plant for the backwash water to remove the suspended solids from circulating within the ETP. Further a cooling tower is also under installation to optimize the temperature of the effluent being treated in the biological treatment section of the ETP.

In preparedness for marine pollution and oil spill response, one more inflatable boom of 250 meter length suitable for high sea operation has been procured and is placed on board a pull-back tug in the SPM operational area.

Jamnagar Refinery Complex has won the "National Award for Excellence in Water Management" for the year 2005 from CII. The refinery also won the "Most Useful Presentation" award from the CII.

RIL is involved in exploration and development of hydrocarbons reserves in various blocks off the East and West coast of India. To support basic environmental research, RIL has awarded a multidisciplinary study on the behavioural pattern of marine sensitive species to Berhampur University, Orissa. A project for restoration of mangroves has also been awarded to the MS Swaminathan Foundation, a noted voluntary agency involved in conservation of mangroves.

The Hazira Petrochemical Complex has upgraded their Environment Management System to the stringent ISO 14001:2004 standards requirements. A target of 10 per cent reduction was set for the refrigerant usage and till date the reduction in refrigerant usage achieved is approx 42 per cent. For productive utilization of solid-waste, efforts are being made to utilize the bio-sludge, coke etc. in the cement industry. Conservation of water resources has been maximized by reuse and recycle of wastewater.

The Hazira Complex has always been in the forefront of knowledge sharing by counselling and guidance to employees, contractors, vendors and other group companies in various activities and projects implemented in environment and safety. Being committed to development of the greenery, approximately 12,000 trees have been planted in the last year and an additional area of 20,000 sq mtr is being covered for landscaping.

The Patalganga Complex has also been recertified to the stringent standards of ISO 14001: 2004 Environmental Management System. The 'waste to resource' philosophy is being continuously practised with indigenous technological efforts on the Anaerobic Effluent Treatment Process. This application has created a benchmark in PTA waste water treatment process. The microbes in the anaerobic treatment process metabolize the industrial COD to produce methane rich biogas. This biogas, a product of wastewater treatment is utilized by the plant heaters as fuel. The heat from the flue gas from the captive power plant is being utilized in the Spin Flash Dryer for drying the bio-sludge. The new ozonation system is implemented for improving the treated effluent to be recycled as cooling water make-up.

The Patalganga Complex has achieved a 36 per cent reduction in the hazardous waste sent for secured land filling a 22 per cent reduction in the hazardous waste sent for reprocessing. 100 per cent of the contaminated PTA lumps are disposed on land and the area is being landscaped as a garden. Further a new Incinerator is being implemented at the PTA plant for improved reliability.

The Indian Chemical Manufacturers Association (ICMA), conferred upon the PG Complex the 'DM Trivedi Award for Introducing Advancement in Technology having a widespread impact on the Chemical Industry' for the year 2004-05.

At RIL, the Environmental and Safety aspects have been integrated and have become the culture of the organization. Its activities cover the entire gamut of contractors, customers, suppliers and association with the regulatory bodies and community for sustainable development.

Human Resources and Development

RIL is a company with a global character. It behaves, thinks and performs in a manner that is in line with global best of breed practices. It encourages employees to think in synchronicity with the world and prove his/her abilities by availing global opportunities within the group itself.

With presence in several countries, Reliance offers global opportunities for its employees. With organic business growth, consolidation and ventures into new areas, Reliance offers great opportunities to work across multiple functions, multiple disciplines as well as in multiple geographies.

Customised training programmes that enhance both personal as well as career growth of employees are carried out almost round the year. The programmes have equipped its executives with the capability of executing world class projects in record time. RIL has an in-house training programme for graduates to develop competency in Finance and Accounts. On successful completion of the programme the participants are equipped to take up higher responsibilities in the Finance and Accounts function.

RIL is also associated with the Indian Institute of Management (IIM) Bangalore and the Indian Institute of Technology (IIT) Mumbai. It has sponsored a number of engineers in a customized management course, MPRE (Management programme for Reliance Engineers) at IIM Bangalore and several science graduates and diploma holders to complete a Reliance Certified Engineering course with IIT Mumbai. The aim to is improve professional excellence as well as develop all round management skills of our employees.

RIL conducts a Manufacturing Leadership Programme for its senior executives in association with Hewitt Associates

Keeping in view the demands of global marketplace, RIL is introducing customized management programme that trains managers in marketing and other communication skills. It is also planning to introduce an advanced management programme in collaboration with an international management institute for its senior managers.

Social Responsibility and Community Development

Towards community assistance and social development, RIL has provided financial as well as administrative support for supplying drinking water to villages in the vicinity of its manufacturing site and also established a primary health center. RIL also helps the local school children through distribution of books annually. Financial assistance is offered to the cultural functions of the villagers and for conducting medical camps and sports events annually.

Education

Dhirubhai Ambani International School (DAIS)

Established with an aim of providing world class education, the Dhirubhai Ambani International School (DAIS) was set up in 2003. The school is a K-12 school and provides contemporary national and international learning opportunities in the context of the emerging educational needs of students.

The school prepares students for the Indian Certificate of Secondary Education (ICSE), Cambridge University's International General Certificate of Secondary Education (IGCSE) and the International Baccalaureate Diploma (IB) examinations. The school has about 940 students and over 100 faculty members with rich experience in national and international curricula.

The school seeks to develop the creative potential in children, shaping them to be critical thinkers who appreciate cultural diversity and have a global outlook. It hopes to achieve this through a blend of national and international curricular content and method as well as a synthesis of internationally acclaimed educational practices with India's rich educational and cultural heritage.

The first batch of IB students has done exceptionally well in the board examinations and college placements. In the examinations held in May 2005, of the 57 students from the class of 2005, 13 achieved scores of 40 and above (against a maximum score of 45). The average score of 36 that the students achieved compares remarkably well with the best worldwide. 45 students from this batch have gained admission to some of the top US, UK and other countries, while 12 have opted to study with universities in India.

As a step towards educationally supporting deprived children, the school has sponsored the "Dhirubhai Ambani International School Akanksha Centre", in association with the Akanksha Foundation, an NGO working to educate children from slum areas.

Rewards and Scholarship

The Dhirubhai Ambani Foundation every year recognises meritorious students at district level through rewards and scholarship schemes through "Dhirubhai Ambani SSC – Merit Reward Scheme" and Dhirubhai Ambani Undergraduate Scholarship Scheme"

The 'Dhirubhai Ambani SSC Merit Reward Scheme' for class X and 'Dhirubhai Ambani Undergraduate Scholarship Scheme' for class XII, were instituted in 1996 for the first three meritorious students from each of the district of Maharashtra, Gujarat and later in Goa. The schemes were extended in 1998 to the first meritorious student amongst the Physically Challenged category.

The Foundation has reached out to a total number of 4763 meritorious students, including 472 Physically Challenged, from 64 districts of the states of Maharashtra, Gujarat, Goa and the Union Territory of Daman, Diu, Dadra Nagar Haveli in the last 10 years.

During 2005 the SSC Merit Rewards were received by 264 meritorious students while 307 received the Scholarships. They represent each of the 64 districts of the state of Maharashtra, Gujarat, Goa and the Union Territory of Daman, Diu, Dadra Nagar Haveli and include 71 Physically Challenged and the first ten in the merit order list of CBSE for each of the state and three from Goa.

The SSC Merit Reward consists of Rs 3,000/- in cash, a good quality bicycle which reflects the desire of the Patron Trustee to motivate meritorious students from Rural India. The Physically Challenged meritorious student is rewarded with Rs 6,000/-. The Undergraduate Scholarship for Meritorious HSC students, payable each year till graduation ranges between Rs 9,500/- and Rs 31,500/- p.a. depending up on the stream chosen by the Scholar. A certificate of Merit from the trustees is given ceremoniously to each of the meritorious student.

These schemes have been well appreciated by the students and parents as they are purely merit based; encourage education of a girl child and offer equal opportunity to Physically Challenged Meritorious students.

'Reliance Kargil Scholarship Scheme'

The Scheme to support educational needs of the children of defence personnel who sacrificed their lives or were disabled during Kargil war, instituted with the generous contribution from Reliance employees. During the year 87 children received financial support for their education from standard IV to XII under the scheme.

"Dhirubhai Ambani Scholars Scheme" for meritorious children of Reliance share holders.

The Scheme was announced in 2003 as a one time measure to commemorate the silver jubilee of the company's listing on the Bombay Stock Exchange. In the first year 900 meritorious children of the shareholders received the Scholarships. These Scholars are eligible to get the scholarships annually till they complete their undergraduate studies, provided they secure minimum of 60 per cent marks in each of their annual University Examination. A total of 772 scholars, having secured the stipulated marks/ grade at the first year university examination continued to receive the Scholarship for the second year for their education leading to Degree / Diploma course. Of these 540 scholars who are pursuing degree courses in Engineering, Medicine and allied subjects while the rest 232 have chosen courses in commerce, arts and law faculties.

Healthcare Initiative
Sir Hurkisondas Nurrotumdas Hospital and Research Centre

RIL extends extensive financial support and professional expertise to Sir Hurkisondas Nurrotumdas Hospital and Research Centre (HNHRC), a charitable hospital offering free and subsidized services to a good proportion of the patients availing of its various diagnostic and treatment facilities. During the year 9,966 patients received treatment as indoor patients. At the Outdoors, 38,454 patients availed of the services at P.T. Clinic, the popular Diagnostic Centre of the Hospital, where registration is entirely free to all.

The Hospital continues its age old tradition of rendering every service in the Casualty free. An average annual growth rate of around 10 per cent is witnessed in the outdoor patient population during the past few years. The Hospital is equipped with state-of-the-art operation theatres optimally used for specialized surgeries.

Free Health Screening Camps continue to be organized. Among the important events during the year were a check-up scheme at concessional rate offered at the Hospital throughout the monsoon season, a health screening programme conducted during August-September 2005, and a diabetic foot camp conducted in December 2005.

The Free Health Check up on every 1st and 3rd Sundays for the benefit of senior citizens, and the Free Check-up on every 2nd and 4th Sundays for the Elders and/ or the Physically challenged are being continued. Such programmes have gone a long way in educating the community on prevention of diseases, and on promotion of healthy lifestyles.

Continuing Medical Education Programmes are organized in collaboration with the 'C' Ward Association of Family Physicians. One such programme organized in November 2005 was attended by a large number of Family Physicians as also members of the public. The Hospital also contributes to Education by offering facilities to Medical students to pursue DNB and CPS courses as well as conducting Diploma in Nursing Program. Resident doctors showed good performance at the various DNB Examinations conducted by the National Board. The Hospital received sanction of four new seats for DNB in Family Medicine. Resident doctors also brought in 100 per cent results for three consecutive terms at the CPS Examinations, while the Nursing students continue their tradition of producing 100 per cent results.

Sir Hurkisondas Nurrotumdas Medical Research Society, Mumbai.

The Reliance group supports the scientific research activities of Sir Hurkisondas Nurrotumdas Medical Research Society (HNMRS). The Society commenced scientific research activities since 1974 -75 and has completed 120 research projects. The scientists from the society presented 161 papers at the National and International Conferences. Topics of national health priorities constitute a major share of the research projects undertaken here.

The researchers are motivated to move out of the four walls of the hospital to carry out epidemiological studies and community based surveys. Population in the neighbourhood of Sir H.N.Hospital, children in the nearby schools, and susceptible sections of the population were screened from time to time by teams of medical / paramedical professionals, as part of various research projects.

These studies helped in assessing the prevalence of health disorders which might have escaped detection in the absence of such professional interventions. Community based studies related to the early detection of Type 2 diabetes revealed increased prevalence of insulin resistance, a well-known cardiovascular risk factor among urban Indians in Mumbai. A similar survey carried out on a rural population in the Sindhudurg District revealed comparatively less prevalence of diabetes but the presence of a different combination of risk factors.

Dhirubhai Ambani Hospital, Lodhivali, Dist. Ragiad

Dhirubhai Ambani Hospital attaches a very high importance to improve the quality of life in surrounding communities. It extends prompt and specialised services to the Mumbai-Pune highway accident victims. Trauma patients are provided free life saving treatment. Besides taking care of hospitalization requirements, the hospital provides poor patients and senior citizens subsidized treatment – both in the outpatient and in-patient departments.

The hospital provided timely support to neighbouring community during the recent floods in Maharashtra. The flood relief work was carried out through Red Cross society. Two medical centers – Dhirubhai Ambani Hospital, Lodhivali and IPCL, Nagothane were working for the flood affected people in Raigad district. The other flood affected districts were also covered for supply of flood relief kits.

A total of two camps were organized during the year - Eye Camp and Ante-Natal Check-up Camp. 79 operations were conducted during the eye camp.

A seminar was conducted for Raigad district doctors on "Obesity management' through a Specialist to educate them on the latest treatment methodologies.

A Cancer and AIDS prevention program was conducted at neighbouring industry for their employees by doctors of Dhirubhai Ambani hospital

Community Development

At Jamnagar

RIL's Jamnagar Complex continues to serve the urban and village community during the year 2005-06. These activities were in the area of health, education, cultural support, creating/augmenting village infrastructure, fodder to cow-sheds in villages, supply of drinking water, distribution of sweets to village children in primary schools, gifts to garba girls in the villages, support to sports and academic events, seminars etc. Supply of fodder to more than 1,100 cow on a regular basis throughout the year in eight villages itself has an annual budget of Rs 26 lakhs for several years.

RIL, Jamnagar organized multi-diagnostic camp at village Moti Khavdi where in more than 1,000 village patients took advantage of expert medical diagnosis and free medicines. A mobile medical van for surrounding villages is a regular medical assistance provided to surrounding villages.

During the year under report, in order to strengthen one to one relationship, community meals programs were held in Moti Khavdi, Nani Khavdi, Kanalus, Meghpar, Padana, Gagva, Setalus, etc. In community meals, practically all the villagers of a particular village eat from one kitchen, irrespective of caste and creed. The meals are followed by cultural events which mainly focus on folk culture, devotional songs and music.

Renovation of village school building at Jogvad, overhead water tank at village Padana, a temple of Goddess Khodiyar at village Meghpar, a temple at Navagam, community hall and gaushala at Moti Khavdi, chania otta, community hall, Shri Ram temple and gaushala at Nani Khavdi was taken up during the year 2005-06.

During two months of acute drinking water shortage, Sikka, Moti Khavdi and Padana villages were supplied with drinking water through tankers. A pump-set and PA systems were donated for the community use.

RIL, Jamnagar continued to participate in development of Dwarka pilgrims. During the year, it completed construction of an approach road on a difficult terrain of marshy land near the confluence of Gomati river and Arabian sea at Dwarka. Kokila Dhiraj Dham, a guest house for devotees was made operational during the year under report.

At Hazira

Reliance Industries Limited, Hazira has a cluster of 7 villages in which company provides community services like health care at the doorstep, educational infrastructure facilities and holds regular calendar of extra-curricular activities. Following activities were carried out during the year 2005-06.

Teachers Training Programme: During the interaction with the surrounding schools, it was found that to improve the knowledge level and competitiveness of students, it is necessary to impart training to the teachers for the modern educational systems. A two-day seminar was organised at Sharda Vidyalaya Ichhapore on 29th and 30th April 2005. Noted educationists were invited as faculty members to impart the training on new and modern teaching methods. 45 teachers from primary, secondary and higher secondary level participated in the function.

To asses the impact, a follow up programme was also organised at Sanjivani High School, Damka. Teachers expressed their views and difficulties in implementing the new methods on which the experts explained and solved their problem. Teachers demanded more such follow-up programmes for the betterment of their students.

New water Pipeline for Mora village: As part of its community development efforts, RIL started providing potable water to Mora village since 1992, initially with tankers and subsequently by laying a 1.5 Km. pipeline in 1996.

As part of the community development activity, a team of Reliance Executives visited schools in Junagam and suggested to the school authorities to develop water recharging facility, which is being implemented.

The Hazira DoT programme

The Reliance HIV and TB control centre, now nearing completion of its two years of operations has made some landmark achievements both at national and international levels. This was established to provide awareness, advocacy, counselling, treatment and social support to patients afflicted from these two dreaded diseases, the centre has been consistently providing these services to the target groups.

The centre has seen and registered over 11,500 patients of which 330 are under antiretroviral treatment for AIDS, 200 under DOT therapy for Tuberculosis, 1125 treated for sexually transmitted diseases. Approximately 800 HIV positive patients are under constant medical surveillance and monitoring. The centre has provided awareness programs for all the contract and regular labour working at its location, truck drivers visiting its warehouses, and children in all the neighbouring schools.

RIL HIV and TB control centre awarded a commendation certificate at the 2005 Awards for Business Excellence by the Global Coalition on AIDS / HIV on the September 28, 2005 in Washington DC. The project has been ranked amongst the 20 best projects at ICC-UNDP-IBLF World Business Awards 2006 in support of the Millennium Development Goals. The RNTCP (Government of India) has acknowledged the efforts and results of sputum conversion rates of the centre in its Annual national report published from New Delhi.

Patalganga Community Health and Safety

A HIV/AIDS education drive is carried out on regular basis for the tanker drivers / cleaners who transport chemicals to/from RIL-Patalganga. A total of 459 drivers were given lectures, pamphlets etc. to create awareness on the subject.

A blood donation camp was organized at PG, in which 287 voluntary donors participated. The collected blood was sent to blood banks of HN hospital, - Mumbai and Dhirubhai Ambani Hospital Lodhivali.

The Complex also conducted special Health Awareness programs 'Protection from Epidemic and Flood Related Diseases' after the floods that affected this region.

The doctors impart training on significance of Occupational Health to the Engineers of various industries, from all over the country. This is done on an honorary basis through the Indian Association of Occupational Health and National Safety Council forum.

Several activities were taken up by our Safety group towards creating an awareness on various safety related facets in all age groups with the objective of making "Safety" a way of life.

A program on "Hazardous Goods Transportation" was conducted for all the tanker drivers of industries in Patalganga. A prominent role was played by faculty from RIL-PG in this effort.

A program on "Home Appliance Safety" was conducted for the families of Lodhivali colony to create a greater awareness on safety for saving precious lives.

A presentation on "Safe Living" was given to teachers and school children of JH Ambani School. Booklets on LPG and electrical safety were also distributed on the occasion.

Community Education

RIL is playing a key role in nation building by providing an opportunity to the college students across the country to visit our plants for an industrial exposure, so that they can relate their theoretical inputs with industrial practice. 350 students visited our manufacturing facilities in the year 2005-06. RIL also provides opportunities to Engineering college students to undergo in-plant training / projects as part of their academic curriculum, thus enabling them to appreciate application of theoretical knowledge and get an exposure to industrial practices. Several students underwent in-plant training in FY 2005-06.

Special Support – Prevention of Fire and Loss of Life

RIL has always played an active role in protecting lives, environment and property of the neighbouring community. This is done through active support of the Fire and Safety departments for various incidents outside Patalganga such as controlling fire in Warehouse Corporation on Mumbai-Pune highway, assistance in controlling Phenol leakage from a tanker near Pen, District Raigad, Maharashtra; providing support for controlling fire at M/s Ooms Polymer Modified Bitumen Pvt. Ltd. Panvel, Navi Mumbai and containing the fire in MSEB transformer near Apta, District Raigad, Maharashtra. Support was also provided for controlling a Naphtha leak at Kamothe village off Mumbai-Pune highway.

Awards and Recognition

During the year under review, RIL was recognized by various organizations for its excellent performance. Our Chairman & Managing Director Shri Mukesh D. Ambani had the distinction and honour of being the co-chair at the World Economic Forum in Davos, Switzerland.

Some of the major awards conferred on RIL are:

Corporate Ranking

- RIL is the only private sector company from India to feature in the Fortune Global 500 list of World's largest Corporation, for the second year in a row
- In terms of growth, RIL found place in the elite world's top 25 climbers in the Fortune Global 500 companies
- 'Best Overall Company' at the Stevie Awards

Health Safety and Environment (HSE)

- CII 'National Award for Excellence in Water Management'
- National Award for Research and Development Efforts in Industry
- 'International Safety Award presented by the British Safety Council, UK

Energy Management

- First Prize' from Petroleum Conservation Research Association
- CII "National Award for Excellence in Energy Management - 2005"
- PCRA Energy Conservation Award For 2005, Ministry Of Petroleum and Natural Gas
- CII Award For Excellence In Energy Management
- ICMA Award For Excellence In Energy Conservation and Management
- Certificate of Merit' in the Refinery Sector for the 'National Energy Conservation Awards-2005' from Ministry of Power
- Oil and Gas Conservation Fortnight Award, Ministry of Petroleum and Natural Gas

Quality

- Silver' at the 20th International Team Excellence Competition organised by the American Society for Quality (ASQ)
- Quality Circle Pragati PSF unit of Hazira won silver medal at International convention of Quality Circles in Singapore.
- IMC Ramakrishna Bajaj National Quality Commendation Certificate
- Golden Appreciation From Shell For Quality Pacesetting Under SMPCS, Shell Global Solutions, Netherlands

Exports

- Synthetic and Rayon Textiles Export Promotion Council (SRTEPC) awards for exports.
- Best Exporter Award by the Government of Gujarat for the year 2000-01 and 2001-02.

Management Awards

- Golden Peacock Innovation Award
- 2005 ASTD BEST Award
- IMC 'Super Brand Award'
- Golden Jubilee Memorial Trust Excellence Award
- Mahatma Gandhi Shram Sahyog Puraskar
- DSIR national award for R&D efforts in industry for Absorption / up gradation of imported technology

Retail and Franchising Awards

- Franchise Award 2005
  - Innovative Retail Concept of the year – Special Award
  - Best Franchisor of the year Award – 2005 Star Award, Hall of Fame across all categories
- Innovation and Technology in Franchising – (The Reid & Taylor Awards for Retail Excellence) at *The India Retail Summit 2005* for its various innovations in Petroleum Retailing
- Retail Concept of the year for Reliance Truck Stops– Images Retail Awards at *India Retail Forum* 2005

Report on Corporate Governance

Corporate Governance is based on the principles of integrity, fairness, equity, transparency, accountability and commitment to values. Good governance practices stem from the culture and mindset of the organisation. As shareholders across the globe evince keen interest in the practices and performance of companies, Corporate Governance has emerged on the centre stage.

Reliance is committed to good governance practices that create long term sustainable shareholder value. Keeping in view the Company's size, complexity, global operations and corporate traditions, the Reliance Governance framework is based on the following main principles :

- Constitution of a Board of Directors of appropriate composition, size, varied expertise and commitment to discharge their responsibilities and duties.
- Ensuring timely flow of information to the Board and its Committees to enable them discharge their functions effectively.
- Independent verification and safeguarding integrity of the Company's financial reporting.
- A sound system of risk management and internal control.
- Timely and balanced disclosure of all material information concerning the Company to all stakeholders.
- Transparency and accountability.
- Compliance with applicable rules and regulations.
- Fair and equitable treatment of all its stakeholders including employees, customers, shareholders and investors.

For implementing the Corporate Governance practices, Reliance has a well defined policy framework consisting of the following :

- Reliance's values and commitments policy
- Reliance's code of ethics
- Reliance's business policies
- Reliance's policy for prohibition of insider trading
- A detailed programme of ethics management

These policies and their effective implementation underpin the commitment of the Company to uphold highest principles of Corporate Governance consistent with the Company's goal to enhance shareholder value.

With expert assistance from Indian and international firms, Reliance had launched a programme last year to review its policies and practices of Corporate Governance with a clear goal to not merely comply with statutory requirements in letter and spirit but also to implement the best international practices of Corporate Governance, in the overall interest of all the stakeholders.

The Corporate Governance and Stakeholders' Interface Committee, consisting of Independent Directors, has examined various Corporate Governance issues in detail and with the help of experts, recommended to the Board to adopt, inter alia, the following :

- Code of Business Conduct and Ethics for Directors and Senior Management incorporating best practices in Corporate Governance.
- A comprehensive Corporate Governance Manual incorporating all policies and procedures for effective governance.
- Reporting templates to ensure adequate and timely information flow to the Audit Committee and the Board on the functioning of the Company.
- A programme to adopt all the requirements of the revised Clause 49 including non-mandatory requirements.
- Some of the best Governance practices prevalent in companies of similar statute in India and abroad.

The Board of Directors of the Company (the Board) agreed with the recommendations of the Corporate Governance and Stakeholders' Interface Committee and decided to implement all the above suggestions in the larger interests of transparency, accountability and shareholder values. Reliance recognises that good Corporate Governance is a continuing exercise and reiterates its commitment to pursue highest standards of Corporate Governance in the overall interest of all the stakeholders.

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges in India (Clause 49) and the best practices followed internationally on Corporate Governance, the details of governance systems and processes including compliance by the Company with the provisions of Clause 49 are as under :

1. Company's philosophy on Code of Governance

Reliance's philosophy on Corporate Governance envisages attainment of the highest levels of transparency, accountability and equity in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, lenders and the Government. Reliance is committed to achieve and maintain the highest international standards of Corporate Governance.

Reliance believes that all its actions must serve the underlying goal of enhancing overall shareholder value on a sustained basis.

2. **Board Composition and Particulars of Directors**

Board Composition

The Company's policy is to maintain optimum combination of Executive and Non-Executive Directors. The Board consists of 12 Directors, out of which 7 are Independent Directors. The Board believes that its current composition is appropriate. Composition of the Board and category of Directors are as follows:

Category	Name of the Directors
Promoter Director	M.D. Ambani *Chairman & Managing Director*
Executive Directors	N.R. Meswani H.R. Meswani H.S. Kohli
Non-Executive Non-Independent Director	R.H. Ambani
Independent Directors	M.L. Bhakta Y.P. Trivedi Dr. D.V. Kapur M.P. Modi S. Venkitaramanan Prof. Ashok Misra Prof. Dipak C. Jain*

* The Board has appointed Prof. Dipak C. Jain as an Additional Director with effect from August 4, 2005.

Lead Independent Director

The Independent Directors of the Company have designated Shri M. L. Bhakta as the Lead Independent Director. The role of Lead Independent Director is as follows:

- To preside over meetings of Independent Directors.
- To ensure that there is adequate and timely flow of information to Independent Directors.
- To liaise between the Chairman & Managing Director, the Management and the Independent Directors.
- To preside over meetings of the Board and Shareholders when the Chairman and Managing Director is not present and where he is an interested party.
- To perform such other duties as may be delegated to the Lead Independent Director by the Board/Independent Directors.

Directors' Profile

Brief resume of all the Directors, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships/chairmanships of Board Committees are provided below :

a) **Shri Mukesh D. Ambani,** age 49, is a Chemical Engineer from the University of Bombay and pursued MBA from Stanford University, USA. He is the son of Shri Dhirubhai H. Ambani, Founder Chairman of the Company. Shri Ambani joined Reliance in 1981 and initiated Reliance's backward integration from textiles into polyester fibres and further into petrochemicals. In this process, he directed the creation of several new and large world-class manufacturing facilities involving diverse technologies that have raised Reliance's petrochemicals manufacturing capacities from less than a million tonnes to over thirteen million tonnes per year.

Shri Ambani directed and led the creation of the world's largest grassroot petroleum refinery at Jamnagar, India, with a present capacity of 660,000 barrels per day (33 million tonnes per year) integrated with petrochemicals, power generation and port and related infrastructure. Shri Ambani had set up the largest and most complex information and communications technology initiative in the world in the form of Reliance Infocomm Limited.

Shri Ambani is steering Reliance's initiatives in a world scale, offshore and onshore oil and gas exploration and production program, creation of a pan-India petroleum retail network and setting up of a new export-oriented refinery through RIL's subsidiary Reliance Petroleum Limited (RPL) with a capacity of approximately 580,000 barrels per stream day integrated with a 0.9 MMTPA polypropylene plant.

Shri Ambani's Achievements include:

- Ranked 42nd among the 'World's Most Respected Business Leaders' and second among the four Indian CEOs featured in a survey conducted by Pricewaterhouse Coopers and published in Financial Times, London, November 2004.
- Conferred the World Communication Award for the 'Most Influential Person in Telecommunications in 2004' by Total Telecom, October, 2004.
- Chosen 'Telecom Man of the Year 2004' by Voice and Data magazine, September, 2004.
- Ranked 13th in Asia's Power 25 list of 'The Most Powerful People in Business' published by Fortune magazine, August, 2004.

- Conferred the 'Asia Society Leadership Award' by the Asia Society, Washington D.C., USA, May, 2004.

- Ranked No.1 for the second consecutive year, in The Power List 2004 published by India Today, March, 2004.

Shri Mukesh D. Ambani is the Chairman of Indian Petrochemicals Corporation Limited, Reliance Petroleum Limited and Reliance Retail Limited. He is member of the Shareholders'/ Investors' Grievance Committee of the Company.

Shri Mukesh D. Ambani is the promoter of RIL and holds 18,07,923 shares in the Company as on March 31, 2006.

b) Shri Nikhil R. Meswani, age 40, is a Chemical Engineer from University Department for Chemical Technology (UDCT) and is the son of Shri Rasiklal Meswani, one of the founder Directors of the Company. He joined Reliance at an early age and since 1990, he is an Executive Director on the Board of Reliance, with overall responsibility of the entire Petrochemicals Division. He has contributed to the growth of the petrochemicals division of Reliance to its present position as market leader in India and one amongst the top ten petrochemical companies in the world. Shri Meswani is currently Chairman of Asian Chemical Fibre Industries Federation and President of Association of Synthetic Fibre Industry. He is also a Member of Young President's Organisation (YPO). Shri Meswani is a Director of Indian Petrochemicals Corporation Limited and is the Chairman of its Shareholders'/Investors' Grievance Committee. He is also a member of the Shareholders'/Investors' Grievance Committee of the Company. He is the brother of Shri Hital R. Meswani.

Shri Nikhil R. Meswani holds 1,21,174 shares in the Company as on March 31, 2006.

c) Shri Hital R. Meswani, age 37, graduated with honours in the Management & Technology programme from University of Pennsylvania. He received a B.S. Degree in Chemical Engineering and B.S. Econ. (equivalent to B.B.A.) from the Wharton Business School, both from University of Pennsylvania, U.S.A. He joined Reliance Industries Limited in 1990. He is on the Board of the Company as an Executive Director since August 4, 1995, with overall responsibility of Petroleum Division, all manufacturing and project activities of the group including Jamnagar, Patalganga and Hazira complexes. He is a Director of Reliance Industrial Investments and Holdings Limited and Reliance Petroleum Limited. He is the Chairman of the Audit Committee of Reliance Industrial Investments and Holdings Limited, member of the Shareholders'/Investors' Grievance Committee of Reliance Petroleum Limited. He is a member of the Shareholders'/Investors' Grievance Committee and Health, Safety & Environment Committee of the Company. He is the brother of Shri Nikhil R. Meswani.

Shri Hital R. Meswani holds 87,930 shares in the Company as on March 31, 2006.

d) Shri Hardev Singh Kohli, age 72, is a M.S. (Chem). He has wide experience in implementation and operation of petrochemicals complex. Since 1991, he has been working at the Company's Hazira Complex. Keeping in view his expertise in the field of petrochemicals, he was appointed as a Wholetime Director of the Company designated as Executive Director with effect from April 1, 2000. He is also a member of the Health, Safety and Environment Committee of the Company. Shri H. S. Kohli is also on the Board of Reliance Assam Petrochemicals Limited.

Shri Hardev Singh Kohli holds 1,155 shares in the Company as on March 31, 2006.

e) Shri Ramniklal H. Ambani, age 81, has been one of the senior most Directors of the Company since January 11, 1977. He is the elder brother of Late Shri Dhirubhai H. Ambani, the Founder Chairman of the Company, and has been instrumental in chartering the growth of the Company during its initial years of operations from its factory at Naroda, in Ahmedabad. He along with Late Shri Dhirubhai H. Ambani, set up and operated the textile plant of the Company at Naroda, Ahmedabad and was responsible in establishing the Reliance Brand name "VIMAL" in the textile market in the country. He is also a Director of Gujarat Industrial Investments Corporation Limited, Sintex Industries Limited, Yashraj Investments and Leasing Co. Private Limited, Tower Commercial Private Limited, Tower Management Consultants Private Limited, Anjali Fiscal Private Limited and Action Exports Private Limited. He is the Chairman of the Audit Committee of Gujarat Industrial Investments Corporation Limited.

Shri R.H. Ambani holds 2,06,523 shares in the Company as on March 31, 2006.

f) Shri Mansingh L. Bhakta, age 74, is a Director of the Company since September 27, 1977. He is a Senior Partner of M/s. Kanga & Company, a leading firm of Advocates and Solicitors in Mumbai. He has been in practice for over 45 years and has vast experience in the legal field and particularly on matters relating to corporate laws, banking and taxation. He is the legal advisor to leading foreign and Indian companies and banks. He has also been associated with a large number of Euro issues made by Indian companies. He was the Chairman of the Taxation Law Standing Committee of LAWASIA, an Association of Lawyers of Asia and Pacific which has its headquarters in Australia. He is also a Director of Gujarat Ambuja Cements Limited, Micro Inks Limited, The Indian Merchants' Chamber, Mumbai, Bilcare Limited, JCB Construction Equipment Limited, JCB Manufacturing Limited and JCB India Limited. He is the Lead Independent Director of the Company. He is the Chaiman of the Shareholders'/ Investors' Grievance Committee of the Company. He is a member of the Audit Committee of Gujarat Ambuja Cements Limited, Micro Inks Limited and JCB India Limited.

Shri Bhakta holds 1,40,000 shares in the Company as on March 31, 2006.

g) **Shri Yogendra P. Trivedi,** age 77, is a Director of the Company since April 16, 1992. He is practicing as Senior Advocate, Supreme Court. He is a member of various clubs and associations and is holding important positions in various fields viz. economic, professional, political, commercial, education, medical, sports and social fields. He has received various awards and merits for his contribution in various fields. He was a Director in Central Bank of India and Dena Bank amongst many other reputed companies. He is a Director of Reliance Petroleum Limited, Colosseum Sports & Recreation International, Safari Industries (India) Limited, Birla Power Solutions Limited, Supreme Industries Limited, Sai Service Station Limited, Zandu Pharmaceuticals Works Limited, Zodiac Clothing Company Limited, Metro Exporters Private Limited, Clare Mont Trading Private Limited, Telstar Travels Private Limited, Trivedi Consultants Private Limited, Monica Travels Private Limited and Bloomingdale Estates Private Limited. He is also the past President of Indian Merchants' Chamber and presently on the Managing Committee of ASSOCHAM and International Chamber of Commerce. Shri Trivedi is the Chairman of the Audit Committees of Zandu Pharmaceuticals Limited, Birla Power Solutions Limited and Reliance Petroleum Limited. He is a member of the Audit Committees of Zodiac Clothing Company Limited and Sai Service Station Limited. He is the Chairman of the Shareholders'/ Investors' Grievance Committee of Reliance Petroleum Limited. He is also the Chairman of the Audit Committee, Corporate Governance and Stakeholders' Interface Committee and Retail Business Committee of the Company. He is also a member of the Shareholders'/ Investors' Grievance Committee of the Company.

Shri Trivedi holds 11,500 shares in the Company as on March 31, 2006.

h) **Dr. Dharamvir Kapur,** age 77, is a Graduate with Honours in Electrical Engineering and is having wide experience in Chemicals and Petrochemicals Industries. He has an illustrious career in Government sector with successful track record of building vibrant organisation and successful project implementation. He served BHEL in various positions with distinction but perhaps the most remarkable achievement of Dr. Kapur's career is the establishment of systems oriented National Thermal Power Corporation (NTPC) of which he was the founder Chairman-cum-Managing Director. Under his leadership the fledgling organisation undertook and successfully implemented a series of 2000 MW power projects which today form the main stay of the Indian power sector. He has made significant contributions in the field of Technology Management and Industrial Development and in recognition of his services, Jawaharlal Nehru Technological University, Hyderabad conferred the degree of D.Sc. on him. He has also been associated with a number of national institutions as Chairman, Board of Governors, Indian Institute of Technology, Bombay, Chairman, National Productivity Council, Member, Atomic Energy Commission etc. He is the Chairman (Emeritus) of Jacobs H&G Private Limited, Chairman of GKN Driveline (India) Limited and Drivetech Accessories Limited. He is a Director of Tata Chemicals Limited, Honda Siel Power Products Limited, Zenith Limited, DLF Power Limited and Reliance Jamnagar Power Private Limited. He is the Chairman of the Audit Committees of Honda Siel Power Products Limited and GKN Driveline (India) Limited. He is the Chairman of the Shareholders'/Investors' Relations Committee of Honda Siel Power Products Limited. He is a member of Audit Committee of Zenith Limited. He is also a member of the Corporate Governance and Stakeholders' Interface Committee, Retail Business Committee and Health, Safety and Environment Committee of the Company.

Dr. Kapur holds 6,772 shares in the Company as on March 31, 2006.

i) **Shri Mahesh P. Modi,** age 66, has held high positions in Government of India as Chairman of Telecom Commission, Secretary, Ministry of Coal, Special Secretary, Insurance, Joint Secretary, Ministry of Petroleum, Chemicals and Fertilizers. He has considerable management experience, particularly in the fields of energy, insurance, petrochemicals and telecom. At present, he is Director on the Boards of ICICI Prudential Life Insurance Company Limited, Mangalore Refinery & Petrochemicals Limited and Reliance Petroleum Limited. He is the Chairman of the Audit Committee of Mangalore Refinery & Petrochemicals Limited and ICICI Prudential Life Insurance Company Limited. He is a member of the Audit Committee and Shareholders'/Investors' Grievance Committee of Reliance Petroleum Limited. He is also a member of the Audit Committee and Corporate Governance and Stakeholders' Interface Committee of the Company.

Shri Modi holds 562 shares in the Company as on March 31, 2006.

j) **Shri S. Venkitaramanan,** age 75, holds a Master's Degree in Physics from the University of Kerala and also a Masters Degree in Industrial

Administration from Carnegie Mellon University, Pittsburgh, USA. He is a former Governor of Reserve Bank of India. He has been a Director of the Company since 1997. He is a Director of Housing Development Finance Corporation Limited, Southern Petrochemical Industries Corporation Limited, New Tirupur Area Development Corporation Limited, Tamil Nadu Water Investment Co. Limited and BPL Telecom Private Limited. He is a member of the Audit Committee of the Company.

Shri Venkitaramanan does not hold any shares in the Company as on March 31, 2006.

k) **Prof. Ashok Misra,** age 58, is a Ph.D. and M.S. in Polymer Science & Engineering from the University of Massachusetts, USA and M.S. in Chemical Engineering from Tufts University and B. Tech. in Chemical Engineering from IIT, Kanpur. He has also completed the Executive Development Program in 1999 at the Kellogg School of Management, Northwestern University, Evanston, Illinois, USA. He authored one book on Polymers and published several articles in international journals and has been awarded six patents. He is Director of Indian Institute of Technology, Powai, Mumbai, since May 2000. He is a member of several scientific associations and societies. He is also on the Board of National Thermal Power Corporation Limited.

Prof. Misra holds 174 shares in the Company as on March 31, 2006.

l) **Prof. Dipak C. Jain,** age 48, is a Ph.D in Marketing and M.S. in Management Science from the University of Texas, M.S. in Mathematical Statistics from Gauhati University. He is a distinguished teacher and scholar. He has been Dean of the Kellogg School of Management since July, 2001. He has more than 20 years experience in management and education. His teaching honors include the Sidney Levy Award for Excellence in Teaching in 1995; the John D.C. Little Best Paper Award in 1991; Kraft Research Professorships in 1989-90 and 1990-91; the Beatrice research professorship in 1987-88; the Outstanding Educator Award from the State of Assam in India in 1982; the Gold Medal for the Best Post-Graduate of the Year from Gauhati University in India in 1978; the Gold Medal for the Best Graduate of the Year from Darrang College in Assam in India in 1976; the Gold Medal from Jaycees International in 1976; the Youth Merit Award from Rotary International in 1976; and the Jawaharlal Nehru Merit Award, Government of India in 1976. He has published several articles in international journals on marketing and allied subjects. He is a Member of American Marketing Association and the Institute of Management Services. He is a Director of John Deere & Company, Peoples Energy, Hartmarx Corporation, Northern Trust Bank (companies incorporated outside India). He is a Director of Reliance Retail Limited. He is also a member of the Retail Business Committee of the Company.

Prof. Jain does not hold any shares in the Company as on March 31, 2006.

3. Board Meetings, its Committee Meetings and Procedures

A. Institutionalised decision making process

With a view to institutionalise all corporate affairs and set up systems and procedures for advance planning for matters requiring discussion/ decisions by the Board, the Company has defined guidelines for the meetings of the Board and Committees thereof. These Guidelines seek to systematise the decision making process at the meetings of the Board/Committees in an informed and efficient manner.

B. Scheduling and selection of Agenda Items for Board meetings

(i) Minimum six Board meetings are held in each year, which are pre-scheduled. Apart from the above, additional Board meetings are convened by giving appropriate notice to address the specific needs of the Company. In case of business exigencies or urgency of matters, resolutions are passed by circulation.

(ii) The meetings are held at the Company's Registered Office at Maker Chambers IV, 222, Nariman Point, Mumbai 400 021.

(iii) All divisions/departments of the Company are encouraged to plan their functions well in advance, particularly with regard to matters requiring discussion / approval / decision at the Board / Committee meetings. All such matters are communicated to the Company Secretary in advance so that the same could be included in the Agenda for the Board / Committee meetings.

(iv) The Board is given presentations covering Finance, Sales, Marketing, and the major business segments and operations of the Company, before taking on record the financial results of the Company for the preceding quarter at each of the pre-scheduled Board meetings.

The information placed before the Board includes:

- Annual operating plans of businesses, capital budgets and any updates.
- Quarterly results for the Company and its operating divisions or business segments.
- Minutes of meetings of Audit Committee and other Committees of the Board, as also resolutions passed by circulation.
- Appointment or resignation of Chief Financial Officer and Company Secretary.
- Show cause, demand, prosecution and penalty notices which are materially important.

- Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.
- Any material default in financial obligations to and by the Company, or substantial non-payment for goods sold by the Company.
- Any issue, which involves possible public or product liability claims of substantial nature, including any judgment or order, which may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company.
- Details of any joint venture, acquisitions of companies or collaboration agreement.
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property.
- Significant labour problems and their proposed solutions. Any significant development in Human Resources/ Industrial Relations front like implementation of Voluntary Retirement Scheme etc.
- Statement of significant transactions and arrangements entered by unlisted subsidiary companies.
- Sale of material nature, of investments, subsidiaries, assets, which is not in normal course of business.
- Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material.
- Non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer etc.
- Quarterly summary of all long-term borrowings made, bank guarantees issued, loans and investments made.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of business risk exposures, its management and related action plans.
- Making of loans and investment of surplus funds.
- Proposals for investment, mergers and acquisitions.
- Dividend declaration.
- General notices of interest of Directors.
- Terms of reference of Board Committees.
- The minutes of the Board meetings of unlisted subsidiary companies.

(v) The Chairman of the Board and the Company Secretary in consultation with other concerned team members of the senior management, finalise the agenda papers for the Board meetings.

C. Board Material distributed in advance

a. Agenda and Notes on Agenda are circulated to the Directors, in advance, in the defined Agenda format. All material information is incorporated in the Agenda papers for facilitating meaningful and focussed discussions at the meeting. Where it is not practicable to attach any document to the Agenda, the same is tabled before the meeting with specific reference to this effect in the Agenda.

b. In special and exceptional circumstances, additional or supplementary item(s) on the Agenda are permitted. Sensitive subject matters may be discussed at the meeting without written material being circulated in advance.

D. Recording Minutes of proceedings at Board and Committee meetings

The Company Secretary records the minutes of the proceedings of each Board and Committee meeting. Draft minutes are circulated to all the members of the Board / Committee for their comments. The finalised minutes of proceedings of a meeting are entered in the Minutes Book within 30 days from the conclusion of that meeting.

E. Post Meeting Follow-up Mechanism

The Guidelines for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board and Committees thereof. Action taken report on the decisions/minutes of the previous meeting(s) is placed at the immediately succeeding meeting of the Board/Committee for noting by the Board/Committee.

F. Compliance

The Company Secretary while preparing the Agenda, Notes on Agenda, Minutes etc. of the meeting(s), is responsible for and is required to ensure adherence to all the applicable laws and regulations including the Companies Act, 1956 read with the Rules issued thereunder and to the extent feasible, the Secretarial Standards recommended by the Institute of Company Secretaries of India, New Delhi.

4. Attendance of Directors at Board Meetings, last Annual General Meeting and number of other Directorships and Chairmanships / Memberships of Committees of each Director in various companies :

Name of the Director	Attendance		No. of Directorships and Committee Memberships/ Chairmanships		
	Board Meetings	Last AGM	Other Directorships*	Committee Memberships**	Committee Chairmanships**
M.D. Ambani	11	Yes	3	1	-
N.R. Meswani	11	Yes	1	1	1
H.R. Meswani	11	Yes	2	2	1
H.S. Kohli	11	Yes	1	-	-
R.H. Ambani	9	No	2	-	1
M.L. Bhakta	11	Yes	7	3	1
Y.P. Trivedi	11	Yes	8	3	5
Dr. D.V. Kapur	11	Yes	6	1	3
M. P. Modi	11	Yes	3	3	2
S. Venkitaramanan	9	Yes	4	1	-
Prof. A. Misra	7	Yes	3	-	-
Prof. Dipak C. Jain***	4	NA	1	-	-

* The Directorships held by Directors as mentioned above, do not include Alternate Directorships and Directorships of Foreign Companies, Section 25 Companies and Private Limited Companies.

** In accordance with Clause 49 of the Listing Agreement, Memberships / Chairmanships of only the Audit Committees and Shareholders'/Investors' Grievance Committees of all Public Limited Companies have been considered.

***Prof. Dipak C. Jain was appointed as an Additional Director with effect from August 4, 2005.

5. Number of Board Meetings held and the dates on which held

Eleven Board meetings were held during the year, as against the minimum requirement of four meetings. The Company has held at least one Board meeting in every three months and the maximum time gap between any such two meetings was not more than three months. The details of the Board meetings are as under:

Sl. No	Date	Board Strength	No. of Directors Present
1	April 27, 2005	11	11
2	June 18, 2005	11	8
3	June 28, 2005	11	11
4	July 27, 2005	11	9
5	August 2, 2005	11	10
6	August 5, 2005	12	11
7	September 3, 2005	12	10
8	October 27, 2005	12	12
9	November 28, 2005	12	12
10	January 10, 2006	12	12
11	January 23, 2006	12	12

6. Board Committees

A. Standing Committees

Details of the Standing Committees of the Board and other related information are provided hereunder :

(i) Audit Committee

The Board has constituted Audit Committee, comprising three Independent Non-Executive Directors, namely Shri Y.P. Trivedi, Chairman, Shri S. Venkitaramanan, Vice Chairman, and Shri M.P. Modi. All the members of the Audit Committee possess financial / accounting expertise. The composition of the Audit Committee meets the requirements of Section 292A of the Companies Act, 1956 and Clause 49 of the Listing Agreements.

Shri Vinod M. Ambani is the Secretary to the Audit Committee.

The primary objective of the Audit Committee is to monitor and effectively supervise the Company's financial reporting process with a view to provide accurate, timely and proper disclosures and the integrity and quality of the financial reporting.

During the year, the Audit Committee met five times. Executives of Finance Department, Secretarial Department, Head of Internal Audit and Representatives of the Statutory Auditors were invited to attend the Audit Committee Meetings. The Cost Auditors appointed by the Company under Section 233B of the Companies Act, 1956 were also invited to attend the Audit Committee Meetings.

The terms of reference/powers of the Audit Committee has been specified by the Board of Directors as under :

A. The Audit Committee shall have the following powers:-

1. To investigate any activity within its terms of reference.
2. To seek information from any employee.
3. To obtain outside legal or other professional advice.
4. To secure attendance of outsiders with relevant expertise, if it considers necessary.

B. The role of the Audit Committee shall include the following:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of Statutory Auditors and fixation of audit fees.
3. Approval of payment to Statutory Auditors for any other services rendered by the Statutory Auditors.
4. Reviewing with the management, the annual financial statements before submission to the Board for approval, with particular reference to:-

- Matters required to be included in the Directors' Responsibility Statement to be included in the Directors' Report in terms of sub-section (2AA) of Section 217 of the Companies Act, 1956.
- Changes, if any, in accounting policies and practices and reasons for the same.
- Major accounting entries involving estimates based on the exercise of judgement by management.
- Significant adjustments made in the financial statements arising out of audit findings.
- Compliance with listing and other legal requirements relating to financial statements.
- Disclosure of related party transactions.
- Qualifications in draft audit report.

5. Reviewing with the management, the quarterly financial statements before submission to the Board for approval.
6. Reviewing with the management, the performance of Statutory and Internal Auditors, adequacy of internal control systems.
7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit.

8. Discussion with Internal Auditors any significant findings and follow up thereon.

9. Reviewing the findings of any internal investigations by the Internal Auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

10. Discussion with Statutory Auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

11. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non payment of declared dividends) and creditors.

12. To review the functioning of the Whistle Blower Mechanism.

13. Carrying out such other function as may be specifically referred to the Committee by the Board of Directors and/or other Committees of Directors of the Company.

14. To review the following information:

- The management discussion and analysis of financial condition and results of operations;
- Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
- Management letters / letters of internal control weaknesses issued by the Statutory Auditors;
- Internal audit reports relating to internal control weaknesses; and
- The appointment, removal and terms of remuneration of Internal Auditors.

15. Reviewing the financial statements and in particular the investments made by the unlisted subsidiaries of the Company.

Attendance of each Member at the Audit Committee meetings held during the year

Name of Member of Audit Committee	No. of meetings attended
Y.P. Trivedi, Chairman	5
S. Venkitaramanan, Vice Chairman	5
M.P. Modi	5

Five Committee meetings were held during the year, as against the minimum requirement of four meetings. The details of the meetings are as under :

Sl. No	Date	Committee Strength	No. of Members present
1	April 27, 2005	3	3
2	July 27, 2005	3	3
3	October 27, 2005	3	3
4	November 29, 2005	3	3
5	January 10, 2006	3	3

(ii) Remuneration Committee

The Board has constituted Remuneration Committee, comprising four Independent Non-Executive Directors namely, Shri M.L. Bhakta, Chairman, Shri Y.P. Trivedi, Shri S. Venkitaramanan and Dr. D.V. Kapur.

The Remuneration Committee has been constituted to recommend/ review remuneration of the Managing Directors and Wholetime Directors, based on their performance and defined assessment criteria.

The remuneration policy of the Company is directed towards rewarding performance, based on review of achievements on a periodic basis. The remuneration policy is in consonance with the existing Industry practice.

During the year, the Remuneration Committee has met once on April 27, 2005, where all the members of the Committee were present.

Details of remuneration and other terms of appointment of Directors :

The aggregate value of salary and perquisites including commission paid for the year ended March 31, 2006 to the Managing Directors and Wholetime Directors is as follows: Shri M.D. Ambani, Chairman and Managing Director Rs. 24.51 crore (Salary Rs. 0.60 crore, Perquisites Rs. 0.48 crore and Commission Rs. 23.43 crore); Shri A.D. Ambani, (Vice Chairman and Managing Director upto June 18, 2005) Rs. 5.31 crore (Salary Rs. 0.13 crore, Perquisites Rs. 0.10 crore and Commission Rs. 5.08 crore); Shri N.R. Meswani, Executive Director, Rs. 6.25 crore (Salary Rs. 0.15 crore, Perquisites Rs.0.24 crore and Commission Rs. 5.86 crore); Shri H. R. Meswani Rs. 6.25 crore (Salary Rs. 0.15 crore, Perquisites Rs. 0.24 crore and Commission Rs. 5.86 crore); Shri H. S. Kohli Rs. 0.91 crore (Salary Rs. 0.38 crore and Perquisites Rs. 0.54 crore). Commission payable is variable and is based on the net profits of the Company.

Besides this, all the Wholetime Directors are also entitled to Company's contribution to Provident Fund, Superannuation or Annuity Fund, to the extent not taxable and Gratuity and encashment of leave at the end of tenure, as per the rules of the Company and to the extent not taxable. The agreements with the above Directors are for a period of 5 years from their respective dates of appointments and can be terminated by either party by giving three months' notice in writing.

The Non-Executive Directors are paid sitting fee at the rate of Rs.20,000/- for attending each meeting of the Board and/or Committee thereof. The Non-Executive Directors are also paid collectively commission amounting to

Rs.1,00,00,000 on an annual basis, in such proportion as may be decided by the Board, provided that the total commission payable to such Directors shall not exceed 1% of the net profits of the Company.

Sitting fee and commission to the Non-Executive Directors, for 2005-06 are as detailed below:

Name of the Non-Executive Director	Sitting fee Rs.	Commission Payable Rs.	Total Rs.
R.H. Ambani	1,80,000	13,18,165	14,98,165
M.L. Bhakta	3,40,000	13,18,165	16,58,165
Y.P. Trivedi	8,20,000	13,18,165	21,38,165
S. Venkitaramanan	3,20,000	13,18,165	16,38,165
Dr. D.V. Kapur	6,80,000	13,18,165	19,98,165
M.P. Modi	6,20,000	13,18,165	19,38,165
Prof. Ashok Misra*	1,40,000	12,24,270	13,64,270
Prof. Dipak C. Jain*	1,80,000	8,66,740	10,46,740

* Appointed in 2005-2006.

There were no other pecuniary relationships or transactions of the Non-Executive Directors vis-à-vis the Company. The Company has not granted any stock option to any of its Directors.

(iii) Shareholders'/ Investors' Grievance Committee

The Board has constituted Shareholders' / Investors' Grievance Committee (the Committee), comprising Shri M.L. Bhakta, (Chairman), Shri Y.P. Trivedi, Shri M.D. Ambani, Shri N.R. Meswani and Shri H.R. Meswani.

The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with transfer of securities of the Company. The Committee also looks into redressal of shareholders'/ investors' complaints related to transfer of shares, non-receipt of balance sheet, non-receipt of declared dividends, etc. The Committee oversees performance of the Registrars and Transfer Agents of the Company, and recommends measures for overall improvement in the quality of investor services. The Committee also monitors implementation and compliance of the Company's Code of Conduct for Prohibition of Insider Trading in pursuance of SEBI (Prohibition of Insider Trading) Regulations, 1992. The Board has delegated the power of approving transfer of securities to the Managing Director and/or the Company Secretary.

During the year, the Committee met four times, details of which are as under.

Sl. No	Date	Committee Strength	No. of Members present
1	May 27, 2005	4	3
2.	July 22, 2005	3	3
3	October 25, 2005	5	4
4	February 16, 2006	5	4

Compliance Officer

Shri Vinod M. Ambani is the Compliance Officer for complying with the requirements of SEBI (Prohibition of Insider Trading) Regulations, 1992 and the Listing Agreements with the Stock Exchanges in India.

Investor Grievance Redressal

The total number of complaints received and resolved to the satisfaction of investors during the year under review and their break-up are provided as under -

Type of Complaints	Number of Complaints
Non-Receipt of Annual Reports	208
Non-Receipt of Dividend Warrants	5440
Non-Receipt of Interest / Redemption Warrants	2183
Non-Receipt of Certificates	1639
Total	**9470**

There were no outstanding complaints as on March 31, 2006. 129 requests for transfers and 1752 requests for dematerialisation were pending for approval as on March 31, 2006, which were approved and dealt with by April 3, 2006.

Reducing Number of Complaints


45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
No of Complaints
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
Financial Year

(iv) Finance Committee

The Board has constituted Finance Committee comprising Shri Mukesh D. Ambani, Chairman, Shri Nikhil R. Meswani and Shri Hital R. Meswani.

The Finance Committee makes recommendations to the Board relating to capital structure and issuance of securities, reviews banking arrangements and cash management, reviews and approves certain short-term and long-term loans, investment transactions, etc. Finance Committee meets as and when the need to consider any matter assigned to it arises.

(v) Health, Safety and Environment Committee

The Board has constituted Health, Safety and Environment Committee comprising Shri Hital R. Meswani, Chairman, Shri H.S. Kohli and Dr. D.V. Kapur.

The Health, Safety and Environment Committee has been constituted, inter alia, to monitor and ensure maintaining highest standards of environmental, health and safety norms and compliance with applicable pollution and environmental laws at all works / factories / locations of the Company and to recommend measures, if any, for improvement in this regard.

The Committee met thrice during the year the details of which are as under -

Sl. No	Date	Committee Strength	No. of Members present
1	July 19, 2005	3	3
2	October 15, 2005	3	3
3	January 23, 2006	3	3

The Committee reviewed, inter alia, the Health Safety and Environment Policy of the Company, performance on health, safety and environment matters and the procedures and controls being followed at the various Plants of the Company and compliance with the relevant statutory provisions.

(vi) Corporate Governance and Stakeholders' Interface Committee

The Board has constituted Corporate Governance and Stakeholders' Interface Committee comprising Shri Y. P. Trivedi, Chairman, Dr. D. V. Kapur and Shri M. P. Modi.

The terms of reference of the Corporate Governance and Stakeholders' Interface Committee, inter alia, include the following :

- Observance of practices of Corporate Governance at all levels and to suggest remedial measures wherever necessary.
- Provision of correct inputs to the media so as to preserve and protect the Company's image and standing.
- Dissemination of factually correct information to the investors, institutions and public at large.
- Interaction with the existing and prospective FIIs and rating agencies, etc.
- Recommendation for nomination of Directors on the Board.

During the year, the Corporate Governance and Stakeholders' Interface Committee has met fourteen times the details of which are as under :

Sl. No	Date	Committee Strength	No. of Members present
1	April 26, 2005	3	3
2	April 28, 2005	3	3
3	May 14, 2005	3	3
4	June 23, 2005	3	3
5	July 19, 2005	3	3
6	July 27, 2005	3	2
7	August 2, 2005	3	3
8	August 4, 2005	3	3
9	September 2, 2005	3	3
10	December 22, 2005	3	3
11	January 9, 2006	3	3
12	January 23, 2006	3	3
13	February 13, 2006	3	3
14	March 2, 2006	3	3

The Committee has conducted a detailed review of the requirements under Clause 49 of the Listing Agreements as laid down by SEBI.

The Company is in compliance with all the requirements of Clause 49. In addition the Company has engaged reputed consultants to advise for developing processes in line with best international Corporate Governance practices.

During the year, the Company conducted a two day Training Programme on Corporate Governance for the Directors of the Company. Currently, the Company is developing a suitable process for assessing the effectiveness of the Board and the Committees.

B. Functional Committees

The Board may, from time to time, constitute one or more Functional Committees delegating thereto powers and duties with respect to specific purposes. Meetings of such Committees are held as and when the need arises. Time schedule for holding the meetings of such functional committee(s) are finalised in consultation with the Committee Members.

The Board has constituted the Retail Business Committee, comprising Shri Y.P. Trivedi, Chairman, Dr. D.V. Kapur and Prof. Dipak C. Jain, to study the Retail Business Opportunity and to apprise the Board of Directors. During the year, five meetings of the Committee were held on November 28, 2005, December 12, 2005, January 9, 2006, January 10, 2006 and January 23, 2006 where all the members were present.

Procedure at Committee Meetings

The Company's guidelines relating to Board meetings are applicable to Committee meetings as far as may be practicable. Each Committee has the authority to engage outside experts, advisers and counsel to the extent it considers appropriate to assist it in its work. Minutes of the proceedings of the Committee meetings are placed before the Board meetings for perusal and noting.

7. **Code of Business Conduct and Ethics for Directors and Senior Management**

The Board at its meeting held on June 28, 2005, has adopted the Code of Business Conduct and Ethics for Directors and Senior Management ('the Code') as recommended by the Corporate Governance and Stakeholders' Interface Committee. This Code is a comprehensive Code applicable to all Directors, Executive as well as Non-Executive as well as members of Senior Management. The Code while laying down, in detail, the standards of business conduct, ethics and governance, centres around the following theme –

"The Company's Board of Directors and Senior Management are responsible for and are committed to setting the standards of conduct contained in this Code and for updating these standards, as appropriate, to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders as also to reflect corporate, legal and regulatory developments. This Code should be adhered to in letter and in spirit."

A copy of the Code has been put on the Company's website www.ril.com.

The Code has been circulated to all the members of the Board and Senior Management and the compliance of the same has been affirmed by them. A declaration signed by the Chairman & Managing Director is given below:

I hereby confirm that:

The Company has obtained from all the members of the Board and Senior Management, affirmation that they have complied with the Code of Business Conduct and Ethics for Directors and Senior Management in respect of the financial year 2005-06.

Mukesh D. Ambani
Chairman & Managing Director

8. **Whistle Blower Mechanism**

The Company promotes ethical behaviour in all its business activities and has put in place mechanism of reporting illegal or unethical behaviour. Employees are free to report violations of laws, rules, regulations or unethical conduct to their immediate supervisor / notified person. The reports received from any employee will be reviewed by the Ethics Office and the Corporate Governance and Stakeholders' Interface Committee. The Directors and Senior Management are obligated to maintain confidentiality of such reportings and ensure that the whistle blowers are not subjected to any discriminatory practices.

9. **Corporate Governance Manual**

On the recommendations of the Corporate Governance and Stakeholders' Interface Committee, the Board of the Company, during the year, approved and adopted a comprehensive Corporate Governance Manual setting out the procedures for effective functioning of the Board and its Committees. It also incorporates the Code of Business Conduct and Ethics for Directors and Senior Management, Code of Ethics for Employees, Policy on Prohibition of Insider Trading and key accounting policies. These policies will be constantly monitored and reviewed by the Corporate Governance and Stakeholders' Interface Committee.

10. **Subsidiary Monitoring Framework**

All the subsidiary companies of the Company are Board managed with their Boards having the rights and obligations to manage such companies in the best interest of their stakeholders. As a majority shareholder, the Company nominates its representatives on the Boards of subsidiary companies and monitors the performance of such companies, inter alia, by the following means –

a) Financial statements, in particular the investments made by the unlisted subsidiary companies, are reviewed quarterly by the Audit Committee of the Company.

b) All minutes of the meetings of subsidiary companies are placed before the Company's Board regularly.

c) A statement containing all significant transactions and arrangements entered into by the unlisted subsidiary companies is placed before the Company's Board.

Shri Y.P. Trivedi and Shri M.P. Modi, Independent Directors of the Company have been appointed as Directors on the Board of Reliance Petroleum Limited, a subsidiary of the Company.

Brief of the Company's subsidiary companies as on March 31, 2006 are as under:

Sl. No.	Name of the Subsidiary	Date of Incorporation	Country in which incorporated
1	Reliance Industrial Investments and Holdings Limited	October 1, 1986	India
2	Reliance Ventures Limited	July 27, 1999	India
3	Reliance Strategic Investments Limited	July 22, 1999	India
4	Reliance Industries (Middle East) DMCC	May 11, 2005	U.A.E.
5	Reliance Infrastructure Limited	July 29, 1999	India
6	Reliance Petroleum Limited	October 24, 2005	India
7	Reliance Retail Limited	March 17, 1998	India
8	Reliance Netherlands BV	July 23, 2003	Netherlands

11.General Body Meetings

Location, date and time of the Annual General Meetings held during the preceding 3 years are as follows:

Year	Location	Date	Time
2002-03	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai-400 020	June 16, 2003	11.00 a.m.
2003-04	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai-400 020	June 24, 2004	11.00 a.m.
2004-05	Birla Matushri Sabhagar, 19 Marine Lines, Mumbai-400 020	August 3, 2005	11.00 a.m.

Two Special Resolutions were passed by the Company at the last Annual General Meeting approving the re-appointment of Shri H.S. Kohli as the Executive Director of the Company and payment of commission to the Directors of the Company other than the Managing Director and Wholetime Directors. During the earlier two years no Special Resolutions were passed. During the year ended March 31, 2006, there were no resolutions passed by the Company's Members through postal ballot. At the ensuing Annual General Meeting also, there is no resolution proposed to be passed through postal ballot.

12.a. Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its Promoters, the Directors or the management, their relatives, or subsidiaries, etc. that may have potential conflict with the interests of the Company at large

None of the transactions with any of the related parties were in conflict with the interest of the Company. Attention of Members is drawn to the disclosures of transactions with the related parties set out in Notes on Accounts – Schedule ' O', forming part of the Annual Report.

The Company's major related party transactions are generally with its Subsidiaries and Associates. The related party transactions are entered into based on considerations of various business exigencies such as synergy in operations, sectoral specialization and the Company's long term strategy for sectoral investments, optimization of market share profitability, legal requirements, liquidity and capital resources of Subsidiaries and Associates.

All related party transactions are negotiated on arms length basis and are only intended to further the interests of the Company.

b. Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchanges or SEBI, or any other statutory authority, on any matter related to capital markets, during the last three year.

There has been no instance of non-compliance by the Company on any matter related to capital markets during the last three years and hence no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority.

13.Means of communication

- **Half Yearly Reports :** Half Yearly Reports covering financial results are sent to members at their registered addresses.
- **Quarterly Results :** Quarterly Results are published in 'Financial Express' and 'Tarun Bharat'
- **News Release, Presentation etc. :** Official news releases, detailed presentations made to media, analysts, institutional investors, etc. are displayed on the Company's website www.ril.com.
- **Website :** The Company's website www.ril.com contains a separate dedicated section 'Investor Relations' where shareholders information is available. Full Annual Report is also available on the website in a user-friendly and downloadable form.

- **Annual Report :** Annual Report containing, inter alia, Audited Annual Accounts, Consolidated Financial Statements, Directors' Report, Auditors' Report, International Accountants' Report and other important information is circulated to members and others entitled thereto. The Management Discussion and Analysis (MD&A) Report forms part of the Annual Report.

- **SEBI EDIFAR and NSEEII :** Annual Report, Quarterly Results, Shareholding Pattern etc. of the Company are also posted on the SEBI EDIFAR website www.sebiedifar.nic.in and NSE Electronic Issuer Interface www.nseeii.com.

14. General Shareholder Information

14.1. Annual General Meeting: Date, Time and Venue
Tuesday, June 27, 2006
at 11.00 a.m.
Birla Matushri Sabhagar,
19, Marine Lines,
Mumbai 400 020

14.2. Financial Calendar (tentative)

Financial Year :
April 1 to March 31

Results for the quarter ending June 30, 2006
Third week of July, 2006

Results for quarter ending September 30, 2006
Third week of October, 2006

Results for quarter ending December 31, 2006
Third week of January, 2007

Results for year ending March 31, 2007
Last week of April, 2007

Annual General Meeting
June, 2007

14.3. Book Closure Period
Saturday, June 3, 2006 to
Saturday, June 10, 2006
(both days inclusive), for payment of dividend

14.4. Dividend Payment Date(s)
On or after June 27, 2006.

14.5. (a) Listing of Equity Shares on Stock Exchanges and Payment of Listing Fee

Bombay Stock Exchange Limited, (BSE), Phrioze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001

National Stock Exchange of India Limited (NSE),
"Exchange Plaza",
Bandra-Kurla Complex,
Bandra (E),
Mumbai 400 051

Annual listing fee for the year 2006-07 (as applicable) has been paid by the Company to BSE and NSE.

(b) **Listing & Trading of Global Depository Receipts (GDRs) at** Luxembourg Stock Exchange and traded on PORTAL System (NASDAQ, USA) and SEAQ System (London Stock Exchange).

Annual maintenance and listing agency fee for the year 2006 has been paid by the Company to the Luxembourg Stock Exchange.

(c) **Listing of Debt Securities at** The Wholesale Debt Market (WDM) Segment of NSE.

Annual listing fee for the year 2006-07 has been paid by the Company.

(d) **Debenture Trustees**
UTI Bank Limited
Maker Tower F, 13th Floor,
Cuffe Parade, Colaba,
Mumbai 400 005

14.6 (a) Stock Code
Scrip Code -
Bombay Stock Exchange
'500325'

Trading Symbol -
National Stock Exchange
'RELIANCE EQ'

(b) Demat ISIN Numbers in NSDL & CDSL for Equity Shares
ISIN No. INE002A01018

14.7. Stock Market Data

	Bombay Stock Exchange (BSE) (In Rs. per share)		National Stock Exchange (NSE) (In Rs. per share)	
	Month's High Price	Month's Low Price	Month's High Price	Month's Low Price
April, 2005	577.00	512.10	576.90	512.00
May, 2005	557.20	515.45	555.75	515.60
June, 2005	675.00	528.65	675.00	528.00
July, 2005	711.35	609.05	711.90	609.30
August, 2005	760.00	683.20	799.00	683.05
September, 2005	813.50	715.00	840.00	719.00
October, 2005	810.00	737.00	809.90	735.00
November, 2005	900.00	757.20	865.85	735.00
December, 2005	901.00	827.50	900.85	827.00
January, 2006	937.50	685.30*	937.00	580.10*
February, 2006	724.95*	675.10*	724.35*	683.50*
March, 2006	808.50*	703.20*	808.00*	702.10*

*Post demerger

Source: BSE & NSE websites.


RIL share price on BSE
High
Low
1000.00
850.00
700.00
550.00
400.00
Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06

* Post demerger


RIL share price on NSE
High
Low
1000.00
850.00
700.00
550.00
400.00
Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06

* Post demerger

14.8. Share price performance in comparison to broad based indices – BSE Sensex and NSE Nifty

RIL share price performance relative to BSE Sensex based on share price on March 31, 2006

Period	Percentage Change in		
	RIL share price	Sensex	RIL relative to Sensex
Financial Year 2005-2006	89.20	73.73	8.91
2 years	91.98	101.77	-4.85
3 years	273.67	269.99	0.99
5 years	164.25	212.95	-15.66


RIL Share Price on BSE
Sensex
RIL Share Price on BSE
900
800
700
600
500
14000
12000
10000
8000
6000
Sensex
April-05 May-05 June-05 July-05 August-05 September-05 October-05 November-05 December-05 January-06 February-06 March-06
Month ended

RIL share price performance relative to Nifty based on share price on March 31, 2006

Period	Percentage Change in		
	RIL share price	Nifty	RIL relative to Nifty
Financial Year 2005-2006	88.96	67.15	13.05
2 years	91.77	92.03	-0.14
3 years	271.02	247.84	6.66
5 years	164.87	196.34	-10.62

14.9. Registrars and Transfer Agents:

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034
E-Mail: rilinvestor@karvy.com
Telephone Nos. : +91-40-23320666 / 23320711/ 23323037

List of Investor Service Centres of Karvy Computershare Private Limited forms part of the Annual Report.

14.10. Share Transfer System

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 7 days from the date of receipt, subject to the documents being valid and complete in all respects. The Board has delegated the authority for approving transfer, transmission etc. of the Company's securities to the Managing Director and/or Company Secretary. A summary of transfer / transmission of securities of the Company so approved by the Managing Director / Company Secretary, is placed at every Board Meeting. The Company obtains from a Company Secretary in Practice half-yearly certificate of compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

14.11. Distribution of Shareholding as on March 31, 2006:


Others
17.90%
Banks/MFs/FIs
7.50%
Promoter &
Promoter Group
47.90%
Foreign Investors
26.70%

Share Ownership Pattern

Sl. No.	Category	No. of Shares Held	% to total Shareholding
1	Promoter & Promoter Group *	667479044	47.90
2	Mutual Funds & Unit Trust of India	24512932	1.76
3	Banks, Financial Institutions and Insurance Companies	80023873	5.74
4	Foreign Institutional Investors	297552868	21.35
5	Private Corporate Bodies	59966845	4.30
6	Indian Public	189420166	13.60
7	Non Resident Indians / Overseas Corporate Bodies	13009774	0.93
8	Depository under GDR facility	61542539	4.42
	Grand Total	1393508041	100.00

* The Company (RIL) was founded by late Shri Dhirubhai Ambani. Shri Mukesh D. Ambani is now the Promoter of the Company.

Top 10 Shareholders

Sl. No.	Name of the Shareholder(s)	No of Shares	% to total Shareholding
1	Petroleum Trust (Through Trustees For Sole Beneficiary - M/S Reliance Industrial Investments & Holdings Limited)	104660154	7.51
2	Life Insurance Corpn. of India	63169498	4.53
3	The Bank of New York As Depository (For GDRs)	61542539	4.42
4	Ekalavya Mercantile Private Limited	61337013	4.40
5	Bahar Trading Private Limited	43328996	3.11
6	Bhumika Trading Private Limited	43111811	3.09
7	Ekansha Enterprise Private Limited	43109798	3.09
8	Anumati Mercantile Private Limited	43109368	3.09
9	Reliance Enterprises Limited	37709123	2.71
10	Madhuban Merchandise Private Limited	34233723	2.46

Shareholding Pattern by Size

Category of Shares	Electronic			Physical			Total		
	Holders	Shares	% to total Shares	Holders	Shares	% to total Shares	Holders	Shares	% to total Shares
1 - 500	7 33 854	6 40 13 322	4.86	12 19 808	5 78 57 526	76.97	19 53 662	12 18 70 848	8.75
501 - 1000	24 713	1 75 29 896	1.33	7 334	50 33 364	6.70	32 047	2 25 63 260	1.62
1001 - 2000	9 516	1 32 89 056	1.01	2 073	28 25 010	3.76	11 589	1 61 14 066	1.16
2001 - 3000	2 500	61 80 684	0.47	443	10 90 448	1.45	2 943	72 71 132	0.52
3001 - 4000	986	34 65 091	0.26	163	5 71 865	0.76	1 149	40 36 956	0.29
4001 - 5000	661	30 26 475	0.23	99	4 50 641	0.60	760	34 77 116	0.25
5001 - 10000	972	68 24 814	0.52	113	8 01 286	1.07	1 085	76 26 100	0.55
10001 - 20000	442	62 69 682	0.47	50	6 96 636	0.92	492	69 66 318	0.49
Above 20000	1 028	1 19 77 43 626	90.85	51	58 38 619	7.77	1 079	1 20 35 82 245	86.37
TOTAL	7 74 672	1 31 83 42 646	100.00	12 30 134	7 51 65 395	100.00	20 04 806	1 39 35 08 041	100.00

Geographical Distribution of Shareholders

Sr. No	Name of the City	Physical				Electronic				Total			
		Holders	% age	Shares	% age	Holders	% age	Shares	% age	Holders	% age	Shares	% age
1	MUMBAI	213578	10.65	21878204	1.57	184302	9.19	1212542626	87.01	397880	19.84	1234420830	88.58
2	DELHI	108931	5.43	6527535	0.47	65621	3.27	24447526	1.75	174552	8.70	30975061	2.22
3	AHMEDABAD	74890	3.74	3543615	0.25	47523	2.37	13344403	0.96	122413	6.11	16888018	1.21
4	KOLKATA	51055	2.55	3280158	0.24	36407	1.82	8562496	0.61	87462	4.37	11842654	0.85
5	BANGLORE	34767	1.73	2017802	0.14	29460	1.47	4955186	0.36	64227	3.20	6972988	0.50
6	CHENNAI	33393	1.67	1773439	0.13	26283	1.31	6275665	0.45	59676	2.98	8049104	0.58
7	PUNE	25156	1.25	1557511	0.11	24252	1.21	4595882	0.33	49408	2.46	6153393	0.44
8	HYDERABAD	27844	1.39	1345073	0.10	19172	0.96	2430182	0.18	47016	2.35	3775255	0.28
9	VADODRA	24824	1.24	1273457	0.09	18504	0.92	2452880	0.18	43328	2.16	3726337	0.27
10	Others	635696	31.71	31968601	2.29	323148	16.12	38735800	2.78	958844	47.83	70704401	5.07
	Total	1230134	61.36	75165395	5.39	774672	38.64	1318342646	94.61	2004806	100.00	1393508041	100.00

14.12 **Build up of Equity Share Capital**

Sl. No.	Particulars	Allotment Date	No. of Shares
1	Subscribers to Memorandum - Mynylon Limited	October 19, 1975	1 100
2	Shareholders of Reliance Textile Industries Limited (Merged with Mynylon Limited)	May 9, 1977	59 50 000
3	Conversion of Loan	September 28, 1979	9 40 000
4	Rights Issue - I	December 31, 1979	6 47 832
5	Bonus Issue - I	September 19, 1980	45 23 359
6	Debenture - Series - I Conversion	December 31, 1980	8 40 575
7	Consolidation of Fractional Coupon Shares	May 15, 1981	24 673
8	Conversion of Loan	June 23, 1981	2 43 200
9	Conversion of Loan	September 22, 1981	1 40 800
10	Rights Issue - II	October 6, 1981	23 80 518
11	Debenture - Series - II Conversion	December 31, 1981	8 42 529
12	Debenture - Series - I Conversion - Phase II	December 31, 1981	27 168
13	Shareholders of Sidhpur Mills Co Limited (Merged with the Company)	April 12, 1982	81 059
14	Rights Issue - II NRIs	June 15, 1982	774
15	Debenture - Series - III Conversion	August 31, 1982	19 20 000
16	Rights Issue - II	September 9, 1982	41
17	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - II	December 29, 1982	1 942
18	Bonus Issue- II	September 30, 1983	1 11 39 564
19	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - III	September 30, 1983	371
20	Debenture - Series - IV Conversion	September 30, 1983	64 00 000
21	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - IV	April 5, 1984	617
22	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - V	June 20, 1984	50
23	Debenture - Series - I Conversion	October 1, 1984	97 66 783
24	Debenture - Series - II Conversion	December 31, 1984	2 16 571
25	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - VI	January 31, 1985	91
26	Consolidation of Fractional Coupon Shares	April 30, 1985	45 005
27	Debenture - Series - E Conversion	April 30, 1985	53 33 333
28	Debenture - Series - III Conversion	July 5, 1985	52 835
29	Debenture - Series - IV Conversion	December 17, 1985	42 871
30	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - VII	December 31, 1985	106
31	Consolidation of Fractional Coupon Shares	December 31, 1985	610
32	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - VIII	November 15, 1986	40 284
33	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - IX	April 1, 1987	169
34	Debenture - Series - G Conversion	August 1, 1987	6 60 30 100
35	Right Issue - III	February 4, 1988	3 15 71 695

Sl. No.	Particulars	Allotment Date	No. of Shares
36	Debenture - Series - G Conversion	February 4, 1988	29 35 380
37	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - X	June 2, 1988	25
38	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - XI	October 31, 1988	10
39	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - XII	November 29, 1990	322
40	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - XIII	May 22, 1991	46
41	Shareholders of Sidhpur Mills Co Limited (Merged with the Company) - XIV	October 10, 1991	25
42	Euro Issue- GDR-I	June 3, 1992	1 84 00 000
43	Shareholders of Sidhpur Mills Co Limited (Merged with the Company)		4 060
44	Shareholders of Reliance Petrochemicals Limited (RPL) (Merged with the Company)	December 4, 1992	7 49 42 763
45	Loan Conversion	July 7, 1993	3 16 667
46	Debenture - Series - H Conversion	August 26, 1993	3 64 60 000
47	Warrant Conversion (Debenture - Series F)	August 26, 1993	1 03 16 092
48	Euro Issue GDR - II	February 23, 1994	2 55 32 000
49	Loan Conversion	March 1, 1994	18 38 950
50	Warrant Conversion (Debenture - Series J)	August 3, 1994	87 40 000
51	Private Placement of Shares	October 21, 1994	2 45 45 450
52	Conversion of RPL Debentures	December 22, 1994	75 472
53	Shareholders of Reliance Polypropylene Limited and Reliance Polyethylene Limited (Merged with the Company)	March 16, 1995	9 95 75 915
54	Warrants Conversion	March 10, 1995	74 80 000
55	Conversion of 3.5% ECB Due 1999 - I	May 24, 1997	544
56	Conversion of 3.5% ECB Due 1999 - II	July 11, 1997	13 31 042
57	Conversion of 3.5% ECB Due 1999 - III	July 22, 1997	6 05 068
58	Conversion of 3.5% ECB Due 1999 - IV	September 13, 1997	18 64 766
59	Conversion of 3.5% ECB Due 1999 - V	October 22, 1997	18 15 755
60	Conversion of 3.5% ECB Due 1999 - VI	November 4, 1997	1 03 475
61	Bonus Issue - III	December 20, 1997	46 60 90 452
62	Conversion of 3.5% ECB Due 1999 - VII	December 4, 1997	15 68 499
63	Conversion of 3.5% ECB Due 1999 - VIII	September 27, 1999	7 624
64	Conversion of Warrants	January 12, 2000	12 00 00 000
65	Shareholders of Reliance Petroleum Limited (Merged with the Company)	October 23, 2002	34 26 20 509
	Total		139 63 77 536
	Less : Shares Bought Back and extinguished		28 69 495
	Total Equity as on March 31, 2006		**139 35 08 041**

14.13 Corporate Benefits

Dividend Declared for the last 10 Years

Financial Year	Dividend Declaration Date	Dividend Rate (%)
2004-05	03/08/2005	75.00
2003-04	24/06/2004	52.50
2002-03	16/06/2003	50.00
2001-02	31/10/2002	47.50
2000-01	15/06/2001	42.50
1999-00	13/06/2000	40.00
1998-99	24/06/1999	37.50
1997-98	26/06/1998	35.00*
1996-97	26/06/1997	65.00
1995-96	18/07/1996	60.00

* Dividend after Bonus Issue in the ratio of 1:1


Dividend Paid during last 10 Years
Percentage
80
70
60
50
40
30
20
10
0
1995-96
1996-97
1997-98*
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
Financial Year

* Dividend after Bonus Issue in the ratio of 1:1

Bonus Issues of Fully Paid-up Equity Shares

Financial Year	Ratio
1980-81	3:5
1983-84	6:10
1997-98	1:1

14.14. Dematerialisation of Shares


CDSL
6.48%
Physical
5.39%
NSDL
88.13%

94.61% of the Company's Paid up Equity Share Capital has been dematerialised upto March 31, 2006 (93.66% upto March 31, 2005). Trading in Equity Shares of the Company is permitted only in dematerialised form as per notification issued by SEBI.

Liquidity:

The Company's Equity Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges. RIL shares consistently rank among the top few frequently traded shares, both in terms of the number of shares traded, as well as value. The highest trading activity is witnessed on the BSE and NSE. Relevant data for the average daily turnover for the financial year 2005-2006 is given below:

	BSE	NSE	BSE + NSE
No. of shares (in million)	3.53	7.60	11.13
Value (Rs. million)	2129.55	4441.34	6570.89

[Source : This information is compiled from the data available from the websites of BSE and NSE]

14.15 Outstanding GDRs/Warrants and Convertible Bonds, Conversion

Outstanding GDRs as on March 31, 2006 represent 6,15,42,539 shares constituting 4.42% of the Paid up Equity Share Capital of the Company. There are no other outstanding instruments, which are convertible into Equity Shares of the Company.

14.16 Locations of Manufacturing Facilities

Hazira Complex
Village Mora, Bhatha P.O.
Surat-Hazira Road
Surat – 394 510,
Gujarat State, India.

Jamnagar Complex
Village Motikhavdi,
P.O. Digvijay Gram,
Dist. Jamnagar – 361 140
Gujarat State, India.

Kurkumbh Complex
D-1, M.I.D.C. Kurkumbh
Taluka Daund
Dist. Pune – 413 801
Maharashtra, India

Patalganga Complex
B-4, Industrial Area, Patalganga
Off Bombay-Pune Road
Near Panvel,
Dist. Raigad – 410 207
Maharashtra State, India.

Naroda Complex
103/106,
Naroda Industrial Estate
Naroda, Ahmedabad – 382 320
Gujarat State, India.

14.17 Address for Correspondence:

(i) Investor Correspondence -

For transfer / dematerilisation of shares, payment of dividend on shares, interest and redemption of debentures and any other query relating to the shares and debentures of the Company.

For Shares held in Physical form
Karvy Computershare Private Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad – 500 034
E-Mail: rilinvestor@karvy.com

For Shares/Debentures held in Demat form
To the investors' Depository Participant(s) and/or Karvy Computershare Private Limited

(ii) Any query on Annual Report

Shri S. Sudhakar
Asst. Vice President - Corporate Secretarial
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai 400 021
Email:investor_relations@ril.com

14.18 Transfer of unpaid/unclaimed amounts to Investor Education and Protection Fund:

During the year under review, the Company has credited Rs. 3.49 crore to the Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 read with the Investor Education and Protection Fund (Awareness and Protection of Investors) Rules, 2001. Details of the aforesaid transfer are as under :

Type of Transfer	Amount Transferred (Rs. in crore)
Dividend	3.08
Interest on Debentures	0.41
Total Amount Transferred	3.49

15.Compliance Certificate of the Auditors

Certificate from the Auditors of the Company, M/s. Chaturvedi & Shah, Deloitte, Haskins & Sells and Rajendra & Co., confirming compliance with the conditions of Corporate Governance as stipulated under Clause 49 of Listing Agreement, is annexed to the Directors' Report forming part of the Annual Report.

This Certificate has also been forwarded to the Stock Exchanges in India where the securities of the Company are listed.

16. Adoption of Non-Mandatory Requirements of Clause 49

The Company complies with the following Non-mandatory requirements stipulated under Clause 49.

Remuneration Committee:

The Company has constituted Remuneration Committee to recommend / review remuneration of the Managing Director and Whole-time Directors based on their performance and defined assessment criteria.

Communication to shareholders:

Half yearly Reports covering financial results are sent to Members at their registered addresses.

Audit Qualification:

Company is in the regime of unqualified financial statements.

Training of Board Members:

During the year, the Company has organised a two day training programme on Corporate Governance for the Directors of the Company.

Mechanism for evaluating non-executive Board Members:

Currently the Company is developing a suitable process for assessing the effectiveness of the Board and the Committees.

Whistle Blower policy:

The Company has a whistle blower mechanism wherein the employees are free to report violations of laws, rules, regulations or unethical conduct to their immediate supervisor or such other person as may be notified by the management to the workgroups. Such reports received will be reviewed by the Corporate Governance and Stakeholders Interface Committee from time to time. The confidentiality of those reporting violations shall be maintained and they shall not be subjected to any discriminatory practices.

17.Secretarial Audit Report

The Company has voluntarily appointed Dr. K.R. Chandratre, Practicing Company Secretary, to conduct Secretarial Audit of the Company for the financial year ended March 31, 2006, who has submitted his report confirming the compliance with all the applicable provisions of various corporate laws. The Secretarial Audit Report is annexed.

18.Capital Integrity Audit

The Audit Report, confirming that the total issued capital of the Company is in agreement with the total number of shares in physical form and the total number of dematerialised shares held with NSDL and CDSL, is placed before the Board on a quarterly basis. A copy of the Audit Report is submitted to the Stock Exchanges in India where the securities of the Company are listed..

19.Fee to Statutory Auditors

The fee paid to the Statutory Auditors for the year was Rs. 7.41 crore (previous year Rs. 4.50 crore), including Rs. 3.20 crore (previous year Rs. 2.30 crore) as fees paid for certification in finance & tax matters.

Secretarial Audit Report

The Board of Directors
Reliance Industries Limited
Maker Chambers IV
Nariman Point
Mumbai 400 021

I have examined the registers, records and documents of Reliance Industries Limited ("the Company") for the financial year ended on March 31, 2006 according to the provisions of-

- The Companies Act, 1956 and the Rules made under that Act;
- The Depositories Act, 1996 and the Bye-laws framed under the Act;
- The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997
- The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992; and
- The Listing Agreement with the Mumbai Stock Exchange Limited and National Stock Exchange of India Limited and Luxembourg Stock Exchange.

1. Based on my examination and verification of the records produced to me and according to the information and explanations given to me by the Company, I report that the Company has, in my opinion, complied with the provisions of the Companies Act, 1956 ("the Act") and the Rules made under the Act and Memorandum and Articles of Association of the Company, with regard to:

(a) maintenance of various statutory registers and documents and making necessary entries therein;

(b) closure of Register of Members/ Debenture Holders;

(c) forms, returns, documents and resolutions required to be filed with the Registrar of Companies;

(d) service of documents by the company on its Members, and Registrar of Companies.

(e) Notice of Board meetings and Committee meetings of Directors;

(f) the meetings of Directors and Committees of Directors including passing of resolutions by circulation;

(g) the 31st annual general meeting held on August 3, 2005;

(h) the meetings of shareholders and creditors held pursuant to the order of the Bombay High Court held on October 21, 2005 for approval of the scheme of arrangement;

(i) minutes of proceedings of General Meetings and of Board and other meetings;

(j) approvals of shareholders, the Board of Directors, the Committee of Directors and government authorities, wherever required;

(k) constitution of the Board of Directors and appointment, retirement and re-appointment of directors;

(l) remuneration paid to the Directors other than Managing and Whole-time Directors;

(m) appointment and remuneration of the Managing and Whole-time Directors;

(n) appointment and remuneration of Auditors and Cost Auditors;

(o) transfers and transmissions of the Company's shares and debentures and issue and delivery of original and duplicate certificates of shares and debentures;

(p) declaration and payment of dividends and redemption of debentures/ preference shares;

(q) transfer of certain amounts as required under the Act to the Investor Education and Protection Fund;

(r) borrowings and registration, modification and satisfaction of charges;

(s) Investment of Company's funds including inter corporate loans and investments and loans to Directors and others;

(t) contracts, common seal, registered office and publication of name of the Company; and

(u) generally, all other applicable provisions of the Act and the Rules made under that Act;

2. I further report that:

(a) the Company's Directors have complied with the requirements as to disclosure of interests and concerns in contracts and arrangements, shareholdings / debenture holdings and directorships in other companies and interests in other entities.

(b) Company has obtained all necessary approvals of the Central Government, Company Law Board, Registrar of Companies or such other authorities, as the case may be, under the various provisions of the Act.

(c) there was no prosecution initiated against or show cause notice received by the Company and no fines or penalties were imposed on the Company under the Act against the Company, its Directors and Officers.

3. I further report that the Company has complied with the provisions of the Depositories Act, 1996 and the Bye-laws framed thereunder by the Depositories with regard to dematerialisation / rematerialisation of securities and reconciliation of records of dematerialized securities with all securities issued by the Company.

4. I further report that:

(a) the Company has complied with the requirements under the Listing Agreements entered into with Mumbai Stock Exchange Limited, National Stock Exchange of India Limited and Luxembourg Stock Exchange.

(b) the Company has complied with the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 with regard to the disclosures and maintenance of records required under the Regulations.

(c) the Company has complied with the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 with regard to disclosures and maintenance of records required under the Regulations.

Sd/-

Dr K R Chandratre
Practising Company Secretary
Certificate of Practice No. 5144

Place : Mumbai
Dated: April 18, 2006

Shareholders' Referencer*

Contents

*** This referencer has been prepared to facilitate shareholders to understand the procedures involved in completing various investor-related transactions expeditiously and properly. It is also endeavoured to provide the related forms and other information that may be required by shareholders.**

At a Glance

- **Presently, the Company has about 2 million folios of shareholders holding Equity Shares in the Company.**
- **1 out of every 4 investors in India is a Reliance shareholder.**
- **Face value of the Company's Equity Shares is Rs 10.**
- **The Company's Equity Shares are under compulsory trading in demat form only.**
- **Over 94% of the Company's Equity Shares are held in demat form.**
- **The Company's Equity Shares are freely transferable except as may be required statutorily.**
- **Karvy Computershare Private Limited, Hyderabad, an ISO 9002 Certified Registrar and Transfer Agent, is the Registrar and Transfer Agent of the Company.**
- **The Company's Equity Shares are listed on the National Stock Exchange of India Limited (NSE) and the Bombay Stock Exchange Limited (BSE). The Global Depository Receipts (GDRs) issued by the Company are listed on Luxembourg Stock Exchange.**

Investor Service and Grievance Handling Mechanism

All share related matters viz., transfer, transmission, transposition, nomination, dividend, change of name / address / signature, registration of mandate / Power of Attorney, replacement / split / consolidation of share certificate / demat / remat of shares, issue of duplicate certificates etc. are being handled by the Company's Registrars and Transfer Agents (R&TA) **M/s. Karvy Computershare Private Limited (Karvy)**. Karvy, the largest Registrar in the country, having a vast number of Investor Service Centres across the country, discharges investor service functions effectively and expeditiously.

Investors are requested to correspond directly with Karvy, on all share related matters. List of Investor Service Centres of Karvy is enclosed **(Annexure – 1)**.

The Company has an established mechanism for investor service and grievance handling, with Karvy and the Compliance Officer appointed by the Company for this purpose, being the important functional nodes. The Company has appointed a firm of Chartered Accountants as Internal Security Auditors to concurrently audit the transactions and communication with investors, regulatory and other concerned authorities.

The Company has prescribed service standards for various investor related activities being handled by Karvy, which are covered in the section on 'Initiatives Taken by the Company'. Any deviation therefrom is examined by the Internal Security Auditors who also advise the corrective actions thereon and inform the Company on the matters on a monthly basis.

The Board of Directors of the Company has constituted a Shareholders' / Investors' Grievance Committee (the Committee) which, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with securities transfers and other processes. The Committee also looks into redressal of shareholders' complaints related to transfer of shares, non-receipt of balance sheet, non-receipt of declared dividend etc. The Committee oversees performance of the R&TA and recommends measures for overall improvement in the quality of investor services. The summary statement of investor related transactions and details are also considered by the Board of Directors of the Company.

Investor Services under MCA 21 Portal

Ministry of Company Affairs (MCA) has launched a major e-Governance initiative christened as "MCA 21" on the MCA portal (www.mca.gov.in). One of the key benefits of this initiative includes timely redressal of investor grievances.

MCA 21 system accepts complaints under the eForm prescribed, which has to be filed online. The nature of complaint may relate to

- Shares / Dividend
- Debentures / Bond
- Fixed Deposits - non receipt of amount
- Miscellaneous - non receipts
- Any other

The status of complaint can be viewed by quoting the Service Request Number (SRN) provided at the time of filing the complaint.

Matters Relating to Shareholders

I. Dividend

(A) Course of Action in case of Non-receipt of Dividend, Revalidation of Dividend Warrant etc.

What should a shareholder do in case of non-receipt of dividend?

Shareholders may write to the Company's R&TA furnishing the particulars of the dividend not received and quoting the folio number/client ID particulars (in case of dematerialised shares). The R&TA shall check the records and issue duplicate dividend warrant if the dividend remains unpaid in the records of the Company after expiry of the validity period of the warrant. The R&TA would request the concerned shareholder to execute an indemnity before issuing the duplicate warrant.

If the validity period of the lost dividend warrant has not expired, shareholders will have to wait till the expiry date since duplicate warrant cannot be issued during the validity of the original warrant. On expiry of the validity period, if the dividend warrant is still shown as unpaid in records of the Company, duplicate warrant will be issued.

However, duplicate warrants will not be issued against those shares wherein a 'stop transfer indicator' has been instituted either by virtue of a complaint or by law, unless the procedure for releasing the same has been completed.

No duplicate warrant will be issued in respect of dividends which have remained unpaid / unclaimed for a period of seven years in the unpaid dividend account of the Company as they are required to be transferred to the Investor Education and Protection Fund (IEPF) constituted by the Central Government.

Why do the shareholders have to wait till the expiry of the validity period of the original warrant?

Since the dividend warrants are payable at par at several centres across the country, banks do not accept 'stop payment' instructions. Hence, shareholders have to wait till the expiry of the validity of the original warrant.

What is the procedure for revalidation of dividend warrants?

Shareholders who have not encashed their dividend warrants within the validity period may send their request of revalidation to the Company's R&TA enclosing the said dividend warrants. The Company's R&TA will after due verification of the records, issue a revalidated dividend warrant. The revalidated warrant will be valid for a period of 3 months from the date of such warrant.

How can a bank or any other person be authorised to receive dividends on behalf of shareholders?

Shareholders may write to the Company's R&TA furnishing the name and address of the authorised person/bank alongwith folio number and current communication address. The Company's R&TA will despatch the respective shareholders' dividend warrants to the concerned person / bank. This facility is applicable only for the shareholders holding shares in physical form.

(B) Payment of dividend through Electronic Clearing Service (ECS) facility

What is payment of dividend through ECS Facility and how does it operate?

Reserve Bank of India's Electronic Clearance Service (ECS) Facility provides investors an option to collect dividend / interest directly through their bank accounts rather than receiving the same through post. Under this option, investor's bank account is directly credited and an advice thereof is issued by the Company after the transaction is effected. The concerned bank branch credits investor's account and indicate the credit entry as "ECS" in his / her pass book / statement of account. If any investor maintains more than one bank account, payment can be received at any one of his / her accounts as per the preference of the investor. The investor does not have to open a new bank account for the purpose.

What are the benefits of ECS Facility?

Some of the major benefits of ECS Facility are:

a. Prompt credit to the bank account of the investor through electronic clearing at no extra cost.

b. Exposure to delays / loss in postal service avoided.

c. As there can be no loss in transit of warrants, issue of duplicate warrants is avoided.

d. Fraudulent encashment of warrants is avoided.

Where all the ECS Facility is available?

ECS Facility is presently made available to the investors residing at 19 centres, viz., **Ahmedabad, Bangalore, Bhubhaneshwar, Chandigarh, Chennai, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna, Pune, Surat, Thiruvananthapuram and Vadodara.** As per Reserve Bank of India, this service will be extended to some more centres.

How to avail of ECS Facility?

Investors holding shares in physical form may send their ECS Mandate Form, duly filled in, to the Company's R&TA. ECS Mandate Form is enclosed **(Annexure – 2)** for immediate use of investors. The Form may also be downloaded from the Company's website www.ril.com under the section "Investor Relations".

However, if shares are held in dematerialised form, ECS mandate has to be sent to the concerned Depository Participant (DP) directly, in the format prescribed by the DP.

Why cannot the Company take on record bank details in case of dematerialised shares?

As per the Depository Regulations, the Company is obliged to pay dividend on dematerialised shares as per the details furnished by the concerned Depository. The Company cannot make any change in such records received from the Depository.

Can ECS Facility be opted out by investors?

ECS would be an additional mode of payment. Investors would have the right to opt out from this mode of payment by giving an advance notice of four weeks either to the Company's R&TA or to the concerned DP, as the case may be.

(C) Unclaimed Dividend

What are the statutory provisions governing unclaimed dividend?

Prior to amendment of Section 205A and enactment of Section 205C by the Companies (Amendment) Act, 1999 effective October 31, 1998, companies were required to transfer to the General Revenue Account of the Central Government, any moneys transferred to the 'unpaid dividend account' which remained unpaid or unclaimed for a period of 3 years from the date of transfer to the unpaid dividend account.

With effect from October 31, 1998, any moneys transferred to the 'unpaid dividend account' of the Company and remaining unpaid or unclaimed for a period of 7 years from the date of such transfer shall have to be transferred to the Investor Education and Protection Fund (IEPF). Investors are requested to note that no claims shall lie against the Company or IEPF for any moneys transferred to IEPF in accordance with the provisions of Section 205C of the Companies Act, 1956.

What is the status of unclaimed and unpaid dividend for different years?

In view of the statutory provisions, as aforesaid, the status of unclaimed and unpaid dividend of the Company is captured in the following **Chart 1:**

Chart 1

Status of unclaimed and unpaid dividend for different years

	Dividend for 1994-95 or before	Dividend for 1995-96, 1996-97 and 1997-98	Dividend for 1998-99 and thereafter
Transfer of unpaid dividend	Transferred to General Revenue Account of the Central Government	Transferred to Central Government's Investor Education and Protection Fund (IEPF)	Will be transferred to IEPF on due date(s)
Claims for unpaid dividend	Can be claimed from ROC, Maharashtra*	Can not be claimed	Can be claimed from the Company's R&TA within the time limits provided in **Chart 2** given below

* Shareholders who have not encashed their dividend warrant(s) relating to one or more of the financial year(s) upto and including 1994-95 are requested to claim such dividend from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD-Belapur, Navi Mumbai – 400 614, Telephone (091) (022) 2757 6802, in Form II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978. A specimen of the said Claim Form is enclosed **(Annexure - 3)**.

Chart 2

Information in respect of unclaimed and unpaid dividends declared for 1998-99 and thereafter

Financial year ended	Date of declaration of Dividend	Last date for claiming unpaid Dividend
31.03.1999	24.06.1999	23.06.2006
31.03.2000	13.06.2000	12.06.2007
31.03.2001	15.06.2001	14.06.2008
31.03.2002	31.10.2002	30.10.2009
31.03.2003	16.06.2003	15.06.2010
31.03.2004	24.06.2004	23.06.2011
31.03.2005	03.08.2005	02.08.2012

II. Dematerialisation / Rematerialisation of Shares

What is dematerialisation of shares?

Dematerialisation (Demat) is the process by which securities held in physical form evidencing the holding of securities by any person are cancelled and destroyed and the ownership thereof is entered into and retained in a fungible form on a depository by way of electronic balances.

Demat facilitates paperless trading whereby securities transactions are executed electronically reducing / mitigating possibility of loss of related documents and / or fraudulent transactions.

Trading in demat form is regulated by the Depositories Act, 1996 and is monitored by the Securities and Exchange Board of India (SEBI). The two depositories presently functioning in India are

National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

Why dematerialise shares?

1. **Trading in Compulsory Demat**

   SEBI has notified various companies whose shares shall be traded in demat form only. By virtue of such notification, the shares of the Company are also subject to compulsory trading in demat form only on the Stock Exchanges.

2. **Benefits of Demat**

- Immediate transfer of shares.
- No formal registration required.
- No stamp duty applicable.
- No additional holding/transaction cost to Shareholders pursuant to SEBI directions of January 28, 2005.
- No requirement for approval of Board of Directors of the Company for transfers.
- Quick settlements.
- Shareholders need not worry about the space required for preserving certificates in case of large holdings.
- Avoidance of loss through loss in transit, theft, mutilation, forging of share certificates.
- Widely accepted for pledging against borrowings with lower interest rates.
- SEBI Guidelines prescribe further issues in electronic mode only.
- Facilitates the Company to determine entitlements easily and faster.
- Details of investors are obtained from the Beneficiary Position (Benpos) and hence cannot be manipulated by companies.
- Dematerialised shares can be rematerialised or changed into physical form whenever the shareholders so wish.

How to dematerialise shares?

The procedure for dematerialising shares is as under:

- Open Beneficiary Account with a Depository Participant (DP) registered with SEBI.
- Submit Demat Request Form (DRF) as given by the DP, duly signed by all the holders with the names and signatures in the same order as appearing in the concerned certificate(s) and the Company records, alongwith requisite documentary proof and PAN details.
- Obtain acknowledgment from the DP on handing over the share certificate(s).
- Demat transfers are required to be completed in 21 days as against 30 days (excluding time for despatch) for physical transfer. Service standard prescribed by the Company for completing demat is three days from the date of the receipt of requisite documents for the purpose.
- Receive a confirmation statement of holdings from the DP. Statement of holdings is sent by the DPs from time to time. Presently, confirmation is given by DPs on an immediate basis through email or SMS facilities, thus enabling shareholders to further trade in the securities immediately.

Shareholders should not send share certificate(s) / documents to the Company / Company's R&TA directly.

Additional information on the matter may be received from-

Shri S. P. Venugopal
Assistant General Manager
Demat Advisory Cell
Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills
Hyderabad 500 034, India
Telephone Nos: +91 40 2332 0666 / 2332 0711 / 2332 3031 / 2332 3037
e-mail: spvenu@karvy.com

How to get dividend on dematerialised shares? Will such shareholders be eligible for receiving Annual Report every year and also to attend General Meetings?

Dividend of shareholders holding shares in dematerialised form (residing at 19 centres stated hereinabove) will be credited through ECS to the bank accounts as opted by them while opening the Beneficiary Accounts with the DP. In other cases, dividend warrants will be despatched to them with the bank account details, as furnished by the Depositories, printed thereon.

Holding shares in dematerialised form will not affect the rights of the Shareholders. They, as members of the Company, will be entitled to receive Annual Report, attend General Meetings and participate and vote thereat to the extent of their entitlement.

Is pledge of dematerialised shares possible?

Dematerialised shares can be pledged for the purpose of availing of any funding / loan arrangement with a bank.

What is rematerialisation of shares?

It is the process through which shares held in demat form are converted into physical form in the form of share certificate(s).

What is the procedure for rematerialisation of shares ?

- Shareholders should submit duly filled in Rematerialisation Request Form (RRF) to the concerned DP.
- DP intimates the relevant Depository of the request through the system.
- DP submits RRF to the Company's R&TA.
- Depository confirms rematerialisation request to the Company's R&TA.
- The Company's R&TA updates accounts and prints certificate(s) and informs the Depository.
- Depository updates the Beneficiary Account of the shareholder by deleting the shares so rematerialised.

- Share certificate(s) is despatched to the shareholder.

III. Nomination Facility

What is nomination facility and to whom it is more useful? What is the procedure of appointing a nominee?

Section 109A of the Companies Act, 1956 provides the facility of nomination to share / debentureholders. This facility is mainly useful for individuals holding shares / debentures in sole name. In the case of joint holding of shares / debentures by individuals, nomination will be effective only in the event of the death of all joint holders.

Investors, especially those who are holding shares / debentures in single name, are advised to avail of the nomination facility by submitting the prescribed Form 2B to the Company's R&TA. Form 2B is enclosed **(Annexure - 4)** for immediate use of investors. Form 2B may also be downloaded from the Company's website, www.ril.com under the section "Investor Relations".

However, if shares / debentures are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

Who can appoint a nominee and who can be appointed as a nominee?

Individual shareholders holding the shares / debentures in single name or joint names can appoint a nominee. While an individual can be appointed as a nominee, a trust, society, body corporate, partnership firm, karta of HUF or a power of attorney holder will not be nominee(s). Minors can, however, be appointed as a nominee.

How to avail of nomination facility for more than one folio?

There can be only one nomination for one folio. Folios having different order or combination of names of shareholders will require separate nominations.

Can a nomination once made be revoked / varied?

It is possible to revoke / vary a nomination once made. If nomination is made by joint holders, and one of the joint holders dies, the remaining joint holder(s) can make a fresh nomination by revoking the existing nomination.

Are the joint holders deemed to be nominees to the shares?

Joint holders are not nominees; they are joint holders of the relevant shares having joint rights on the same. In the event of death of any one of the joint holders, the surviving joint holder(s) of the shares is / are the only person(s) recognised under law as holder(s) of the shares. Joint Shareholders may together appoint a nominee.

What rights are conferred on the nominee and how can he exercise the same?

The nominee is entitled to all the rights of the deceased shareholder to the exclusion of all other persons. In the event of death of the shareholder, all the rights of the shareholder shall vest in the nominee. In case of joint holding, all the rights shall vest in the nominee only in the event of death of all the joint holders. The nominee is required to apply to the Company by reporting the attested copy of the death of the nominator along with the death certificate.

The nominee has an option to decide to register himself as a shareholder or he could send an application to have the shares transferred to any other person to whom the nominator could have otherwise transferred the shares. If the nominee opts to transfer the shares to a third party, he should submit to the Company's R&TA, the transfer deed(s) duly stamped and executed accompanied by the relevant certificate(s) and other documentary proof(s).

If shares are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

IV. Transfer / Transmission / Transposition / Duplicate Certificates etc.

How to get shares registered in favour of transferee(s)?

Transferee(s) need to send share certificate(s) alongwith share transfer deed, duly filled in, executed and affixed with share transfer stamps, to the Company's R&TA. It takes about 7 days for the Company's R&TA to process the transfer, although the statutory time limit fixed for completing a transfer is one month.

The Government of India, Ministry of Finance, Department of Revenue, has fixed the Stamp Duty on Transfer (whether with or without consideration) of shares at the rate of twenty five paise (25 paise) for every Rs. 100 or part thereof of the market value of the shares on the date of execution of the transfer deed. The transfer deed is valid for a period of one year from the date of presentation or till the book closure date, whichever is later.

In case of dematerialised shares, the shares are credited to the purchaser's account by the respective Depository Participant under the directions of the concerned Depository. Presently, transfer of dematerialised shares does not attract stamp duty.

How to get shares registered which are received by way of gift? Does it attract stamp duty?

The procedure for registration of shares gifted (held in physical form) is same as the procedure for a normal transfer. The stamp duty payable for registration of gifted shares would be @ 25 paise for every Rs. 100 or part thereof, of the face value or the market value of the shares prevailing as on the date of the document, if any, conveying the gift or the date of execution of the transfer deed, whichever is higher.

The procedure for registration of shares gifted (held in demat form) is the same as the procedure for transfer of shares in demat form in off market mode.

What is the procedure for getting shares in the name of surviving shareholder(s), in the event of death of one shareholder?

The surviving shareholder(s) will have to submit a request letter supported by an attested copy of the death certificate of the deceased shareholder and accompanied by the relevant share certificate(s). The Company's R&TA on receipt of the said documents and after due scrutiny, will delete the name of deceased shareholder from its records and return the share certificate(s) to the surviving shareholder(s) with necessary endorsement.

If a shareholder who holds shares in his sole name dies without leaving a Will, how can his legal heir(s) claim the shares?

The legal heir(s) should obtain a Succession Certificate or Letter of Administration with respect to the shares and send a true copy of the same, duly attested, alongwith a request letter, transmission form, and the share certificate(s) in Original, to the Company's R&TA for transmission of the shares in his / their name(s).

In case of a deceased shareholder who held shares in his / her own name (single) and had left a Will, how do the legal heir(s) get the shares transmitted in their name(s)?

The legal heir(s) will have to get the Will probated by the Court of competent jurisdiction and then send to the Company's R&TA a copy of the probated copy of the Will, alongwith relevant details of the shares, the relevant share certificate(s) in Original and transmission form for transmission of the shares in his / their name(s).

How can the change in order of names (i.e. transposition) be effected?

Share certificates alongwith a request letter duly signed by all the joint holders may be sent to the Company's R&TA for change in order of names, known as 'transposition'. Transposition can be done only for the entire holdings under a folio and therefore, requests for transposition of part holding cannot be accepted by the Company / R&TA.

For shares held in demat form, investors are advised to approach their DP concerned for transmission/transposition of the shares the Company.

What is the procedure for obtaining duplicate share certificate(s) in case of loss / misplacement of original share certificate(s)?

Shareholders who have lost / misplaced share certificate(s) should inform the Company's R&TA, immediately about loss of share certificate(s), quoting their folio number and details of share certificate(s), if available. The R&TA shall immediately mark a 'stop transfer' on the folio to prevent any further transfer of shares covered by the lost share certificate(s).

It is recommended that the shareholders should lodge a FIR with the police regarding loss of share certificate(s). They should send their request for duplicate share certificate(s) to the Company's R&TA. Documents required to be submitted alongwith the application include Indemnity Bond, Surety Form, copy of FIR, Memorandum of Association and Certified Copy of the Board Resolution (in case of companies).

What should a shareholder do in case he finds the original share certificate(s) after receipt of duplicate share certificate(s)?

Such a shareholder is requested to surrender the original share certificate(s), after cancellation, to the Company's R&TA immediately, if the duplicate share certificate(s) have been issued to him. Further, as the shareholder has been issued duplicate share certificate(s), he would be liable to indemnify any innocent third party(ies) purchasing the original share certificate(s), directly or indirectly, with or without the knowledge of the original shareholder, as it tantamounts to passing of adverse title.

What is the procedure for splitting of a share certificate into smaller lots?

Shareholders may write to the Company's R&TA enclosing the relevant share certificate for splitting into smaller lots. The share certificates, after splitting, will be sent by the Company's R&TA to the shareholders at their registered address.

V. Miscellaneous

(A) Change of address

What is the procedure to get changes in address registered in the Company's records?

Shareholders holding shares in physical form, may send a request letter duly signed by all the holders giving the new address alongwith Pin Code. Shareholders are also requested to quote their folio number and furnish proof such as attested copies of Ration Card / PAN Card / Passport / Latest Electricity or Telephone Bill / Lease Agreement etc. If shares are held in dematerialised form, information about change in address needs to be sent to the DP concerned.

Can there be multiple addresses for a single folio?

There can only be one registered address for one folio.

(B) Change of name

What is the procedure for registering change of name of shareholders ?

Shareholders may request the Company's R&TA for effecting change of name in the share certificate(s) and records of the Company. Original share certificate(s) alongwith the supporting documents like marriage certificate, court order etc. should be enclosed. The Company's R&TA, after verification, will effect the change of name and send the share certificate(s) in the new name of the shareholders. Shareholders holding shares in demat form, may request the concerned DP in the format prescribed by DP.

(C) Authority to another person to deal with shares

What is the procedure for authorising any other person to deal with the shares of the Company?

Shareholders need to execute a Power of Attorney in favour of the concerned person and submit a notarised copy of the same to the Company's R&TA. After scrutiny of the documents, the R&TA shall register the Power of Attorney and inform the shareholders concerned about the registration number of the same.

VI. Shareholders' General Rights

- To receive not less than 21 clear days' notice of general meetings unless consented for a shorter notice.
- To receive notice and forms for Postal Ballots in terms of the provisions of the Companies Act, 1956 and the concerned Rules issued thereunder.
- To receive copies of Balance Sheet and Profit and Loss Account alongwith all annexures / attachments (Generally known as Annual Report).
- To participate and vote at general meetings either personally or through proxy (proxy can vote only in case of a poll).
- To receive dividends and other corporate benefits like bonus, rights etc. once approved.
- To demand poll on any resolution at a general meeting in accordance with the provisions of the Companies Act, 1956.
- To inspect statutory registers and documents as permitted under law.

VII. Duties / Responsibilities of Investors

- To remain abreast of corporate developments, company specific information and take informed investment decision(s).
- To be aware of relevant statutory provisions and ensure effective compliance therewith.
- Not to indulge in fraudulent and unfair trading in securities nor to act upon any unpublished price sensitive information.
- To participate effectively in the proceedings of shareholders' meetings.
- To respond to communications seeking shareholders' approval through Postal Ballot.
- To respond to communications of SEBI / Depository / Depository Participant / Brokers / Sub-brokers / Other Intermediaries / Company, seeking investor feedback / comments.

VIII. General Safeguards

In pursuit of the Company's objective to mitigate / avoid risks while dealing with securities and related matters, the following are certain general safeguards suggested for investors to follow :

- Folio number (Client ID and DP ID number in respect of dematerialised securities) should not be disclosed to unknown persons. Signed blank transfer deeds (delivery instruction slips in respect of dematerialised shares) should not be given to unknown persons.
- Off-market deals and dealings with / through unregistered intermediaries should be avoided. It exposes investor to the counter-party risk.
- Demat account should not be kept dormant for long; periodic statement of holdings should be obtained from the concerned DP and holdings verified.
- Correspondence containing certificates of securities and high value dividend / interest warrants / cheques / demand drafts should not be sent by ordinary post.
- A valid Contract Note / Confirmation Memo should be obtained from the broker / sub-broker, within 24 hours of execution of the trade and it should be ensured that the Contract Note / Confirmation Memo contains order no., trade no., trade time, quantity, price and brokerage.
- Investors should restrain themselves from indulging into insider trading and fraudulent trading practices.
- Investors should convert their physical holdings of securities into demat holdings.

Initiatives Taken by the Company

Setting New Benchmarks in Investor Service

The service standards that have been set by the Company for various investor related transactions / activities are as follows:

(A) Registrations

Sl. No.	Particulars	Service Standards (No. of working days)
1	Transfers	7
2	Transmission	4
3	Transposition	4
4	Deletion of Name	3
5	Folio Consolidation	3
6	Change of Name	3
7	Demat	3
8	Remat	3
9	Issue of Duplicate Certificate	35
10	Replacement of Certificate	3
11	Certificate Consolidation	3
12	Certificate Split	3

(B) Correspondence

Sl. No.	Particulars	Service Standards (No. of working days)
	Queries / Complaints	
1	Non-receipt of Annual Reports	2
2	Non-receipt of Dividend Warrants	4
3	Non-receipt of Interest/Redemption Warrants	4
4	Non-receipt of Certificate	2
	Event Related	
1	TDS certificate related	2
2	Allotment / call money	4
3	Others	2
	Requests	
1	Change of Address	2
2	Revalidation of Dividend Warrants	3
3	Revalidation of Redemption Warrants	3
4	Bank Mandate / Details	2
5	Nomination	2
6	Power of Attorney	2
7	Multiple Queries	4
8	IEPF Letters	3

Undelivered Share Certificates & Warrants

The Company with the help of its R&TA has been engaged in a continuous exercise of tracking investors who could not be reached at their existing address.

Intimation Letters to Investors

The Company gives an opportunity by sending intimation letters to investors for claiming their outstanding dividend / interest amount which is due for transfer to Investor Education & Protection Fund.

Consolidation of Folios

The Company has initiated a unique investor servicing measure for consolidation of small holdings within the same household. In terms of this, **those shareholders holding less than 10 shares (under a single folio) in the Company, within the same household, can send such shares for transfer alongwith transfer forms duly filled in and signed, free of cost; the stamp duty involved in such cases will be borne by the Company.**

Scheme for disposal of 'Odd Lot' Equity Shares

At the Annual General Meeting of the Company held on June 26, 1998, our Founder Chairman Shri Dhirubhai H. Ambani, announced for the benefit of small shareholders a scheme for disposal of 'Odd Lot' shares (the Scheme) to facilitate such shareholders to realize the full market value without having to suffer a discount for odd lots.

In order to assist small shareholders in disposal of such odd lot shares, the Company has formed a Trust known as 'Reliance Odd Lot Shares Trust' which will dispose of the odd lot shares on behalf of the shareholders.

The salient features of the Scheme effective July 1, 1998, are as under:

1. This Scheme is available to Indian national residents in respect of any master folio having holdings up to 49 shares. The entire holding which is in odd lot under a master folio has to be offered under the Scheme.
2. The Scheme is purely to facilitate the disposal of odd lot Equity Shares and is absolutely optional. Shareholders are free to avail of any other offer that may be available.
3. The holders of Equity Shares in odd lot may avail of the Scheme by lodging duly filled in application form and a duly executed transfer deed alongwith the relevant share certificate(s).
4. The odd lot shares offered under the Scheme are sold on a first-cum-first served basis in the open market, through designated brokers in the Bombay Stock Exchange / National Stock Exchange.
5. All costs of implementing the Scheme will be borne by the Company and shareholders will receive the full sale proceeds of their holdings without any deduction for service charges and brokerage.

Information Regarding Tax on Dividend and Sale of Shares

The provisions relating to tax on dividend and sale of shares are provided for ready reference of Shareholders:

- No tax is payable by shareholders on dividend. However, the Company is required to pay dividend tax @12.5% and surcharge @10%, together with education cess @ 2%.
- Short Term Capital Gains (STCG) tax is payable @ 10% and surcharge (@ 10% above income level of Rs 10 lakh) together with education cess @ 2%, by the shareholders in case shares are sold within 12 months from the date of purchase.
- No Long Term Capital Gains (LTCG) tax is payable on sale of shares through a recognized stock exchange.
- Securities Transaction Tax (STT) is payable as under –
  - @ 0.125% (w.e.f. June 1, 2006) on both the purchaser and the seller in respect of delivery based transactions.
  - @ 0.017% (w.e.f. June 1, 2006) on the seller in respect of derivatives.
  - @ 0.025% (w.e.f. June 1, 2006) on the seller in respect of transactions in securities not being settled by actual delivery.

Contact Details

Depositories

National Securities Depository Limited
Trade World, A Wing, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai 400 013
Tel +91 22 2499 4200
Fax +91 22 2497 2993 / 2497 6351
info@nsdl.co.in
www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers,
16th Floor, Dalal Street,
Mumbai 400 023
Tel +91 22 2272 3333
Fax +91 22 2272 3199 / 2272 2072
investors@cdslindia.com
www.cdslindia.com

Registrars and Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No. 1,
Banjara Hills,
Hyderabad 500 034
Tel +91 40 2332 0666 / 2332 0711 /
2332 3037 / 2332 3031
Fax +91 40 2332 3058
rilinvestor@karvy.com

Securities and Exchange Board of India
Mittal Court, 'B' Wing, 1st Floor,
224, Nariman Point,
Mumbai 400 021
Tel +91 22 2285 0451 - 56 /
2288 0962 - 70
Fax +91 22 2204 5633 / 2202 1073
iggc@sebi.gov.in
www.sebi.gov.in

Securities and Exchange Board of India Office of Investor Assistance and Education
Exchange Plaza, Wing II, 4th Floor,
Bandra-Kurla Complex, Bandra (E),
Mumbai 400 051
Tel +91 22 2659 8510 - 13 /
2659 8526 - 27
Fax +91 22 2659 8514 / 18
iggc@sebi.gov.in
www.sebi.gov.in

Registrar of Companies, Maharashtra
2nd Floor, Hakoba Mills Compound,
Dattaram Lad Marg,
Kalachowki,
Mumbai 400 033
Tel +91 22 2378 2497
rocbom.sb@sb.nic.in

Company Law Board
(Western Region Bench)
2nd Floor, NTC House,
15, N.M. Marg, Ballard Estate,
Mumbai 400 038
Tel +91 22 2261 1456

Regional Director (Western Region)
Everest, 5th Floor,
100, Marine Drive,
Mumbai 400 002
Tel +91 22 2281 7259
Fax +91 22 2281 2389
rdwest@sb.nic.in

Bombay Stock Exchange Limited (BSE)
Phrioze Jeejeebhoy Towers,
Dalal Street, Mumbai 400 001
Tel +91 22-2272 1233 / 4
Fax +91 22 2272 1919
isc@bseindia.com
www.bseindia.com

The National Stock Exchange of India Limited (NSE)
"Exchange Plaza"
Plot No. C/1, "G" Block
Bandra-Kurla Complex,
Bandra (E), Mumbai 400 051
Tel +91 22 2659 8100 / 8114
Fax +91 22 2659 8120
ignse@nse.co.in
www.nseindia.com

General Shareholder Information covering inter alia listing details, stock market data, the Company's share price performance etc. is provided in the Report on Corporate Governance forming part of the Annual Report.

NOTE
The terms 'shareholders' and 'investors' have been used interchangeably.

The contents of this Referencer are for the purpose of general information of readers; for full particulars / provisions, readers are advised to refer to the relevant Acts / Rules / Regulations / Guidelines / Clarifications.

Shareholders are requested to give their feedback in the Feedback Form attached to the Notice of the Annual General Meeting.

Directors' Report

Dear Shareholders,

Your Directors are pleased to present the 32nd Annual Report and the audited accounts for the year ended March 31, 2006.

Financial Results

The performance of the Company for the financial year ended March 31, 2006 is summarised below:

	2005-2006			2004-2005		
		Rs. Crs.	US$ Mn*		Rs. Crs.	US$Mn*
Gross profit before interest, depreciation		14,982.01	3,358		14,260.84	3,260
Less: Interest		877.04	197		1,468.66	336
Depreciation	4,853.73			3,784.57		
Less : Transfer from Revaluation Reserve	1,452.82			-		
Less : Transfer from General Reserve	-	3,400.91	762	61.07	3,723.50	851
Profit before Tax		10,704.06	2,399		9,068.68	2,073
Less: Provision for Current Taxation		900.00	202		705.00	161
Provision for Fringe Benefit Tax		30.72	7		-	-
Provision for Deferred Tax		704.00	158		792.00	181
Profit after Tax		9,069.34	2,032		7,571.68	1,731
Add: Balance in Profit and Loss Account		8,967.86	2,010		5,592.06	1,278
Amount Available for Appropriation		18,037.20	4,042		13,163.74	3,009
Appropriations :						
General Reserve		13,382.16	2,999		3,000.00	686
Debenture Redemption Reserve		37.00	8		-	-
Proposed dividend on Equity Shares		1,393.51	312		1,045.13	239
Tax on dividend		195.44	44		146.58	33
Tax on Dividend for earlier years		-	-		4.17	1
Balance carried to Balance Sheet		3,029.09	679		8,967.86	2,050
		18,037.20	4,042		13,163.74	3,009

* 1 US $ = Rs 44.615 Exchange Rate as on March 31, 2006 (1 US $ = Rs 43.745 as on March 31, 2005)

Results of Operations

Turnover for the year increased by 22 per cent from Rs 73,164 crore to Rs 89,124 crore (US$ 19,976 million). RIL scaled the unique milestone of becoming the first Indian private sector company to record a net profit of over US$ 2 billion thereby doubling its profit in a span of just 24 months.

RIL's net profit for the year was Rs. 9,069 crore (US$ 2,033 million), thereby registering a Compounded Annual Growth Rate (CAGR) of 28 per cent over the past five years. Cash profit increased to Rs 13,174 crore (US$ 2,953 million) from Rs 12,087 crore in the previous year, an increase of 9%.

Dividend

Your Directors have recommended a dividend of Rs. 10.00 per Equity Share (last year Rs. 7.50 per Equity Share) on 139,35,08,041 Equity Shares of Rs 10/- each for the financial year ended March 31, 2006, which, if approved at the ensuing Annual General Meeting, will be paid to (i) all those Members whose names appear in the Register of Members as on June 2, 2006 and (ii) all those Members whose names appear on that date as beneficial owners as furnished by National Securities Depository Limited and Central Depository Services (India) Limited.

RIL has consistently increased dividend paid out for the past 14 years. In the past 5 years, the dividend paid out has increased at the rate of 25.5% on an annualised basis.

The dividend pay out for the year under review has been formulated in accordance with the Company's policy of striving to pay stable dividend linked to long term performance, keeping in view the Company's need for capital, its growth plans and the intent to finance such plans through internal accruals to the maximum. Your Directors believe that this would increase shareholder value and eventually lead to a higher return threshold.

Management's Discussion and Analysis Report

Management's Discussion and Analysis Report for the year under review, as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of oil & gas, refining and petrochemicals businesses. While benefits from such contracts will accrue in the future years, their progress is periodically monitored.

Additionally, some of the landmark events of the year included the following:

- Reliance demonstrated a new strategic move to unlock enormous value for its shareholders by reorganizing RIL's business through a process of demerger. In this process, RIL's investments in power generation and distribution, financial services and telecommunication services were demerged in to separate entities and RIL's shareholders received shares in the new entities in the same proportion of their equity holdings in RIL.
- RIL commenced the setting up of a new refinery through its subsidiary Reliance Petroleum Limited (RPL). The capital cost of the RPL project is estimated at Rs. 27,000 crore (approximately US$ 6 billion). RPL expects to commission the project by around December 2008. RPL recently completed its Initial Public Offering and is now a listed entity on the major stock exchanges in India thereby creating tremendous value for RIL's shareholders. RIL holds 75% in RPL and has invested Rs 6,750 crore as equity contribution in RPL.
- RIL's business performance and strong capital structure were duly recognized through an upward re-rating of its borrowings by international credit rating agencies, namely Moodys' and Standard & Poor. RIL is now rated above India's sovereign rating and is at Baa2 (Moodys') and BBB (S & P). The upgrade reflects Reliance's competitive position in refining and petrochemicals and overall moderate financial profile.
- RIL announced the closure of the buy-back of equity shares with effect from August 2, 2005. This was pursuant to the programme achieving its key objective of ensuring a positive impact on the stock price thereby contributing to maximization of overall shareholder value.
- The Board of Directors gave its consent to pursue Retail Business through a subsidiary of the Company. The Board has approved the initial phase of setting up of hypermarkets / supermarkets / convenience stores / specialty stores etc. in select cities and towns covering the entire geographical region in the country at an estimated cost of US$ 750 million.

Scheme of Arrangement for demerger

During the year, the Company has, pursuant to the provisions of Sections 391 to 394 of the Companies Act, 1956, and with the approvals of the shareholders and creditors as also of the Hon'ble High Court of Judicature at Bombay, has demerged and transferred, through a Scheme of Arrangement (the Scheme), its undertakings / businesses pertaining to (a) Coal based Energy Undertaking to Reliance Energy Ventures Limited; (b) Gas based Energy Undertaking to Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited); (c) Financial Services Undertaking including Insurance to Reliance Capital Ventures Limited; and (d) Telecommunications Undertaking to Reliance Communication Ventures Limited. The shareholders of the Company, other than the specified shareholders, as defined in the Scheme were allotted equity shares by the Resulting Companies, in terms of the Scheme. The shares of the resulting companies are listed on the Stock Exchanges.

The successful implementation of the Scheme for demerger has resulted in enhancement of the shareholder value.

Subsidiaries

During the year, Reliance Industries (Middle East) DMCC, Reliance Power Limited, Reliance Patalganga Power Limited, Reliance Thermal Energy Limited, Jayamkondam Power Limited, Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited), Reliance Energy Ventures Limited, Hirma Power Limited, Reliance Communication Ventures Limited, Reliance Capital Ventures Limited, Relene Petrochemicals Limited, Reliance Infrastructure Limited (formerly Reliance Project Engineering Associates Private Limited), Reliance Petroleum Limited, Reliance Retail Limited and Reliance Netherlands BV (subsidiary of Reliance Ventures Limited) became subsidiaries of the Company. Subsequently, pursuant to the Scheme of Arrangement for demerger, Reliance Power Limited, Reliance Patalganga Power Limited, Reliance Thermal Energy Limited, Jayamkondam Power Limited, Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited), Reliance Energy Ventures Limited, Hirma Power Limited, Reliance Communication Ventures Limited and Reliance Capital Ventures Limited ceased to be subsidiaries of the Company. Further during the year, Reliance Power Ventures Limited, Reliance LNG Limited, Reliance Gas Pipelines Limited (formerly Gas Transportation & Infrastucture Company Limited), Reliance Technologies LLC, Reliance do Brasil Indústria e Comércio de Produtos Têxteis, Químicos, Petroquímicos e Derivados Limited (Reliance Brazil LLC.) and Relene Petrochemicals Private Limited have ceased to be subsidiaries of the Company.

Reliance Petroleum Limited (RPL), a subsidiary of the Company, made IPO of 135 crore equity shares of Rs.10/- each at Rs.60/- (including a premium of Rs.50/-) per share, through 100% book building process and the IPO received an overwhelming response from all the categories of investors.

The equity shares of RPL will be listed on Bombay Stock Exchange Limited (BSE) and The National Stock Exchange of India Limited (NSE).

In terms of approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copy of the Balance Sheet, Profit and Loss Account, Reports of the Board of Directors and Auditors of the subsisting subsidiaries have not been attached with the Balance Sheet of the Company. These documents will be made available upon request by any Member of the Company interested in obtaining the same. However, as directed by the Central Government, the financial data of the subsidiaries have been furnished under 'Details of Subsidiaries' forming part of the Annual Report. Further, pursuant to Accounting Standard AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company includes financial information of its subsidiaries.

Fixed Deposits

The Company has not accepted any fixed deposits during the year under review.

Delisting

During the year, the Company's equity shares were delisted from the Calcutta Stock Exchange Association Limited (CSE). The Company's equity shares continue to remain listed on Bombay Stock Exchange Limited (BSE) and The National Stock Exchange of India Limited (NSE).

Directors

Pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 135 of the Articles of Association of the Company, Prof. Dipak C. Jain was appointed as an Additional Director with effect from August 4, 2005. Prof. Dipak C. Jain would hold office up to the date of the ensuing Annual General Meeting. The Company has received a notice in writing from a member proposing the candidature of Prof. Dipak C. Jain for the office of Director, liable to retire by rotation.

In terms of Article 155 of the Articles of Association of the Company, Shri Nikhil R. Meswani, Shri H. S. Kohli and Shri Y.P. Trivedi, retire by rotation and being eligible, offer themselves for reappointment at the ensuing Annual General Meeting.

Brief resume of the Directors proposed to be appointed/reappointed, nature of their expertise in specific functional areas and names of companies in which they hold directorships and memberships/ chairmanships of Board Committees, as stipulated under Clause 49 of Listing Agreements with the Stock Exchanges in India, are provided in the Report on Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed and that there are no material departures from the same;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2006 and of the profit of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Consolidated Financial Statements

In accordance with the Accounting Standard AS-21 on Consolidated Financial Statements read with Accounting Standard AS-23 on Accounting for Investments in Associates, your Directors provide the audited Consolidated Financial Statements in the Annual Report.

Auditors and Auditors' Report

M/s. Chaturvedi & Shah, Chartered Accountants, M/s. Deloitte Haskins & Sells, Chartered Accountants and M/s. Rajendra & Co., Chartered Accountants, Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for reappointment.

The Company has received letters from all of them to the effect that their appointment / reappointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956 and that they are not disqualified for such appointment / reappointment within the meaning of Section 226 of the said Act.

The Notes on Accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comments.

Cost Auditors

The Central Government had directed an audit of the cost accounts maintained by the Company in respect of its Textiles, Polyester and Chemicals businesses. The Central Government has approved the appointments of Shri S.N. Bavadekar, Cost Accountant, for conducting the cost audit for the Textiles, Polyester and a part of Chemicals businesses and M/s. V.J. Talati & Co., Cost Accountants, for conducting the cost audit of a part of the Chemicals business for the financial year ended March 31, 2006.

Secretarial Audit Report

Your Company voluntarily appointed Dr. K.R. Chandratre, Practicing Company Secretary, to conduct Secretarial Audit of the Company for the financial year ended March 31, 2006. The Secretarial Audit Report addressed to the Board of Directors of the Company is attached to this Annual Report. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996,

Listing Agreement with the Stock Exchanges, Securities Contracts (Regulation) Act, 1956 and all the Regulations of SEBI as applicable to the Company, including the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Particulars of Employees

In terms of the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are required to be set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219(1)(b)(iv) of the said Act, the Annual Report excluding the aforesaid information is being sent to all the Members of the Company and others entitled thereto. Member who is interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo

The particulars relating to energy conservation, technology absorption, foreign exchange earnings and outgo, as required to be disclosed under Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are provided in the Annexure to this Report.

Transfer of Unpaid/Unclaimed amounts to IEPF

Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, the declared dividends and interest on debentures which remained unpaid/ unclaimed for a period of 7 years have been transferred by the Company to the Investor Education and Protection Fund (IEPF) established by the Central Government pursuant to Section 205C of the said Act.

Corporate Governance

Your Company is committed to maintain the highest standards of Corporate Governance. Your Directors adhere to the requirements set out by the Securities and Exchange Board of India's Corporate Governance practices and have implemented all the stipulations prescribed. Over and above the statutory requirements, your Company has implemented several best corporate governance practices as prevalent globally.

Report on Corporate Governance as stipulated under Clause 49 of the Listing Agreements with the Stock Exchanges in India forms part of the Annual Report.

Certificate from the Auditors of the Company, M/s. Chaturvedi & Shah, M/s. Deloitte Haskins & Sells and M/s. Rajendra & Co., confirming compliance of conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is annexed to this Report.

Acknowledgement

Your Directors would like to express their grateful appreciation for assistance and co-operation received from the Financial Institutions, Banks, Government Authorities, Customers, Vendors and Members during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the committed services of the Executives, Staff and Workers of the Company.

For and on behalf of
the Board of Directors

Mukesh D. Ambani
Chairman & Managing Director

Place : Mumbai,
April 27, 2006

Annexure to Directors' Report

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988.

A. CONSERVATION OF ENERGY

(a) Energy conservation measures taken

Energy conservation through continuous improvement in efficiency is given a very high priority at all our plants and offices. Our Refinery has been placed in the top quartile in the Energy Intensity Index of refineries across the world by Solomon Associates and has been adjudged as the pace setter Refinery in Energy Index according to a benchmarking study done by energy major Shell. At our Hazira and Naroda sites, captive power and steam generation has been switched over to Natural Gas from liquid fuels resulting in significant reduction in specific energy cost. Two energy efficiency projects estimated 23391 Certified Emission Ratings (CERs) per annum has been validated under The Kyoto Protocol for registration as Clean Development Mechanism (CDM) projects with UNFCCC. In order to extend the energy conservation drive to the employees and their families at large, an Energy Month Celebration was observed during November, 2005 & December, 2005 which was culminated with Energy Day Celebration on December 16, 2005.

Some of the other major energy conservation measures carried out during the year are listed below:

1) High efficiency reverse osmosis was commissioned at Hazira, which is one of its first kinds in India for fresh water application. The project is expected to almost double the cycle of concentration for boiler operations.

2) An optimizer for steam and power system was developed and implemented at Jamnagar to adjust controllable parameters continually to reduce energy consumption.

3) Heat recovery from HRSG flue gases for ETP sludge dewatering and drying at Patalganga.

4) Upgradation of Effluent treatment system and use of biogas in PX process heater at Patalganga.

5) DM Water consumption was reduced by more than 10% at Naroda through better utilization of valves and reducing leakages.

6) GT to HRSG duct insulation work was completely renovated at Naroda resulting in achieving steam temperature required for steam turbine operation even at very low loads of gas turbine.

(b) Additional investment /proposals being implemented for reduction of consumption of energy

1) An energy conservation study for process plants has been initiated with the help of advanced process simulation using principles of pinch analysis.

2) A prototype project for usage of solar energy for power generation is being executed for assessing its suitability at Hazira.

3) Research & Development project is planned to carry out the techno-economic feasibility study of Fuel Cell Technology.

4) A power recovery train is planned to be commissioned at Hazira to further enhance the energy efficiency of the PTA plant.

(c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods

1) At our Refinery, fuel and loss as percentage of crude oil processed has been reducing for the past three years, indicating continuous improvement in energy efficiency of the refinery.

2) At Hazira and Patalganga sites, the energy index has shown a reducing trend over the last three years on account of energy conservation schemes and absorption of energy efficient technologies.

(d) Total energy consumption and energy consumption per unit of production as per Form 'A' attached hereto

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption- as per Form B given below:

Form B

1) Research and Development (R & D)

R&D efforts of RIL group is recognized by Govt of India through prestigious DSIR award in development of Para Diethyl Benezene process and NG3 technology absorption. We also received the Golden Peacock award for innovative technology development for Para Diethyl Benzene.

a) Specific areas in which the research and development (R & D) is being carried out

1) Extractive distillation unit commissioned in Paraxylene plant for extracting benzene from Light Reformate.

2) Field signature method has been used in Crude & vacuum distillation unit.

3) H Scan technique has been used for hydrogen plant & placed at reformer tubes

4) Novel series of external donor system developed from concept to production for Polypropylene plant.

5) Development of fourth generation morphological PP catalyst from lab to pilot scale.

6) Polymer application development towards metal body replacement of weighing machine and

automotives, luggage and safety equipments and application for reinforcement PP composites.

7) High performance wood filled PVC composites development and its application and development of transparent PVC grades

8) MagTi based catalyst prepared and successfully tested in fluidized bed reactor in PP plant.

9) Spherical Magnesium Ethoxide based catalyst produced in house and trial taken in PP reactor to produce Random and Homo grades.

10) Installation of Combined-Cooling-Heating & Power Project at Retail Outlet Plant, Hazira.

11) Development of lightweight wool-blended fabrics with high abrasion resistance & tensile properties.

12) Optimization of water & oil repellent high performance fabrics with Non-Iron properties after repeated washings.

13) Development of Cool & Dry Polyester-rayon suiting having moisture management as well as stain release properties.

14) Development of Polyester-wool-Silk tri-blends and wool-silk blended fabrics for international market on worsted spinning system.

15) Optimization of finishing process from stretch fabrics to get dimensionally stable bi-stretch and weft-stretch fabrics.

16) Development of Polyester & Rayon chenille furnishing fabrics using package-dyed chenille yarns.

17) Study and development of light weight inherent flame-retardant and stain repellent Polyester fabrics for protective end use.

18) Development of new filament products using the Bicomponent Melt Spinning technology. These products include Recron 'Stretch' filaments for comfort stretch in dress materials, shirting & suiting etc.

19) Ultra micro denier (DPF < 0.2) filament yarns, marketed under the Recron 'Micrelle' brand, were developed using the novel concept of splittable yarns. These filaments offer soft touch, improved moisture transport and visual aesthetic through cross dyeing of the two types of polymer segments used in the yarns.

20) Cationic dyeable 'Superdye' filament yarns dyeable at 90°C were commercialized for nylon replacement.

21) Introduction of Recron 3s Short Cut Fibres for using wet laid nonwovens in end uses such as filter paper in food processing, wall papers, etc.

22) For the packaging applications, a variety of novel grades of PET resins were developed. These include hotfill resin for food packaging, special reheat grades for carbonated soft drinks and mineral water packaging.

23) Evaluation of downstream processability of the speciality fibre products, development of 100% bioactive spun yarn NE 30, NE 4.5 spun yarn on open end spinning.

24) Optimisation of polyester fibre with different cut length in Polyester- Cotton blend.

25) Development of Process Parameter of 100% Cotluk spun yarn etc.

b) Benefits derived as a result of R & D efforts

1) The Extraction Distillation unit has resulted in increased Benzene production and improved quality of gasoline due to extraction of benzene from Light reformate stream.

2) Field signature method is a corrosion monitoring technique and helps in early warning signal to maintain better product slate consistently.

3) H Scan technique finds out thickness, measurement and condition of tubes in terms of cracks, voids, flaws etc. leading to consistent plant operation

4) Enhancement in the performance of polypropylene catalysts by Novel series of external donor system and improved product characteristics of woven sacks grades suitable for high speed processing lines.

5) Development of fourth generation morphological PP catalyst resulted in improvement in resin characteristic.

6) Throughput at PP system is increased with improvement in Bulk Density, with help of MagTi based catalyst.

7) Based on the results from the study on Oxy reactor, modifications are being carried out in the reactor of VCM plant which will improve reliability and run length of Oxy reactor.

8) By Installation of Combined-Cooling-Heating & Power Project at Retail Outlet Plant, fuel utilization efficiency has been increased.

9) Developed lightweight wool-blended fabrics with very high abrasion resistance and tensile properties suitable for uniform fabrics.

10) Development of new polymer and polyester product grades has created new applications and has also resulted in substitution of either competing products or imports, thereby leading to higher sales in the domestic market.

c) **Future plan of action**

1) Development of premium grade gasoline and diesel, and development of Oxygenate free gasoline

2) Standardization of processing and finishing process for Nano-finishes on Polyester-Rayon and Polyester wool Fabrics.

3) Optimization of back-coating application on furnishing fabrics including chenille fabrics to impart stability to fabric and to increase abrasion resistance.

4) Development of high wet-fast Navy shade for Polyester-Rayon blended uniform fabric with stain repellent properties.

5) Optimization of processing and finishing techniques to have silk-touch on Polyester-rayon fabrics.

6) Development of amino acid and other health finishes on Polyester-wool blended fabrics.

d) **Expenditure on R & D**

		Rs. Crore
a)	Capital	63.48
b)	Recurring	46.86
	Total	**110.34**
c)	Total R & D as a percentage of total turnover	0.12

2. **Technology Absorption, Adoption and Innovation**

a) **Efforts made towards technology absorption, adoption and innovation:**

1) Butadiene Extraction Plant commissioned after receipt of basic Engineering Documents from Technology Licensor.

2) PSF plant commissioned at Hazira with new technology by M/s Zimmer.

3) Impact grade in PP successfully produced with SHAC 310 and ADT 1000B.

4) A new Catalyst Recovery Unit commissioned with technology of M/S Invista for recovery of precious metals like cobalt and manganese. Recovered metals will be recycled back to the process.

5) Scheme developed and implemented for removal of chlorinated hydrocarbons from waste coke generated in VCM plant.

6) Reduction in generation of Glycol Residue-I in MEG-3 plant by chemical cleaning and passivation of the system.

7) Incorporating Swing Reactor Technology in PE – II plant for production of LLDPE.

8) In-house design and implementation of C5 hydrogenation scheme in spare C4 hydrogenation unit.

9) Capacity enhancement / New grade development / Improvement and Cost reduction :

- PP plant production increase by extruder screw speed increase, melt pump modification and installation of larger screenpack.
- 3 new grades namely, Spun lace, Low elongation and Optically Whitened virgin product developed in PSF.
- Dimer impurity in butadiene product reduced from 150ppm to 50ppm by undertaking various process improvement steps.
- LP flash steam generation in LP condensate tank in PE plant has resulted in saving of LP steam @ 2TPH per plant.
- Provision of VFD in booster Pump in PE plants for increasing the capacity.
- Two new 35 MW Gas Turbines with 125 TPH HRSGs installed at Hazira.
- VCM plant capacity increased from 900 MTPD of VCM to 1014 MTPD of VCM through in house study and modifications.
- New grade of low cost Optical whitener developed for use in PSF plant.

b) **Benefits derived as a result of the above efforts**

1) Value addition in Cracker by-product due to butadiene extraction.

2) Production of PSF from new plant.

3) Value addition to byproduct from catalyst production facility.

4) Potential to produce additional PP with improved product quality in Fiber and Impact grades.

5) Stripping of chlorinated hydrocarbons from coke helped in safe disposal of solid waste generated in VCM plant.

6) Reduction in generation of Glycol Residue-I in MEG-3 plant by 3 MT per day.

7) Additional production of LLDPE.

8) Increased ethylene + propylene yield when C5 is recycled and cracked in furnaces.

9) Capacity enhancement / New grade development / Improvement and Cost reduction :

- Potential increase in PP plant by approximately 12 KTA.
- 3 new grades in PSF are for capturing high value niche market with specialty grades.

- Better Butadiene product quality and acceptability in market, especially export market and improved customer satisfaction.
- Recovery of energy as flash steam in both PE plants.
- Potential increase in production capacity in PE plants by 5 KTA.
- The steam and power demand for new projects met through these new installations in CPP.
- Higher VCM production.
- Lower variable operating cost in PSF.

c) **Information regarding imported technology**

Product	Technology from	Year of Import	Status of implementation / absorption
PET Resin [RELPET PLUS] [NG3]	INVISTA (U.S.A) / UOP SINCO (ITALY)	2003	Full
Butadiene	JSR, Japan	2005	Full

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

1. **Activities relating to export, initiatives to increase exports, developments of new export markets for products and services and export plan**

The Company has continued to maintain focus and avail of export opportunities based on economic considerations. During the year the Company has exports (FOB value) worth Rs.30,819.60 Crore (US$ 6907.90 million)

2. **Total Foreign Exchange earned and used**

	Rs. Crore
a. Total Foreign Exchange earned	30,820.65
b. Total savings in foreign exchange through products manufactured by the Company and deemed exports (US$ 9,912 million)	44,224.23
Subtotal (a+b)	75,044.88
c. Total Foreign Exchange used	60,520.85

Form 'A'

Form for disclosure of particulars with respect to conservation of energy

A. Power & Fuel Consumption	**2005-06**	**2004-05**
1 Electricity		
a) Purchased Units (lacs)	927.82	187.28
Total Cost (Rs. in crore) #	27.69	6.37
Rate/Unit (Rs.) #	**2.98**	**3.40**
b) Generation through captive power facilities		
Through Steam Turbine/Generator		
Units (lacs)	23,887.90	23,945.63
KWH per unit of fuel	4.78	4.79
Total Cost (Rs. in crore)	1,070.60	976.90
Cost/Unit (Rs.)	**4.48**	**4.08**
c) Own Generation		
1) Through Diesel Generator		
Units (lacs)	23.40	19.20
KWH per unit of fuel	3.54	3.58
Fuel Cost/Unit (Rs.)	**6.78**	**6.13**
2) Through Steam Turbine/Generator		
Units (lacs)	26,497.95	25,131.76
KWH per unit of fuel	4.77	5.84
Fuel Cost/Unit (Rs.)	**2.27**	**1.85**
Purchased Fuels consumed		
2 Furnace Oil		
Quantity (K.Ltrs)	200,344.21	161,335.01
Total Cost (Rs. in crore)	234.93	178.37
Average rate per Ltr.(Rs.)	**11.73**	**11.06**
3 Diesel Oil		
Quantity (K.Ltrs)	1,320.68	1,657.68
Total Cost (Rs. in crore)	3.22	3.06
Average rate per Ltr.(Rs.)	**24.40**	**18.48**
4 Others		
Gas		
Quantity (1000 M^3)	559,440.41	150,258.78
Total Cost (Rs. in crore)	349.62	56.71
Average rate per 1000M^3 (Rs.)	**6,249.46**	**3,774.01**
Internal Fuels consumed		
5 Gas		
Quantity (1000 M^3)	1,639,818.20	1,424,732.42
6 GT fuels		
Quantity (K.Ltrs)	993,165.57	1,001,884.24

Excluding Demand Charges

B. Consumption per unit of Production

Product	Electricity (KWH)		Furnace Oil/ HSD/ HFHSD (Ltrs)		LSHS (kgs)		Gas (SM³)	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Fabrics (Per 1000 mtrs)	4,532	4,058	2	1	-	-	590	720
PFY (per MT)	722	700	58	49	-	-	37	36
PSF (per MT)	420	416	37	31	-	-	31	19
PTA (per MT)	369	374	9	9	-	-	-	-
LAB (per MT)	640	627	111	63	326	317	-	-
MEG (per MT)	525	562	-	-	-	-	-	-
PVC (per MT)	517	545	-	-	-	-	-	-
HDPE (per MT)	330	337	-	-	-	-	-	-
PP (per MT)	330	320	-	-	-	-	16	17
FF (per MT)	607	706	-	-	-	-	42	41
Cracker (per MT)	141	143	-	-	-	-	-	-
PET (per MT)	368	298	-	-	-	-	59	58
PX (per MT)	254	255	12	14	-	-	257	236
Petro-products (per MT)	63	59	-	-	-	-	36	34

For and on behalf of the Board of Directors

Mukesh D. Ambani
Chariman & Managing Director

Mumbai,
April 27, 2006.

Persons constituting group coming within the definition of "group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969 include the following:

Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings Limited)
Eklavya Mercantille Private Limited
Bahar Trading Private Limited
Bhumika Trading Private Limited
Ekansha Enterprise Private Limited
Anumati Mercantille Private Limited
Sanatan Textrade Private Limited
Reliance Consolidated Enterprises Private Limited
Pams Investments and Trading Company Private Limited
Rajlaxmi Securities Private Limited
Fiery Investments and Leasing Private Limited
Clarion Investments and Trading Company Private Limited
Hercules Investments Private Limited
Nikhil Investments Company Private Limited
Orson Trading Private Limited
Real Fibres Private Limited
Jagdanand Investments and Trading Company Private Limited
Jagdishvar Investments and Trading Company Private Limited
Kankhal Investments and Trading Company Private Limited
Kardam Commercials Private Limited
Kedareshwar Investments and Trading Company Private Limited
Krish Commercials Private Limited
Kshitij Commercials Private Limited
Nityapriya Commercials Private Limited
Priyash Commercials Private Limited
Pusti Commercials Private Limited
Reliance Enterprises Limited
Madhuban Merchandise Private Limited
Amur Trading Private Limited
Tresta Trading Private Limited
Ornate Traders Private Limited
Reliance Chemicals Private Limited
Reliance Polyolefins Private Limited
Lazor Syntex Private Limited
Aavaran Textiles Private Limited
Reliance Aromatics and Petrochemicals Private Limited
Reliance Welfare Association
Reliance Energy and Project Development Private Limited
Vita Investment & Trading Company Private Limited
Reliance Industrial Infrastructure Limited
Dainty Investment & Leasings Private Limited
Jogiya Traders Private Limited

Auditors' Certificate on Corporate Governance

To the Members,

RELIANCE INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance by Reliance Industries Limited, for the year ended on 31st March 2006, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination has been limited to a review of the procedures and implementations thereof adopted by the Company for ensuring compliance with the conditions of the Corporate Governance as stipulated in the said Clause. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and based on the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above-mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

For **Rajendra & Co.**
Chartered Accountants

A. R. Shah
Partner
Membership No.: 47166

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner
Membership No.: 15291

Place: Mumbai
Dated: April 27, 2006.

Auditors' Report

To the Members of
RELIANCE INDUSTRIES LIMITED

We have audited the attached Balance Sheet of **RELIANCE INDUSTRIES LIMITED** as at March 31, 2006, the Profit and Loss Account and also the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to in paragraph 2 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account, as required by law, have been kept by the Company, so far as appears from our examination of those books;

   c) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d) As explained in Note 3 of Schedule O, in accordance with the Scheme of Arrangement approved by the Hon'ble High Court of Mumbai, the adjustment for net assets transferred has been appropriated against the Revaluation Reserve.

      Having regard to this, in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956.

   e) On the basis of written representations received from the Directors as on March 31, 2006 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the Significant Accounting Policies and other notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2006;

      (ii) in the case of the Profit and Loss Account, of the Profit for the year ended on that date; and

      (iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

For Rajendra & Co.
Chartered Accountants

A. R. Shah
Partner
Membership No.: 47166

For Deloitte Haskins & Sells
Chartered Accountants

P. R. Barpande
Partner
Membership No.: 15291

Mumbai
April 27, 2006

Annexure to Auditor's Report

Referred to in Paragraph 2 of our report of even date

1. In respect of its fixed assets:
   a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets on the basis of available information except in respect of Naroda complex and the retail outlets wherein the fixed assets register is in the process of being updated.
   b) As explained to us, all the fixed assets have been physically verified by the management in a phased periodical manner, which in our opinion is reasonable, having regard to the size of the Company and nature of its assets. No material discrepancies were noticed on such physical verification.
   c) In our opinion, the Company has not disposed of a substantial part of its fixed assets during the year and the going concern status of the Company is not affected.
2. In respect of its inventories:
   a) The inventory has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.
   b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.
   c) The Company has maintained proper records of inventory. As explained to us, there were no material discrepancies noticed on physical verification of inventory as compared to the book records.
3. In respect of the loans, secured or unsecured, granted or taken by the company to/from companies, firm or other parties covered in the register maintained under section 301 of the Companies Act, 1956:
   a) The Company has given loan to one party. In respect of the said loan, the maximum amount outstanding at any time during the year is Rs. 753.78 crores and year-end balance is Rs. 458.60 crores.
   b) In our opinion and according to the information and explanations given to us, the aforesaid loan is interest free and other terms and conditions are not prima facie prejudicial to the interest of the Company.
   c) The said interest free loan given to a wholly owned subsidiary of the Company is repayable on demand and there is no repayment schedule.
   d) In respect of the loan given by the Company, the same is repayable on demand and therefore the question of overdue amount does not arise.
   e) The Company has not taken any new loans during the year. The Company had taken loans in the past from one party whose balance at the beginning of the financial year was Rs. 1,600 crore. The Company has repaid the loan in its entirety during the financial year.
   f) In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions are not prima facie prejudicial to the interest of the Company.
   g) The interest payments in respect of the said loan upto the dates of repayment were regular and the principal amount has been repaid during the year.
4. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business for the purchase of inventory and fixed assets and also for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control systems.
5. In respect of the contracts or arrangements referred to in Section 301 of the Companies Act, 1956:
   a) In our opinion and according to the information and explanations given to us, the transactions made in pursuance of contracts or arrangements, that needed to be entered in the register maintained under section 301 of the Companies Act, 1956 have been so entered.
   b) In our opinion and according to the information and explanations given to us, there are no transactions in pursuance of contracts or arrangements entered in the register maintained under section 301 of the Companies Act, 1956 aggregating during the year to Rs. 5,00,000/- (Rupees Five Lakhs only) or more in respect of any party in the said financial year.
6. According to the information and explanations given to us, the Company has not accepted any deposits from the public. Therefore, the provisions of Clause (vi) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. The Central Government has prescribed maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of certain manufacturing activities of the Company. We have broadly reviewed the accounts and records of the Company in this connection and are of the opinion, that prima facie, the prescribed accounts and records have been made and maintained. We have not, however, carried out a detailed examination of the same.

9. In respect of statutory dues:

   a. According to the records of the Company, undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales-tax, Wealth Tax, Service Tax, Customs Duty, Excise Duty, Cess and any other statutory dues have been generally regularly deposited with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of the aforesaid dues were outstanding as at 31st March, 2006 for a period of more than six months from the date of becoming payable except a sum of Rs. 2.37 crores in respect of Investor Education and Protection Fund.

   b. The disputed statutory dues aggregating to Rs. 1,444.42 crore, that have not been deposited on account of disputed matters pending before appropriate authorities are as under:

Sr. No.	Name of the Statute	Nature of Dues	Amount (Rs. in crore)	Period to which the amount relates	Forum where dispute is pending
1.	Income Tax Act, 1961	Income-Tax/ Penalties	787.41	2002-03	Commissioner of Income-Tax
			157.89	1989-90 to 1992-93, 1995-96 to 2001-02 & 2002-03	Commissioner of Income-Tax (Appeals)
2.	Central Excise Act, 1944	Excise Duty and Service Tax	16.50	1994-95 to 1996-97 & 1998-99 to 2005-06	Commissioner of Central Excise (Appeals)
			270.76	1987-88, 1991-92 to 1992-93 & 1994-95 to 2004-05	Central Excise and Service Tax Appellate Tribunal
			0.06	1992-93 & 1995-96	High Court
			30.40	1991-92 to 1994-95 & 1997-98 to 1998-99	Supreme Court
3.	Central Sales Tax Act, 1956 and Sales Tax Act of various states	Sales Tax/ Entry Tax	11.42	1999-2000 & 2002-03 to 2003-04 & 2002-03 to 2004-05	Joint Commissioner/ Deputy Commissioner (Appeals)
			9.41	1994-95, 2001-02 & 2002-03	Appellate Tribunal
			139.50	1990-91 to 1993-94 & 1997-98 to 2001-02	High Court
4.	Customs Act, 1962	Custom Duty	19.82	1992-93 to 2000-01	Commissioner of Customs (Appeals)
			1.25	2002-03	Customs Tribunal
		TOTAL	**1,444.42**		

10. The Company does not have accumulated losses at the end of the financial year. The Company has not incurred cash losses during the financial year covered by the audit and in the immediately preceding financial year.

11. Based on our audit procedures and according to the information and explanations given to us, we are of the opinion that the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

12. In our opinion and according to the explanations given to us and based on the information available, no loans and advances have been granted by the Company on the basis of security by way of pledge of shares, debentures and other securities.

13. In our opinion, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Therefore, the provisions of clause (xiii) of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

14. The Company has maintained proper records of the transactions and contracts in respect of dealing or trading in shares, securities, debentures and other investments and timely entries have been made therein. All shares, securities, debentures and other investments have been held by the Company in its own name.

15. The Company has given guarantees for loans taken by others from banks or financial institutions. According to the information and explanations given to us, we are of the opinion that the terms and conditions thereof are not prima facie prejudicial to the interests of the Company.

16. The Company has raised new term loans towards the end of the year. Pending utilization of the same, the funds have been temporarily invested in current investments and placed as fixed deposits with banks. The term loans outstanding at the beginning of the year were applied for the purposes for which they were raised.

17. According to the information and explanations given to us and on an overall examination of the Balance Sheet of the Company, we are of the opinion that there are no funds raised on short-term basis that have been used for long-term investment.

18. The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

19. The Company has created securities and / or charges in respect of secured debentures issued.

20. The Company has not raised any monies by way of public issues during the year.

21. In our opinion and according to the information and explanations given to us, no material fraud on or by the company has been noticed or reported during the course of our audit.

For Chaturvedi & Shah	**For Rajendra & Co.**	**For Deloitte Haskins & Sells**
Chartered Accountants	Chartered Accountants	Chartered Accountants
D. Chaturvedi	**A. R. Shah**	**P. R. Barpande**
Partner	**Partner**	**Partner**
Membership No.: 5611	Membership No.: 47166	Membership No.: 15291

Mumbai
April 27, 2006

Balance Sheet as at 31st March, 2006

(Rs. in crore)

	Schedule		As at 31st March, 2006		As at 31st March, 2005
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,393.17		1,393.09	
Reserves and Surplus	'B'	48,411.09		39,010.23	
			49,804.26		40,403.32
Loan Funds					
Secured Loans	'C'	7,664.90		7,972.90	
Unsecured Loans	'D'	14,200.71		10,811.69	
			21,865.61		18,784.59
Deferred Tax Liability			4,970.82		4,266.82
TOTAL			76,640.69		63,454.73
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		84,970.13		55,125.82	
Less: Depreciation		29,253.38		24,872.83	
Net Block		55,716.75		30,252.99	
Capital Work-in-Progress		6,957.79		4,829.29	
			62,674.54		35,082.28
Investments	'F'		5,846.18		17,051.46
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		10,119.82		7,412.88	
Sundry Debtors		4,163.62		3,927.81	
Cash and Bank Balances		2,146.16		3,608.79	
Other Current Assets		25.06		2,087.66	
		16,454.66		17,037.14	
Loans and Advances	'H'	8,119.79		11,415.37	
		24,574.45		28,452.51	
Less: Current Liabilities and Provisions	'I'				
Current Liabilities		12,563.50		13,659.72	
Provisions		3,890.98		3,471.80	
		16,454.48		17,131.52	
Net Current Assets			8,119.97		11,320.99
TOTAL			76,640.69		63,454.73
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
H. R. Meswani - Executive Director

For Chaturvedi & Shah	For Rajendra & Co.	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants	Chartered Accountants
D. Chaturvedi	A.R. Shah	P. R. Barpande
Partner	Partner	Partner

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

V. M. Ambani - Company Secretary

Mumbai
April 27, 2006

Profit and Loss Account for the year ended 31st March, 2006

(Rs. in crore)

	Schedule	2005-06		2004-05	
INCOME					
Turnover		89,124.46		73,164.10	
Less: Excise Duty/ Service Tax Recovered		7,913.13		7,112.80	
Net Turnover			81,211.33		66,051.30
Other Income	'J'		682.92		1,449.81
Variation in Stocks	'K'		2,131.19		(524.35)
			84,025.44		66,976.76
EXPENDITURE					
Purchases			2,516.13		2,356.55
Manufacturing and Other Expenses	'L'		66,527.30		50,359.37
Interest and Finance Charges	'M'		877.04		1,468.66
Depreciation		4,853.73		3,784.57	
Less: Transferred from Revaluation Reserve		1,452.82		-	
Less: Transferred from General Reserve		-		61.07	
[Refer Note 4, Schedule 'O']					
			3,400.91		3,723.50
			73,321.38		57,908.08
Profit Before Tax			10,704.06		9,068.68
Provision for Current Tax			900.00		705.00
Provision for Fringe Benefit Tax			30.72		-
Provision for Deferred Tax			704.00		792.00
Profit after Tax			9,069.34		7,571.68
Add: Balance brought forward from Previous year			8,967.86		5,592.06
Amount Available for Appropriations			18,037.20		13,163.74
APPROPRIATIONS					
General Reserve [Refer Note 5, Schedule 'O']		13,382.16		3,000.00	
Debenture Redemption Reserve		37.00		-	
Proposed Dividend on Equity Shares		1,393.51		1,045.13	
Tax on Dividend		195.44		146.58	
Tax on Dividend for earlier years		-		4.17	
			15,008.11		4,195.88
Balance Carried to Balance Sheet			3,029.09		8,967.86
Basic and Diluted Earning per Share of face value of Rs. 10 each (in Rupees) [Refer Note 13, Schedule 'O']			65.08		54.24
Significant Accounting Policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner

For **Rajendra & Co.**
Chartered Accountants

A.R. Shah
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
April 27, 2006

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
H. R. Meswani - Executive Director
R. H. Ambani, **M. L. Bhakta**, **Y. P. Trivedi**, **Dr. D. V. Kapur**, **M. P. Modi**, **S. Venkitaramanan**, **Prof. Ashok Misra**, **Prof. Dipak C. Jain** - Directors
V. M. Ambani - Company Secretary

Cash Flow Statement for the year 2005-06

(Rs. in crore)

		2005-06		2004-05
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit before tax as per Profit and Loss Account		10,704.06		9,068.68
Adjusted for:				
Net Prior Year Adjustments	0.88		2.86	
Investment written off / Provided	-		2.94	
Dimunition in the value of Current Investments	23.43		-	
Provision for doubtful claims	-		69.88	
(Profit) / Loss on Sale / Discarding of Assets	0.27		8.92	
Depreciation	4,853.73		3,784.57	
Transferred from Revaluation Reserve	(1,452.82)		-	
Transferred from General Reserve	-		(61.07)	
Effect of Exchange Rate Change	40.63		116.42	
Profit on Sale of Investments	(88.38)		(47.17)	
Dividend Income	(22.44)		(20.40)	
Interest / Other Income	(473.72)		(1,279.37)	
Interest Expenses	877.03		1,468.66	
		3,758.61		4,046.24
Operating Profit before Working Capital Changes		14,462.67		13,114.92
Adjusted for:				
Trade and Other Receivables	826.27		1,739.76	
Inventories	(2,706.94)		(181.66)	
Trade Payables	(1,338.09)		3,129.42	
		(3,218.76)		4,687.52
Cash Generated from Operations		11,243.91		17,802.44
Net Prior Year Adjustments		(0.88)		(2.86)
Taxes Paid		(941.45)		(511.00)
Net Cash from Operating Activities		10,301.58		17,288.58
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		(9,427.31)		(5,244.01)
Sale of Fixed Assets		16.95		1,597.73
Purchase of Investments		(45,745.00)		(40,849.25)
Sale of Investments		42,624.53		37,813.43
Movement in Loans		(115.96)		(1,783.41)
Interest Income		493.47		282.77
Dividend Income		22.44		20.40
Net Cash Used in Investing Activities		(12,130.88)		(8,162.34)

Cash Flow Statement for the year 2005-06 (Contd.)

(Rs. in crore)

		2005-06	2004-05
C:	**CASH FLOW FROM FINANCING ACTIVITIES:**		
	Proceeds from Issue of Share Capital (Net)	0.49	0.07
	Buyback of Equity Shares	-	(149.61)
	Proceeds from Long Term Borrowings	6,090.12	7,149.70
	Repayment of Long Term Borrowings	(4,879.46)	(7,731.66)
	Short Term Loans	1,909.14	(2,282.52)
	Dividends Paid	(1,185.26)	(826.79)
	Interest Paid	(1,568.36)	(1,900.88)
	Net Cash from / (Used in) Financing Activities	366.67	(5,741.69)
	Net Increase / (Decrease) in Cash and Cash Equivalents	(1,462.63)	3,384.55
	Opening Balance of Cash and Cash Equivalents	3,608.79	224.24
	Closing Balance of Cash and Cash Equivalents	2,146.16	3,608.79

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner.

For **Rajendra & Co.**
Chartered Accountants

A.R. Shah
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner

Mumbai
April 27, 2006

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
H. R. Meswani - Executive Director
R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain } Directors
V. M. Ambani - Company Secretary

Schedules forming part of the Balance Sheet

SCHEDULE 'A'

SHARE CAPITAL		As at 31st March, 2006		As at 31st March, 2005 (Rs. in crore)
Authorised:				
250 00 00 000 (250 00 00 000) Equity Shares of Rs. 10 each		2,500.00		2,500.00
50 00 00 000 (50 00 00 000) Preference Shares of Rs. 10 each		500.00		500.00
		3,000.00		3,000.00
Issued, Subscribed and Paid up:				
139 35 08 041 (139 35 08 041) Equity Shares of Rs. 10 each fully paid up	1,393.51		1,393.51	
Less: Calls in arrears - by others	0.34		0.42	
		1,393.17		1,393.09
TOTAL		1,393.17		1,393.09

1. Of the above Equity Shares:
   - (a) 48 17 70 552 (48 17 70 552) Shares out of the issued and subscribed share capital before the buyback of shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.
   - (b) 52 31 98 799 (52 31 98 799) Shares out of the issued and subscribed share capital before the buyback of shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to Petroleum Trust, the sole beneficiary of which is Reliance Industrial and Investments Holdings Limited, a wholly owned subsidiary of the company.
   - (c) 33 04 27 345 (33 04 27 345) Shares out of the issued and subscribed share capital before the buyback of shares were allotted on conversion/surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants, against Global Depository Shares (GDS) and reissue of forfeited equity shares.
2. During the previous year, the Company bought back and extinguished 28,69,495 equity shares.
3. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs. 10 each for offering to employees under Employees Stock Option Scheme (ESOP).

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

RESERVES AND SURPLUS		As at 31st March, 2006		As at 31st March, 2005
Revaluation Reserve				
As per last Balance Sheet	2,729.88		2,733.53	
Add: On Revaluation [Refer Note 4 (a), Schedule 'O']	22,497.34		-	
	25,227.22		2,733.53	
Less: Net Assets transferred on Demerger [Refer Note 3, Schedule 'O']	19,119.55		-	
Less: Transferred to Profit and Loss Account [Refer Note 4, Schedule 'O']	1,452.82		-	
Less: Deduction on sale/ discarding of Revalued Assets	4.66		3.65	
		4,650.19		2,729.88
Capital Reserve				
As per last Balance Sheet		291.28		291.28
Capital Redemption Reserve				
As per last Balance Sheet	887.94		885.07	
Add: Transferred from General Reserve on buyback of Equity Shares	-		2.87	
		887.94		887.94
Securities Premium Account				
As per last Balance Sheet	15,467.66		15,825.07	
Less: Premium on Buyback of Equity Shares	-		146.74	
Less: Premium on Redemption of Debentures/Bonds	0.25		210.67	
	15,467.41		15,467.66	
Less: Calls in arrears - by others	1.84		2.25	
		15,465.57		15,465.41
Debentures Redemption Reserve				
As per last Balance Sheet	550.02		550.02	
Add: Transferred from Profit and Loss Account	37.00		-	
		587.02		550.02
General Reserve				
As per last Balance Sheet	10,117.84		7,181.78	
Less: Transferred to Capital Redemption Reserve on Buyback of Equity Shares	-		2.87	
Less: Transferred to Profit and Loss Account*	-		61.07	
	10,117.84		7,117.84	
Add: Transferred from Profit and Loss Account	13,382.16		3,000.00	
		23,500.00		10,117.84
Profit and Loss Account		3,029.09		8,967.86
TOTAL		48,411.09		39,010.23

*Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,563.43 crore (Previous Year Rs. 2,563.43 crore).

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

(Rs. in crore)

SECURED LOANS		As at 31st March, 2006		As at 31st March, 2005
A DEBENTURES				
Non Convertible Debentures		6,038.35		7,074.75
B WORKING CAPITAL LOANS				
From Banks				
Foreign Currency Loans	1,150.53		864.84	
Rupee Loans	476.02		33.31	
		1,626.55		898.15
TOTAL		7,664.90		7,972.90

1. (a) Debentures referred to in A above to the extent of Rs. 3,266.67 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

   (b) Debentures referred to in A above to the extent of Rs. 566.25 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar in the State of Gujarat and on the movable properties situated at Hazira, District Surat in the State of Gujarat.

   (c) Debentures referred to in A above to the extent of Rs. 2,205.43 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

   (d) Debentures referred to in A above are redeemable at par, in one or more installments, on various dates with the earliest redemption being on 30th April, 2006 and the last being on 24th November, 2018. The debentures are redeemable as follows: Rs. 981.40 crore in financial year 2006-07, Rs. 1,143.65 crore in financial year 2007-08, Rs. 976.00 crore in financial year 2008-09, Rs. 742.30 crore in financial year 2009-10, Rs. 175.00 crore in financial year 2010-11, Rs. 250.00 crore in financial year 2011-12, Rs. 470.00 crore in financial year 2012-13, Rs. 383.33 crore in financial year 2013-14, Rs. 383.34 crore in financial year 2014-15, Rs. 133.33 crore in financial year 2015-16, Rs. 133.33 crore in financial year 2016-17, Rs. 133.33 crore in financial year 2017-18 and Rs. 133.34 crore in financial year 2018-19.

2. Working Capital Loans from Banks referred to in B above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims etc. save and except receivable of Oil and Gas Division.

SCHEDULE 'D'

(Rs. in crore)

UNSECURED LOANS		As at 31st March, 2006		As at 31st March, 2005
A Long Term				
i) From Banks	8,323.28		6,459.40	
ii) From Others	2,154.13		1,809.73	
		10,477.41		8,269.13
B Short Term				
i) From Banks	3,666.80		886.06	
ii) From Others	56.50		1,656.50	
		3,723.30		2,542.56
TOTAL		14,200.71		10,811.69

Schedules forming part of the Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

Description	Gross Block					Depreciation		Net Block	
	As at 01-04-2005	Revaluation	Additions	Deductions/ Adjustments	As at 31-03-2006	For the Year	Upto 31-03-2006	As at 31-03-2006	As at 31-03-2005
OWN ASSETS :									
Leasehold Land	74.24	-	2.49	4.03	72.70	1.06	6.78	65.92	68.29
Freehold Land	367.03	-	64.45	12.34	419.14	-	-	419.14	367.03
Buildings	3,180.58	527.29	668.49	153.92	4,222.44	139.68	955.14	3,267.30	2,333.00
Plant & Machinery	46,187.61	20,980.87	6,616.03	445.12	73,339.39	4,258.47	25,407.61	47,931.78	24,681.20
Electrical Installations	990.41	640.67	340.85	21.35	1,950.58	98.69	598.88	1,351.70	472.05
Equipments	899.88	348.51	38.28	14.47	1,272.20	77.80	384.37	887.83	587.06
Furniture & Fixtures	304.76	-	32.43	40.07	297.12	20.83	135.25	161.87	166.86
Vehicles	149.70	-	38.13	52.09	135.74	21.01	68.07	67.67	69.65
Ships	259.38	-	17.03	-	276.41	9.09	193.81	82.60	74.66
Aircrafts & Helicopters	87.31	-	38.84	8.84	117.31	12.53	58.57	58.74	38.60
Jetties	646.97	-	-	-	646.97	71.37	342.38	304.59	375.96
Sub-Total	53,147.87	22,497.34	7,857.02	752.23	82,750.00	4,710.53	28,150.86	54,599.14	29,234.36
LEASED ASSETS :									
Plant & Machinery	-	-	-	-	-	-	-	-	-
Ships	9.98	-	-	-	9.98	2.00	9.65	0.33	2.33
Sub-Total	9.98	-	-	-	9.98	2.00	9.65	0.33	2.33
INTANGIBLE ASSETS :									
Technical Knowhow fees**	1,750.11	-	176.86	-	1,926.97	100.55	940.48	986.49	910.18
Software **	217.86	-	65.32	-	283.18	40.65	152.39	130.79	106.12
Sub-Total	1,967.97	-	242.18	-	2,210.15	141.20	1,092.87	1,117.28	1,016.30
Total	55,125.82	22,497.34	8,099.20	752.23	84,970.13	4,853.73*	29,253.38	55,716.75	30,252.99
Previous Year	53,502.91	-	3,862.77	2,239.86	55,125.82	3,784.57	24,872.83	30,252.99	
Capital Work-in-Progress								6,957.79	4,829.29

NOTES :

a) Leasehold Land includes Rs. 0.11 crore (Previous year Rs. 0.11 crore) in respect of which lease-deeds are pending execution.

b) Buildings include:

i) Cost of shares in Co-operative Societies Rs. 0.03 crore (Previous Year Rs. 0.01 crore).

ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase/ acquisition of 1,94,819 Equity shares of Re.1 each of M/s Mature Trading and Investments Private Limited with a right of occupancy of certain area of a commercial premises.

iii) Rs. 29,125 (Previous Year Rs. 29,125) towards 5 shares of Rs. 200 each of Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited, 60 shares of Rs. 100 each of New Piece Goods Bazar Co. Limited, 15 shares of Rs. 100 each of Pandesara Industrial Co-operative Society Limited, 20 shares of Rs. 200 each of The Bombay Market Art Silk Co-operative (Shops & Warehouses) Society Limited and 225 shares of Rs. 100 each, Rs. 25 paid up of Crimpers Industrial Co-operative Society Limited, with a right of occupancy of certain area of concerned commercial premises.

c) Capital-work-in progress includes:

i) Rs. 486.91 crore on account of pre-operative expenses. (Previous Year Rs. 225.64 crore)

ii) Rs. 320.58 crore on account of cost of construction materials at site. (Previous Year Rs. 426.40 crore)

iii) Rs. 438.36 crore on account of advance against capital expenditure. (Previous Year Rs. 851.44 crore)

d) Additions/ Deletions and Capital work-in-Progress is net of a gain of Rs. 39.17 crore on account of exchange difference during the year. (Previous Year a gain of Rs. 54.37 crore)

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs. 22,497.34 crore being the amount added on revaluation of Building, Plant and Machinery, Electrical Installations and Equipments as at 01.08.2005.

g) Deduction from Gross Block includes assets demerged on 31st August, 2005 amounting to Rs. 355.40 crore as per the Scheme of Arrangement approved by the Hon'ble High Court of Mumbai on 9th December, 2005 effective from 21st December, 2005 as below:

		(Rs. in crore)
i)	Leasehold Land	4.03
ii)	Freehold Land	12.34
iii)	Buildings	151.15
iv)	Plant & Machinery	67.44
v)	Electrical Installation	18.49
vi)	Equipment	13.15
vii)	Furniture & Fixtures	39.32
viii)	Vehicles	40.64
ix)	Aircrafts and Helicopter	8.84
		355.40

* Refer to Note 4 , Schedule 'O'

** Other than internally generated

Schedules forming part of the Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

INVESTMENTS		As at 31st March, 2006		As at 31st March, 2005	
A. LONG TERM INVESTMENTS					
Government and other Securities - Quoted					
8,660 (8,660)	6.75% UTI US64 Tax Free Bonds of Rs. 100 each	0.08		0.08	
		0.08		0.08	
Government and other Securities - Unquoted					
	Kisan Vikas Patra (Rs. Nil; Previous Year Rs. 20,000)	-		-	
	7 Years National Savings Certificate (Deposited with Sales Tax Department) (Rs. 11,000;Previous Year Rs. 12,000)	-		-	
	6 Years National Savings Certificate (Deposited with Sales Tax Department)	0.01		0.01	
		0.01		0.01	
			0.09		0.09
Trade Investments					
In Equity Shares Unquoted,fully paid up					
- (165)	The Art Silk Co-operative Society Limited of Rs. 100 each (Rs. NIL;Previous Year Rs. 16,500)	-		-	
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	10.00		10.00	
1,30,00,000 (1,30,00,000)	Petronet V.K. Limited of Rs. 10 each	13.00		13.00	
11,08,500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	3.93		3.93	
- (118)	Reliance Petroproducts Private Limited of Rs. 10 each (Rs. NIL; Previous year Rs. 1,180)	-		-	
- (145)	Reliance Global Trading Private Limited of Rs. 10 each (Rs. NIL; Previous Year Rs. 1,450)	-		-	
		26.93		26.93	
In Equity Shares Unquoted, Partly Paid Up					
- (226)	Reliance Global Trading Private Limited of Rs. 10 each, Rs. 2.50 paid up (Rs. NIL; Previous Year Rs. 565)	-		-	
- (182)	Reliance Petroproducts Private Limited of Rs. 10 each, Rs. 2.50 paid up (Rs. NIL; Previous Year Rs. 455)	-		-	
		-		-	
			26.93		26.93
Other Investments					
In Equity Shares-Quoted, fully paid up					
- (15,51,549)	Reliance Energy Limited of Rs. 10 each (Company under the same management till 18th June, 2005)	-		33.73*	
- (6,00,89,966)	Reliance Capital Limited of Rs. 10 each	-		485.80*	
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs. 10 each	16.58		16.58	
		16.58		536.11	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

(Rs. in crore)

		As at 31st March, 2006		As at 31st March, 2005	
In Equity Shares-Unquoted, fully paid up					
- (51,02,080)	Reliance Telecom Limited of Rs. 10 each	-		4.46*	
- (31,50,00,000)	Reliance Infocomm Limited of Re 1 each (Company under the same management till 26th June, 2005)	-		31.50*	
- (2,55,00,175)	Reliance General Insurance Company Limited of Rs. 10 each	-		25.50*	
- (5,00,175)	Reliance Life Insurance Company Limited of Rs. 10 each	-		0.50*	
- (90,00,00,000)	Reliance Communications Infrastructure Limited of Re 1 each (Company under the same management till 26th June, 2005)	-		2,331.00*	
- (1,000)	Air Control & Chemical Engineering Co. Limited of Rs. 100 each	-		0.01	
22,500 (45,000)	Reliance LNG Limited of Rs. 10 each	0.02		0.05	
		0.02		2,393.02	
In Preference Shares-Unquoted, fully paid up					
- (162,00,00,000)	10% Cumulative Redeemable / Optionally Convertible Preference Shares of Reliance Infocomm Limited of Re. 1 each (Company under the same Management till 26th June, 2005)	-		8,100.00	
		-		8,100.00	
In Debentures-Unquoted, fully paid up					
- (6,40,140)	Deep Discount Bonds of Reliance Communications Infrastructure Limited of Maturity Value Rs. 68,550 each (Company under the same Management till 26th June, 2005)	-		1,600.02	
		-		1,600.02	
			16.60		12,629.15
In Equity Shares of Subsidiary Companies-Unquoted, fully paid up					
14,75,04,400 (14,75,04,400)	Reliance Industrial Investments and Holdings Limited of Rs. 10 each	147.50		147.50	
- (20,20,000)	Reliance Power Venture Limited of Rs. 10 each	-		2.02	
20,20,000 (20,20,000)	Reliance Ventures Limited of Rs. 10 each	2.02		2.02	
20,20,200 (20,20,200)	Reliance Strategic Investments Limited of Rs. 10 each	2.02		2.02	
- (50,000)	Reliance Gas Pipelines Limited (Formerly Gas Transportation & Infrastructure Company Limited) of Rs. 10 each	-		0.05	
- (-)	Reliance Technologies LLC. (90% Interest)	-		-	
- (5,56,400)	Reliance Do Brasil Industria E Comercio De Produtos Texteis, Quimicos, Petroquimicos E Derivados Ltda (Reliance Brazil LLC.) of 1 Reais each	-		0.88	
10,000 (10,000)	Reliance Netherland B.V. of Euro 1 each	0.06		0.06	
5,450 (-)	Reliance Industries (Middle East) DMCC of AED 1000 each	6.55		-	
50,000 (-)	Reliance Infrastructure Limited of Rs. 10 each	0.05		-	
270,00,00,000 (-)	Reliance Petroleum Limited of Rs. 10 each (Refer Note 4 below)	2,700.00		-	
21,50,50,000 (-)	Reliance Retail Limited of Re 10 each	215.05		-	
		3,073.25		154.55	
In Preference Shares of Subsidiary Companies-Unquoted, fully paid up					
10,00,000 (10,00,000)	5% Cumulative Redeemable Non Convertible Preference Shares of Reliance Ventures Limited of Re 1 each	10.00		10.00	
		10.00		10.00	

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

(Rs. in crore)

			As at 31st March, 2006		As at 31st March, 2005
In Debentures of Subsidiary Companies-Unquoted, fully paid up					
2,79,90,000 (2,79,90,000)	0% Unsecured Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 100 each	279.90		279.90	
8,83,143 (8,83,143)	0% Unsecured Optionally Convertible Debentures of Reliance Industrial Investments and Holdings Limited of Rs. 5000 each	441.58		441.58	
		721.48		721.48	
			3,804.73		886.03
	Total (A)		3,848.35		13,542.20
B. CURRENT INVESTMENTS					
Other Investments					
	In Government Securities-Quoted				
	11.99% GOI 2009	85.67		92.15	
	6.18% GOI 2005	-		670.20	
	10.20% GOI 2005	-		25.69	
	9.90% GOI 2005	-		30.16	
	11.75% GOI 2006	165.33		-	
	11.90% GOI 2007	254.01		-	
		505.01		818.20	
	In Treasury Bills-Quoted				
	91 days Treasury Bills	-		415.32	
	364 days Treasury Bills	1.91		1699.32	
		1.91		2114.64	
	In Units-Unquoted				
- (14,54,06,713)	Reliance Liquid Fund-Treasury Plan-Institutional Plan-Growth Option-Growth Plan of Rs. 10 each	-		235.00	
- (1,65,81,915)	Reliance Liquid Fund - Cash Plan of Rs. 10 each	-		19.42	
- (9,71,36,418)	Reliance Floating Rate Fund-Growth Plan-Growth Option of Rs. 10 per unit	-		100.00	
- (9,93,31,499)	Reliance Floating Rate Fund-Monthly Dividend Plan of Rs. 10 per unit	-		100.00	
- (10,68,39,963)	Reliance Long Term Gilt Plan-Retail Plan-Growth Option of Rs. 10 per unit	-		122.00	
7,15,08,763 (-)	HDFC Mutual Fund-HDFC Liquid Fund-Premium Plus-Plan Growth of Rs. 10 per unit.	100.00		-	
11,47,93,693 (-)	Principal PNB Asset Management-Principal Cash Management Liquid option Institutional-Prem-Plan Growth of Rs.10 per unit	125.00		-	
9,57,47,048 (-)	Kotak Mahindra Mutual Fund-Kotak Liquid Fund-Institutional-Premium-Growth of Rs. 10 per unit	135.06		-	
23,44,30,323 (-)	Birla Sunlife Mutual Fund-Birla Cash Plus-Institutional Premium Growth of Rs. 10 per unit	260.17		-	
3,81,93,704 (-)	SBI Mutual Fund Magnum Iinstitutional Income Fund Savings Growth of Rs. 10 per unit	43.00		-	
24,46,617 (-)	DSP Merrill Lynch Liquid Fund-Institutional Growth of Rs. 1000 per unit	249.78		-	
14,68,12,696 (-)	Prudential ICICI Institutional Liquid Plan-Super Institutional -Growth of Rs. 10 per unit	149.95		-	
25,27,892 (-)	Standard Chartered Mutual Fund-G69 Standard Chartered Liquidity Manager Plus Growth of Rs. 1000 per unit	252.95		-	
5,09,39,321 (-)	UTI Mutual Fund-UTI Money Market Fund Growth Plan of Rs. 10 per unit	100.00		-	
7,29,57,908 (-)	ABN AMRO Assets Management - ABN AMRO Floating Rate-Fund-Institutional-Plus-Growth of Rs. 10 per unit	75.00		-	
		1,490.91		576.42	
	Total (B)		1,997.83		3,509.26
	Total (A+B)		5,846.18		17,051.46

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

NOTES :

1. (*) Represent investments demerged as per the Scheme of Arrangement as at 31st August, 2005, approved by the Hon'ble High Court of Mumbai on 9th December, 2005 and was effective from 21st December, 2005.
2. Investment in 165 Equity Shares of Art Silk Co-operative Society Limited of Rs. 16,500 has been written off during the year.
3. During the year 162,00,00,000 10% Cumulative Redeemable Optionally Convertible Preference Shares of Reliance Infocomm Limited of Rs. 8,100 crore along with accrued premium of Rs. 1,108.27 crore upto 31st March, 2005 were convereted into 287,75,85,350 Equity Shares of Reliance Infocomm Limited of Re. 1 each. These equity shares were demerged to Reliance Communication Ventures Limited on 31st August, 2005 as per the Scheme of Arrangement approved by the Hon'ble High Court of Mumbai on 9th December, 2005 and which was effective from 21st December, 2005.
4. Investment in 270,00,00,000 Equity Shares of Reliance Petroleum Limited are subject to a lock in period of 1 year.

INVESTMENTS (Rs. in crore)

AGGREGATE VALUE OF	As at 31st March, 2006		As at 31st March, 2005	
	Book Value	**Market Value**	Book Value	Market Value
Quoted Investments	**523.58**	**780.71**	3,469.03	4,156.40
Unquoted Investments	**5,322.60**	-	13,582.43	-

Movements during the year

Investments Purchased and Demerged / Sold / Cancelled during the year

Certificate of Deposits	**Face Value (Rs.)**	**Nos.**	**Cost (Rs. in crore)**
ABN Amro Bank	1 00 000	4,000	38.00
Allahabad Bank	1 00 000	16,500	162.77
American Express Bank	1 00 000	2,000	19.69
Federal Bank	1 00 000	2,000	19.22
HDFC Bank	1 00 000	4,000	38.86
ICICI Bank	1 00 000	30,000	281.36
IDBI Bank	1 00 000	2,500	24.04
Ing Vysya Bank	1 00 000	16,500	161.77
Jammu & Kashmir Bank	1 00 000	24,000	236.71
Karnataka Bank	1 00 000	7,000	68.34
Kotak Mahindra Bank	1 00 000	11,000	103.40
State Bank of Bikaner & Jaipur	1 00 000	9,500	88.94
State Bank of Indore	1 00 000	7,500	70.10
State Bank of Patiala	1 00 000	1,500	14.29
State Bank of Travancore	1 00 000	7,500	72.65
UTI Bank	1 00 000	13,500	132.50

Mutual Fund Units	**Face Value (Rs.)**	**Nos. (in Lakhs)**	**Cost (Rs. in crore)**
ABN AMRO Asset Management- Flexi-Debt-Fund-Regular Growth	10	716.64	75.00
ABN AMRO Asset Management- Floating Rate Fund-Short Term-Institutional-Growth	10	475.75	50.00
ABN AMRO Asset Management-Cash Fund-Institutional Plus-Growth	10	5,272.63	533.00
ABN AMRO Asset Managment- Cash Fund-Institutional Growth	10	11,131.99	1,160.03
Birla Sun Life Mutual Fund-Birla Bond Plus-Institutional-Growth	10	776.00	100.00
Birla Sun Life Mutual Fund-Birla Cash Plus-Institutional Premium-Growth	10	8,514.45	934.87
Deutsche Mutual Fund Floating Rate Reg-Growth	10	1,369.45	150.00
Deutsche Insta Cash Plus Fund Institutional Growth Option	10	11,378.87	1,205.38
DSP Merrill Lynch Liquid Fund-Institutional Plan-Growth	1 000	129.74	1,312.00
DSP Merrill Lynch Liquidity Fund - Regular Growth	10	13,307.43	2,188.00
G69 Standard Chartered Liquidity Manager Plus Growth	1 000	27.49	275.00
HDFC Cash Management Fund-Saving Plan-Growth	10	4,377.01	619.00
HDFC Mutual Fund-HDFC Liquid Fund-Premium Plus-Plan Growth	10	8,466.44	1,135.00
HSBC Cash Fund Institutional Plus - Growth Option	10	16,149.66	1,717.00
HSBC Mutual Fund-Floating Rate Fund-Short Term-Institutional Option-Growth	10	2,142.35	221.00
ING Vysya Mutual Fund-Liquid Fund-Super Institutional-Growth Plan	10	6,223.50	633.00
JM Mutual Fund High Liquidity Fund super Institutional Plan Growth Option	10	12,895.91	1,373.11
JM Mutual Fund-JM Floater Fund-Long Term-Premium-Growth	10	476.69	50.00

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Contd.)

Mutual Fund Units (Contd.)	Face Value (Rs.)	Nos. (in Lakhs)	Cost (Rs. in crore)
Kotak Mahindra Mutual Fund-Floater Fund-Short Term-Growth	10	1,797.63	200.00
Kotak Mahindra Mutual Fund- Liquid Fund-Institutional Premium-Growth	10	6,586.37	913.91
Prudential ICICI Institutional Liquid Plan-Super Institutional Growth	10	8,063.78	813.00
Prudential ICICI Liquid Plan Institutional Plus Growth Option	10	16,270.04	2,719.00
PNB-Principal-Floating Rate Fund-SMP Institutional Option Growth	10	950.87	100.00
PNB Principal Cash Management Liquid Option Institutional-Premium-Plan Growth	10	20,826.26	2,225.11
PNB-Principal Floating Rate Fund-Flexi-Maturity-Plan Institutional Option Growth Plan	10	473.80	50.00
PNB-Principal Income Fund-Short Term-Institutional-Growth Plan	10	219.20	25.00
Reliance Liquid Fund -Cash Plan Growth Option	10	7,460.94	874.00
SBI Magnum Institutional Income Fund Savings Growth	10	4,108.61	454.00
Standard Chartered Mutual Fund-GCCG Grindlays Cash Fund-Super Institutional Plan C-Growth	10	23,538.57	2,516.00
Standard Chartered Mutual Fund Floating Rate-Short Term-Super Institutional Plan C-Growth	10	2,247.38	241.00
Standard Chartered Mutual Fund-Standard Chartered-Liquidity Manager -Growth	10	3,099.06	312.00
Templeton India Treasury Management A/c Super-Institutional-Plan Growth	1000	40.73	415.00
Templeton India Treasury MGT A/c Institutional-Growth	1000	58.36	608.00
UTI Mutual Fund-Floating Rate Fund-Short Term Plan-Growth Option	10	2,715.44	300.00
UTI Liquid Cash Plan Institutional-Growth Option	1000	151.57	1,700.00
Government Securities & Treasury Bills			
9.90% GOI 2005	100	70.00	70.15
10.20% GOI 2005	100	32.59	32.99
11.68% GOI 2006	100	50.00	52.65
11.75% GOI 2006	100	10.00	10.54
7.55% GOI 2010	100	1,360.00	1,405.81
9.39% GOI 2011	100	145.00	162.45
6.85% GOI 2012	100	570.00	569.67
7.27% GOI 2013	100	115.00	117.68
7.37% GOI 2014	100	810.00	832.96
7.38% GOI 2015	100	30.00	30.65
7.46% GOI 2017	100	50.00	50.30
7.49% GOI 2017	100	50.00	52.32
8.07% GOI 2017	100	950.00	1,012.67
91 Days Treasury Bills	100	405.00	399.97
182 Days Treasury Bills	100	145.00	141.34
364 Days Treasury Bills	100	2,642.00	2,534.85
Preference Shares of:			
Reliance Telecom Limited	10	450.00	444.34
Equity Shares of:			
Reliance Energy Limited	10	893.73	2,878.94
Reliance Telecom Limited	10	19.93	52.59
World Tel Holding Bermuda	$ 0.05	0.70	1.93
Reliance Capital Ventures Limited	10	0.50	0.05
Reliance Communication Ventures Limited	5	1.00	0.05
Reliance Energy Ventures Limited	10	0.50	0.05
Reliance Natural Resources Limited (fomerly known as Global Fuel Management Services Limited)	5	1.00	0.05
Relene Petrochemicals Limited	10	3,090.10	309.01
Reliance Patalganga Power Limited	10	0.50	0.05
Reliance Thermal Energy Private Limited	10	0.50	0.05
Jayamkondam Power Private Limited	10	0.50	0.05
Reliance Power Limited	10	0.50	0.05
Hirma Power Private Limited (Rs. 43,625)	10	4.23	0.00

Note: The above does not include movements on account of Collateralised Borrowings and Lending Obligations.

Schedules forming part of the Balance Sheet

SCHEDULE 'G'

(Rs. in crore)

CURRENT ASSETS	As at 31st March, 2006		As at 31st March, 2005	
INVENTORIES				
Stores, Chemicals and Packing Materials	834.27		679.45	
Raw Materials	4,169.29		3,748.36	
Stock-in-Process	1,739.60		971.45	
Finished Goods / Traded Goods	3,376.66		2,013.62	
		10,119.82		7,412.88
SUNDRY DEBTORS (Unsecured and Considered Good)				
Over six months	21.91		42.18	
Others	4,141.71		3,885.63	
		4,163.62		3,927.81
CASH AND BANK BALANCES				
Cash on hand	1.61		2.07	
Balance with Banks				
In Current Accounts :				
With Scheduled Banks	235.02		382.08	
With Others*	2.68		0.36	
In Fixed Deposit Accounts :				
With Scheduled Banks	1,906.85		3,224.28	
		2,146.16		3,608.79
OTHER CURRENT ASSETS				
Interest Accrued On Investments	24.94		979.32	
Premium Accrued on Investments in Preference Shares $	0.12		1,108.34	
		25.06		2,087.66
TOTAL		16,454.66		17,037.14

* Includes balances with non-scheduled banks as follows:

(Rs. in crore)

	As at 31st March, 2006	As at 31st March, 2005	Maximum Balance at any time during the year 2005-06	2004-05
Municipal Co-operative Bank	-	-	-	0.24
ABN Amro Bank, Shanghai	0.20	0.07	0.59	1.77
ABN Amro Bank, Jakarta	0.07	0.07	0.18	0.15
ABN Amro Bank, Jebel Ali	0.28	0.08	1.24	1.58
Hongkong and Shanghai Banking Corporation, Turkey	0.11	0.11	0.21	0.22
Hongkong and Shanghai Banking Corporation, Vietnam	0.06	0.03	0.11	0.13
Hongkong and Shanghai Banking Corporation, New York	1.86	-	1.86	-
Stadtsparkasse Koln, Frankfurt (Previous Year Rs. 2,036)	0.10	-	0.15	0.14

$ Premium accrued on Investments in Preference Shares represents Rs. 0.12 crore (Previous Year Rs. 0.07 crore) receivable on investments in Preference Shares of Reliance Ventures Limited, a wholly owned Subsidiary of the Company.

Schedules forming part of the Balance Sheet

SCHEDULE 'H'

(Rs. in crore)

LOANS AND ADVANCES		As at 31st March, 2006		As at 31st March, 2005
UNSECURED - (Considered Good Unless Otherwise Stated)				
Loans to subsidiary companies		4,509.95		7,703.73
Advances recoverable in cash or in kind or for value to be received	1,535.82		1,418.72	
Less: Considered Doubtful	69.88		69.88	
		1,465.94		1,348.84
Deposits		1,412.92		1,846.17
Balance with Customs, Central Excise Authorities, etc.		730.98		516.63
TOTAL		8,119.79		11,415.37

Advances include Rs. 25.00 crore Share Application money paid to Reliance Infrastructure Limited, a wholly owned Subsidiary of the Company. Lease Rent receivable as at 31st August, 2005, amounting to Rs. 46.20 crore was demerged as per the Scheme of Arrangement approved by the Hon'ble High Court of Mumbai on 9th December, 2005 and which was effective from 21st December, 2005.

SCHEDULE 'I'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS		As at 31st March, 2006		As at 31st March, 2005
CURRENT LIABILITIES				
Sundry Creditors - Small Scale Industries @	7.41		4.48	
Sundry Creditors - Others *	12,159.46		13,205.28	
Liability for Leased Assets	0.81		2.74	
Unpaid Dividend #	58.29		51.84	
Unpaid Matured debentures #	27.11		28.40	
Unpaid Call Money #	-		0.03	
Interest accrued on above #	0.19		0.54	
Interest accrued but not due on Loans	310.23		366.41	
		12,563.50		13,659.72
PROVISIONS				
Provision for Income Tax	900.00		705.00	
Provision for Fringe Benefit Tax	30.72		-	
Provision for Wealth Tax	20.65		12.65	
Provision for Leave encashment/Superannuation/Gratuity	238.60		174.57	
Other Provisions	1,112.06		1,387.87	
Proposed Dividend	1,393.51		1,045.13	
Tax on Dividend	195.44		146.58	
		3,890.98		3,471.80
TOTAL		16,454.48		17,131.52

The company has recognized liability based on substantial degree of estimation for excise duty payable on clearance of goods lying in stock as on 31st March, 2005 of Rs. 254.12 crore as per the estimated pattern of despatches. During the year Rs. 237.56 crore was utilized for clearance of goods and unused balance of Rs. 16.56 crore was reversed. Liability recognized under this class for the year is Rs. 267.24 crore which is outstanding as on 31st March, 2006. Actual outflow is expected in the next financial year. The Company had recognised customs duty liability on goods imported under advance license of Rs. 902.91 crore as at 31st March, 2005. During the year further provision of Rs. 1,010.20 was made and sum of Rs. 1,356.09 crore were reversed on fulfilment of export obligation. Closing Balance on this account as at 31st March, 2006 is Rs 557.02 crore. Other class of liabilities where recognition is based on substantial degree of estimation relate to supplier / third party claims, rebates or demands against the company. Any additional information in this regard can be expected to prejudice seriously the position of the company.

Schedules forming part of the Balance Sheet

SCHEDULE 'I' (Contd.)

@ Small scale industrial undertakings to whom amounts are due have been determined based on the information available with the company and are as follows :
Aadi Energy Systems Pvt. Ltd., Accurate Paper Tube P Ltd., Aditya Industries, Air Filter Industries Pvt. Ltd., Ajanta Sheet Metal Works, Ajanta Timber Mart, Aksh India Ltd.,Alchem Industries, Alplas Polymers, Ankleshwar Ammonia Supply Co, Anthia Machine Tools, Arpan International, ARham Steels Pvt. Ltd., Alliance Fittings & Forgings Ltd., Ashvin Corporation, Asian Engineering, Auto Strap India, Atisha Engineers, Axis Industries, B H Enterprise, B S Exports, B. Patel & Sons, Baliga Lihting Equipment, Bliss Anand Pvt. Limited, Biltube India Limited, Champ Instruments & Engineers, Chetan Electric Industries, Chhatariya Firetech Industries, Comet Industries, Comet Brass Products, Compack Industries, Cosmo Enterprises, Comet Engineers,Dabir Industries, Devhari Polymers, Dhruvi Pharma Pvt. Ltd., Dhruvil Enterprises, Dinsons Self Sticks Pvt Ltd., EAC Engineers,EBY Fasteners, Fluid-O-Tech Enterprise, Fourwents Engineering Company, GE Capital Transportation, Hamon Thermopack Engineers Pvt.Ltd., Hrp Industries, Impression, Indu Magnetic Private Limited, Industrial Engineering, Interlabels Industries (P) Limited, J & B Marketing, K M Enterprises, Kagaz Packaging, Kantilal Chunilal & Sons Appliances Pvt Ltd., Kas Plastics, Lotus Fibre, M&G Analyser Systems, Mahavir Motors, Mahavir Spinning Mills Ltd., M S Fittings Mfg. Co., MTL Instruments Pvt. Limited, Manohar Engineering Works, Mehta Cad-Cam Systems, Metasal Speciality Chemicals, Met-Pro Chemicals, Micro Engineering Pvt. Ltd., Mitesh Enterprise, N K Electric & Engineering Co, N Sunderlal & Co, Narlabs, National Chemical Industries, Neha Agencies, Neha Engineering, New Forge Industries, Nice Pack Industries Pvt Ltd., Nitin Fire Protection Industries, Oshiama Minerals & Chemicals, PLA Chem Industries, P S Corporation, Pack Print Industries, Paras Enterprises, Phansalkar Industries, Pipefit Engineers Pvt Ltd., Pooja Paper Crafts, Prabhat Trading Co., Programmed Engg. Products Pvt. Ltd., Precise Tools, Rajkamal Plastic Industries, Reliance Industrial Products, Riddhi Forms Pvt Ltd., S M Enterprise, SIP Tools, S S Engineering Works, S.M.Enterprises, Sanghvi Pallet Corporation, Sarigam Containers Private Limited, Seco Instruments Pvt. Ltd., Seigmet Minerals Corporation., Shakti Chemical & Minerals, Sheelas Engineering Works, Shree Ganesh Brush Co, Shree Ganesh Enterprises, Shree Krishna Packaging, Shriram Engineering Works, Sigma Polymer Industries, SPM Metallic Industries, Sri Saibaba Cotton Waste Spg. Mills, Sucheta Enterprises, Swastik Acids & Chemicals, Times Print-N-Pack, Tohem Enterprises, Tos Engineers, Ultra Pure Gas (I) Pvt Ltd., Vajrachem, Venus Engineering, Vibronics Pvt. Ltd., V M Corporation.

* Includes for capital expenditure Rs. 728.18 crore (Previous year Rs. 525.37 crore).

\# These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 2.37 crore (Previous Year Rs. 1.17 crore) which is held in abeyance due to legal cases pending.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J'

(Rs. in crore)

OTHER INCOME	2005-2006		2004-2005	
Dividend :				
From Long Term Investments		22.44		20.40
Interest Received :				
From Current Investments	94.03		58.10	
From Long Term Investments	88.01		207.36	
From Others	291.63		103.15	
[Tax Deducted at Source Rs. 66.39 crore (Previous Year Rs. 12.05 crore.)]		473.67		368.61
Premium on Investments in Preference Shares		0.05		910.76
Profit on Sale of Long Term Investments (net)	0.41		15.99	
Profit on Sale of Current Investments (net)	87.97		31.18	
		88.38		47.17
Profit on Sale of Fixed Assets		6.32		17.82
Miscellaneous Income		92.06		85.05
TOTAL		682.92		1,449.81

Schedules forming part of the Profit and Loss Account

SCHEDULE 'K'

(Rs. in crore)

VARIATION IN STOCKS		2005-06		2004-05
STOCK-IN-TRADE (at close)				
Finished Goods/Traded Goods	3,376.66		2,013.62	
Stock-in-process	1,739.60		971.45	
		5,116.26		2,985.07
STOCK-IN-TRADE (at commencement)				
Finished Goods/Traded Goods	2,013.62		2,757.04	
Stock-in-process	971.45		752.38	
		2,985.07		3,509.42
TOTAL		2,131.19		(524.35)

SCHEDULE 'L'

(Rs. in crore)

MANUFACTURING AND OTHER EXPENSES		2005-06		2004-05
RAW MATERIAL CONSUMED		55,826.18		43,575.32
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	1,396.98		1,486.17	
Electric Power, Fuel and Water	1,146.26		907.94	
Machinery Repairs	249.75		177.14	
Building Repairs	45.37		65.23	
Labour, Processing, Production Royalty and Machinery Hire Charges	418.56		126.83	
Excise Duty	333.54		132.47	
Lease Rent	16.57		17.88	
Exchange Differences (Net)	105.94		(153.57)	
		3,712.97		2,760.09
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	774.68		615.10	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	100.35		121.70	
Employee Welfare and other amenities	103.42		109.60	
		978.45		846.40
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	34.63		114.56	
Brokerage, Discount and Commission	287.00		245.89	
Warehousing and Distribution Expenses	1,775.93		1,009.78	
Sales Tax including defeased / Service Tax	2,636.19		454.72	
		4,733.75		1,824.95
ESTABLISHMENT EXPENSES				
Insurance	218.01		217.04	
Rent	139.73		179.46	
Rates & Taxes	203.33		212.71	
Other Repairs	107.06		81.76	
Travelling Expenses	89.82		72.94	
Payment to Auditors	7.48		4.56	
Professional Fees	255.22		193.17	
Loss on Sale / Discarding of Assets	6.59		26.74	
General Expenses *	370.15		327.52	
Wealth Tax	8.00		8.00	
Charity and Donations	25.70		38.31	
		1,431.09		1,362.21
		66,682.44		50,368.97
Less : Preoperative Expenses of Projects Under Commissioning (Net)		155.14		9.60
TOTAL		66,527.30		50,359.37

* Includes Dimunition in value of current investments Rs. 23.43 crore (Previous Year Rs. 2.94 crore) and Provision for Doubtful Claims of Rs. NIL (Previous Year Rs. 69.88 crore).

Schedules forming part of the Profit and Loss Account

SCHEDULE 'M'

(Rs. in crore)

INTEREST AND FINANCE CHARGES	2005-06	2004-05
Debentures	543.08	816.39
Fixed Loans	219.97	210.74
Others	113.99	441.53
TOTAL	877.04	1,468.66

Significant Accounting Policies

SCHEDULE 'N'

SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956, except for certain fixed assets which are revalued.

B. Use of Estimates

The preparation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognised in the period in which the results are known / materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat / value added tax and includes amounts added on revaluation, less accumulated depreciation and impairment loss, if any. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustments arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

a) Operating Leases: Rentals are expensed with reference to lease terms and other considerations.

b) (i) Finance leases prior to 1st April, 2001: Rentals are expensed with reference to lease terms and other considerations.

(ii) Finance leases on or after 1st April, 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.

c) However, rentals referred to in (a) or (b) (i) above and the interest component referred to in (b) (ii) above pertaining to the period upto the date of commissioning of the assets are capitalised.

d) All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs in respect of lease are expensed in the year in which such costs are incurred. Income from lease assets is accounted by applying the interest rate implicit in the lease to the net investment.

E. Intangible Assets

Intangible Assets are stated at cost of acquisition less accumulated amortisation. Technical know how is amortised over the useful life of the underlying plant. Computer Software is amortised over a period of 5 years. Amortisation is done on written down value basis except in respect of crude oil refining where it is so amortised on straight-line basis.

F. Depreciation

Depreciation on fixed assets is provided on written down value method at the rate and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except on fixed assets pertaining to crude oil refining and marketing infrastructure for petroleum products, depreciation is charged over its residual life on straight line method (SLM); on fixed bed catalyst depreciation is provided over its useful life ranging from 2 to 9 years; on fixed bed catalysts having life of less than 2 years 100% depreciation is provided in the year of addition; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation is provided as aforesaid over the residual life of the respective plants; on development rights and producing properties depreciation is provided in proportion of oil and gas production achieved vis a vis the proved reserves (net of reserves to be retained to cover abandonment costs as per the production sharing contract and the Government of India's share in the reserves) considering the estimated future expenditure on developing the reserves as per technical evaluation; premium on leasehold land is amortised over the period of lease; cost of jetty is amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the company; on amounts added on revaluation depreciation is charged as aforesaid over the residual life of the assets as certified by the valuers; on assets acquired under finance lease from 1st April, 2001 depreciation is spread over the lease term.

SCHEDULE 'N' (Contd.)

G. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting period is reversed if there has been a change in the estimate of recoverable amount.

H. Foreign Currency Transactions

(a) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognized as exchange difference and the premium paid on forward contracts has been recognized over the life of the contract.

(c) Non monetary foreign currency items are carried at cost.

(d) In respect of branches, which are integral foreign operations, all transactions are translated at rates prevailing at the time of transaction or that approximates the actual rate as at the date of transaction. Branch monetary assets and liabilities are restated at the year end rates.

(e) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

I. Investments

Current investments are carried at the lower of cost and quoted / fair value, computed category wise. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

J. Inventories

Items of inventories are measured at lower of cost or net realisable value, after providing for obsolescence, if any. Cost of inventories comprises of all cost of purchase, cost of conversion and other costs incurred in bringing them to their respective present location and condition. Cost of raw materials, process chemicals, stores and spares, packing materials, trading and other products are determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

K. Turnover

Turnover includes sale of goods, services, sales tax, service tax, excise duty and sales during trial run period, adjusted for discounts (net), Value Added Tax and gain / loss on corresponding hedge contracts.

L. Excise Duty and Sales Tax

Excise duty is accounted on the basis of, both, payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses. Sales tax charged to Profit and Loss Account includes payments made for assignment of deferred sales tax liabilities.

M. Employee Retirement Benefits

Company's contributions to Provident Fund and Superannuation Fund are charged to Profit and Loss Account. Gratuity and Leave Encashment Benefit are charged to Profit and Loss Account on the basis of actuarial valuation as at year end.

N. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

O. Financial Derivatives and Commodity Hedging Transactions

Financial Derivatives and commodity hedging contracts are accounted on the date of their settlement and realised gain / loss in respect of settled contracts are recognised in the profit and loss account, along with the underlying transactions.

P. Accounting for Oil and Gas Activity

The Company has adopted Full Cost Method of accounting for its Oil and Gas activity and all costs incurred in prospecting, acquisition, exploration and development are accumulated considering the country as a cost centre. Oil and Gas Joint Ventures are in the nature of Jointly Controlled Assets. Accordingly assets and liabilities as well as income and expenditure are accounted on the basis of available information on line by line basis with similar items in the company's financial statements, according to the participating interest of the company.

SCHEDULE 'N' (Contd.)

Q. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income-tax Act, 1961. Deferred tax resulting from "timing difference" between book and taxable profit is accounted for using the tax rates and laws that are enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the asset will be realised in future.

R. Employee Separation Costs

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the Company is debited to the profit and loss account in the year of payment.

S. Issue Expenses

Issue expenses pertaining to the projects are capitalised.

T. Premium on Redemption of Bonds / Debentures

Premium on redemption of Bonds / Debentures, net of tax impact, are adjusted against the Securities Premium Account.

U. Premium on Investments in Preference Shares

Premium on Investments in Preference Shares is recognised as income over the maturity period of investment.

V. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent Liabilities are not recognized but are disclosed in the notes. Contingent Assets are neither recognized nor disclosed in the financial statements.

Notes on Accounts

SCHEDULE 'O'

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary. Accordingly, amounts and other disclosures for the preceding year are included as an integral part of the current year financial statements and are to be read in relation to the amounts and other disclosures relating to the current year.

2. Turnover includes Income from Services of Rs. 99.01 crore (Previous Year Rs. 346.88 crore).

3. The Company's Scheme of Arrangement (Scheme), to demerge certain undertakings to four resulting companies was approved by the Hon'ble High Court of Mumbai on 9th December, 2005 and is effective from 21st December, 2005.

   In terms of the Scheme, the assets and liabilities relatable to the demerged undertakings have been transferred at values appearing in the books of accounts as on the close of business on 31st August, 2005. Accordingly, net assets of Rs. 19,119.55 crore were demerged to the four resulting entities i.e. Reliance Communication Ventures Limited – Rs. 15,389.35 crores, Reliance Energy Venture Limited – Rs. 2,921.02 crore, Reliance Capital Ventures Limited – Rs. 512.41 crore and Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited) – Rs. 296.77 crore.

   The net assets transferred have been appropriated against the Revaluation Reserve, pursuant to the Court order.

4. (a) The Company, based on the report by international valuers, has revalued plant, Equipment and buildings situated at Patalganga, Hazira and Jamnagar as at 1st August, 2005 by an amount of Rs. 22,497.34 crore and an equivalent amount has been credited to Revaluation Reserve Account. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,409.08 crore for the year and an equivalent amount has been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account.

   (b) The Gross Block of Fixed Assets includes Rs. 2,725.22 crore (Previous Year Rs. 2,729.88 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs. 43.74 crore (Previous Year Rs. 61.07 crore) and an equivalent amount, which was hitherto being withdrawn from General Reserves, has now been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account. This has no impact on the profit for the year.

5. Transfer to General Reserve from Profit and Loss Account include Rs. 12,850.00 crore transferred on 31st August, 2005.

SCHEDULE 'O' (Contd.)

6. (a) Payment to Auditors:

	2005-06	2004-05
		(Rs. in crore)
(i) Audit Fees	4.20	2.00
(ii) Tax Audit Fees	0.50	0.50
(iii) For Certification and Consultation in finance and tax matters	2.70	1.80
(iv) Expenses Reimbursed	0.01	0.20
	7.41	4.50
(b) Cost Audit Fees	0.07	0.06

7. Managerial Remuneration:

	2005-06	2004-05
		(Rs. in crore)
(a) Executive Directors		
(i) Salaries	1.41	1.65
(ii) Perquisites	1.60	1.46
(iii) Commission	40.22	51.59
(iv) Leave salary / Encashment	0.42	-
(v) Contribution to Provident fund and Superannuation fund	0.35	0.40
(vi) Provision for Gratuity	0.36	0.09
	44.36	55.19

Computation of net profit in accordance with Section 198 read with Section 309(5) of the Companies Act, 1956:

		2005-06	2004-05
			(Rs. in crore)
	Profit before Taxation	10,704.06	9,068.68
Add	Depreciation as per accounts	3,400.91	3,723.50
	Loss on sale of Assets	6.59	26.74
	Investment Written off	-	2.94
	Provision for Doubtful claims	-	69.88
	Managerial Remuneration	42.31	54.80
		14,153.87	12,946.54
Less	Depreciation as per Section 350 of Companies Act, 1956	4,853.73	3,784.57
	Premium on Investment in Preference Shares	0.05	910.76
	Profit on buyback of Bonds / Redemption of Debentures	7.79	6.62
	Profit on sale of Fixed Assets	6.32	17.82
	Profit on sale of Investments	88.38	47.17
	Net Profit for the year	9,197.60	8,179.60
	Salaries, Perquisites and Commission @ 0.67% per annum up to 18th June, 2005 and 0.402% per annum thereafter (Previous Year @ 0.67% per annum)	42.31	54.80
Less:	Salaries & Perquisites of the Directors eligible for commission	2.09	3.21
	Balance Commission	40.22	51.59

(b) General Expenses includes Rs. 0.33 crore (Previous year Rs. 0.22 crore) towards sitting fees paid to non-executive directors.

(c) The Shareholders at the Annual General Meeting of the Company held on 3rd August, 2005, approved payment of commission of Rs. 1.00 crore per annum to Non-Executive Directors of the Company provided that such amount does not exceed 1% of the Net Profit of the Company, computed in the manner referred to under Section 198(1) of the Companies Act, 1956. Accordingly, salaries and wages includes Rs. 2.00 crore (Previous year Rs. Nil) towards Commission paid to Non-Executive directors, of which a sum of Rs. 1.00 crore relates to 2004-05.

8. A sum of Rs. 0.88 crore (net debit) [Previous Year Rs. 2.86 crore (net debit)] is included under Establishment expenses representing Net Prior Period Items.

9. Expenditure on account of Premium on forward exchange contracts to be recognized in the Profit and Loss Account of subsequent accounting period aggregate to Rs. 93.92 crore (Previous Year Rs.5.16 crore).

SCHEDULE 'O' (Contd.)

10. (a) Fixed assets taken on finance lease prior to April 1, 2001, amount to Rs. 170.56 crore (Previous year Rs. 218.68 crore). Future obligations towards lease rentals under the lease agreements as on 31st March, 2006 amount to Rs. 1.98 crore (Previous year Rs. 5.33 crore).

(Rs. in crore)

	2005-06	2004-05
Within one year	0.14	2.41
Later than one year and not later than five years	0.58	1.52
Later than five years	1.26	1.40
Total	1.98	5.33

(b) The Company has acquired Ships on finance lease on or after April 1, 2001, amounting to Rs. 9.98 crore (Previous Year Rs. 9.98 crore). The minimum lease rentals outstanding as of 31st March, 2006 in respect of these assets are as follows:

(Rs. in crore)

Due	Total Minimum Lease Payments outstanding		Future Interest on Outstandings		Present Value of Minimum Lease Payments	
	As At 31st March, 2006	As At 31st March, 2005	2005-06	2004-05	As At 31st March, 2006	As At 31st March, 2005
Within one year	0.81	1.93	-	-	0.81	1.93
Later than one year and not later than five years	-	0.81	-	-	-	0.81
Later than five years	-	-	-	-	-	-
Total	0.81	2.74	-	-	0.81	2.74

(c) General Description of Lease terms:
(i) Lease rentals are charged on the basis of agreed terms.
(ii) Assets are taken on lease over a period of 3 to 5 years.

(d) The Company has taken an Aircraft on operating lease and lease rent amounting to Rs. 13.99 crore (Previous Year Rs. 10.34 crore) has been debited to Profit and Loss Account. The future minimum lease payment is as under:

(Rs. in crore)

	2005-06	2004-05
Not later than one year	13.45	13.14
Later than one year and not later than five years	53.76	52.54
Later than five years	72.19	84.25
Total	139.40	149.93

11. (a) (i) Assets given on finance lease on or after 1st April, 2001

(Rs. in crore)

Particulars	Total		Not later than one year		Later than one year and not later than five years		Later than five years	
	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05	2005-06	2004-05
Gross Investment	-	78.78	-	11.37	-	45.47	-	21.94
Less: Unearned Finance Income	-	30.62	-	6.83	-	19.91	-	3.88
Present Value of Minimum Lease Rental	-	48.16	-	4.54	-	25.56	-	18.06

(ii) The assets given on lease have been demerged as per the Scheme of Arrangement approved by the Hon'ble High Court of Mumbai on 9th December, 2005 at the values appearing in the books of accounts as on the close of business of 31st August, 2005.

(iii) General Description of Lease terms:
- Lease rentals are charged on the basis of agreed rate of interest.
- Assets are given on lease for a period of 10 years.

SCHEDULE 'O' (Contd.)

(b) (i) Plant and Machinery, Electrical Installation and Equipment given on operating lease amounts to Rs. 15.27 crore (Previous Year Rs. 17.66 crore).

(ii) Depreciation on Assets given on operating lease Rs. 2.39 crore (Previous Year Rs. 2.28 crore).

(iii) Future lease rentals receivable within a period of one year for such assets are Rs. 0.15 crore. (Previous Year Rs. 0.15 crore).

(c) Miscellaneous income includes income from finance lease of Rs. 2.85 crore (Previous Year Rs. 7.40 crore) and income from operating lease of Rs. 0.15 crore (Previous Year Rs. 9.97 crore).

12. The deferred tax liability comprise of the following:

(Rs. in crore)

		As at 31st March, 2006	As at 31st March, 2005
(a)	Deferred Tax Liability		
	Related to fixed assets	**5,092.52**	4,633.46
(b)	Deferred Tax Assets		
	Disallowance under the Income Tax Act 1961	**121.70**	366.64
(c)	Provision for deferred tax (Net)	**4,970.82**	4,266.82

13.	**EARNINGS PER SHARE (EPS)**	**2005-06**	2004-05
(a)	Net Profit as per Profit and Loss Account (Rs. in crore)	**9,069.34**	7,571.68
(b)	Weighted Average number of equity shares used as denominator for calculating EPS	**139,35,08,041**	139,59,09,459
(c)	Basic and Diluted Earnings per share of face value of Rs. 10 each (Rs.) :	**65.08**	54.24

14. As per Accounting Standard 18, issued by the Institute of Chartered Accountants of India, the disclosures of transactions with the related parties as defined in the Accounting Standard are given below:

(i) List of related parties with whom transactions have taken place and relationships:

Sr No.	Name of the Related Party	Relationship
1.	Reliance Industrial Investments and Holdings Limited	Subsidiary Companies
2.	Reliance Ventures Limited	
3.	Reliance Strategic Investments Limited	
4.	Reliance Industries (Middle East) DMCC	
5.	Reliance Petroleum Limited	
6.	Reliance Infrastructure Limited	
7.	Reliance Retail Limited	
8.	Reliance Patalganga Power Limited (from 5th August, 2005 to 31st August, 2005)	
9.	Reliance Thermal Energy Private Limited (from 5th August, 2005 to 31st August, 2005)	
10.	Jayamkondam Power Private Limited (from 5th August, 2005 to 31st August, 2005)	
11.	Reliance Power Limited (from 5th August, 2005 to 31st August, 2005)	
12.	Hirma Power Private Limited (from 5th August, 2005 to 31st August, 2005)	
13.	Reliance Capital Ventures Limited (from 11thAugust, 2005 to 31st August, 2005)	
14.	Reliance Communication Ventures Limited (from 11th August, 2005 to 31st August, 2005)	
15.	Reliance Energy Ventures Limited (from 9th August, 2005 to 31st August, 2005)	
16.	Reliance Natural Resources Limited (from 9th August, 2005 to 31st August, 2005)	
17.	Reliance Power Ventures Limited (upto 28th March, 2006)	

SCHEDULE 'O' (Contd.)

Sr No.	Name of the Related Party	Relationship
18.	Reliance Do Brasil Industria E Comercio De Produtos Texteis, Quimicos, Petroquimicos E Derivados Ltda (Reliance Brazil LLC.) (upto 28th March, 2006)	Subsidiary Companies
19.	Relene Petrochemicals Limited (from 8th June, 2005 to 21st March, 2006)	
20.	Reliance Technologies LLC. (upto 28th March, 2006)	
21.	Reliance Gas Pipelines Limited (Formerly Gas Transportation & Infrastructure Company Limited) (upto 31st March, 2006)	
22.	Reliance LNG Limited (upto 28th March, 2006)	
23.	Reliance Netherland B.V.	
24.	Reliance Industrial Infrastructure Limited	Associate Companies and Joint Ventures
25.	Reliance Europe Limited	
26.	Reliance Petroinvestments Limited	
27.	Reliance Rubber and Chemicals Limited	
28.	Indian Petrochemicals Corporation Limited (IPCL)	
29.	Reliance Neutraceuticals Private Limited	
30.	Reliance Pharmaceuticals (India) Private Limited	
31.	Reliance Utilities and Power Limited	
32.	Reliance Ports and Terminals Limited	
33.	Rosche Trading Private Limited (upto 25th March, 2006)	
34.	Reliance Infocomm Limited (upto 31st August, 2005)	
35.	Reliance Communications Infrastructure Limited (upto 31st August, 2005)	
36.	Reliance Capital Limited (upto 31st August, 2005)	
37.	Reliance Telecom Limited (upto 31st August, 2005)	
38.	Reliance Energy Limited (upto 31st August, 2005)	
39.	Reliance General Insurance Company Limited (upto 31st August, 2005)	
40.	Reliance Life Insurance Company Limited (upto 31st August, 2005)	
41.	Trevira GmbH	
42.	Unincorporated Oil and Gas Joint Ventures	
43.	Shri Mukesh D. Ambani	Key Managerial Personnel
44.	Shri Anil D. Ambani (upto 18th June, 2005)	
45.	Shri Nikhil R. Meswani	
46.	Shri Hital R. Meswani	
47.	Shri H. S. Kohli	
48.	Dhirubhai Ambani Foundation	Others
49.	Jamnaben Hirachand Ambani Foundation	
50.	Hirachand Govardhandas Ambani Public Charitable Trust	
51.	Sir. Hurkisondas Nurrotumdas Medical Research Society	
52.	Jamnaben Hirachand Ambani Education Trust	
53.	Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar (upto 31st August, 2005)	

SCHEDULE 'O' (Contd.)

(ii) Transactions during the year with related parties (Excluding reimbursements):

(Rs. in crore)

Name of the Company/ Nature of Transactions With Subsidiary Companies	2005-06	2004-05
Reliance Ventures Limited - Subsidiary		
Opening Balance as on 1st April		
- Investment in Equity Shares	2.02	2.02
- Investment in Preference Shares	10.00	10.00
- Premium on Redemption of Preference Shares Accrued	0.07	-
- Loans	4,406.87	4,900.92
Transactions:		
Net movement in loans	355.52	494.05
Premium on Redemption of Preference Shares	0.05	0.07
Interest Income on ICD	5.76	-
Purchase of Reliance Telecom Limited Equity Shares	(52.59)	-
Purchase of Reliance Telecom Limited Preference Shares	(444.34)	-
Purchase of Equity Shares of World Tel Holding Bermuda	(1.93)	-
Closing Balance as on 31st March		
- Investment in Equity Shares	2.02	2.02
- Investment in Preference Shares	10.00	10.00
- Premium on Redemption of Preference Shares Accrued	0.12	0.07
- Loans	4,051.35	4,406.87
Reliance Strategic Investments Limited - Subsidiary		
Opening Balance as on 1st April		
- Investment in Equity Shares	2.02	2.02
Closing Balance as on 31st March		
- Investment in Equity Shares	2.02	2.02
Reliance Industrial Investments and Holdings Limited - Subsidiary		
Opening Balance as on 1st April		
- Investment in Equity Shares	147.50	147.50
- Interest on Debentures Accrued	-	18.36
- Investment in Debentures	721.48	721.48
- Loans	753.78	794.22
Transactions:		
Net Movement in Loans	295.18	40.44
Purchase of Equity shares of Reliance Energy Limited	(214.89)	-
Sale of Equity Shares in Reliance Power Ventures Limited	2.02	-
Closing Balance as on 31st March		
- Investment in Equity Shares	147.50	147.50
- Investment in Debentures	721.48	721.48
- Loans	458.60	753.78
Reliance Industries (Middle East) DMCC - Subsidiary		
Transactions:		
Investment in Equity Shares	(6.55)	-
Guarantee Given	89.23	-
Closing Balance as on 31st March		
- Investment in Equity Shares	6.55	-
- Guarantee	89.23	-

(Rs. in crore)

Name of the Company/ Nature of Transactions With Subsidiary Companies	2005-06	2004-05
Reliance Petroleum Limited - Subsidiary		
Transactions:		
Investment in Equity Shares	(2,700.00)	-
Sale of Certificate of Deposit	1,172.30	-
Guarantee Given	6,573.28	-
Closing Balance as on 31st March		
- Investment in Equity Shares	2,700.00	-
- Guarantee**	6,573.28	-
**Rs. 6,573.28 crore utilised out of total guarantee of Rs. 11,300.00 crore issued.		
Reliance Infrastructure Limited - Subsidiary		
Transactions:		
Investment in Equity Shares	(0.05)	-
Share Application money paid	(25.00)	-
Rent Income (Re .1)	-	-
Closing Balance as on 31st March		
- Investment in Equity Shares	0.05	-
- Advances receivable in cash or kind	25.00	-
- Sundry Debtors (Re. 1)	-	-
Reliance Do Brasil Industria E Comercio De Produtos Texteis, Quimicos,Petroquimicos E Derivados Ltda (Reliance Brazil LLC) (Subsidiary upto 28th March, 2006)		
Opening Balance as on 1st April		
- Investment in Equity Shares	0.88	-
Closing Balance as on 31st March		
- Investment in Equity Shares	-	0.88
Relene Petrochemicals Limited (Subsidiary between 8th June, 2005 to 21st March, 2006)		
Transactions:		
Investment in Equity Shares	(294.00)	-
Share application money Paid	(5.97)	-
Sale of Products	5.55	-
Purchase of Materials	(510.78)	-
Commission on Consignment Sales Received	2.73	-
Guarantee Given	4.42	-
Transactions between 22nd March, 2006 to 28th March, 2006 - Associate:		
Purchase of Materials	(16.19)	-
Commission on Consignment Sales Received	0.23	-
Closing Balance as on 31st March	-	-
Reliance Netherland BV - Subsidiary		
Opening Balance as on 1st April		
- Guarantee	453.36	-
Transactions:		
Investment in Equity Shares	(0.06)	-
Closing Balance as on 31st March		
- Investment in Equity Shares	0.06	-
- Guarantee	432.04	453.36

SCHEDULE 'O' (Contd.)

Name of the Company/ Nature of Transactions	2005-06	2004-05
	(Rs. in crore)	
With Subsidiary Companies (Contd.)		
Reliance Gas Pipelines Limited (Subsidiary Upto 31st March, 2006) (Formerly Gas Transportation & Infrastructure Company Limited)		
Opening Balance as on 1st April		
- Investment in Equity Shares	0.05	0.05
- Advances	40.03	30.30
- Sundry Debtors	-	0.01
Transactions:		
Advances Given	(24.80)	(9.73)
Advances Received	64.83	-
Guarantees Given	561.32	-
Closing Balance as on 31st March		
- Investment in Equity Shares	-	0.05
- Advances	-	40.03
- Guarantees	561.32	-
Reliance LNG Limited (Subsidiary upto 28th March, 2006)		
Opening Balance as on 1st April		
- Investment in Equity Shares	0.05	0.05
Closing Balance as on 31st March		
- Investment in Equity Shares	0.02	0.05
Reliance Power Ventures Limited (Subsidiary upto 28th March, 2006)		
Opening Balance as on 1st April		
- Investment in Equity Shares	2.02	2.02
- Advances	2,503.05	1,396.50
Transactions:		
Net movement in Loans / Advances	2,503.05	(1,106.55)
Interest Expense on ICD Taken	(21.19)	-
Interest Income on ICD Given	2.17	-
Sale of Equity Shares of Relene Petrochemicals Limited	309.01	-
Sale of Equity Shares of Reliance Technology LLC.	0.42	-
Sale of Equity Shares of Reliance Brazil LLC.	0.88	-
Sale of Equity Share of Reliance LNG Limited	0.03	-
Purchase of Government Securities	(370.04)	-
Sale of Government Securities	369.18	-
Purchase of Equity shares of Reliance Energy Limited	(2,664.05)	-
Closing Balance as on 31st March		
- Advances receivable in cash or kind	2.15	-
- Investment in Equity Shares	-	2.02
- Advances	-	2,503.05
Reliance Retail Limited - Subsidiary		
Transactions:		
Investment in Equity Shares	(215.05)	-
Closing Balance as on 31st March		
- Investment in Equity Shares	215.05	-

Name of the Company/ Nature of Transactions	2005-06	2004-05
	(Rs. in crore)	
With Companies Demerged effective 1st September, 2005		
Reliance Infocomm Limited - Associate		
Opening Balance as on 1st April		
- Investment in Equity Shares*	31.50	31.50
- Investment in Preference Shares	8,100.00	8,100.00
- Sundry Debtors	0.32	-
- Sundry Creditors	(90.73)	-
- Advances receivable in cash or kind	13.46	14.57
- Premium receivable on Preference Shares	1,108.27	197.58
- Guarantee	180.55	1,344.28
Transactions:		
Rental Income	9.84	25.70
Tower Sales	16.24	55.11
Sale of Fixed Assets	-	218.59
Sale of Investments	-	0.63
Lease Rental Income	-	2.04
Service Income	-	59.36
Telephone Expenses	(2.61)	(16.68)
Purchase of Fixed Assets	-	(0.50)
Premium Accrued on Investment on Preference Shares	-	910.69
Conversion of Preference Shares to Equity Shares *	(8,100.00)	-
Premium on redemption of Preference Shares - Converted to Equity Shares *	(1,108.27)	-
Closing Balance as on 31st March	-	-
Reliance Commmunications Infrastructure Limited - Associate		
Opening Balance as on 1st April		
- Investments in DDB's	1,600.02	1,600.02
- Investments in Equity Shares*	2,331.00	2,331.00
- Loans taken	(1,600.00)	(1,147.00)
- Interest Receivable on DDB's	939.38	732.02
- Advances receivable in cash or kind	34.70	37.60
- Interest Payable on ICD	(39.41)	(75.31)
Transactions:		
Loans repaid	(1,600.00)	(2,282.00)
Bandwidth,Telephone,Internet & Leaseline charges	(16.00)	(40.33)
Interest Expense on ICD	(57.18)	(95.23)
Interest Income on DDB's	88.00	207.34
Rent Income	4.29	10.11
Loans taken	-	2,735.00
Rent Paid	-	(0.45)
Sale of Fixed Assets	-	1,187.44
Lease Rental Income	-	5.36
Processing & Hire Income	0.05	19.32
Sale of Products	-	1,090.08
Other Income	-	0.22
Closing Balance as on 31st March	-	-

SCHEDULE 'O' (Contd.)

With Companies Demerged effective 1st September, 2005 (Contd.)

Name of the Company/ Nature of Transactions	2005-06 (Rs. in crore)	2004-05 (Rs. in crore)
Reliance Capital Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares *	485.80	485.80
- Other Deposits	4.01	18.09
- Leased Fixed assets	2.74	4.66
- Sundry Creditors	-	(72.53)
- Advance receivable in cash or kind	-	60.86
Transactions:		
Dividend Income	18.03	17.43
Rent Expenses	(1.25)	(5.28)
Lease Deposit Repaid	(3.62)	(14.08)
Lease Charges	(0.78)	(5.14)
Lease terminated during the year	(1.93)	(1.92)
Purchase of asset	-	(0.01)
Loans Taken	-	1,555.02
Loans Repaid	-	(1,555.02)
Interest Paid	-	(7.58)
Purchase of Government Securities	-	(52.86)
Purchase of Hand Sets	-	(281.04)
Advance Given	-	(4,151.63)
Advance Received back	-	4,151.63
Sale of Investments	-	117.37
Interest Income	-	19.16
Other Expenses	-	(0.08)
Closing Balance as on 31st March	-	-
Reliance Telecom Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares*	4.46	5.10
- Guarantee	125.08	298.91
- Advances receivable in cash or kind	-	2.46
Transactions:		
Bank Guarantee Commission Received	0.80	3.34
Closing Balance as on 31st March	-	-
Reliance Energy Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares*	33.73	33.73
- Sundry Debtors	5.28	3.43
Transactions:		
Income towards Fuel Management Fee	1.94	3.85
Dividend Income	2.04	0.74
Purchase of Government Securities	-	(14.99)
Sale of G Series Debentures	-	1,488.92
Closing Balance as on 31st March	-	-

With Companies Demerged effective 1st September, 2005

Name of the Company/ Nature of Transactions	2005-06 (Rs. in crore)	2004-05 (Rs. in crore)
Reliance Life Insurance Company Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares *	0.50	0.50
- Advances receivable in cash or kind	-	0.05
Closing Balance as on 31st March	-	-
Reliance General Insurance Company Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares*	25.50	25.50
- Advances receivable in cash or kind	0.52	1.65
Transactions:		
Insurance Premium	(7.86)	(56.74)
Claims received	0.03	2.39
Purchase of Government Securities	-	(19.91)
Sale of G Series Debentures	-	127.85
Professional Charges Received	-	4.88
Rent	-	1.00
Closing Balance as on 31st March	-	-
Reliance Patalganga Power Private Limited - Subsidiary (From 5th August, 2005 to 31st August, 2005)		
Transactions:		
Investment in Equity Shares *	(0.05)	-
Closing Balance as on 31st March	-	-
Reliance Thermal Energy Private Limited - Subsidiary (From 5th August, 2005 to 31st August, 2005)		
Transactions:		
Investment in Equity Shares *	(0.05)	-
Closing Balance as on 31st March	-	-
Jayamkondam Power Private Limited - Subsidiary (From 5th August, 2005 to 31st August, 2005)		
Transactions:		
Investment in Equity Shares *	(0.05)	-
Closing Balance as on 31st March	-	-
Reliance Power Limited - Subsidiary (From 5th August, 2005 to 31st August, 2005)		
Transactions:		
Investment in Equity Shares *	(0.05)	-
Closing Balance as on 31st March	-	-

SCHEDULE 'O' (Contd.)

(Rs. in crore)

Name of the Company/ Nature of Transactions	2005-06	2004-05
With Companies Demerged effective 1st September, 2005 (Contd.)		
Hirma Power Private Limited - Subsidiary (From 5th August, 2005 to 31st August, 2005)		
Transactions:		
Investment in Equity Shares (Rs. 43426)*	-	-
Closing Balance as on 31st March	-	-
Reliance Capital Ventures Limited - Subsidiary (From 11th August, 2005 to 31st August, 2005)		
Transactions:		
Investment in Equity Shares *	(0.05)	-
Net assets Demerged	(512.41)	-
Closing Balance as on 31st March	-	-
Reliance Communication Ventures Limited - Subsidiary (From 11th August, 2005 to 31st August, 2005)		
Transactions:		
Investment in Equity Shares *	(0.05)	-
Net assets Demerged	(15,389.35)	-
Closing Balance as on 31st March	-	-
Reliance Energy Ventures Limited - Subsidiary (From 9th August, 2005 to 31st August, 2005)		
Transactions:		
Investment in Equity Shares *	(0.05)	-
Net assets Demerged	(2,921.02)	-
Closing Balance as on 31st March	-	-
Reliance Natural Resources Limited - Subsidiary (Formerly Global Fuel Management Services Limited) **(From 9th August, 2005 to 31st August, 2005)**		
Transactions:		
Investment in Equity Shares *	(0.05)	-
Net assets Demerged	(296.77)	-
Closing Balance as on 31st March	-	-

*** The Investment in all the above companies are demerged through a scheme of arrangements approved by Hon'ble High Court of Mumbai. Since, as per the arrangements, the operation of the scheme shall come into effect from 1st September, 2005, the transactions only upto 31st August, 2005 have been considered for the above companies. The Closing balance as on 31st March, 2006 are not shown due to the reason that these are not related party as on that date.**

(Rs. in crore)

Name of the Company/ Nature of Transactions	2005-06	2004-05
With Associates & Others		
Reliance Industrial Infrastructure Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares	16.58	16.58
- Sundry Creditors	(7.28)	(4.25)
- Deposits	35.00	35.00
- Guarantee	4.04	-
- Lease Fixed Assets	-	2.15
- Advance	-	60.47
- Advances receivable in cash or kind	-	0.53
Transactions:		
Hire Charges Paid	(8.43)	(4.04)
IT assistance	(9.75)	(6.00)
Facility Charges	(2.17)	-
Raw Water Charges	(6.41)	(5.35)
Dividend Income	2.23	2.23
Finance Lease Cost	-	(0.05)
Fixed Asset Purchased	(33.77)	(23.05)
Interest Income	2.04	1.82
Service Income	-	0.60
Closing Balance as on 31st March		
- Investments in Equity Shares	16.58	16.58
- Sundry Creditors	(4.79)	(7.28)
- Deposits	35.00	35.00
- Guarantee	4.04	4.04
Indian Petrochemicals Corporation Limited		
Opening Balance as on 1st April		
- Sundry Debtors	18.68	123.45
- Advances receivable in cash or kind	21.41	6.70
- Sundry Creditors	(119.89)	(316.14)
Transactions:		
Purchase of Capital Goods	(0.09)	-
Purchases of Materials	(512.79)	(546.98)
Sale of Products	2,750.36	2,633.53
Job Conversion Income	9.43	7.32
Service Income	-	98.94
Interest Income	-	0.37
Closing Balance as on 31st March		
- Sundry Debtors	125.82	18.68
- Advances receivable in cash or kind	2.26	21.41
- Sundry Creditors	(7.23)	(119.89)
Reliance Utilities and Power Limited		
Opening Balance as on 1st April		
- Deposits	200.00	200.00
- Sundry Debtors	0.03	-
- Sundry Creditors	(0.69)	(0.55)
Transactions:		
Electric. Power, Fuel and Water	(329.42)	(349.39)
Other Income	0.04	0.03
Rent Expenses	(0.04)	-
Closing Balance as on 31st March		
- Deposits	200.00	200.00
- Sundry Debtors	0.10	0.03
- Sundry Creditors	(27.46)	(0.69)

SCHEDULE 'O' (Contd.)

Name of the Company/ Nature of Transactions With Associates & Others (Contd.)	2005-06	2004-05
	(Rs. in crore)	
Reliance Europe Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares	3.93	3.93
- Sundry Creditors	(4.09)	(4.10)
- Advances	9.63	0.02
- Guarantee	87.49	-
Transactions:		
Purchase of Capital Goods	(137.86)	-
Professional fees paid	(16.58)	(16.82)
Charter Hire charges	(9.70)	(26.66)
Closing Balance as on 31st March		
- Investments in Equity Shares	3.93	3.93
- Sundry Creditors	(3.60)	(4.09)
- Advances	-	9.63
- Guarantee	89.23	87.49
Reliance Ports and Terminals Limited		
Opening Balance as on 1st April		
- Deposits	900.00	900.00
- Sundry Debtors	4.29	8.79
- Guarantee	0.98	22.44
Transactions:		
Hire Charges Paid	(50.00)	(50.00)
Product Handling charges	(85.72)	(87.46)
Rent Expense	(84.16)	(84.00)
Tug Hire Income	7.92	8.12
Warehousing and Distribution Charges	(679.51)	(646.15)
Rent Income	-	0.11
Closing Balance as on 31st March		
- Deposits	900.00	900.00
- Sundry Debtors	8.79	4.29
- Sundry Creditors	(105.34)	-
- Guarantee	0.98	0.98
Trivera GmBH		
Opening Balance as on 1st April		
- Sundry Debtors	0.54	-
Transactions:		
Sale of Products	18.71	-
Closing Balance as on 31st March		
- Sundry Debtors	8.38	-
Others		
Donation given to		
Dhirubhai Ambani Foundation	(2.85)	(7.56)
Hirachand Govardhandas Ambani Public Charitable Trust	(0.47)	(0.28)
Jamnaben Hirachand Ambani Foundation	(0.25)	(0.64)
Sir H. N. Medical Research Society	(0.90)	-
Dhirubhai Ambani Memorial Trust	-	(0.01)

Name of the Company/ Nature of Transactions With Associates & Others	2005-06	2004-05
	(Rs. in crore)	
Payments to Key Managerial Personnel		
Shri Mukesh D. Ambani	(24.77)	(21.90)
Shri Anil D. Ambani (upto 18th June, 2005)	(5.48)	(21.90)
Shri Nikhil R. Meswani	(6.31)	(5.59)
Shri Hital R. Meswani	(6.30)	(5.59)
Shri H. S. Kohli	(1.50)	(0.21)

SCHEDULE 'O' (Contd.)

15. **Loans and advances in the nature of Loans given to Subsidiaries and Associates etc:**

A) Loans and Advances in the nature of Loans

(Rs. in crore)

Sr No.	Name of the Company		As at 31st March, 2006	As at 31st March, 2005	Maximum Balance during the year
1.	Reliance Industrial Investments & Holdings Limited*	Subsidiary	**458.60**	753.78	753.78
2.	Reliance Ventures Limited	Subsidiary	**4,051.35**	4,406.87	4,634.54
3.	Reliance Power Ventures Limited	Subsidiary	-	2,503.05	2,581.71
4.	Reliance Gas Pipelines Limited (formerly Gas Transportation & Infrastructure Company Limited)	Subsidiary	-	40.03	50.83
5.	Recron Synthetics Limited	Other	**132.20**	132.20	132.20

* Excluding Debentures of Rs.721.48 Crore.

Notes:

(a) Loans and Advances shown above, to Subsidiaries fall under the category of Loans & Advances in nature of Loans where there is no repayment schedule and are re-payable on demand.

(b) Loans and Advances to Recron Synthetics Limited is at zero percent repayable in 2013 and not before repayment by loanee of all its secured loans.

(c) Inter Company Deposits are not considered as they are repayable on demand and interest is charged at market rates.

(d) Loans to employees as per Company's policy are not considered.

B) Investment by the loanee in the shares of the company

*None of the loanees have, *per se*, made investments in shares of the Company. These investments represent shares of the Company allotted as a result of amalgamation of erstwhile Reliance Petroleum Limited with the Company under the Scheme approved by the Hon'ble High Court of Bombay and Gujarat and subsequent inter se transfer of shares amongst them.

(Rs. in crore)

Sr. No.	Name of the Company	No. of Shares	Amount of loans
1	*Reliance Industrial Investments & Holdings Limited, sole beneficiary of Petroleum Trust	104,660,155	1,180.07
2	*Reliance Chemicals Private Limited	31,119,999	276.48
3	*Reliance Aromatics & Petrochemicals Private Limited	2,971,000	302.07
4	*Reliance Energy & Project Development Private Limited	1,029,000	302.07
5	*Reliance Polyolefins Private Limited	30,597,462	375.57
6	Reliance Industrial Infrastructure Limited	86,000	1.12

16. (a) Disclosure of the Company's Interest in Oil and Gas Joint Ventures:

Sr. No.	Name of the Fields In the Joint Ventures	% Interest	Sr No	Name of the Fields In the Joint Ventures	% Interest
1	Panna Mukta	30%(30%)	8	CB - ON/1	40%(40%)
2	Tapti	30%(30%)	9	AS - ONN - 2000/1	90%(90%)
3	NEC - OSN - 97/2	90%(90%)	10	KG - DWN - 2001/1	90%(90%)
4	KG - DWN - 98/3	90%(90%)	11	Yemen (Block 9)	25%(25%)
5	GS - OSN - 2000/1	90%(90%)	12	NEC - DWN - 2002/1	90%(90%)
6	GK - OSJ - 3	60%(60%)	13	KG - DWN - 2003/1	90%(-)
7	GK - OS - 5	40%(40%)	14	MN - DWN - 2003/1	85%(-)

Figures in bracket represents previous year's % Interest.

SCHEDULE 'O' (Contd.)

(b) Net Quantities of interest in proved reserves and proved developed reserves within India:

	Proved Reserves (Million MT)		Proved Developed Reserves (Million MT)	
	2005-06	2004-05	2005-06	2004-05
Oil:				
Beginning of the year	5.70	5.18	4.12	3.62
Additions	1.53	0.95	0.04	0.93
Deletion	Nil	Nil	Nil	Nil
Production	0.52	0.43	0.52	0.43
Closing balance for the year	6.71	5.70	3.64	4.12

	Proved Reserves (Million M^3)*		Proved Developed Reserves (Million M^3)*	
	2005-06	2004-05	2005-06	2004-05
Gas:				
Beginning of the year	172,626	136,437	14,476	13,380
Additions	7,168	37,225	Nil	2,132
Deletion	Nil	Nil	Nil	Nil
Production	1,123	1,036	1,123	1,036
Closing balance for the year	178,671	172,626	13,353	14,476

* 1 cubic meter = 35.315 cubic feet and 1 cubic feet = 1000 BTU

(c) Net Quantities of interest in proved reserves and proved developed reserves outside India:

	Proved Reserves (Million MT)	Proved Developed Reserves (Million MT)
Oil:		
Beginning of the year 2005-06	1.28	Nil
Additions	Nil	Nil
Deletion	Nil	Nil
Production	Nil	Nil
Closing balance for the year 2005-06	1.28	Nil

	Proved Reserves (Million M^3)*	Proved Developed Reserves (Million M^3)*
Gas:		
Beginning of the year 2005-06	Nil	Nil
Additions	301	Nil
Deletion	Nil	Nil
Production	Nil	Nil
Closing balance for the year 2005-06	301	Nil

* 1 cubic meter = 35.315 cubic feet and 1 cubic feet = 1000 BTU

17. As per Accounting Standards 21 on "Consolidated Financial Statements" and Accounting Standard 23 on "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India, the company has presented consolidated financial statements, including subsidiaries and associates. Accordingly segment information as required under Accounting Standard 17 (AS-17) on Segment Reporting is included under the Notes to Consolidated Financial Statements.

SCHEDULE 'O' (Contd.)

18. PROJECT DEVELOPMENT EXPENDITURE

(in respect of Projects upto 31st March, 2006, included under Capital work-in-progress)

(Rs. in crore)

	2005-06		2004-05	
Opening Balance		225.64		112.62
Add: Project Development Expenditure transferred from				
Profit and Loss Account	155.14		9.60	
Interest Capitalised	636.75		296.69	
		791.89		306.29
		1017.53		418.91
Less: Project Development Expenses Capitalised during the year		530.62		193.27
Closing Balance		486.91		225.64

19. ADDITIONAL INFORMATION

(Rs. in crore)

	As at 31st March, 2006	As at 31st March, 2005
(A) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
(i) In respect of joint ventures	728.42	633.20
(ii) In respect of others	14,157.12	3,313.97
(B) Uncalled liability on partly paid Shares (Rs. NIL; Previous Year Rs. 19,935)	-	-
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	-	-
(b) In respect of others	2,349.19	2,003.52
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	-	-
(b) In respect of others*	7,741.26	651.81
*Includes Rs. 6,573.28 crore (Previous Year Rs. NIL) utilised out of total guarantee of Rs. 11,300.00 crore issued on behalf of Reliance Petroleum Limited		
(iii) Liability in respect of bills discounted with Banks		
(a) In respect of joint ventures	-	-
(b) In respect of others (including third party bills discounting)	429.40	52.55
(iv) Claims against the Company / disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	48.06	195.05
(b) In respect of others	578.12	517.61
(v) Performance Guarantees		
(a) In respect of joint ventures	-	-
(b) In respect of others	13.27	208.82
(vi) Sales tax deferral liability assigned	5,964.48	5,333.82

(D) The Income-Tax assessments of the Company have been completed up to Assessment Year 2003-2004. The disputed demand outstanding up to the said Assessment Year is Rs. 1,215.28 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and accordingly no provision has been made.

SCHEDULE 'O' (Contd.)

20. **LICENSED AND INSTALLED CAPACITY**

(As certified by the Management)

			UNIT	Licensed Capacity 2005-06	Licensed Capacity 2004-05	Installed Capacity 2005-06	Installed Capacity 2004-05
A		Refining of Crude Oil	Mill. MT	N.A.	N.A.	33	33
B	i	Ethylene	MT	750,000*	750,000*	750,000	750,000
	ii	Propylene	MT	365,000*	365,000*	365,000	365,000
	iii	Benzene	MT	291,000*	291,000*	675,000	345,000
	iv	Toluene	MT	197,000*	197,000*	197,000	197,000
	v	Xylene	MT	165,000*	165,000*	165,000	165,000
	vi	Butadine & Other C4s	MT	225,000*	225,000*	225,000	225,000
C	i	Paraxylene	MT	1,646,000*	1,646,000*	1,856,000	1,646,000
	ii	Orthoxylene	MT	150,000*	150,000*	420,000	175,000
	iii	Toluole	MT	N.A.	N.A.	180,000	180,000
D	i	Mono Ethylene Glycol	MT	300,000*	300,000*	475,000	475,000
	ii	Higher Ethylene Glycol	MT	37,500*	37,500*	46,000	37,500
	iii	Ethylene Oxide	MT	50,000*	50,000*	66,000	50,000
E		Poly Vinyl Chloride	MT	N.A.	N.A.	325,000	325,000
F		High/Linear Low Density Poly Ethylene	MT	N.A.	N.A.	450,000	450,000
G		High Density Polyethylene Pipes	MT	N.A.	N.A.	80,000	80,000
H		Polypropylene	MT	N.A.	N.A.	1,150,000	1,150,000
I		Purified Terephthalic Acid	MT	N.A.	N.A.	1,350,000	1,350,000
J		Polyester Filament Yarn/Polyester Chips	MT	N.A.	N.A.	523,700 +	197,300 +
K		Polyester Staple Fibre/ Polyester Chips	MT	N.A.	N.A.	550,000	300,000
L		Poly Ethylene Terephthalate	MT	N.A.	N.A.	290,000	290,000
M		Polyester Staple Fibre Fill	MT	N.A.	N.A.	30,000	30,000
N		Man-made Fibre Spun Yarn on worsted system	Nos	N.A.	N.A.	24,094	24,094
O		Man-made fibre on cotton system (Spindles)	Nos	N.A.	N.A.	23,040	23,040
P	i	Man-made Fabrics (Looms)	Nos	N.A.	N.A.	305	305
	ii	Knitting M/C	Nos	22	22	20	20
Q		Linear Alkyl Benzene	MT	N.A.	N.A.	115,000	115,000
R		Butadine	MT	N.A.	N.A.	140,000	N.A.

NA - Delicensed vide notification No 477(E) dated 27th July 1991 and press note No 1 (1998 series) dated 8th June, 1998

+ Includes 32,300 MT based on average denier of 40

* Licensed Capacity is reduced for delicensed products, for which Letter of Intents are held, vide notification No. 431 dated 28th June, 2001.

21. (a) The Ministry of Company Affairs, Government of India vide its Order No. 46/19/2006-CL-III dated 22nd February, 2006 issued under Section 211(4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) (I) & (2), 3(ii)(b) of Part II, Schedule VI to the Companies Act, 1956.

(b) The Ministry of Companies Affairs, Government of India vide its Order No.47/18/2006-CL-III dated 26th April, 2006 issued under section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheet and Profit and Loss Account of Subsidiaries under Section 212 (1) of the Companies Act, 1956. As per the order, key details of each subsidiary is attached along with the statement under Section 212 of the Companies Act, 1956.

SCHEDULE 'O' (Contd.)

22. **PRODUCTION MEANT FOR SALE:**

Products	**Unit**	**2005-06**	**2004-05**
Crude Oil	MT	466,168	383,018
Gas	BBTU	30,255	34,502
Petroleum Products	'000 MT	20,622	24,819
Ethylene	MT	-	5,687
Benzene	MT	423,581	350,890
Toluene	MT	107,975	114,901
Xylene	MT	53,523	56,203
Orthoxylene	MT	242,216	145,565
Paraxylene	MT	528,887	571,510
Ethylene Glycol	MT	294,943	223,984
PVC	MT	353,086	327,269
PE	MT	420,443	414,956
PP	MT	1,012,167	1,165,769
PTA	MT	556,947	558,047
Polyester Filament Yarn	MT	347,426	347,566
Polyester Staple Fibre	MT	333,800	340,144
PSF Spun Yarn	MT	3,433	1,286
ASF Spun Yarn	MT	116	172
PET	MT	219,887	146,060
Fibre Fill	MT	35,075	29,791
Fabrics	Mtrs. in Lacs	181.88	195.50
Normal Paraffin	MT	23,513	21,423
LAB	MT	116,867	120,184
Butadine	MT	90,514	-

Production meant for Sale includes production through Toll Conversion, wherever applicable.

23. **FINANCIAL AND DERIVATIVE INSTRUMENTS**

a) Derivative contracts entered into by the company and outstanding as on 31st March, 2006

(i) For hedging currency and Interest rate related Risks:

Nominal amounts of derivative contracts entered into by the company and outstanding as on 31st March, 2006 amount to Rs. 6,807.66 crore. Category wise break-up is given below.

(Rs. in crore)

Sr. No	**Particulars**	**As At 31st March, 2006**
1	Interest Rate Swaps	3,636.50
2	Currency Swaps	1,066.88
3	Options	2,104.28

SCHEDULE 'O' (Contd.)

(ii) For hedging commodity related risks :

Category wise break up is given below

(in Kbbl)

Sr. No	Particulars	Petroleum product sales	Crude oil purchases
1	Net forward swaps	768	130
2	Futures	150	830
3	Spreads	1,300	6,425
4	Margin hedging	37,800	-
5	Net Options	12,300	8,600

b) All derivative and financial instruments acquired by the company are for hedging purposes only.

c) Foreign currency exposure that are not hedged by derivative instruments as on 31st March, 2006 amount to Rs. 15,073.49 crore.

Note: Previous Year figures are not included as the above disclosure has become mandatory in respect of accounting periods ending on or after 31st March, 2006.

24. VALUE OF IMPORTS ON CIF BASIS IN RESPECT OF

(Rs. in crore)

	2005-06	2004-05
Raw Materials and Traded Goods	52,945.19	39,578.32
Stores & spares, dyes and chemicals	927.96	714.34
Capital goods	2,681.15	642.29

25. EXPENDITURE IN FOREIGN CURRENCY:

(Rs. in crore)

	2005-06	2004-05
Interest on foreign currency loans	530.85	414.76
Technical know-how and engineering fees	234.82	242.04
Oil and gas activity	1,724.92	1,311.05
Production Royalty	291.76	-
Professional fees	134.68	153.49
Freight and forwarding	515.12	286.79
Other matters	299.84	194.16

26. VALUE OF RAW MATERIALS CONSUMED:

	2005-06		2004-05	
	Rs. in crore	% of Consumption	Rs. in crore	% of Consumption
Imported	53,264.73	95.41	39,972.02	91.73
Indigenous	2,561.45	4.59	3,603.30	8.27
	55,826.18	100.00	43,575.32	100.00

SCHEDULE 'O' (Contd.)

27. VALUE OF STORES, CHEMICALS AND PACKING MATERIALS CONSUMED

	2005-06		2004-05	
	Rs. in crore	% of Consumption	Rs. in crore	% of Consumption
Imported	649.19	46.47	667.97	44.94
Indigenous	747.79	53.53	818.20	55.06
	1,396.98	100.00	1,486.17	100.00

28. EARNINGS IN FOREIGN EXCHANGE

(Rs. in crore)

	2005-06	2004-05
FOB value of exports	30,819.60	23,741.33
Interest	1.02	0.01
Others	0.03	4.12

29. EXPENDITURE ON RESEARCH AND DEVELOPMENT

(Rs. in crore)

	2005-06	2004-05
Revenue expenditure including amortisation of deferred cost and unamortised deferred research & development Expenditure	46.86	40.26
Capital expenditure on research & development	63.48	21.06
Total	110.34	61.32

30. REMITTANCE IN FOREIGN CURRENCY ON ACCOUNT OF DIVIDEND

The Company has paid dividend in respect of shares held by Non - residents on repatriation basis. This inter-alia includes portfolio investment and direct investment, where the amount is also credited to Non- Resident External Account (NRE A/c). The exact amount of dividend remitted in foreign currency cannot be ascertained. The total amount remittable in this respect is given herein below:

	2005-06	2004-05
a) Number of Non Resident Shareholders	16,695	16,985
b) Number of Equity Shares held by them	31,27,41,972	31,67,81,817
c) (i) Amount of Dividend Paid (Gross) (Rs. in crore)	234.56	166.31
Tax Deducted at Source Rs. Nil (Previous year Rs. Nil)		
(ii) Year to which dividend relates	2004-2005	2003-2004

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No.	11.19786	State Code:	11
Balance Sheet Date:	31.03.06		

II. Capital Raised during the year (Amount Rs. crore)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL
Conversion of Bonds:	NIL		

III. Position of Mobilisation and Deployment of Funds (Amount Rs. crore)

Total Liabilities :	93095.17	Total Assets:	93095.17
Sources of Funds			
Paid-up Capital:	1393.17	Reserves & Surplus:	48411.09
Secured Loans:	7664.90	Unsecured Loans:	14200.71
Deferred Tax Liability :	4970.82	Current Liabilities	16454.48
Application of Funds			
Net Fixed Assets :	62674.54	Investments:	5846.18
Current Assets :	24574.45		

IV. Performance of Company (Amount Rs. crore)

Turnover :	89124.46		
Net Turnover:	81211.33	Total Expenditure :	73321.38
Profit Before Tax:	10704.06	Profit After Tax:	9069.34
Earnings per share in Rs.	65.08	Dividend : Rs. per share	10.00

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code):
27.10
Product Description:
BULK PETROLEUM PRODUCTS

Item Code No. (ITC Code):
390210.00
Product Description:
POLYPROPYLENE (PP)

Item Code No. (ITC Code):
3165115000
Product Description:
POLYESTER STAPLE FIBRE (PSF)

Statement Pursuant to Section 212 of the Companies Act, 1956, relating to Company's Interest in Subsidiary Companies for the financial year 2005-06

Name of Subsidiary Company	Reliance Industrial Investments and Holdings Limited	Reliance Ventures Limited	Reliance Industries (Middle East) DMCC	Reliance Strategic Investments Limited	Reliance Petroleum Limited	Reliance Infrastructure Limited	Reliance Retail Limited	Reliance Netherland B.V.
1 The Financial Year of the Subsidiary Companies ended on	31-03-2006	31-03-2006	31-12-2005	31-03-2006	31-03-2006	31-03-2006	31-03-2006	31-12-2005
2 Date from which they became Subsidiary Companies	30-12-1988	7-10-1999	11-5-2005	28-12-2001	24-10-2005	01-10-2005	10-02-2006	28-03-2006
3 a. Number of shares held by Reliance Industries Ltd. with its nominees in the subsidiaries at the end of the financial year of the Subsidiary Companies	14,75,04,400 Equity Shares of the face value of Rs.10 each fully paid-up	20,20,000 Equity Shares of the face value of Rs.10 each fully paid-up	5,650 Equity Shares of face value of AED 1000 each fully paid-up	20,20,200 Equity Shares of the face value of Rs.10 each fully paid-up	270,00,00,000 Equity Shares of the face value of Rs.10 each fully paid-up	50,000 Equity Shares of the face value of Rs.10 each fully paid-up	21,50,50,000 Equity Shares of the face value of Rs.10 each fully paid-up	1,00,000 Equity Shares of the face value of Euro 1 each fully paid-up
b. Extent of Interest of holding Company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%	100%	100%	100%	100%
4 The net aggregate amount of the Subsidiary Companies Profit/(Loss) so far as it concerns the members of the Holding Company								
a. Not dealt with in the Holding Company's accounts:								
i) For the financial year ended 31st March, 2006	Rs.7538.41 Lakhs	Rs.214.46 Lakhs	(AED 3.17Lakhs) (Rs.38.90 Lakhs)	(Rs.1317.65 Lakhs)	-	-	-	Euro 2.89 Lakhs Rs.154.32 Lakhs
ii) For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs.21859.62 Lakhs	(Rs.240.87 Lakhs)	Not Applicable	(Rs.0.74 Lakhs)	Not Applicable	(Rs.0.53 Lakhs)	(Rs.0.53 Lakhs)	Not Applicable
b. Dealt with in Holding Company's accounts:								
i) For the financial year ended 31st March, 2006	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
ii) For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries	Rs. 2673.89 Lakhs	NIL	Not Applicable	NIL	Not Applicable	NIL	NIL	NIL

Note : 1. Figures in bracket represent losses.

For and on behalf of the Board

M. D. Ambani	-	Chairman & Managing Director
H. R. Meswani	-	Executive Director
R. H. Ambani M. L. Bhakta Y. P. Trivedi Dr. D. V. Kapur M. P. Modi S. Venkitaramanan Prof. Ashok Misra Prof. Dipak C. Jain	}	Directors
V. M. Ambani	-	Company Secretary

Mumbai
April 27, 2006

Details of Subsidiary Companies

(Rs. in crore)

	Name of Subsidiary Company	Reliance Industrial Investments and Holdings Limited	Reliance Ventures Limited	Reliance Industries (Middle East) DMCC	Reliance Strategic Investments Limited	Reliance Petroleum Limited	Reliance Infrastructure Limited	Reliance Retail Limited	Reliance Netherland B.V.
1	Capital	147.50	2.12	6.93 AED 5650000	2.02	2,700.00	0.05	215.05	0.53 Euro 100000
2	Reserves	295.48	9.62	-	0.00	-	-	-	1.31 Euro 245924
3	Total Assets	1,660.40	4,127.73	6.59 AED 5371704	1,014.79	3,153.33	25.04	212.62	2.15 Euro 402577
4	Total Liabilities	1,660.40	4,127.73	6.59 AED 5371704	1,014.79	3,153.33	25.04	212.62	2.15 Euro 402577
5	Investments	1,659.02	877.71	-	454.78	798.53	0.45	1.51	0.07 Euro 12501
6	Turnover / Total Income	80.40	13.05	26.79 AED 21832419	12.78	-	-	-	2.60 Euro 487418
7	Profit Before taxation	75.38	2.31	(0.39) AED (317027)	(13.18)	-	-	-	1.54 Euro 289497
8	Provision For Taxation	0.00	0.16	-	-	-	-	-	-
9	Profit After taxation	75.38	2.14	(0.39) AED (317027)	(13.18)	-	-	-	1.54 Euro 289497
10	Proposed Dividend	-	-	-	-	-	-	-	-

Exchange Rate as on 31.12.2005:1 Euro = Rs. 53.305, 1 AED = Rs.12.2703

Notes:

1. The Company owns 100% interest in all its major Subsidiaries.
2. The Company's significant transactions with its Subsidiaries relate to investments made and loans and advances given for strategic investments in associates.
3. Company's investments, loans and advances to Subsidiaries as on 31st March, 2006 aggregate to Rs. 8,339.68 crore.
4. The Company's investments, loans and advances to Subsidiaries and the internal accruals / borrowings of Subsidiaries are deployed directly / indirectly by the Subsidiaries as follows:

	Rs in crore
Loans to Reliance Petroinvestments Limited for investment in Indian Petrochemicals Corporation Limited	2,527.80
Interest in Petroleum Trust (Holding equity shares of Reliance Industries Limited issued to it pursuant to amalgamation of erstwhile Reliance Petroleum Limited in to Reliance Industries Limited in 2001-02).	1,654.96
Zero Coupon Optionally Convertible Debentures / Loans of Reliance Polyolefins Private Limited	375.57
Zero Coupon Optionally Convertible Debentures / Loans of Reliance Chemicals Private Limited	276.48
Zero Coupon Optionally Convertible Debentures / Loans of Reliance Aromatics and Petrochemicals Private Limited	302.07
Zero Coupon Optionally Convertible Debentures / Loans of Reliance Energy and Project Development Private Limited	302.07
Other Investments / Assets	4,763.69
Total Assets	**10,202.64**

5. Please also refer Note 15 of Schedule "O" of the notes to accounts.

Consolidated Financial Statements and Notes

Consolidated Financial Statements and Notes

Auditors' Report on Consolidated Financial Statements

TO THE BOARD OF DIRECTORS
RELIANCE INDUSTRIES LIMITED

We have audited the attached Consolidated Balance Sheet of Reliance Industries Limited ("the Company") and its subsidiaries as at 31st March, 2006, and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management and have been prepared by the Management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Financial statements of subsidiaries, which reflect total assets of Rs. 10,193.90 crores as at 31st March, 2006, total revenues of Rs. 54.51 crores and net cash flows amounting to Rs. 451.08 crores for the year then ended, have been audited by one or jointly by two of us and financial statement of associate in which the share of profit of the Company is Rs. 8.78 crores, have been audited by one of us; and

For remaining, financial statements of subsidiaries, which reflect total assets of Rs.1,105.07 crores as at 31st March, 2006, total revenues of Rs. 1,832.78 crores and net cash flows amounting to Rs. 11.77 crores for the year then ended and financial statement of associate in which the share of profit of the Company is Rs. 3.59 crores, which have been audited by other auditors, whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries / associates, is based solely on their reports.

The Company's share of profit in associate aggregating to Rs. 462.30 crores for the year ended 31st March, 2006 have been accounted based on un-audited financial results, which has been reviewed by two of us jointly and as explained in note 4 of Schedule N, the said un-audited financial results are subject to accounting effects on account of merger pending necessary approvals.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements and Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. As explained in Note No. 5 of Schedule N, in accordance with the Scheme of arrangement approved by Hon'ble High Court of Mumbai, the adjustment for net assets transferred has been appropriated against the revaluation reserve.

Based on our audit and on consideration of reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of the Company and its subsidiaries as at 31st March, 2006;

(b) in the case of the Consolidated Profit and Loss Account, of the consolidated profits of the Company and its subsidiaries for the year then ended; and

(c) in the case of the Consolidated Cash Flow Statement, of the consolidated cash flows of the company and its subsidiaries for the year then ended.

For **Chaturvedi & Shah**
Chartered Accountants

D. Chaturvedi
Partner
Membership No.: 5611

For **Rajendra & Co.**
Chartered Accountants

A. R. Shah
Partner
Membership No.: 47166

For **Deloitte Haskins & Sells**
Chartered Accountants

P. R. Barpande
Partner
Membership No.: 15291

Place: Mumbai
Dated: 27th April, 2006

Consolidated Balance Sheet as at 31st March, 2006

(Rs. in crore)

	Schedule	As at 31st March, 2006		As at 31st March, 2005	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	1,393.17		1,393.09	
Reserves and Surplus	'B'	49,634.86		39,700.58	
			51,028.03		41,093.67
Minority Interest			457.25		0.05
Loan Funds					
Secured Loans	'C'	7,664.90		8,005.40	
Unsecured Loans	'D'	15,677.90		10,811.69	
			23,342.80		18,817.09
Deferred Tax Liability			4,970.82		4,266.82
TOTAL			79,798.90		64,177.63
APPLICATION OF FUNDS					
Fixed Assets	'E'				
Gross Block		87,840.75		55,127.49	
Less: Depreciation		31,550.08		24,873.37	
Net Block		56,290.67		30,254.12	
Capital Work -in -Progress		8,896.20		4,870.57	
			65,186.87		35,124.69
Investments					
In Associates		845.55		16,533.77	
In Others		5,821.26		6,550.20	
			6,666.81		23,083.97
Current Assets, Loans and Advances					
Current Assets	'F'				
Inventories		10,345.26		7,412.88	
Sundry Debtors		4,351.67		3,927.81	
Cash and Bank Balances		2,616.41		3,610.72	
Other Current Assets		25.01		1,453.31	
		17,338.35		16,404.72	
Loans and Advances	'G'	7,673.82		6,697.21	
		25,012.17		23,101.93	
Less: **Current Liabilities and Provisions**	'H'				
Current Liabilities		12,870.91		13,662.23	
Provisions		4,201.66		3,470.75	
		17,072.57		17,132.98	
Net Current Assets			7,939.60		5,968.95
Miscellaneous Expenditure [to the extent not written off or adjusted]			5.62		0.02
TOTAL			79,798.90		64,177.63
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants

D. Chaturvedi
Partner

For Rajendra & Co.
Chartered Accountants

A.R. Shah
Partner

For Deloitte Haskins & Sells
Chartered Accountants

P. R. Barpande
Partner

Mumbai
April 27, 2006

For and on behalf of the Board

M. D. Ambani - Chairman & Managing Director
H. R. Meswani - Executive Director

R. H. Ambani
M. L. Bhakta
Y. P. Trivedi
Dr. D. V. Kapur
M. P. Modi
S. Venkitaramanan
Prof. Ashok Misra
Prof. Dipak C. Jain
} Directors

V. M. Ambani - Company Secretary

Consolidated Profit and Loss Account for the year ended 31st March, 2006

(Rs. in crore)

	Schedule	2005-06		2004-05	
INCOME					
Turnover		90,937.94		73,710.46	
Less: Excise Duty / Services Tax Recovered		7,913.13		7,112.80	
Net Turnover			83,024.81		66,597.66
Other Income (including Share in Associates)	'I'		1,204.64		1,499.70
Variation in Stocks	'J'		2,120.16		(524.35)
			86,349.61		67,573.01
EXPENDITURE					
Purchases			2,541.59		2,356.55
Manufacturing and Other Expenses	'K'		68,254.73		50,920.21
Interest	'L'		934.56		1,474.07
Depreciation		4,947.75		3,788.43	
Less: Transferred from Revaluation Reserve		1,452.82		-	
Less: Transferred from General Reserve		-		61.07	
[Refer Note 6, Schedule 'N']			3,494.93		3,727.36
			75,225.81		58,478.19
Profit Before Tax and Exceptional Item			11,123.80		9,094.82
(Loss) / Profit on sale of subsidiaries			(99.54)		30.63
Profit Before Tax			11,024.26		9,125.45
Provision for Current Tax			894.78		705.22
Provision for Fringe Benefit Tax			30.72		-
Provision for Deferred Tax			704.00		792.00
Profit after Tax (before adjustment for Minority Interest)			9,394.76		7,628.23
Add: Share of Loss transferred to Minority			3.47		-
Profit after Tax (after adjustment for Minority Interest)			9,398.23		7,628.23
Add: Balance brought forward from Previous Year			9,247.07		5,773.64
Dividend adjustment on consolidation			78.50		54.95
Reserve adjustment on sale of subsidiaries			0.20		(6.52)
Taxation for Earlier Years			-		0.32
Statutory Reserve of Subsidiaries written back			15.91		-
Amount Available for Appropriations			18,739.91		13,450.62
APPROPRIATIONS					
Debenture Redemption Reserve		27.70		1.33	
Statutory Reserve		0.43		6.34	
General Reserve [Refer Note 7, Schedule 'N']		13,382.16		3,000.00	
Proposed Dividend on Preference Shares		0.01		-	
Proposed Dividend on Equity Shares		1,393.51		1,045.13	
Tax on Dividend		195.44		146.58	
Tax on Dividend for earlier years		-		4.17	
			14,999.25		4,203.55
Balance Carried to Balance Sheet			3,740.66		9,247.07
Basic and Diluted Earning per Share of face value of Rs.10 each (in Rupees) [Refer Note 15, Schedule 'N']			67.44		54.65
Significant Accounting Policies	'M'				
Notes on Accounts	'N'				

As per our Report of even date

For and on behalf of the Board

For Chaturvedi & Shah Chartered Accountants	**For Rajendra & Co.** Chartered Accountants	**For Deloitte Haskins & Sells** Chartered Accountants	**M. D. Ambani**	Chairman & Managing Director
			H. R. Meswani	Executive Director
D. Chaturvedi Partner	**A.R. Shah** Partner	**P. R. Barpande** Partner	**R. H. Ambani**, **M. L. Bhakta**, **Y. P. Trivedi**, **Dr. D. V. Kapur**, **M. P. Modi**, **S. Venkitaramanan**, **Prof. Ashok Misra**, **Prof. Dipak C. Jain**	Directors
Mumbai April 27, 2006			**V. M. Ambani**	Company Secretary

Consolidated Cash Flow Statement for the year 2005 - 06

(Rs. in crore)

		2005-06		2004-05
A: CASH FLOW FROM OPERATING ACTIVITIES:				
Net Profit before tax as per Profit and Loss Account		11,024.26		9,125.45
Adjusted for:				
Share in Income of Associates	(474.67)		(69.63)	
Net Prior Year Adjustments	0.88		2.86	
Investment written off / Provided	-		2.94	
Dimunition in the value of Current Investments	23.43		-	
Investment Grant (non cash income)	(0.45)		-	
Provision for doubtful claims	0.05		69.88	
(Profit) / Loss on Sale / Discarding of Assets	0.27		8.92	
Depreciation	4,947.75		3,788.43	
Transferred from Revaluation Reserve	(1,452.82)		-	
Transferred from General Reserve	-		(61.07)	
Effect of Exchange Rate Change	37.77		116.43	
Profit on Sale of Investments	(95.66)		(47.17)	
Dividend Income	(43.61)		-	
Interest / Other Income	(491.95)		(1,280.00)	
Interest Expenses	934.56		1,474.07	
		3,385.55		4,005.66
Operating Profit before Working Capital Changes		14,409.81		13,131.11
Adjusted for:				
Trade and Other Receivables	858.38		1,739.79	
Inventories	(2,698.00)		(181.66)	
Trade Payables	(1,354.21)		3,124.97	
		(3,193.83)		4,683.10
Cash Generated from Operations		11,215.98		17,814.21
Net Prior Year Adjustments		(0.88)		(2.86)
Taxes Paid		(941.96)		(506.28)
Net Cash from Operating Activities		10,273.14		17,305.07
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		(11,405.48)		(5,353.68)
Sale of Fixed Assets		20.99		1,693.35
Purchase of Investments		(45,545.88)		(41,946.34)
Sale of Investments		44,961.41		37,801.80
Movement in Loans		(1,776.24)		(691.82)
Interest Income		512.20		283.40
Dividend Income		43.66		-
Net Cash Used in Investing Activities		(13,189.34)		(8,213.29)

Consolidated Cash Flow Statement for the year 2005 - 06 (Contd.)

(Rs. in crore)

			2005-06		2004-05
C:	**CASH FLOW FROM FINANCING ACTIVITIES:**				
	Proceeds from Issue of Share Capital (Net)		450.49		0.07
	Buyback of Equity Shares		-		(149.61)
	Proceeds from Long Term Borrowings		6,090.12		7,149.70
	Repayment of Long Term Borrowings		(5,002.09)		(7,731.66)
	Short Term Loans		3,085.88		(2,282.67)
	Dividends Paid		(1,106.77)		(771.84)
	Interest Paid		(1,596.06)		(1,920.17)
	Miscellaneous Expenditure		(5.12)		-
	Net Cash from / (Used in) Financing Activities		1,916.45		(5,706.18)
	Net Increase / (Decrease) in Cash and Cash Equivalents		(999.75)		3,385.60
	Opening Balance of Cash and Cash Equivalents	3,610.72		270.88	
	Add: upon addition of New subsidiaries	6.98		-	
	Less: upon sale of subsidiaries	1.54	3,616.16	45.76	225.12
	Closing Balance of Cash and Cash Equivalents		2,616.41		3,610.72

As per our Report of even date

For Chaturvedi & Shah	For Rajendra & Co.	For Deloitte Haskins & Sells
Chartered Accountants	Chartered Accountants	Chartered Accountants
D. Chaturvedi	**A.R. Shah**	**P. R. Barpande**
Partner	Partner	Partner

Mumbai
April 27, 2006

For and on behalf of the Board

M. D. Ambani	- Chairman & Managing Director
H. R. Meswani	- Executive Director
R. H. Ambani M. L. Bhakta Y. P. Trivedi Dr. D. V. Kapur M. P. Modi S. Venkitaramanan Prof. Ashok Misra Prof. Dipak C. Jain	Directors
V. M. Ambani	- Company Secretary

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'A'

(Rs. in crore)

SHARE CAPITAL			As at 31st March, 2006		As at 31st March, 2005
Authorised:					
250 00 00 000 (250 00 00 000)	Equity Shares of Rs. 10 each		2,500.00		2,500.00
50 00 00 000 (50 00 00 000)	Preference Shares of Rs. 10 each		500.00		500.00
			3,000.00		3,000.00
Issued, Subscribed and Paid up:					
139 35 08 041 (139 35 08 041)	Equity Shares of Rs. 10 each fully paid up	1,393.51		1,393.51	
	Less: Calls in arrears - by others	0.34		0.42	
			1,393.17		1,393.09
	TOTAL		1,393.17		1,393.09

1. Of the above Equity Shares:

   (a) 48 17 70 552 (48 17 70 552) Shares out of the issued and subscribed share capital before the buyback of shares were allotted as Bonus Shares by capitalisation of Share Premium and Reserves.

   (b) 52 31 98 799 (52 31 98 799) Shares out of the issued and subscribed share capital before the buyback of shares were allotted pursuant to Schemes of Amalgamation without payments being received in cash and includes 10,46,60,154 shares allotted to Petroleum Trust, the sole beneficiary of which is Reliance Industrial and Investments Holdings Limited, a wholly owned subsidiary of the company.

   (c) 33 04 27 345 (33 04 27 345) Shares out of the issued and subscribed share capital before the buyback of shares were allotted on conversion/ surrender of Debentures and Bonds, conversion of Term Loans, exercise of warrants, against Global Depository Shares (GDS) and reissue of forfeited equity shares.

2. During the Previous Year, the Company bought back and extinguished 28,69,495 equity shares.

3. The Company has reserved issuance of 5,26,87,851 Equity Shares of Rs.10 each for offering to employees under Employees Stock Option Scheme (ESOP).

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

RESERVES AND SURPLUS		As at 31st March, 2006		As at 31st March, 2005
Revaluation Reserve				
As per last Balance Sheet	2,729.88		2,733.53	
Add: On Revaluation [Refer Note 6(a) to Schedule 'N']	22,497.34		-	
	25,227.22		2,733.53	
Less: Net Assets transferred on Demerger [Refer Note No.5, Schedule 'N']	18,792.18		-	
Less: Transferred to Profit and Loss Account [Refer Note 6 to Schedule 'N']	1,452.82		-	
Less: Deduction on sale/ discarding of Revalued Assets	4.66		3.65	
		4,977.56		2,729.88
Capital Reserve				
As per last Balance Sheet	291.28		291.28	
Add: On Consolidation of New Subsidiaries	167.86		-	
		459.14		291.28
Exchange Fluctuation Reserve		2.88		-
Capital Redemption Reserve				
As per last Balance Sheet	887.94		885.07	
Add: Transferred from Profit and Loss Account	-		2.87	
		887.94		887.94
Securities Premium Account				
As per last Balance Sheet	15,467.66		15,825.07	
Less: Premium on Buyback of Equity Shares	-		146.74	
Less: Premium on Redemption of Debentures/Bonds	0.25		210.67	
	15,467.41		15,467.66	
Less: Calls in arrears - by others	1.84		2.25	
		15,465.57		15,465.41
Debentures Redemption Reserve				
As per last Balance Sheet	559.32		557.99	
Add: Transferred from Profit and Loss Account	27.70		1.33	
		587.02		559.32
Statutory Reserve				
As per last Balance Sheet	15.91		9.57	
Add: Transferred from Profit and Loss Account	0.43		6.34	
Less: Write back on De-subsidiarisation of Reliance Power Ventures Limited	15.91		-	
		0.43		15.91
General Reserve				
As per last Balance Sheet	10,121.79		7,185.73	
Less: Transferred to Capital redemption Reserve on buy back of Equity shares	-		2.87	
Less: Transferred to Profit and Loss Account*	-		61.07	
	10,121.79		7,121.79	
Add: Transferred from Profit and Loss Account	13,382.16		3,000.00	
		23,503.95		10,121.79
Shares in Reserves of Associates				
Revaluation Reserves :				
As per last Balance Sheet	338.28		318.33	
Additions during the year	-		19.95	
Less: Write back of Reserves on Demerger of Associates	328.57		-	
	9.71		338.28	
Capital Reserves :				
As per last Balance Sheet	43.70		43.70	
Less: Write back of Reserves on Demerger of Associates	43.70		-	
	-		43.70	
		9.71		381.98
Profit and Loss Account		3,740.66		9,247.07
TOTAL		49,634.86		39,700.58

* Cumulative amount transferred on account of Depreciation on Revaluation Rs. 2,563.43 crore (Previous Year Rs. 2,563.43 crore)

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'C'

(Rs. in crore)

SECURED LOANS		As at 31st March, 2006		As at 31st March, 2005
A. DEBENTURES				
1. Non Convertible Debentures	6,038.35		7,074.75	
2. Deep Discount Debentures	-		37.20	
Less: Unamortised Discounts	-		4.70	
	-		32.50	
		6,038.35		7,107.25
B. WORKING CAPITAL LOANS				
From Banks				
Foreign Currency Loans	1,150.53		864.84	
Rupee Loans	476.02		33.31	
		1,626.55		898.15
TOTAL		7,664.90		8,005.40

1. (a) Debentures referred to in A above to the extent of Rs. 3,266.67 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Hazira, District Surat in the State of Gujarat and at Patalganga, District Raigad in the State of Maharashtra.

   (b) Debentures referred to in A above to the extent of Rs. 566.25 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties situated at Patalganga, District Raigad in the State of Maharashtra and on the properties of petrochemicals complex situated at Jamnagar, in the State of Gujarat and on the movable properties situated at Hazira, District Surat in the State of Gujarat.

   (c) Debentures referred to in A above to the extent of Rs. 2,205.43 crore are secured by way of first mortgage / charge in favour of the Trustees on all the properties, both present and future, excluding book debts, office premises and certain other properties specifically excluded of the Refinery Division of the Company.

   (d) Debentures referred to in A above are redeemable at par, in one or more installments, on various dates with the earliest redemption being on 30th April, 2006 and the last being on 24th November, 2018. The debentures are redeemable as follows: Rs.981.40 crore in financial year 2006-07, Rs.1,143.65 crore in financial year 2007-08, Rs.976.00 crore in financial year 2008-09, Rs.742.30 crore in financial year 2009-10, Rs.175.00 crore in financial year 2010-11, Rs.250.00 crore in financial year 2011-12, Rs.470.00 crore in financial year 2012-13, Rs.383.33 crore in financial year 2013-14, Rs.383.34 crore in financial year 2014-15, Rs.133.33 crore in financial year 2015-16, Rs.133.33 crore in financial year 2016-17, Rs.133.33 crore in financial year 2017-18 and Rs.133.34 crore in financial year 2018-19.

2. Working Capital Loans from Banks referred to in B above are secured by hypothecation of present and future stock of raw materials, stock-in-process, finished goods, stores and spares, book debts, outstanding monies, receivable claims etc. save and except receivable of Oil and Gas Division.

SCHEDULE 'D'

(Rs. in crore)

UNSECURED LOANS		As at 31st March, 2006		As at 31st March, 2005
A. Long Term				
i) From Banks	8,483.20		6,459.40	
ii) From Others	2,155.35		1,809.73	
		10,638.55		8,269.13
B. Short Term				
i) From Banks	3,882.51		886.06	
ii) From Others	1,151.93		1,656.50	
iii) Interest accrued and Due	4.91		-	
		5,039.35		2,542.56
TOTAL		15,677.90		10,811.69

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

Description	Gross Block					Depreciation		Net Block	
	As at 01-04-2005	Revaluation	Additions @	Deductions/ Adjustments	As at 31-03-2006	For the Year	Upto 31-03-2006	As at 31-03-2006	As at 31-03-2005
OWN ASSETS :									
Leasehold Land	74.24	-	2.49	4.03	72.70	1.06	6.78	65.92	68.29
Freehold Land	367.03	-	64.45	12.34	419.14	-	-	419.14	367.03
Buildings	3,180.63	527.29	1,253.57	153.92	4,807.57	148.59	1,306.82	3,500.75	2,333.05
Plant & Machinery	46,188.68	20,980.87	8,557.60	512.44	75,214.71	4,329.31	27,075.48	48,139.23	24,682.06
Electrical Installations	990.41	640.67	340.85	21.35	1,950.58	98.69	598.88	1,351.70	472.05
Equipments	900.17	348.51	269.10	24.49	1,493.29	91.52	582.40	910.89	587.16
Furniture & Fixtures	305.02	-	32.65	40.33	297.34	20.89	135.31	162.03	166.98
Vehicles	149.70	-	38.24	52.09	135.85	21.04	68.10	67.75	69.65
Ships	259.38	-	17.03	-	276.41	9.09	193.81	82.60	74.66
Aircrafts & Helicopters	87.31	-	38.84	8.84	117.31	12.53	58.57	58.74	38.60
Jetties	646.97	-	-	-	646.97	71.37	342.38	304.59	375.96
Sub-Total	53,149.54	22,497.34	10,614.82	829.83	85,431.87	4,804.09 *	30,368.53	55,063.34	29,235.49
LEASED ASSETS :									
Plant & Machinery	-	-	-	-	-	-	-	-	-
Ships	9.98	-	-	-	9.98	2.00	9.65	0.33	2.33
Sub-Total	9.98	-	-	-	9.98	2.00	9.65	0.33	2.33
INTANGIBLE ASSETS :									
Technical Knowhow fees**	1,750.11	-	176.86	-	1,926.97	100.55	940.48	986.49	910.18
Software**	217.86	-	65.32	-	283.18	40.65	152.39	130.79	106.12
Others**	-	-	188.75	-	188.75	0.46	79.03	109.72	-
Sub-Total	1,967.97	-	430.93	-	2,398.90	141.66	1,171.90	1,227.00	1,016.30
Total	55,127.49	22,497.34	11,045.75	829.83	87,840.75	4,947.75	31,550.08	56,290.67	30,254.12
Previous Year	53,573.85	-	3,896.63	2,342.99	55,127.49	3,788.43	24,873.37	30,254.12	
Capital Work-in-Progress								8,896.20	4,870.57

a) Leasehold Land includes Rs. 0.11 crore (Previous Year 0.11 crore) in respect of which lease-deeds are pending execution.

b) Buildings include :

i) Cost of shares in Co-operative Societies Rs. 0.03 crore (Previous Year Rs. 0.01 crore).

ii) Rs. 93.20 crore (Previous Year Rs. 93.20 crore) incurred towards purchase/ acquisition of 1,94,819 Equity shares of Re.1 each of M/s Mature Trading and Investments Private Limited with a right of occupancy of certain area of a commercial premises.

iii) Rs.29,125 (Previous Year Rs.29,125) towards 5 shares of Rs.200 each of Bombay Gujarat Art Silk Vepari Mahajan Co-operative Shops & Warehouse Society Limited, 60 shares of Rs.100 each of New Piece Goods Bazar Co. Limited, 15 shares of Rs.100 each of Pandesara Industrial Co-operative Society Limited, 20 shares of Rs.200 each of The Bombay Market Art Silk Co-operative (Shops & Warehouses) Society Limited and 225 shares of Rs.100 each, Rs.25 paid up of Crimpers Industrial Co-operative Society Limited, with a right of occupancy of certain area of concerned commercial premises.

c) Capital-work-in progress includes :

i) Rs.486.91 crore on account of pre-operative expenses (Previous Year Rs.226.17 crore).

ii) Rs.320.58 crore on account of cost of construction materials at site. (Previous Year Rs.426.40 crore).

iii) Rs.438.36 crore on account of advance against capital expenditure. (Previous Year Rs.851.44 crore).

d) Additions/ Deletions and Capital work in Progress is net of a gain of Rs.39.17 crore on account of exchange difference during the year. (Previous Year a gain of Rs.54.37 crore)

e) The Ownership of Jetties vests with Gujarat Maritime Board. However, under an agreement with Gujarat Maritime Board, the company has been permitted to use the same at a concessional rate.

f) Gross Block includes Rs.22,497.34 crore being the amount added on revaluation of Building, Plant and Machinery, Electrical Installations and Equipments as at 01.08.2005.

g) Deduction from Gross Block includes assets demerged on 31st August, 2005 amounting to Rs. 355.40 crore as per the Scheme of Arrangement approved by the Hon'ble High Court of Mumbai on 9th December, 2005 effective 21st December, 2005 as below:

		Rs. in crore
i)	Leasehold Land	4.03
ii)	Freehold Land	12.34
iii)	Buildings	151.15
iv)	Plant & Machinery	67.44
v)	Electrical Installations	18.49
vi)	Equipments	13.15
vii)	Furniture & Fixtures	39.32
viii)	Vehicles	40.64
ix)	Aircrafts & Helicopters	8.84
		355.40

* Refer to Note 6 , Schedule 'N'

** Other than internally generated

@ Additions include Reliance Netherlands BV's consolidated opening Gross Block of Rs. 2,887.34 crore.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'F'

(Rs. in crore)

CURRENT ASSETS	As at 31st March, 2006		As at 31st March, 2005	
INVENTORIES				
Stores, Chemicals and Packing Materials	834.27		679.45	
Raw Materials	4,226.58		3,748.36	
Stock-in-Process	1,739.60		971.45	
Finished Goods / Traded Goods	3,544.81		2,013.62	
		10,345.26		7,412.88
SUNDRY DEBTORS (Unsecured and Considered Good)				
Over six months	21.91		42.18	
Others	4,329.76		3,885.63	
		4,351.67		3,927.81
CASH AND BANK BALANCES				
Cash on hand	1.61		2.54	
Balance with Banks				
In Current Accounts				
with Scheduled Banks	236.07		382.55	
with Others	21.46		0.36	
In Fixed Deposit Accounts :				
with Scheduled Banks	2,357.27		3,224.32	
with Others	-		0.95	
		2,616.41		3,610.72
OTHER CURRENT ASSETS				
Interest Accrued on Investments	24.94		793.30	
Premium Accrued on Investments in Preference Shares	0.07		660.01	
		25.01		1,453.31
TOTAL		17,338.35		16,404.72

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 'G'

(Rs. in crore)

LOANS AND ADVANCES		As at 31st March, 2006		As at 31st March, 2005
UNSECURED-(Considered Good Unless Otherwise Stated)				
Advances recoverable in cash or in kind or for value to be received	5,599.85		4,404.17	
Less: Considered Doubtful	69.93		69.88	
		5,529.92		4,334.29
Deposits		1,412.92		1,846.17
Balance with Customs, Central Excise Authorities, etc.		730.98		516.75
TOTAL		7,673.82		6,697.21

Note:

Lease rent receivable as at 31st August 2005, amounting to Rs. 46.20 crore were demerged as per the Scheme of Arrangement approved by the Hon. High Court of Mumbai on 9th December, 2005 and which was effective from 21st December, 2005.

SCHEDULE 'H'

(Rs. in crore)

CURRENT LIABILITIES AND PROVISIONS		As at 31st March, 2006		As at 31st March, 2005
CURRENT LIABILITIES				
Sundry Creditors - Small Scale Industries	7.41		4.48	
- Others *	12,446.71		13,207.79	
Liability for Leased Assets	0.81		2.74	
Unpaid Dividend #	58.29		51.84	
Unpaid Matured debentures #	27.11		28.40	
Unpaid Call Money #	-		0.03	
Interest accrued on above #	0.19		0.54	
Interest accrued but not due on Loans	330.39		366.41	
		12,870.91		13,662.23
PROVISIONS				
Provision for Income Tax	944.14		703.92	
Provision for Fringe Benefit Tax	30.72		-	
Provision for Wealth Tax	20.65		12.65	
Provision for Leave encashment/ Superannuation / Gratuity	412.78		174.60	
Other Provisions	1,204.42		1,387.87	
Proposed Dividend	1,393.51		1,045.13	
Tax on Dividend	195.44		146.58	
		4,201.66		3,470.75
TOTAL		17,072.57		17,132.98

* Includes for capital expenditure Rs.728.18 crore (Previous Year Rs.525.37 crore).

\# These figures do not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except Rs. 2.37 crore (Previous Year Rs. 1.17 crore) which is held in abeyance due to legal cases pending.

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'I'

(Rs. in crore)

OTHER INCOME	2005-06		2004-05	
Dividend :				
From Long Term Investments		43.61		-
Interest Received :				
From Current Investments	94.41		58.10	
From Long Term Investments	88.01		207.54	
From Others	309.53		103.60	
[Tax Deducted at Source Rs. 66.39 crore (Previous Year Rs. 12.05 crore)]		491.95		369.24
Premium on Investments in Preference Shares		-		910.76
Profit on Sale of Long Term Investments (net)	0.41		15.99	
Profit on Sale of Current Investments (net)	95.25		31.18	
		95.66		47.17
Profit on Sale of Fixed Assets		6.32		17.82
Miscellaneous Income		92.43		85.08
Share in Associates	474.67		455.34	
Less: Elimination of Inter Company Profits	-		385.71	
		474.67		69.63
TOTAL		1,204.64		1,499.70

SCHEDULE 'J'

(Rs. in crore)

VARIATION IN STOCKS	2005-06		2004-05	
STOCK-IN-TRADE (at close)				
Finished Goods / Traded Goods	3,544.81		2,013.62	
Stock-in-process	1,739.60		971.45	
		5,284.41		2,985.07
STOCK-IN-TRADE (at commencement)				
Finished Goods / Traded Goods	2,013.62		2,757.04	
Stock-in-process	971.45		752.38	
	2,985.07		3,509.42	
Opening stock of Subsidiary acquired during the year	179.18		-	
		3,164.25		3,509.42
TOTAL		2,120.16		(524.35)

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'K'

(Rs. in crore)

MANUFACTURING AND OTHER EXPENSES		2005-06		2004-05
RAW MATERIAL CONSUMED		56,626.42		43,575.32
MANUFACTURING EXPENSES				
Stores, Chemicals and Packing Materials	1,396.98		1,486.17	
Electric Power, Fuel and Water	1,146.26		907.94	
Machinery Repairs	375.58		177.14	
Building Repairs	45.37		65.23	
Labour, Processing and Machinery Hire Charges	564.45		651.84	
Excise Duty	333.54		132.47	
Lease Rent	16.57		17.88	
Exchange Differences (Net)	108.84		(151.29)	
		3,987.59		3,287.38
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)				
Salaries, Wages and Bonus	1,171.95		626.29	
Contribution to Provident Fund, Gratuity Fund, Superannuation Fund, Employee's State Insurance Scheme, Pension Scheme, Labour Welfare Fund etc.	193.89		121.70	
Employee's Welfare and other amenities	103.42		109.60	
		1,469.26		857.59
SALES AND DISTRIBUTION EXPENSES				
Samples, Sales Promotion and Advertisement Expenses	53.65		116.75	
Brokerage, Discount and Commission	304.43		245.89	
Warehousing and Distribution Expenses	1,846.65		1,009.78	
Sales Tax including defeased / Service Tax	2,636.19		454.72	
		4,840.92		1,827.14
ESTABLISHMENT EXPENSES				
Insurance	230.11		217.48	
Rent	150.12		181.26	
Rates & Taxes	203.33		212.71	
Other Repairs	107.20		81.77	
Travelling Expenses	102.64		74.05	
Payment to Auditors	7.51		4.60	
Professional Fees	259.33		197.96	
Loss on Sale / Discarding of Assets	6.59		26.74	
General Expenses*	390.96		339.65	
Wealth Tax	8.00		8.00	
Charity and Donations	25.70		38.31	
		1,491.49		1,382.53
		68,415.68		50,929.96
Less : Preoperative Expenses of Projects Under Commissioning (Net)		160.95		9.75
TOTAL		68,254.73		50,920.21

* Includes Dimunition in value of current investments Rs. 23.43 crore (Previous Year Rs. 2.94 crore) and Provision for Doubtful Claims of Rs. 0.05 crore (Previous Year Rs. 69.88 crore).

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE 'L'

(Rs. in crore)

INTEREST	2005-06	2004-05
Debentures	569.03	820.86
Fixed Loans	219.97	210.74
Others	145.56	442.47
TOTAL	934.56	1,474.07

SCHEDULE 'M'

SIGNIFICANT ACCOUNTING POLICIES TO THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. **Principles of consolidation**

   The consolidated financial statements relate to Reliance Industries Limited ('the Company') and its subsidiary companies. The consolidated financial statements have been prepared on the following basis:

   a) The financial statements of the Company and its subsidiary companies are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses in accordance with Accounting Standard (AS) 21 - "Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India.

   b) In case of foreign subsidiaries, being non-integral foreign operations, revenue items are consolidated at the average rate prevailing during the year. All assets and liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the exchange fluctuation reserve.

   c) The difference between the cost of investment in the subsidiaries, over the net assets at the time of acquisition of shares in the subsidiaries is recognised in the financial statements as Goodwill or Capital Reserve as the case may be.

   d) The difference between the proceeds from disposal of investment in a subsidiary and the carrying amount of its assets less liabilities as of the date of disposal is recognised in the consolidated statement of Profit and Loss account as the profit or loss on disposal of investment in subsidiary.

   e) Minority Interest's share of net profit of consolidated subsidiaries for the year is identified and adjusted against the income of the group in order to arrive at the net income attributable to shareholders of the company.

   f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated balance sheet separate from liabilities and the equity of the company's shareholders.

   g) In case of associates where the company directly or indirectly through subsidiaries holds more than 20% of equity, Investments in associates are accounted for using equity method in accordance with Accounting Standard (AS) 23 - "Accounting for investments in associates in consolidated financial statements" issued by the Institute of Chartered Accountants of India.

   h) The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its profit and loss account to the extent such change is attributable to the associates' profit and loss account and through its reserves for the balance, based on available information.

   i) The difference between the cost of investment in the associates and the share of net assets at the time of acquisition of shares in the associates is identified in the financial statements as Goodwill or Capital Reserve as the case may be.

   j) As far as possible, the consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

2. Investments other than in subsidiaries and associates have been accounted as per Accounting Standard (AS) 13 on "Accounting for Investments".

3. Other significant accounting policies

   These are set out under "Significant Accounting Policies" as given in the Unconsolidated Financial Statements of Reliance Industries Limited and its subsidiaries.

Notes on Consolidated Accounts

SCHEDULE 'N'

NOTES ON ACCOUNTS TO CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1. The subsidiary companies considered in the consolidated financial statements are:

Name of the Subsidiaries	Country of incorporation	Proportion of ownership interest
Reliance Industrial Investments and Holdings Limited	India	100%
Reliance Industries (Middle East) DMCC	U.A.E.	100%
Reliance Ventures Limited	India	100%
Reliance Strategic Investments Limited	India	100%
Reliance Petroleum Limited	India	100%
Reliance Infrastructure Limited	India	100%
Reliance Netherland B.V.	Netherlands	100%
Reliance Retail Limited	India	100%

The following subsidiaries were desubsidiarised during the year. The results of operations of these entities are included in the consolidated financial statements till the date of cessation of the subsidiary relationship.

Reliance Power Ventures Limited

Reliance Technologies LLC.

Gas Transportation & Infrastructure Company Limited

Reliance Do Brasil Industria E Comercio De Produtos Texteis, Quimicos, Petroquimicos E Derivados Ltda (Reliance Brazil LLC.)

2. The significant associate companies considered in the consolidated financial statements are:

Name of the Associates	Country of incorporation	Proportion of ownership interest
Reliance Industrial Infrastructure Limited	India	46.23%
Indian Petrochemical Corporation Limited*	India	46.00%
Reliance Europe Limited	U.K.	50.00%

* Through Reliance Ventures Limited, Reliance Strategic Investments Limited, Reliance Pharmaceuticals (India) Private Limited, Reliance Neutraceuticals Private Limited and Reliance Petroinvestments Limited.

3. The Consolidated audited financial statement of Reliance Netherland B.V. upto 31st December, 2005, and Reliance Industries (Middle East) DMCC upto 31st December, 2005 have been prepared in accordance with International Financial Reporting Standard. The difference in accounting policies between the company and its subsidiary is not material and there are no significant inter company transactions from 1st January, 2006 to 31st March, 2006.

4. The Company's share in its associate, Indian Petrochemicals Corporation Limited, aggregating to Rs. 462.30 crores has been accounted based on un-audited financial results for the year ended 31st March, 2006. The Board of Directors of the said company have approved the merger of six entities with effect from 1st April, 2005, subject to necessary approvals and the accounting effect consequent to said merger proposal will be given by the said company on obtaining the required approvals and the courts' sanctions. Accordingly, such financial results are subject to adjustment on account of the merger. However, the statutory auditors have carried out the limited review of the financials of the said Company.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

5. The Company's Scheme of Arrangement (Scheme), to demerge certain undertakings to four resulting companies was approved by the Hon'ble High Court of Mumbai on 9th December, 2005 and is effective from 21st December, 2005.

   In terms of the Scheme, the assets and liabilities relatable to the demerged undertakings have been transferred at values appearing in the books of accounts as on the close of business on 31st August, 2005. Accordingly, net assets of Rs.19,119.55 crore were demerged to the four resulting entities i.e. Reliance Communication Ventures Limited - Rs.15,389.35 crore, Reliance Energy Venture Limited - Rs.2,921.02 crore, Reliance Capital Ventures Limited - Rs.512.41 crore and Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited) - Rs.296.77 crore. The aggregate carrying amount of the above assets, in the consolidated financial statements of Rs. 18,792.18 crore (after consolidation adjustments of Rs. 327.37 crore) is appropriated against the revaluation reserve, pursuant to the Court order.

6. (a) The Company, based on the report by international valuers, has revalued plant, Equipment and buildings situated at Patalganga, Hazira and Jamnagar as at 1st August, 2005 by an amount of Rs.22,497.34 crore and an equivalent amount has been credited to Revaluation Reserve Account. Consequent to the revaluation, there is an additional charge for depreciation of Rs.1,409.08 crore for the year and an equivalent amount has been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account.

   (b) The Gross Block of Fixed Assets include Rs.2,725.22 crore (Previous Year Rs.2,729.88 crore) on account of revaluation of Fixed Assets carried out in the past. Consequent to the said revaluation there is an additional charge of depreciation of Rs.43.74 crore (Previous Year Rs.61.07 crore) and an equivalent amount, which was hitherto being withdrawn from General Reserves, has now been withdrawn from Revaluation Reserve and credited to the Profit and Loss Account. This has no impact on the profit for the year.

7. Transfer to General Reserve from Profit and Loss Account include Rs.12,850.00 crore transferred on 31st August, 2005.

8. Minority Interest includes share application money received by Reliance Petroleum Limited of Rs. 450.00 crore (Previous Year Rs. Nil).

9. During the year, Reliance Retail Limited, the Company's subsidiary, established Reliance Retail Employees Restricted Stock Unit Plan (RRSU2006). The subsidiary is authorized to issue up to Fifty One crore Restricted Stock Units (RSU's) to Eligible Employees (including employees of Reliance Industries Limited, the holding company) under RRSU 2006. The RSU's vest at the end of one year from the date of grant and upon vesting the employees are entitled to one equity share for every RSU. The excess of fair price on the date of grant over the exercise price is recognized as deferred compensation cost and amortized over the vesting period. As on 31st March, 2006, the company has granted fifty one crore RSU's under RRSU 2006 and no RSU's have vested till 31st March, 2006. No deferred compensation cost has been recognized by the subsidiary since difference between the fair value and the exercise price is nil.

10. Turnover includes Income from Services of Rs. 99.01 crore (Previous Year Rs. 893.24 crore).

11. Managerial Remuneration:

(Rs. in crore)

		2005-06	2004-05
i)	Salaries	1.41	1.65
ii)	Perquisites	1.60	1.46
iii)	Commission	40.22	51.59
iv)	Leave salary / Encashment	0.42	-
v)	Contribution to provident fund and Superannuation fund	0.35	0.40
vi)	Provision for gratuity	0.36	0.09
		44.36	55.19

12. A sum of Rs. 0.88 crore (net debit) (Previous Year Rs. 2.86 crore (net debit) is included under Establishment expenses representing Net Prior Period Items.

13. Expenditure on account of Premium on forward exchange contacts to be recognized in Profit and Loss Account of subsequent accounting period aggregate to Rs.93.99 crore (Previous Year Rs.5.16 crore).

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

14. The deferred tax liability as at 31st March, 2006 comprise of the following:

(Rs. in crore)

		As at 31st March, 2006	As at 31st March, 2005
(a)	Deferred Tax Liability Related to fixed assets	5,092.52	4,633.80
(b)	Deferred Tax Assets Disallowance u/s 43B of the Income Tax Act, 1961	121.70	366.98
(c)	Provision for deferred tax (Net)	4,970.82	4,266.82

15. EARNINGS PER SHARE (EPS)

		2005-06	2004-05
(a)	Net Profit as per Profit and Loss Account (Rs. in crore)	9,398.23	7,628.23
(b)	Weighted Average number of equity shares used as denominator for calculating EPS	139,35,08,041	139,59,09,459
(c)	Basic and Diluted Earnings per share of face value of Rs.10 each (Rs.):	67.44	54.65

16. FINANCIAL AND DERIVATIVE INSTRUMENTS

(a) Derivative contracts entered into by the company and outstanding as on 31st March, 2006

(i) For hedging Currency and Interest Rate Related Risks:

Nominal amounts of derivative contracts entered into by the company and outstanding as on 31st March, 2006 amount to Rs. 6,807.66 crore.

Category wise break up is given below

(Rs. in crore)

Sr.No	Particulars	As At 31st March, 2006
1	Interest Rate Swaps	3,636.50
2	Currency Swaps	1,066.88
3	Options	2,104.28

(ii) For hedging commodity related risks :

Category wise break up is given below

(in Kbbl)

Sr. No	Particulars	Petroleum product sales	Crude oil purchases
1	Net forward swaps	768	130
2	Futures	150	830
3	Spreads	1,300	6,425
4	Margin hedging	37,800	-
5	Net Options	12,300	8,600

(b) All derivative and financial instruments acquired by the company are for hedging purposes only.

(c) Foreign currency exposure that are not hedged by derivative instruments as on 31st March, 2006 amount to Rs.15,073.49 crore.

Note: *Previous Year figures are not included as the above disclosure has become mandatory in respect of accounting periods ending on or after 31st March, 2006.*

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

17. Segment Information :

The company has identified three reportable segments viz. Petrochemicals, Refining and others. Segments have been identified and reported taking into account nature of products and services, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses which relate to enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and segment liabilities represent assets and liabilities in respective segments. Investments, tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) Primary Segment Information : **(Rs. in crore)**

	Particulars	Petrochemicals		Refining		Others		Unallocable		Sub-Total		Eliminations		Total	
		2005-2006	2004-2005	2005-2006	2004-2005	2005-2006	2004-2005	2005-2006	2004-2005	2005-2006	2004-2005	2005-2006	2004-2005	2005-2006	2004-2005
1	Segment Revenue														
	External Turnover	32,801.61	29,744.75	56,363.94	41,342.12	1,772.39	2,623.59	-	-	90,937.94	73,710.46	-	-	90,937.94	73,710.46
	Inter Segment Turnover	-	-	14,753.45	10,357.90	100.91	-	-	-	14,854.36	10,357.90	(14,854.36)	(10,357.90)	-	-
	Gross Turnover	32,801.61	29,744.75	71,117.39	51,700.02	1,873.30	2,623.59	-	-	105,792.30	84,068.36	(14,854.36)	(10,357.90)	90,937.94	73,710.46
	Less: Excise duty/Service Tax recovered	3,243.70	3,587.59	4,667.72	3,516.92	1.71	8.29	-	-	7,913.13	7,112.80	-	-	7,913.13	7,112.80
	Net Turnover	29,557.91	26,157.16	66,449.67	48,183.10	1,871.59	2,615.30	-	-	97,879.17	76,955.56	(14,854.36)	(10,357.90)	83,024.81	66,597.66
2	Segment Result before Interest and Taxes	4,712.84	3,762.46	5,915.68	5,520.66	1,111.84	1,191.77	(270.02)	(244.61)	11,470.34	10,230.28	-	-	11,470.34	10,230.28
	Less: Interest Expense	-	-	-	-	-	-	934.56	1,474.07	934.56	1,474.07	-	-	934.56	1,474.07
	Add: Interest Income	-	-	-	-	-	-	491.95	369.24	491.95	369.24	-	-	491.95	369.24
	Profit Before Tax	4,712.84	3,762.46	5,915.68	5,520.66	1,111.84	1,191.77	(712.63)	(1,349.44)	11,027.73	9,125.45	-	-	11,027.73	9,125.45
	Current Tax	-	-	-	-	-	-	894.78	705.22	894.78	705.22	-	-	894.78	705.22
	Fringe Benefit Tax	-	-	-	-	-	-	30.72	-	30.72	-	-	-	30.72	-
	Deferred Tax	-	-	-	-	-	-	704.00	792.00	704.00	792.00	-	-	704.00	792.00
	Net Profit after Tax	4,712.84	3,762.46	5,915.68	5,520.66	1,111.84	1,191.77	(2,342.13)	(2,846.66)	9,398.23	7,628.23	-	-	9,398.23	7,628.23
3	Other Information														
	Segment Assets	36,277.96	14,536.94	43,181.53	30,533.74	7,327.68	19,053.55	10,084.30	17,186.38	96,871.47	81,310.61	-	-	96,871.47	81,310.61
	Segment Liabilities	5,238.59	4,961.13	7,493.63	7,897.58	826.17	2,771.55	3,514.18	1,502.72	17,072.57	17,132.98	-	-	17,072.57	17,132.98
	Capital Expenditure	3,770.13	1,241.83	5,337.69	2,332.26	2,447.14	1,703.00	629.08	101.92	12,184.04	5,379.01	-	-	12,184.04	5,379.01
	Depreciation	1,438.07	1,447.66	1,730.65	1,574.89	320.65	607.38	5.56	97.43	3,494.93	3,727.36	-	-	3,494.93	3,727.36
	Non Cash Expenses other than depreciation	-	69.88	-	-	-	-	23.48	-	23.48	69.88	-	-	23.48	69.88

(a) As per Accounting Standard on Segment Reporting (AS-17), issued by the Institute of Chartered Accountant of India, the Company has reported segments information on consolidated basis including businesses conducted through its subsidiaries.

(b) The reportable Segments are further described below :

- The Petrochemicals segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.
- The refining segment includes production and marketing operations of the Petroleum refinery.
- The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of :
  - Oil and Gas
  - Textile

(c) The Previous Year amounts in resepect of "Other Segment" included businesses carried out through associates demerged during the year. Hence the amounts of the Previous Year are not comparable.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(ii) Secondary Segment Information:

(Rs. in crore)

		2005-2006	2004-2005
1.	**Segment Revenue - External Turnover**		
	- Within India	**57,775.09**	48,904.40
	- Outside India	**33,162.85**	24,806.06
	Total Revenue	**90,937.94**	73,710.46
2.	**Segment Assets**		
	- Within India	**92,053.49**	78,383.61
	- Outside India	**4,817.98**	2,927.00
	Total Assets	**96,871.47**	81,310.61
3.	**Segment Liability**		
	- Within India	**16,473.85**	17,126.45
	- Outside India	**598.72**	6.53
	Total Liability	**17,072.57**	17,132.98
4.	**Capital Expenditure**		
	- Within India	**12,061.64**	5,356.87
	- Outside India	**122.40**	22.14
	Total Expenditure	**12,184.04**	5,379.01

18. PROJECT DEVELOPMENT EXPENDITURE

(In respect of Projects up to 31st March, 2006, included under Capital work-in-progress)

(Rs. in crore)

	2005-06		2004-05	
Opening Balance		**226.17**		113.00
Add: Project Development Expenditure transferred from				
Profit and Loss Account	**160.95**		9.75	
Interest Capitalised	**636.75**	**797.70**	296.69	306.44
		1,023.87		419.44
Less: Project Development Expenses Capitalised during the year		**530.62**		193.27
Less: De-subsidiarised during the year		**0.53**		-
Closing Balance		**492.72**		226.17

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

19.ADDITIONAL INFORMATION

(Rs. in crore)

	As at 31st March, 2006	As at 31st March, 2005
(A) Estimated amount of contracts remaining to be executed on Capital accounts and not provided for:		
(i) In respect of joint ventures	728.42	633.20
(ii) In respect of others	29,511.02	3,318.27
(B) Uncalled liability on partly paid Shares	-	0.41
(C) Contingent Liabilities		
(i) Outstanding guarantees furnished to Banks and Financial Institutions including in respect of Letters of credit		
(a) In respect of joint ventures	-	-
(b) In respect of others	2,349.19	2,003.57
(ii) Guarantees to Banks and Financial Institutions against credit facilities extended to third parties		
(a) In respect of joint ventures	-	-
(b) In respect of others	646.71	651.81
(iii) Liability in respect of bills discounted with Banks		
(a) In respect of joint ventures	-	-
(b) In respect of others (including third party bills discounting)	429.40	52.55
(iv) Claims against the Company/disputed liabilities not acknowledged as debts		
(a) In respect of joint ventures	48.06	195.05
(b) In respect of others	578.12	517.61
(v) Performance Guarantees		
(a) In respect of joint ventures	-	-
(b) In respect of others	13.27	208.82
(vi) Sales tax deferral liability assigned	5,964.48	5,333.82

(D)The Income-Tax assessments of the Company have been completed up to Assessment Year 2003-04. The disputed demand outstanding up to the said Assessment Year is Rs.1,216.44 crore. Based on the decisions of the Appellate authorities and the interpretations of other relevant provisions, the Company has been legally advised that the demand is likely to be either deleted or substantially reduced and accordingly no provision has been made.

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

20. Related Party Disclosures

(i) List of related parties with whom transactions have taken place and relationships:

Sr No.	Name of the Related Party	Relationship
1	Reliance Industrial Infrastructure Limited	Associate Companies and Joint Ventures
2	Reliance Europe Limited	
3	Reliance Petroinvestments Limited	
4	Reliance Rubber and Chemicals Limited	
5	Indian Petrochemicals Corporation Limited (IPCL)	
6	Reliance Nutraceuticals Private Limited	
7	Reliance Pharmaceuticals (India) Private Limited	
8	Reliance Utilities and Power Limited	
9	Reliance Ports and Terminals Limited	
10	Rosche Trading Private Limited (upto 25th March, 2006)	
11	Reliance Infocomm Limited (upto 31st August, 2005)	
12	Reliance Communications Infrastructure Limited (upto 31st August, 2005)	
13	Reliance Capital Limited (upto 31st August, 2005)	
14	Reliance Telecom Limited (upto 31st August, 2005)	
15	Reliance Energy Limited (upto 31st August, 2005)	
16	Reliance General Insurance Company Limited (upto 31st August, 2005)	
17	Reliance Life Insurance Company Limited (upto 31st August, 2005)	
18	Relene Petrochemicals Limited (from 22nd March, 2006 to 28th March, 2006)	
19	Unincorporated Oil and Gas Joint Ventures	
20	Shri Mukesh D. Ambani	Key Managerial Personnel
21	Shri Anil D. Ambani (upto 18th June, 2005)	
22	Shri Nikhil R. Meswani	
23	Shri Hital R. Meswani	
24	Shri H. S. Kohli	
25	Dhirubhai Ambani Foundation	Others
26	Jamnaben Hirachand Ambani Foundation	
27	Hirachand Govardhandas Ambani Public Charitable Trust	
28	HNH Trust and HNH Research Society	
29	Jamnaben Hirachand Ambani Education Trust	
30	Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar (upto 31st August, 2005)	

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(ii) Transactions during the year with related parties (Excluding reimbursements):

(Rs. in crore)

Name of the Company/ Nature of Transactions Subsidiaries With Associates:	2005-06	2004-05
Reliance Ventures Limited		
With Reliance Telecom Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares	**52.59**	52.59
Transactions:		
Investments in Preference Shares	**(444.34)**	-
Closing Balance as on 31st March	**-**	-
With Rosche Trading Private Limited (Associate Upto 25th March, 2006)		
Opening Balance as on 1st April		
- Investments in Equity Shares	**0.05**	0.05
- Investments in Preference Shares	**0.50**	0.50
Closing Balance as on 31st March		
- Investments in Equity Shares	**-**	0.05
- Investments in Preference Shares	**-**	0.50
With Reliance Petroinvestments Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares	**4.44**	4.44
- Loans	**2,579.09**	2,608.03
Transactions:		
Loans Given	**(0.06)**	(0.02)
Loans Received back	**51.35**	28.97
Closing Balance as on 31st March		
- Investments in Equity Shares	**4.44**	4.44
- Loans	**2,527.80**	2,579.09
Reliance Industrial Investments and Holdings Limited-Subsidiary		
With Reliance Petroinvestments Limited		
Transactions:		
Compensation charges	**(0.02)**	-
With Reliance Energy Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares	**214.89**	214.89
Transactions:		
Dividend Received	**1.91**	6.54
Closing Balance as on 31st March	**-**	-
With Reliance Pharmaceuticals (India) Private Limited		
Transactions:		
Sale of Equity Shares of Reliance Power Ventures Limited	**1.01**	-
With Reliance Nutraceuticals Private Limited		
Transactions:		
Sale of Equity Shares of Reliance Power Ventures Limited	**1.01**	-

(Rs. in crore)

Name of the Company/ Nature of Transactions Subsidiaries With Associates:	2005-06	2004-05
With Reliance Telecom Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares (Rs. 438) (Previous Year Rs. 438)	**-**	-
Closing Balance as on 31st March	**-**	-
Reliance Power Ventures Limited (Subsidiary upto 28th March, 2006)		
With Reliance Energy Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares	**2,032.94**	1,444.42
- Investments in Warrants	**568.01**	-
Transactions:		
Investments in Equity Shares	**(631.11)**	(588.52)
Investments in Warrants	**(63.11)**	(568.01)
Dividend Received	**19.67**	31.63
Miscellaneous Income	**-**	0.01
Closing Balance as on 31st March	**-**	-
With Reliance Pharmaceuticals (India) Private Limited		
Transactions:		
Advance against Preference Share application Money	**(2.22)**	-
With Reliance Nutraceuticals Private Limited		
Transactions:		
Advance against Preference Share application Money	**(2.22)**	-
Reliance Strategic and Investments Limited - Subsidiary		
With Indian Petrochemicals Corporation Limited		
Transactions:		
ICD Taken	**1,000.00**	-
Interest on ICD	**(25.95)**	-
Closing Balance as on 31st March		
Interest Payable on ICD	**(20.12)**	-
ICD	**(1000.00)**	-
With Reliance Pharmaceuticals (India) Private Limited		
Opening Balance as on 1st April		
- Investment in Equity Shares (Rs.40,000) (Previous Year Nil)	**-**	-
- Loans & Advances	**2.22**	-
Closing Balance as on 31st March		
- Investment in Equity Shares (Rs.40,000) (Previous Year Rs.40,000)	**-**	-
- Loans & Advances	**-**	2.22

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(Rs. in crore)

Name of the Company/ Nature of Transactions	2005-06	2004-05
Subsidiaries With Associates: (Contd.)		
With Reliance Nutraceuticals Private Limited		
Opening Balance as on 1st April		
- Investment in Equity Shares (Rs.30,000) (Previous Year Nil)	-	-
- Loans & Advances	2.22	-
Closing Balance as on 31st March		
- Investment in Equity Shares (Rs. 30,000) (Previous Year Rs. 30,000)	-	-
- Loans & Advances	-	2.22
Relene Petrochemicals Limited - Subsidiary (Subsidiary between 8th June, 2005 to 21st March, 2006)		
With Indian Petrochemicals Corporation Limited		
Transactions from 8th June, 2005 to 21st March, 2006:		
Purchases of Materials	(27.52)	-
Sale of Products	87.86	-
Reliance Infrastructure Limited-Subsidiary		
With Reliance Utilities and Power Limited		
Transactions:		
Rent Income (Re. 1)	-	-
Closing Balance as on 31st March		
- Sundry Debtors (Re. 1)	-	-

(Rs. in crore)

Name of the Company/ Nature of Transactions	2005-06	2004-05
With Demerged Associates effective 1st September, 2005		
Reliance Infocomm Limited - Associate		
Opening Balance as on 1st April		
- Investment in Equity Shares*	31.50	31.50
- Investment in Preference Shares	8,100.00	8,100.00
- Sundry Debtors	0.32	-
- Sundry Creditors	(90.73)	-
- Advances receivable in cash or kind	13.46	14.57
- Premium receivable on Preference Shares	1,108.27	197.58
- Guarantee	180.55	1,344.28
Transactions:		
Rental Income	9.84	25.70
Tower Sales	16.24	55.11
Sale of Fixed Assets	-	218.59
Sale of Investments	-	0.63
Lease Rental Income	-	2.04
Service Income	-	59.36
Telephone Expenses	(2.61)	(16.68)
Purchase of Fixed Assets	-	(0.50)
Premium Accrued on Investment on Preference Shares	-	910.69
Conversion of Preference Shares to Equity Shares*	(8,100.00)	-
Premium on redemption of Preference Shares - Converted to Equtiy Shares*	(1,108.27)	-
Closing Balance As on 31st March	-	-

(Rs. in crore)

Name of the Company/ Nature of Transactions	2005-06	2004-05
With Demerged Associates effective 1st September, 2005		
Reliance Commmunications Infrastructure Limited - Associate		
Opening Balance as on 1st April		
- Investments in DDB's	1,600.02	1,600.02
- Investments in Equity Shares*	2,331.00	2,331.00
- Loans taken	(1,600.00)	(1,147.00)
- Interest receivable on DDB's	939.38	732.02
- Advances receivable in cash or kind	34.70	37.60
- Interest Payable on ICD	(39.41)	(75.31)
Transactions:		
Loans repaid	(1,600.00)	(2,282.00)
Bandwidth,Telephone,Internet & Leaseline charges	(16.00)	(40.33)
Interest Expense on ICD	(57.18)	(95.23)
Interest Income on DDB's	88.00	207.34
Rent Income	4.29	10.11
Loans taken	-	2,735.00
Rent Paid	-	(0.45)
Sale of Fixed Assets	-	1,187.44
Lease Rental Income	-	5.36
Processing & Hire Income	0.05	19.32
Sale of Products	-	1,090.08
Other Income	-	0.22
Closing Balance As on 31st March	-	-
Reliance Capital Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares*	485.80	485.80
- Other Deposits	4.01	18.09
- Leased Fixed Assets	2.74	4.66
- Sundry Creditors	-	(72.53)
- Advances receivable in cash or kind	-	60.86
Transactions:		
Dividend Income	18.03	17.43
Rent Expenses	(1.25)	(5.28)
Lease Deposit Repaid	(3.62)	(14.08)
Lease Charges	(0.78)	(5.14)
Lease terminated during the year	(1.93)	(1.92)
Purchase of Asset	-	(0.01)
Loans Taken	-	1,555.02
Loans Repaid	-	(1,555.02)
Interest Paid	-	(7.58)
Purchase of Government Securities	-	(52.86)
Purchase of Hand Sets	-	(281.04)
Advance Given	-	(4,151.63)
Advance Received back	-	4,151.63
Sale of Investments	-	117.37
Interest Income	-	19.16
Other Expenses	-	(0.08)
Closing Balance As on 31st March	-	-

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(Rs. in crore)

Name of the Company/ Nature of Transactions	2005-06	2004-05
With Demerged Associates effective 1st September, 2005 (Contd.)		
Reliance Telecom Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares*	4.46	5.10
- Guarantee	125.08	298.91
- Advances receivable in cash or kind	-	2.46
Transactions:		
Bank Guarantee Commission Received	0.80	3.34
Closing Balance As on 31st March	-	-
Reliance Energy Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares*	33.73	33.73
- Sundry Debtors	5.28	3.43
Transactions:		
Income towards Fuel Management Fee	1.94	3.85
Dividend Income	2.04	0.74
Purchase of Government Securities	-	(14.99)
Sale of G Series Debentures	-	1,488.92
Closing Balance As on 31st March	-	-
Reliance Life Insurance Company Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares*	0.50	0.50
- Advance receivable in cash or kind	-	0.05
Closing Balance As on 31st March	-	-
Reliance General Insurance Company Limited - Associate		
Opening Balance as on 1st April		
- Investments in Equity Shares*	25.50	25.50
- Advances receivable in cash or kind	0.52	1.65
Transactions:		
Insurance Premium	(7.86)	(56.74)
Claims received	0.03	2.39
Purchase of Government Securities	-	(19.91)
Sale of G Series Debentures	-	127.85
Professional Charges Received	-	4.88
Rent	-	1.00
Closing Balance As on 31st March	-	-

*** The Investment in all the above companies are demerged through a scheme of arrangements approved by Hon'ble High Court of Mumbai. Since, as per the arrangements, the operation of the scheme shall come into effect from 1st September, 2005, the transactions only upto 31st August, 2005 have been considered for the above companies. The Closing balance as on 31st March, 2006 are not shown due to the reason that these are not related party as on that date.**

(Rs. in crore)

Name of the Company/ Nature of Transactions	2005-06	2004-05
With Associates & Others		
Reliance Industrial Infrastructure Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares	16.58	16.58
- Sundry Creditors	(7.28)	(4.25)
- Deposits	35.00	35.00
- Guarantee	4.04	-
- Lease Fixed Assets	-	2.15
- Advance	-	60.47
- Advances receivable in cash or kind	-	0.53
Transactions:		
Hire Charges Paid	(8.43)	(4.04)
IT assistance	(9.75)	(6.00)
Facility Charges	(2.17)	-
Raw Water Charges	(6.41)	(5.35)
Dividend Income	2.23	2.23
Finance Lease Cost	-	(0.05)
Fixed Asset Purchased	(33.77)	(23.05)
Interest Income	2.04	1.82
Service Income	-	0.60
Closing Balance as on 31st March		
- Investments in Equity Shares	16.58	16.58
- Sundry Creditors	(4.79)	(7.28)
- Deposits	35.00	35.00
- Guarantee	4.04	4.04
Indian Petrochemicals Corporation Limited		
Opening Balance as on 1st April		
- Sundry Debtors	18.68	123.45
- Advances receivable in cash or kind	21.41	6.70
- Sundry Creditors	(119.89)	(316.14)
Transactions:		
Purchase of Capital Goods	(0.09)	-
Purchases of Materials	(512.79)	(546.98)
Sale of Products	2,750.36	2,633.53
Job Conversion Income	9.43	7.32
Service Income	-	98.94
Interest Income	-	0.37
Closing Balance as on 31st March		
- Sundry Debtors	125.82	18.68
- Sundry Creditors	(7.23)	(119.89)
- Advances receivable in cash or kind	2.26	21.41

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

Name of the Company/ Nature of Transactions With Associates & Others (Contd.)	2005-06 (Rs. in crore)	2004-05 (Rs. in crore)
Reliance Europe Limited		
Opening Balance as on 1st April		
- Investments in Equity Shares	3.93	3.93
- Sundry Creditors	(4.09)	(4.10)
- Advances	9.63	0.02
- Guarantee	87.49	-
Transactions:		
Purchase of Capital Goods	(137.86)	-
Professional fees paid	(16.58)	(16.82)
Charter Hire charges	(9.70)	(26.66)
Closing Balance as on 31st March		
- Investments in Equity Shares	3.93	3.93
- Sundry Creditors	(3.60)	(4.09)
- Advances	-	9.63
- Guarantee	89.23	87.49
Reliance Utilities and Power Limited		
Opening Balance as on 1st April		
- Deposits	200.00	200.00
- Sundry Debtors	0.03	-
- Sundry Creditors	(0.69)	(0.55)
Transactions:		
Electric Power and Fuel Charges	(329.42)	(349.39)
Other Income	0.04	0.03
Rent Expenses	(0.04)	-
Closing Balance as on 31st March		
- Deposits	200.00	200.00
- Sundry Debtors	0.10	0.03
- Sundry Creditors	(27.46)	(0.69)
Reliance Ports and Terminals Limited		
Opening Balance as on 1st April		
- Deposits	900.00	900.00
- Sundry Debtors	4.29	8.79
- Guarantee	0.98	22.44
Transactions:		
Hire Charges Paid	(50.00)	(50.00)
Product Handling charges	(85.72)	(87.46)
Rent Expense	(84.16)	(84.00)
Tug Hire Income	7.92	8.12
Warehousing and Distribution Charges	(679.51)	(646.15)
Rent Income	-	0.11
Closing Balance as on 31st March		
- Deposits	900.00	900.00
- Sundry Debtors	8.79	4.29
- Sundry Creditors	(105.34)	-
- Guarantee	0.98	0.98

Name of the Company/ Nature of Transactions With Associates & Others	2005-06 (Rs. in crore)	2004-05 (Rs. in crore)
Relene Petrochemicals Limited		
(Associate between 22nd March, 2006 to 28th March, 2006)		
Transactions:		
Purchase of Materials	(16.19)	-
Commission on Consignment Sales Received	0.23	-
Closing Balance as on 31st March	-	-
Others		
Donation given to		
Dhirubhai Ambani Foundation	(2.85)	(7.56)
Hirachand Govardhandas Ambani Public Charitable Trust	(0.47)	(0.28)
Jamnaben Hirachand Ambani Foundation	(0.25)	(0.64)
Sir H.N. Medical Research Society	(0.90)	-
Dhirubhai Ambani Memorial Trust	-	(0.01)
Payments to Key Managerial Personnel		
Shri Mukesh D. Ambani	(24.77)	(21.90)
Shri Anil D. Ambani (upto 18th June, 2005)	(5.48)	(21.90)
Shri Nikhil R. Meswani	(6.31)	(5.59)
Shri Hital R. Meswani	(6.30)	(5.59)
Shri H.S. Kohli	(1.50)	(0.21)

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(Rs. in crore)

21. DETAILS OF INVESTMENTS :			As at 31st March, 2006		As at 31st March, 2005
A. INVESTMENTS IN ASSOCIATES					
LONG TERM INVESTMENTS					
Other Investments					
In Equity Shares - quoted, fully paid up					
- (8,10,63,496)	Reliance Energy Limited of Rs.10 each	-		2,912.26*	
- (6,00,89,966)	Reliance Capital Limited of Rs.10 each	-		641.91*	
69,80,000 (69,80,000)	Reliance Industrial Infrastructure Limited of Rs.10 each	73.73		67.43	
		73.73		3,621.60	
In Equity Shares - Unquoted, fully paid up					
- (70,95,130)	Reliance Telecom Limited of Rs. 10 each	-		59.46*	
- (31,50,00,000)	Reliance Infocomm Limited of Re. 1 each	-		22.83*	
- (2,55,00,175)	Reliance General Insurance Company Limited of Rs. 10 each	-		34.60*	
- (5,00,175)	Reliance Life Insurance Company Limited of Rs. 10 each	-		0.50*	
- (90,00,00,000)	Reliance Communications Infrastructure Limited of Re. 1 each	-		2,220.53*	
11,08,500 (11,08,500)	Reliance Europe Limited of Sterling Pound 1 each	21.02		17.43	
22,500 (-)	Reliance LNG Limited of Rs. 10 each	0.02		-	
44,38,777 (44,38,777)	Reliance Petroinvestments Limited of Rs.10 each	750.78		288.24	
- (50,000)	Rosche Trading Private Limited of Rs.10 each	-		0.05	
		771.82		2,643.64	
In Warrants Unquoted, Partly Paid Up					
- (98,61,228)	Reliance Energy Limited of Rs.640 each, Rs. 576 paid up	-		568.01	
		-		568.01	
In Preference Shares Unquoted, Fully paid up					
- (162,00,00,000)	10% Cumulative Redeemable/Optionally Convertible Preference Shares of Reliance Infocomm Limited of Re. 1 each	-		8,100.00	
		-		8,100.00	
In Preference Shares Unquoted, Partly paid up					
- (90,000)	Rosche Trading Private Limited of Rs.100 each, Rs.55 paid up	-		0.50	
		-		0.50	
In Debentures Unquoted, fully paid up					
- (6,40,140)	Deep Discount Bonds of Reliance Communications Infrastructure Limited of Maturity Value Rs. 68,550 each	-		1,600.02	
		-		1,600.02	
Total Investment in Associates (A)			845.55		16,533.77

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(Rs. in crore)

	B. INVESTMENTS IN OTHERS	As at 31st March, 2006		As at 31st March, 2005	
	LONG TERM INVESTMENTS				
	Government and other Securities - Quoted				
8,660 (8,660)	6.75% UTI US64 Tax Free Bonds of Rs. 100 each	0.08		0.08	
		0.08		0.08	
	Government and other Securities - Unquoted				
	Kisan Vikas Patra (Rs. Nil; Previous Year Rs. 20,000)	-		-	
	7 Years National Savings Certificate (Deposited with Sales Tax Department) (Rs 11,000; Previous Year Rs. 12,000)	-		-	
	6 Years National Savings Certificate(Deposited with Sales Tax Department)	0.01		0.01	
		0.01	0.09	0.01	0.09
	Trade Investments				
	In Equity Shares Unquoted, fully paid up				
- (165)	The Art Silk Co-operative Society Limited of Rs. 100 each (Rs. Nil; Previous Year Rs.16,500)	-		-	
1,00,00,000 (1,00,00,000)	Petronet India Limited of Rs. 10 each	10.00		10.00	
1,30,00,000 (1,30,00,000)	Petronet VK Limited of Rs. 10 each	13.00		13.00	
- (118)	Reliance Petroproducts Private Limited Of Rs. 10 each (Rs.Nil; Previous Year Rs.1,180)	-		-	
- (145)	Reliance Global Trading Private Limited of Rs.10 each (Rs Nil; Previous Year Rs.1,450)	-		-	
		23.00		23.00	
	In Equity Shares Unquoted, Partly Paid up				
225 (225)	Crimpers Industrial Co-operative Society Limited of Rs.100 each, Rs. 25 paid up (Rs. 5,625;Previous Year Rs. 5,625)	-		-	
- (226)	Reliance Global Trading Private Limited of Rs.10 each, Rs.2.50 paid up (Rs Nil; Previous Year Rs.565)	-		-	
- (182)	Reliance Petroproducts Private Limited of Rs. 10 each, Rs.2.50 paid up (Rs. Nil; Previous Year Rs.455)	-		-	
		-	23.00	0.00	23.00
	Other Investments				
	In Equity Shares - Quoted, fully paid up				
40,37,000 (40,37,000)	India Polyfibres Limited of Rs.10 each	4.05		4.05	
2,500 (2,500)	MH Mills & Industries Limited of Rs. 10 each	0.01		0.01	
85,71,420 (-)	ICICI Bank Limited of Rs.10 each	450.00		-	
		454.06		4.06	

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(Rs. in crore)

		As at 31st March, 2006	As at 31st March, 2005
In Equity Shares - Unquoted, fully paid up			
- (1,000)	Air Control & Chemical Engineering Co. Limited of Rs. 100 each	-	0.01
- (-)	Treuhandgemeinschaft Deutsche Chemiefaser GmbH, Frankfurt / Main	0.01	-
- (10,000)	Reliance Netherlands B.V. of Euro 1 Each	-	0.06
- (1,700)	Farvision Securities Private Limited of Rs.100 each	-	0.09
- (22,900)	Observer (India) Limited of Rs.10 each	-	0.04
150 (150)	Reliance Aromatics & Petrochemicals Private Limited of Rs.10 each (Rs.1,500; Previous Year Rs.1,500)	-	-
185 (185)	Reliance Energy & Project Development Private Limited of Rs.10 each (Rs.1,850; Previous Year Rs.1,850)	-	-
- (900)	Glory Bullion Trading Private Limited of Rs.10 each (NIL; Previous Year Rs. 9,000)	-	-
- (90)	Kunj Bihari Agrotech Research Private Limited of Rs.100 each (NIL; Previous Year Rs.9,000)	-	-
- (900)	New Empire Millinium Investments and Trading Private Limited of Rs.10 each (Rs.Nil; Previous Year Rs.9,000)	-	-
- (69,524)	WorldTel Holding Limited, Bermuda of US$ 0.05 each	-	1.93*
3,000 (3,000)	Reliance Nutraceuticals Private Limited of Rs. 10 each (Rs.30,000; Previous Year Rs.30,000)	-	-
4,000 (4,000)	Reliance Pharmaceuticals (India) Private Limited of Rs. 10 each (Rs.40,000; Previous Year Rs.40,000)	-	-
	Trevira UK Limited	0.19	-
	Trevira Italia S.r.l., Mailand	2.06	-
	Trevira Iberica S.L., Barcelona	0.08	-
	Trevira France S.a.r.l, Paris	0.40	-
	Trevira Polska Sp. z o.o., Lodz	0.13	-
	Industriepark Werk Bobingen GmbH & Co. KG, Bobingen	10.61	-
	Industriepark Werk Bobingen Verwaltungsgesellschaft GmbH, Bobingen	0.07	-
		13.55	2.13
In Debentures quoted, fully paid up			
1,250 (1,250)	14% Non Convertible Debentures of MH Mills & Industries Limited of Rs.45 each	0.01	0.01
		0.01	0.01

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(Rs. in crore)

			As at 31st March, 2006		As at 31st March, 2005
In Debentures Unquoted, fully paid up					
27,60,200 (40,13,900)	Reliance Polyolefins Private Limited (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	276.02		401.39	
- (1,74,000)	Reliance Chemicals Private Limited (Series I) (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	-		17.40	
19,47,242 (28,84,042)	Reliance Chemicals Private Limited (Series II) (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	194.72		288.40	
20,08,860 (32,39,660)	Reliance Aromatics and Petrochemicals Private Limited (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	200.89		323.97	
20,08,760 (32,39,560)	Reliance Energy & Project Development Private Limited (Zero coupon Optionally Fully Convertible Debentures of Rs.1,000 each)	200.88		323.96	
		872.51		1,355.12	
			1,340.13		1,361.32
	Interest in a Beneficiary Trust		1,654.96		1,654.96
	Adjustment for exchange difference on consolidation of subsidiaries		-		(0.42)
	Provision for dimunition in the value of investments		(0.02)		(0.02)
	Total Long Term Investments		3,018.16		3,038.93

CURRENT INVESTMENTS

Other Investments					
	In Goverment Securities Quoted				
	11.99% GOI 2009	85.67		92.15	
	6.18% GOI 2005	-		670.20	
	10.20% GOI 2005	-		25.69	
	11.75% GOI 2006	165.33		-	
	11.90% GOI 2007	254.01		-	
	9.90% GOI 2005	-		30.16	
		505.01		818.20	
	In Treasury Bills Quoted				
	91 Days Treasury Bills	-		415.32	
	364 Days Treasury Bills	1.91		1699.32	
		1.91		2,114.64	
	In Certificate of Deposits				
2,500	ABN Amro Bank Limited	23.47		-	
2,000	HDFC Bank Limited	19.32		-	
30,000	ICICI Bank Limited	282.50		-	
2,500	IDBI Bank Limited	24.19		-	
3,500	Jammu & Kashmir Bank Limited	33.76		-	
4,000	Karnataka Bank Limited	38.77		-	
9,500	State Bank of Bikaner and Jaipur	89.32		-	
7,500	State Bank of Indore	70.35		-	
1,500	State Bank of Patiala	14.38		-	
2,500	State Bank of Travancore	23.94		-	
10,000	Kotak Mahindra Bank Limited	93.41		-	
7,500	ING Vysya Bank Limited	72.55		-	
		785.96		-	

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(Rs. in crore)

		As at 31st March, 2006		As at 31st March, 2005	
Other Investments In Units Unquoted					
24,85,430 (12,34,611)	Reliance Income Fund (Growth plan) units of Rs.10 each	4.78		2.01	
- (14,54,06,713)	Reliance Liquid Fund-Treasury Plan-Institutional Plan-Growth Option-Growth Plan of Rs.10 each	-		235.00	
- (1,65,81,915)	Reliance Liquid Fund - Cash Plan of Rs.10 each	-		19.42	
- (9,71,36,418)	Reliance Floating Rate Fund-Growth Plan-Growth Option of Rs.10 per unit	-		100.00	
- (9,93,31,499)	Reliance Floating Rate Fund-Monthly Dividend Plan of Rs.10 per unit	-		100.00	
- (10,68,39,963)	Reliance Long Term Gilt Plan-Retail Plan-Growth Option of Rs.10 each	-		122.00	
7,15,08,763 (-)	HDFC Mutual Fund-HDFC Liquid Fund-Premium Plus-Plan Growth of Rs.10 per unit	100.00		-	
11,47,93,693 (-)	Principal PNB Asset Management-Principal Cash Management Liquid option Institutional-Premium-Plan Growth of Rs.10 per unit	125.00		-	
9,57,47,048 (-)	Kotak Mahindra Mutual Fund-Kotak Liquid Fund-Institutional-Premium-Growth of Rs.10 per unit	135.06		-	
23,44,30,323 (-)	Birla Sunlife Mutual Fund-Birla Cash Plus-Institutional Premium Growth of Rs.10 per unit	260.17		-	
3,81,93,704 (-)	SBI Mutual Fund Magnum Iinstitutional Income Fund Savings Growth of Rs.10 per unit	43.00		-	
24,46,617 (-)	DSP Merrill Lynch Liquid Fund-Institutional-Growth of Rs.1,000 per unit	249.78		-	
14,68,12,696 (-)	Prudential ICICI Institutional Liquid Plan-Super Institutional-Growth of Rs.10 per unit	149.95		-	
15,06,844 (-)	Investments with Standard Chartered Liquidity Fund Daily Dividend Plan of Rs.10 each.	1.51		-	
2,74,944 (-)	Birla Cash Plus of Rs.10 each.	0.45		-	
25,27,892 (-)	Standard Chartered Mutual Fund-G69 Standard Chartered Liquidity Manager Plus-Growth of Rs.1,000 per unit	252.95		-	
12,570,217 (-)	Standard Chartered Liquidity Fund-Daily Dividend Plan of Rs. 10 each.	12.57		-	
5,09,39,321 (-)	UTI Mutual Fund-UTI Money Market Fund-Growth Plan of Rs.10 per unit	100.00		-	
7,29,57,908 (-)	ABN AMRO Assets Management-ABN AMRO Floating Rate Fund-Institutional-Plus-Growth of Rs.10 per unit	75.00		-	
		1,510.22		578.43	
	Total Current Investments		2,803.10		3,511.27
	Investment in Others (B)		5,821.26		6,550.20
	Total (A) + (B)		6,666.81		23,083.97

Notes on Consolidated Accounts

SCHEDULE 'N' (Contd.)

(1) (*) Represent investments demerged as per the Scheme of Arrangement as at 31st August, 2005 approved by the Hon. High Court of Mumbai on 9th December, 2005 and was effective from 21st December, 2005.

(2) Investment in 165 Equity Shares of Art Silk Co-operative Society Limited of Rs.16,500 has been written off during the year.

(3) During the year 162,00,00,000 10% Cumulative Redeemable Optionally Convertible Preference Shares of Reliance Infocomm Limited of Rs. 8,100 crore along with accrued premium of Rs. 1,108.27 crore upto 31st March, 2005 were convereted into 287,75,85,350 Equity Shares of Reliance Infocomm Limited of Rs.1 each. These equity shares were demerged to Reliance Communications Ventures Limited on 31st August, 2005 as per the Scheme of Arrangement approved by the Hon. High Court of Mumbai on 9th December, 2005 and which was effective from 21st December, 2005.

(Rs. in crore)

INVESTMENTS	As at 31st March, 2006		As at 31st March, 2005	
AGGREGATE VALUE OF	**Book Value**	**Market Value**	Book Value	Market Value
Quoted Investments	**1,034.78**	**1,289.01**	6,558.57	8,373.09
Unquoted Investments	**5,632.03**		16,525.82	

Reconciliation of Consolidated Net Profit determined under Indian GAAP to Consolidated Net Income in accordance with US GAAP

The following reconciliation between Consolidated Net Profit determined under generally accepted accounting principles in India ("Indian GAAP") to Consolidated Net Income in accordance with accounting principles generally accepted in the United States of America ("US GAAP") has been provided as additional disclosure on a voluntary basis to assist readers who may be unfamiliar with Indian GAAP which is the primary reporting basis.

Reconciliation of Consolidated net profit determined under Indian GAAP with net income according to US GAAP.

Year ended 31st March, 2006	Notes	Rs. (crore)	US $ (million)
Consolidated Net Profit determined as per Indian GAAP		**9,398**	**2,107**
Adjustments to conform with US GAAP			
Affiliates and Subsidiaries	1	(91)	(20)
Indirect Preoperative Expenses	2	(108)	(24)
Foreign Currency and Hedging	3	(106)	(24)
Depreciation	4	219	49
Deferred Income Tax	5	372	83
Employee Benefits	6	30	7
Other		21	4
Consolidated net income in accordance with US GAAP*		**9,735**	**2,182**

1 US $ = Rs. 44.615 (Exchange rate as on 31.03.2006)

*The carrying value of the net assets demerged during the year under the scheme of demerger is Rs. 19,006 crore (US$ 4,260 million) as per US GAAP.

Reconciliation of Consolidated Net Profit determined under Indian GAAP to Consolidated Net Income in accordance with US GAAP (contd.)

Notes to Reconciliation of Consolidated Net profit determined under Indian GAAP with Consolidated Net Income according to US GAAP.

The following notes show the difference between Indian and US GAAP and necessary adjustments to arrive at consolidated net income under the US GAAP :

1. **Share in income of Affiliates and Subsidiaries**

   Under Indian GAAP, the Company's consolidated financial statements include its share of earnings of affiliates and subsidiaries which is consistent with US GAAP. However, the net income under US GAAP includes the earnings of subsidiaries and affiliates determined in accordance with US GAAP. Consolidation of subsidiaries and affiliates is based on financial statements/ results received from them.

2. **Indirect Preoperative Expenses**

   Under Indian GAAP, certain indirect expenses incurred during construction are capitalized. Under US GAAP, such indirect costs are expensed as incurred.

3. **Foreign Currency and Hedging**

   Under Indian GAAP, foreign exchange difference relating to acquisition of fixed assets is adjusted to the carrying cost of such assets. Other foreign exchange differences are recognized in the profit and loss account. Under US GAAP, all gains or losses arising out of foreign exchange differences are required to be included in the determination of net income.

   The Company also enters into derivative contracts to manage its exposures to fluctuations in interest rates, foreign currencies and commodity prices. Substantially all such contracts are regulated by agencies of the Government and may be entered into only for the purposes of hedging. Derivatives that do not meet the criteria for designation as a hedge under Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133, as amended,) at inception, or fail to meet the criteria thereafter, are marked to market and recognized in the statement of net income immediately.

   Under Indian GAAP, the gain or loss on such derivative contracts are generally recognised when the underlying hedge transaction settles, or upon earlier termination of the hedge.

   Under US GAAP, the accounting for hedge contracts depends upon the nature of the hedge. For a derivative designated as hedging an exposure to variable cash flow of a forecasted transaction, the effective portion of the derivative's gain or loss is recognised in income when the forecasted transaction affects earnings, or upon earlier termination of the hedge. Changes in fair value of a derivative that is designated as a fair value hedge along with the gain or loss on the hedged asset or liability are recognised in the statement of net income.

4. **Depreciation**

   Under Indian GAAP, indirect preoperative expenses incurred during construction are capitalized. Under US GAAP, such indirect costs must be expensed as incurred. Depreciation has been adjusted to take account of the US GAAP adjustments to fixed assets for indirect preoperative expenses and foreign currencies.

5. **Deferred Income Tax**

   The provision for taxation under Indian GAAP consists of the estimated tax currently payable and deferred income taxes for timing differences between accounting income and taxable income at the substantively enacted income tax rates.

   US GAAP requires that a provision for such deferred income taxes be made for the future tax effects of temporary differences between book and tax basis of assets at the enacted tax rates.

   Accordingly, the reconciliation provides for an adjustment to reflect the differences due to tax rates and the tax effect of US GAAP adjustments.

6. **Employee benefits**

   Under Indian GAAP, provision for leave encashment is accounted for on actuarial valuation basis.

   Under US GAAP, provision for leave encashment is accounted on actual basis.

Market Value Added (MVA)

MVA is the Market Value of the Shareholders' Equity minus the Book Value of Shareholders' Equity.

	Rs. in crore As at 31st March, 2006
Total Market Value of Equity Shares	1,10,958
Less : Book Value of Shareholders' Equity	49,804
Market Value Added	61,154

Total Shareholders' Return (TSR)

TSR is the Total Return to the Shareholders' measured as the Change in Equity Value of the Company over the period, plus dividends paid during the period, expressed as percentage of the begining Equity Value.

TSR over a three year period - 1st April, 2003 to 31st March, 2006

	Rs. in crore
Market Capitalisation as at 31st March, 2006	1,10,958
Less : Market Capitalisation as at 1st April, 2003	38,603
	72,355
Add: Equity Dividend paid 1st April, 2003 to 31st March, 2006	2,476
Incremental Gain over the Period	74,831
Total Shareholders' Return	194%
Annualised Return (%) per annum	43%

TSR over one year period - 1st April, 2005 to 31st March, 2006

	Rs. in crore
Market Capitalisation as at 31st March, 2006	1,10,958
Less : Market Capitalisation as at 1st April, 2005	76,079
	34,879
Add: Equity Dividend paid 1st April, 2005 to 31st March, 2006	1,045
Incremental Gain over the Period	35,924
Return (%) for the year 2005-06	47%

The above TSR would be higher if the market value of equity shares issued on demerger during 2005-06 is included.

Notes

Annexure 1 to Shareholders' Referencer

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORM

To,
Reliance Industries Limited
C/o. Karvy Computershare Private Limited
46, Avenue 4, Street No. 1, Banjara Hills
Hyderabad 500 034

Dear Sirs,

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND

Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY.

For shares held in physical form

Master Folio No. | | | | | | | | |

For shares held in electronic form

DP. Id | | | | | | | | |

Client Id | | | | | | | | |

FOR OFFICE USE ONLY

ECS Ref. No. ____________

Name of Sole / First holder	
Bank name	
Branch name	
Branch code	(9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch name and code number.

Account type [Please Tick (✓) wherever applicable] → Savings ☐ Current ☐ Cash Credit ☐

A/c. No. (as appearing in the cheque book) →

Effective date of this mandate →

I, hereby declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, the Company/Karvy Computershare Private Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Reliance Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number.

Dated : ____________

(Signature of Sole / First holder)

Notes :
1. Whenever the Shares in the given folio are entirely dematerialised, then this ECS mandate form will stand rescinded.
2. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

Cut here

Annexure 2 to Shareholders' Referencer

FORM II
[See Rule 6(i)]
PART 'A'

Application to the Central Government for an order for payment of the dividend amount out of the General Revenue Account of the Central Government pursuant to section 205B of the Companies Act, 1956.

1. Name of the applicant :
2. Postal address of the applicant :
3. Name, registration number and registered Address of the company from which the amount is due. : Reliance Industries Limited
Regn. No. 11-19786
3rd Floor, Maker Chambers IV, 222,
Nariman Point, Mumbai 400 021.
4. Number of shares held
   (i) Preference shares (with distinctive numbers) :
   (ii) Equity shares (with distinctive numbers) :
5. Financial year to which the dividend relates. :
6. Amount due
   (i) On Preference Shares :
   (ii) On Equity Shares :
   (iii) Interest, if any, payable to him pursuant to sub-section (4) of Section 205A of the Act, and :
   (iv) Total of (i), (ii) and (iii) above :
7. Reasons for non-receipt of the amount from the company :

Place :

Date :

____

(Signature of the applicant or a person holding a power of attorney from the applicant)

Cut here

Received from the Registrar of Companies, Maharashtra, Mumbai the sum of Rs. ____________ (Rupees (in words) ______________________________) being the amount payable to me/us from the General Revenue Account of the Central Government as unclaimed or unpaid dividend (which was originally) due from M/s. Reliance Industries Limited.

1. Signature of witness with name, date, address and occupation

Signature of the claimant with name, date, address and occupation (on revenue stamp of Re. 1/- if the claim is for Rs. 500/- or more)

2. Signature of witness, with name, date, address and occupation

Notes:

1. *Indemnity Bond should be furnished on non-judicial stamp paper of the requisite value, in case the claim exceeds Rs.2500/-.*
2. *In the case of deceased shareholder, the legal representative(s) of the deceased shareholder, who is (are) preferring the claim, is(are) required to furnish succession certificate/probate/letters of administration. In case the shares have been transmitted in the name of the claimant, a certificate in this behalf from the company be furnished.*
3. *Dividend warrant or a photocopy of the share certificate should be furnished.*
4. *Separate applications should be made for claims in respect of each company.*

PART 'B'

Payment Order by the Registrar of Companies, Maharashtra, Mumbai

Classification "075-Miscellaneous General Services-Unpaid Dividends of Companies - Deduct Refunds."

Certified that the amount claimed, namely Rs. ____________ has actually been deposited by the company to the General Revenue Account of the Central Government under Major Head "075 Miscellaneous General Services - Unpaid Dividends of Companies" on ________ (date). Necessary note for refund has been kept in the accounts maintained by me.

____

(Asst. Registrar of Companies, Maharashtra, Mumbai)

Passed for payment for Rs. ________________ in favour of Shri/Smt. ________________________________

The cheque/demand draft may please be issued in favour of Shri/Smt. ________________________________

____

(Asst. Registrar of Companies, Maharashtra, Mumbai)

FORM III

[See Rule 6(3)]

Form of Indemnity Bond

To

Registrar of Companies, Maharashtra
CGO Complex, 2nd Floor,
'A' Wing, CBD Belapur,
Navi Mumbai 400 614.

In consideration of your agreeing to pay me/us the sum of Rs.__________(Rupees ________________________________) only, being the amount due to me/us on dividend for the year(s)______________ from Reliance Industries Limited, Mumbai out of the General Revenue Account of the Central Government, I, ________________________son/daughter/wife of ________________ do hereby agree to indemnify you to the extent of any claim not exceeding the amount herein before mentioned which may be preferred against you, and which you may have to lawfully discharge.

(Signature)

Place :
Date :
Witnesses:-

1. ______________
(Signature) :
Address : ________________________________

2. ______________
(Signature) :
Address : ________________________________

Annexure 3 to Shareholders' Referencer

Nomination Form

[To be filled in by individual(s)]

To,	From	Name of the shareholder and address
Reliance Industries Limited C/o. Karvy Computershare Private Limited 46, Avenue 4, Street No. 1, Banjara Hills Hyderabad 500 034		
	Folio No.	
	No. of Shares	

I am/We are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name						**Age**	
To be furnished in case the nominee is a minor						Date of Birth	
Guardian's Name & Address*							
Occupation of Nominee (✓)	1. Service		2. Business		3. Student		4. Household
	5. Professional		6. Farmer		7. Others		
Nominee's Address							
						Pin Code	
Telephone No.						Fax No.	
Email Address						STD Code	
Specimen signature of Nominee / Guardian (in case nominee is a minor)							

*To be filled in case nominee is a minor

Kindly take the aforesaid details on record.

Thanking you,

Yours faithfully,

Date.................................

Name(s) of equity shareholder(s) {as appearing on the Certificate(s)}		Signature (as per specimen with Company)
Sole/1st holder (Name & Address)		
2nd holder		
3rd holder		
4th holder		

Witnesses (two)		
	Name and Address of Witness	Signature & Date
1.		
2.		

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INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly, all joint holders shall sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.

4. The nominee shall not be a trust, society, body corporate, partnership firm, Karta of Hindu Undivided Family or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.

5. Transfer of Shares in favour of a nominee shall be a valid discharge by a Company against the legal heir(s).

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled; else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the Company) and (b) the nominee.

9. Whenever the Shares in the given folio are entirely transferred or dematerialised, then this nomination will stand rescinded.

10. Upon receipt of a duly executed nomination form, the Registrars & Transfer Agents of the Company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The Company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.

13. The intimation regarding nomination / nomination form shall be filed in duplicate with the Registrars & Transfer Agents of the Company who will return one copy thereof to the Shareholder.

14. For shares held in dematerialised mode nomination is required to be filed with the Depository Participant in their prescribed form.

FOR OFFICE USE ONLY	
Nomination Registration Number	
Date of Registration	
Checked by (Name and Signature)	

Annexure 4 to Shareholders' Referencer

List of Investor Service Centres of Karvy Computershare Private Limited

City / Centre	STD Code	Phone - Office	Fax Nos.	E-Mail
AGRA	0562	2526660 to 63	2526663	sandeepagar@karvy.com, ksblagra@karvy.com
AHMEDABAD	079	26420422 / 26400527 / 28	26565551	ahmedabad@karvy.com
ALIGARH	0571	2509106 to 08	2429272	aligarh@karvy.com; ksblaligarh@karvy.com
ALLAHABAD	0532	2561073 to 74	2561073	pradeept@karvy.com, ksblallahabad@karvy.com
ANANTAPUR	08554	249601 / 249607 / 249608	~	lrajesh@karvy.com, ksblanantpur@karvy.com
ANKLESHWAR	02646	243291 / 243292 / 243392 / 243955	~	hiren.soni@karvy.com, ksblankleshwar@karvy.com
AURANGABAD	0240	2363517 / 23 / 24 / 30	~	shaileshn@karvy.com, ksblabad@karvy.com
BANGALORE	080	26621192 / 26621193	26621169	ramapriyanpb@karvy.com
BAREILLY	0581	~	2476797	avitabh@karvy.com, ksblbareilly@karvy.com
BELGAUM	0831	2402544 / 2402722 / 2402880	2402933	ksblbelgaum@karvy.com
BELLARY	08392	254531, 254532	254533	vijayendra@karvy.com, ksblbellary@karvy.com
BHARUCH	02642	242082 / 242394 / 241546	~	hiren.soni@karvy.com, ksblbharuch@karvy.com
BHAVNAGAR	0278	2525005. 2525006	~	manish.jain@karvy.com, bhavnagar@karvy.com
BHIMAVARAM	08816	231766 / 67 / 68 / 69	~	ppvarma@karvy.com, ksblbvaram@karvy.com
BHOPAL	0755	2559332, 2559337, 2574569, 2574589, 2574731	2760890	ashutosh.dwivedi@karvy.com, ksblbhopal@karvy.com
BHUBANESHWAR	0674	2547531 to 34, 2547382	2511012	ksblbbsr@karvy.com
CALICUT	0495	2760882, 2760884	~	bijesh@karvy.com, ksblcalicut@karvy.com
CHANDIGARH	0172	5071726, 5071727, 5071728, 5079702	~	sanjay@karvy.com, chandigarh@karvy.com
CHENNAI	044	28153445, 28151034, 28153658	28153181	sraja@karvy.com, ksblmadras@karvy.com
CHILAKALURIPET	08647	257501	257502	ksblchpet@karvy.com
COIMBATORE	0422	2237501 to 506, 2231387, 2237990	~	srn@karvy.com, coimbatore@karvy.com
CUTTACK	0671	2335187, 3110827, 3109972	~	debasis@karvy.com, ksblcuttack@karvy.com
DEHRADUN	0135	2713351, 2714046, 2714047	2714047	abhishek@karvy.com, ksbldehradun@karvy.com
DINDIGUL	0451	2436077, 2436177	~	dindigul@karvy.com
DURGAPUR	0343	2586375 to 77	~	jagdish@karvy.com, ksbldurgapur@karvy.com
ELURU	08812	227851 / 52 / 54	~	ksbleluru@karvy.com
ERODE	0424	2225603, 225615, 2225616, 2225617, 2225624	~	erode@karvy.com
GHAZIABAD	0120	2701886, 2701891	~	shailendra@karvy.com, ksblghaziabad@karvy.com
GOBICHETTIPALAYAM	04285	226275, 226276	~	gobi@karvy.com
GORAKHPUR	0551	2333825, 2333814	2346519	abhinav@karvy.com, ksblgorakhpur@karvy.com
GUNTUR	0863	2326684 / 2326686	2326687	ssrikanth@karvy.com, ksblguntur@karvy.com
HALDIA	03224	276755 to 57	~	joshiss@karvy.com, ksblhaldia@karvy.com
HUBLI	0836	2353962, 2353974, 2353975	2353961	basavarajhirur@karvy.com, hubli@karvy.com
HYDERABAD	040	23312454 / 23320251	23312946	anitha@karvy.com
INDORE	0731	5069891, 5069892, 5069893	5069894	pmungre@karvy.com
JAIPUR	0141	2375099, 2363321, 2375039	2364660	mbmaheshwari@karvy.com, ksbljaipur@karvy.com
JAMNAGAR	0288	2557862 to 65	~	jamnagar@karvy.com
JAMSHEDPUR	0657	2487020, 2487045, 2487048	~	jamshedpur@karvy.com, ksbljamshedpur@karvy.com
JUNAGADH	0285	2624154 / 2624140 / 2624125	~	junagadh@karvy.com
KAKINADA	0884	2387382 / 2387383	2387381	vvrao@karvy.com, ksblkakinada@karvy.com
KANPUR	0512	2330127, 2331445, 3092333, 3096000	2558334	prashant@karvy.com, ksblkanpur@karvy.com
KARAIKUDI	04565	237192, 237193	~	karaikudi@karvy.com
KARUR	04324	241892, 241893, 241894	241891	karur@karvy.com
KOCHI	0484	2310884, 2322152	2323104	rganesan@karvy.com, ksblcochin@karvy.com
KOLKATA	033	24634787 to 89, 24647231, 24647232, 24644891	24644866, 24634787	alokc@karvy.com, ksblcalcutta@karvy.com
LUCKNOW	0522	2236820 to 26	2236826	nitinsaxena@karvy.com, adminlucknow@karvy.com
MADURAI	0452	2350855, 2350852 to 854	2350856	madurai@karvy.com, ksblmadurai@karvy.com
MANGALORE	0824	2492302, 2496332, 2492901	2496352	cshetty@karvy.com, mangalore@karvy.com
MATTANCHERRY	0484	2223243	~	kparthasarathy@karvy.com, ksblmattancherry@karvy.com
MUMBAI	022	26730799 / 843 / 311 / 867 / 153 / 292	26730152	pbamlani@karvy.com, mumbaiandheri@karvy.com
MUMBAI	022	30325600, 30325624, 30325645	2285731	francisjf@karvy.com
MYSORE	0821	2524292, 2524294	2524293	vasanthank@karvy.com, mysore@karvy.com
NADIAD	0268	2563210 / 2563245 / 2563248	~	nadiad@karvy.com
NASIK	0253	2577811, 5602542, 5602543, 5602544	~	nabriyad@karvy.com
NELLORE	0861	2349935 / 2349936 / 2349937	2349939	chandramohan@karvy.com, ksblnellore@karvy.com
NEW DELHI	011	23324401 / 23353835 / 981	23324621	sakulpuri@karvy.com, ksbldelhi@karvy.com
PALGHAT	0491	2547143	~	palghat@karvy.com
PANJIM	0832	2426870, 2426871, 2426872	2426873	rajeshpatki@karvy.com, ksblpanajim@karvy.com
PATNA	0612	2321355 / 56	~	sanjayn@karvy.com, ksblpatna@karvy.com
PONDICHERRY	0413	2220636, 2220640	2220659	vipul@karvy.com, ksblpondicherry@karvy.com
PRODDATUR	08564	250822 / 250823 / 250824	~	viswam@karvy.com, ksblproddatur@karvy.com
PUNE	020	4048790	25456842	anandjaju@karvy.com, pune@karvy.com
RAJAHMUNDRY	0883	2434468 / 2434469	2434471	gv@karvy.com, ksblrjm@karvy.com
RAJKOT	0281	2239403 / 2239404 / 2239338 / 2294316	~	manish.jain@karvy.com, rajkot@karvy.com
RANCHI	0651	2330386, 2330394, 2330320	~	ranchi@karvy.com, ksblranchi@karvy.com
RENUKOOT	05446	254201	~	renukoot@karvy.com
ROURKELA	0661	2510771, 2510772	~	nmohanty@karvy.com, rourkela@karvy.com
SALEM	0427	2335700 to 704	2335705	salem@karvy.com
SHIMOGA	08182	228795, 228796, 227485	2226747	shimoga@karvy.com, ksblshimoga@karvy.com
SURAT	0261	8357356 / 8351976 / 8369928	8368693	surat@karvy.com, ksblsurat@karvy.com
TANJORE	04362	279407, 279408	~	tanjore@karvy.com
THENI	04546	261285, 261108	~	jaya@karvy.com, theni@karvy.com
TIRUPATI	0877	2252756	~	venkatreddy@karvy.com, ksbltirupati@karvy.com
TIRUPUR	0421	2205865, 5330158	~	tirupur@karvy.com
TRICHUR	0487	2322483, 2322484	~	josephka@karvy.com
TRICHY	0431	2798200, 2791000	2794132	trichy@karvy.com
TRIVANDRUM	0471	2725987, 2725989 to 991	2725987	csjoy@karvy.com, ksbltvm@karvy.com
TUMKUR	0816	2261891, 2261892, 2261893	~	somnath@karvy.com, tumkur@karvy.com
UDUPI	0820	2530962, 2530963, 2530964	~	ksbludupi@karvy.com, udupi@karvy.com
VADODARA	0265	2225325 / 2225389	2363207	shoban@karvy.com, ksblbaroda@karvy.com
VALLABH-VIDHYANAGAR	02692	248980, 248873	~	mukesh.patel@karvy.com, vvnagar@karvy.com
VARANASI	0542	2225365, 2223814	2223814	ashutosh@karvy.com, ksblvaranasi@karvy.com
VIJAYAWADA	0866	2495200 / 400 / 500 / 600 / 700 / 800	2495300	cchrao@karvy.com, vijayawada@karvy.com
VISHAKAPATNAM	0891	2752915 to 18	2752915 - 18	ysrinivas@karvy.com, ksblvizag@karvy.com
VISHAKAPATNAM - GAJUWAKA	0891	2511685, 2511686	~	prasad@karvy.com, ksblgajuwaka@karvy.com

ATTENDANCE SLIP

Reliance
Industries Limited

Registered Office : 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP. Id*			Master Folio No.	
Client Id*			No. of Shares.	

NAME AND ADDRESS OF THE SHAREHOLDER

I hereby record my presence at the **32nd ANNUAL GENERAL MEETING** of the Company held on Tuesday, June 27, 2006 at 11.00 a.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020.

*Applicable for investors holding shares in dematerialised form.

Signature of the shareholder / proxy

PROXY FORM

Reliance
Industries Limited

Registered Office : 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India

DP. Id*			Master Folio No.	
Client Id*			No. of Shares.	

I/We .... of
.... being a member/members of Reliance Industries Limited
hereby appoint .... of
.... or failing him
.... of ....

as my/our proxy to vote for me/us and on my/our behalf at the **32nd ANNUAL GENERAL MEETING** of the Company to be held on Tuesday, June 27, 2006 at 11.00 a.m. or at any adjournment thereof.

Affix a 15 paise revenue stamp

Signed this .... day of .... 2006.

* Applicable for investors holding shares in dematerialised form.

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NOTE: (1) The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.

What's good for India is good for Reliance.

In our unique journey, starting from textile to oil and gas exploration, we have gone on to set up the world's largest grassroots petroleum refinery. And thereby changed India's status from being a net importer of petroleum products to a net exporter.

Our global presence in exploration and production of oil and gas is aimed at achieving energy independence for India.

Today, as India's only private sector FORTUNE Global 500® company, our exports reach over 100 countries, with a 8.2% share of India's export revenue.

Continuing this tradition, we are committed to constantly forge ahead to greater heights to make India an economic superpower in the knowledge era.

...ense to post Annual Report
without pre-payment of postage
under Licence No.
...H/MR/Tech./Tempy-01/ WPP/06

BOOK-POST

If undelivered, please return to:
Karvy Computershare Private Limited,
Unit: Reliance Industries Limited,
46, Avenue 4, Street No.1,
Banjara Hills, Hyderabad-500 034. India

Reliance
Industries Limited
Growth is Life



A panoramic night view of the world's largest grassroots refinery at Reliance, Jamnagar.

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